Exhibit (a)(2)(i)

These materials are important and require your immediate attention. They require shareholders of Tricon Residential Inc. to make important decisions. If you are in doubt about how to make such decisions, please contact your financial, legal, tax or other professional advisors. If you are a shareholder of Tricon Residential Inc. and have any questions regarding the information contained in this management information circular or require assistance in completing your form of proxy, please contact our proxy solicitation agent and shareholder communications advisor, Laurel Hill Advisory Group, at 1-877-452-7184 (toll-free within North America) or by calling 1-416-304-0211 (outside of North America) or by email at assistance@laurelhill.com. Questions on how to complete the letter of transmittal should be directed to Tricon Residential Inc.’s transfer agent, TSX Trust Company, at 1-866-600-5869 (toll-free within North America) or at 416-342-1091 (outside of North America) or by email at txstis@tmx.com.

Company Shareholders in the United States should read the section “Notice to Company Shareholders in the United States” on page (iv) of the accompanying management information circular.

ARRANGEMENT INVOLVING

TRICON RESIDENTIAL INC.

AND

CREEDENCE ACQUISITION ULC

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

to be held on Thursday, March 28, 2024 at 10:00 a.m. (Toronto time)

virtually via live audio webcast at https://web.lumiconnect.com/#/411155572

Password: tricon2024 (case sensitive) and Meeting ID: 411-155-572

AND

MANAGEMENT INFORMATION CIRCULAR

YOUR VOTE IS IMPORTANT. TAKE ACTION AND VOTE TODAY.

The Unconflicted Company Board, acting on the unanimous recommendation of the Special Committee, unanimously recommends that Company Shareholders vote

FOR

the Arrangement Resolution

NEITHER THE U.S. SECURITIES AND EXCHANGE COMMISSION NOR THE SECURITIES REGULATORY AUTHORITY IN ANY STATE IN THE UNITED STATES HAS APPROVED OR DISAPPROVED OF THE ARRANGEMENT OR PASSED UPON THE FAIRNESS OR MERITS OF THE ARRANGEMENT, NOR HAS THE U.S. SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES REGULATORY AUTHORITIES OF ANY STATE IN THE UNITED STATES PASSED ON THE ADEQUACY OR ACCURACY OF THIS CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE. IN ADDITION, NEITHER THE TORONTO STOCK EXCHANGE NOR ANY CANADIAN SECURITIES REGULATORY AUTHORITY HAS IN ANY WAY PASSED UPON THE MERITS OF THE TRANSACTION DESCRIBED IN THIS CIRCULAR, AND ANY REPRESENTATION OTHERWISE IS AN OFFENCE.

February 15, 2024

LETTER TO COMPANY SHAREHOLDERS

February 15, 2024

Dear Company Shareholders:

You are invited to attend a special meeting of holders of common shares (the “Company Shareholders”) of Tricon Residential Inc. (“Tricon” or the “Company”) to be held virtually on Thursday, March 28, 2024 at 10:00 a.m. (Toronto time) (the “Shareholder Meeting”). The purpose of the Shareholder Meeting is to allow Company Shareholders to consider the proposed acquisition by Creedence Acquisition ULC (the “Purchaser”), an entity formed to effect the acquisition of the Company by Blackstone Real Estate Partners X L.P. (“BREP X”) and Blackstone Real Estate Income Trust, Inc. (“BREIT”, and collectively with BREP X and their respective affiliates, including the Purchaser, “Blackstone”), of all of the common shares of Tricon (each, a “Common Share”) not currently owned by Blackstone pursuant to which each Company Shareholder (other than Blackstone and any dissenting Company Shareholders) will be entitled to receive US$11.25 in cash per Common Share (the “Consideration”) by way of a Court-approved statutory plan of arrangement (the “Arrangement”) pursuant to the provisions of the Business Corporations Act (Ontario).

A special committee of the Board of Directors of the Company (the “Company Board”) consisting entirely of independent directors (the “Special Committee”) conducted, with the assistance of its independent financial and legal advisors, a review of the Company’s operations and financing needs and alternatives available to the Company and obtained an independent valuation of the Common Shares. Following this process, and after careful consideration, the Special Committee unanimously recommended that the Unconflicted Company Board (as defined below) determine that the Arrangement is in the best interests of the Company and fair to the Company Shareholders (excluding Blackstone) and that the Company Board approve the Arrangement and recommend that the Company Shareholders vote FOR the Arrangement Resolution (as defined below).

The Company Board, with Frank Cohen (being the director on the Company Board appointed by Blackstone) having recused himself (the “Unconflicted Company Board”), after receiving the unanimous recommendation of the Special Committee and in consultation with its independent financial and legal advisors, determined that the Arrangement is in the best interests of the Company and fair to the Company Shareholders (excluding Blackstone) and unanimously recommends that the Company Shareholders vote FOR the Arrangement Resolution.

In reaching its recommendation, the Special Committee took into consideration, among other things, the following:

•

Significant premium to market price. The Consideration of $11.25 per Common Share in cash represents a premium of approximately 30% to the closing price of the Common Shares on the New York Stock Exchange (“NYSE”) as of January 18, 2024, the last trading day prior to the public announcement of the Arrangement, and a premium of approximately 42% to the volume weighted average share price on the NYSE over the 90-day period ended January 18, 2024.

•

Certainty of value of cash consideration. The Consideration to be received by Company Shareholders is payable entirely in cash, providing Company Shareholders with certainty of value and liquidity immediately upon the closing of the Arrangement, in comparison to the risks, uncertainties and longer potential timeline for realizing equivalent value from the Company Board-approved strategic plan or possible strategic alternatives involving transactions in which all or a portion of the consideration would be payable in equity or would require a series of transactions involving sales of properties to separate acquirors.

•

Transaction represents compelling value relative to alternatives. Prior to entering into the Arrangement Agreement, the Special Committee and the Unconflicted Company Board, with the assistance of their financial and legal advisors, and based upon their collective knowledge of the business, operations, financial condition, earnings and prospects of the Company, as well as their collective knowledge of the current and prospective environment in which the Company operates (including economic and market conditions), assessed the relative benefits and risks to the Company’s security holders, employees and residents of various alternatives reasonably available to the Company, including continued execution of the Company’s existing Company Board-approved strategic plan and the possibility of soliciting other potential buyers of the Company. As part of that evaluation process, the Special Committee unanimously was of the view that:

○	the Consideration represents greater value for the Company Shareholders than would reasonably be expected from the continued execution of the Company Board-approved strategic plan;

○

contacting other bidders before announcing a transaction would result in significant risks to the Company and its business, including the risk that it could jeopardize the availability of the Blackstone proposal and that market leaks and rumours regarding a potential transaction would disrupt relationships with joint venture partners, jeopardize transactions currently in the pipeline, risk employee turnover, increase turnover in the Company Shareholder base and lead to potential Common Share price volatility; and

○

there exists a limited universe of potential third parties with an interest in acquiring the Company, and it is unlikely that any other party would be willing to acquire the Company on terms that are more favourable to Company Shareholders, from a financial point of view, than the Arrangement, due to the size and varied nature of the Company’s portfolio and business lines, the Company’s cross border structure and the fact that leverage constraints could impact the price that public company bidders may be able to pay.

•

Rigorous arm’s length negotiation process. The Arrangement Agreement is the result of a rigorous arm’s length negotiation process that was undertaken with the oversight and participation of the Special Committee and the Unconflicted Company Board and their financial and legal advisors which included price increases by Blackstone from its initial proposed price of $11.00 per Common Share. The Special Committee concluded that $11.25 per Common Share is the highest price that Blackstone was willing to pay to acquire the Company.

•

Scotia Capital Formal Valuation and Fairness Opinion. The Special Committee received a formal valuation and fairness opinion from Scotia Capital Inc., which states that, as of the date thereof, and based upon and subject to the analyses, assumptions, limitations and qualifications set out therein: (i) the fair market value of a Common Share is in the range of $9.80 to $12.90 per Common Share, and (ii) the Consideration to be received by the Company Shareholders (excluding Blackstone) pursuant to the Arrangement is fair, from a financial point of view, to the Company Shareholders (excluding Blackstone).

•

Blackstone’s reputation and track record of closing transactions. The Special Committee concluded that it is likely that Blackstone will complete the Arrangement if all conditions are satisfied given (i) Blackstone’s proven ability to complete large acquisition transactions, including substantial experience with take-private transactions, (ii) Blackstone’s extensive experience in the real estate industry, (iii) Blackstone’s substantial available capital and (iv) the Purchaser Termination Fee of $526 million payable to the Company if the Arrangement Agreement is terminated in certain circumstances (representing approximately 15% of the Company’s equity value (assuming the exchange of all Preferred Units)), $466.843 million of which payment is guaranteed by BREP X and $59.157 million of which payment is guaranteed by BREIT Operating Partnership L.P.

•

Reasonable timeline to closing. The Arrangement is structured as a statutory plan of arrangement under the Business Corporations Act (Ontario). The completion of the Arrangement is expected to occur in the second quarter of this year, and is subject to customary closing conditions, including court approval, the approval of the Company Shareholders and required regulatory approvals under the Competition Act (Canada) and Investment Canada Act.

- ii -

The negotiations leading to the execution and announcement of the Arrangement Agreement were supervised by the Special Committee, which was comprised solely of independent directors and advised by experienced and qualified independent financial and legal advisors. The Arrangement is subject to the following approvals from Company Shareholders and the Ontario Superior Court of Justice (Commercial List) (the “Court”), which provides additional protection to the Company Shareholders (excluding Blackstone):

(a)

a special resolution (the “Arrangement Resolution”), the full text of which is outlined in Appendix “A” of the accompanying management information circular (the “Circular”), must be approved by at least two-thirds (66 2/3%) of the votes cast by Company Shareholders present or represented by proxy at the Shareholder Meeting, voting as a single class;

(b)

as the Arrangement constitutes a “business combination” for the purposes of Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”), the Arrangement Resolution must also be approved by a simple majority (more than 50%) of the votes cast by Company Shareholders present or represented by proxy at the Shareholder Meeting, excluding, for this purpose, the votes attached to the Common Shares held by Blackstone, David Berman, Gary Berman and any other Company Shareholders required to be excluded under MI 61-101; and

(c)	the Arrangement must be approved by the Court, which will consider, among other things, the procedural and substantive fairness of the Arrangement to Company Shareholders (excluding Blackstone).

The 28,123,624 Common Shares beneficially owned or controlled, directly or indirectly, by BREIT, along with the 4,266,422 Common Shares and the 2,113,977 Common Shares beneficially owned or controlled, directly or indirectly, by David Berman and Gary Berman, respectively, collectively representing approximately 11.70% of the Common Shares as of the Record Date, will be excluded for the purposes of the “minority approval” required under MI 61-101. Frank Cohen (the director on the Company Board appointed by Blackstone) does not own any Common Shares and accordingly need not be excluded for the purposes of the “minority approval” required under MI 61-101.

In connection with the proposed Arrangement, all directors and executive officers of the Company have advised the Company that they intend to vote or cause to be voted all Common Shares beneficially held by them, if any, in favour of the Arrangement Resolution.

The Arrangement is currently expected to be completed in the second quarter of this year based on the assumption that all required Company Shareholder, Court and regulatory approvals are obtained and all other conditions to the Arrangement are satisfied or waived prior to such date.

The Shareholder Meeting will be held on Thursday, March 28, 2024 at 10:00 a.m. (Toronto time) in virtual format via live audio webcast at https://web.lumiconnect.com/#/411155572, Password: tricon2024 (case sensitive) and Meeting ID: 411-155-572. As the Company aims to maximize Company Shareholder participation, the Shareholder Meeting will be in a virtual-only format, which will be conducted via live audio webcast. All Company Shareholders, regardless of geographic location, will have an equal opportunity to participate at the Shareholder Meeting. Company Shareholders will not be able to attend the Shareholder Meeting in person. Registered Company Shareholders and duly appointed proxyholders will be able to attend, participate or vote at the Shareholder Meeting online. Guests and non-registered Company Shareholders (being shareholders who hold their Common Shares through a broker, investment dealer, bank, trust company, custodian, nominee or other intermediary) must duly appoint themselves as proxyholder in order to be able to vote or ask questions at the Shareholder Meeting. The online Shareholder Meeting will ensure that Company Shareholders who attend the Shareholder Meeting will be afforded the same rights and opportunities to participate as they would at an in-person meeting.

- iii -

Please arrange for your proxy to be received by the Company’s transfer agent, TSX Trust Company (“TSX Trust”), at 301-100 Adelaide Street West, Toronto, Ontario, M5H 4H1, Attention: Proxy Department, by no later than 10:00 a.m. (Toronto time) on Tuesday, March 26, 2024 (or, if the Shareholder Meeting is adjourned or postponed, 48 hours, excluding Saturdays, Sundays and statutory holidays, prior to the commencement of the reconvened Shareholder Meeting). Late proxies may be accepted or rejected by the Chair of the Shareholder Meeting at his or her discretion, subject to the terms of the Arrangement Agreement, and the Chair of the Shareholder Meeting is under no obligation to accept or reject any particular late proxy.

Company Shareholders should review the accompanying notice of special meeting of Company Shareholders and the Circular, which describes, among other things, the background to the Arrangement as well as the reasons for the determinations and recommendations of the Special Committee and the Company Board. The Circular contains a detailed description of the Arrangement and includes additional information to assist you in considering how to vote at the Shareholder Meeting. You are urged to read this information carefully and, if you require assistance, you are urged to consult your financial, legal, tax or other professional advisors.

Your vote is important regardless of the number of Common Shares you own. If you are unable to attend the Shareholder Meeting, we encourage you to take the time now to complete, sign, date and return the enclosed form of proxy or voting instruction form, as applicable, so that your Common Shares can be voted at the Shareholder Meeting in accordance with your instructions. If you are a registered Company Shareholder, we also encourage you to complete, sign, date and return the enclosed letter of transmittal, which will help the Company arrange for the prompt payment for your Common Shares if the Arrangement is completed.

If you have any questions about the information contained in this Circular or require assistance in completing your form of proxy please contact our proxy solicitation agent and shareholder communications advisor, Laurel Hill Advisory Group, at 1-877-452-7184 (toll-free in North America), or by calling 1-416-304-0211 (outside of North America) or by email at assistance@laurelhill.com. Questions on how to complete the letter of transmittal should be directed to the Company’s transfer agent, TSX Trust, at 1-866-600-5869 (toll-free within North America) or at 416-342-1091 (outside of North America) or by email at txstis@tmx.com.

On behalf of the Company Board, we would like to take this opportunity to thank you for the support you have shown as Company Shareholders.

Yours very truly,

(signed) David Berman
David Berman Executive Chairman of the Board of Directors

- iv -

Voting is Easy. Vote Well in Advance of the Proxy Deadline of March 26, 2024 at

10:00 a.m. (Toronto time)

Questions or Require Voting Assistance?

Contact our proxy solicitation agent:

North America Toll Free: 1-877-452-7184

Outside North America: 1-416-304-0211

Email: assistance@laurelhill.com

- v -

TRICON RESIDENTIAL INC.

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

Toronto, Ontario, Canada, February 15, 2024

NOTICE IS HEREBY GIVEN that, in accordance with an interim order of the Ontario Superior Court of Justice (Commercial List) dated February 15, 2024 (the “Interim Order”), a special meeting (the “Shareholder Meeting”) of the holders (the “Company Shareholders”) of common shares (the “Common Shares”) of Tricon Residential Inc. (“Tricon” or the “Company”) will be held on Thursday, March 28, 2024 at 10:00 a.m. (Toronto time) in virtual format for the following purposes:

1.

to consider, and, if deemed advisable, to pass, with or without variation, a special resolution (the “Arrangement Resolution”), the full text of which is outlined in Appendix “A” of the accompanying management information circular (the “Circular”), to approve an arrangement (the “Arrangement”) under section 182 of the Business Corporations Act (Ontario) (the “OBCA”) involving the Company and Creedence Acquisition ULC (the “Purchaser”) in accordance with the arrangement agreement between the Purchaser and the Company dated January 18, 2024, as it may be modified, supplemented or amended from time to time in accordance with its terms, and all the transactions contemplated thereby, pursuant to which, among other things, the Purchaser would acquire all of the issued and outstanding Common Shares, as more particularly described in the Circular; and

2.	to transact such other business as may properly come before the Shareholder Meeting or any adjournment or postponement(s) thereof.

The Circular provides additional information relating to the matters to be addressed at the Shareholder Meeting, including the Arrangement. Company Shareholders are encouraged to read the Circular carefully when evaluating the matters to be considered at the Shareholder Meeting.

Shareholder Meeting

The Shareholder Meeting will be held on Thursday, March 28, 2024 at 10:00 a.m. (Toronto time) in virtual format via live audio webcast at https://web.lumiconnect.com/#/411155572, Password: tricon2024 (case sensitive) and Meeting ID: 411-155-572. As the Company aims to maximize Company Shareholder participation, the Shareholder Meeting will be in a virtual-only format, which will be conducted via live audio webcast. All Company Shareholders, regardless of geographic location, will have an equal opportunity to participate at the Shareholder Meeting. Company Shareholders will not be able to attend the Shareholder Meeting in person. Registered Company Shareholders and duly appointed proxyholders will be able to attend, participate and vote at the Shareholder Meeting online. Guests and non-registered Company Shareholders (being shareholders who hold their common shares through an Intermediary (as defined below)) must duly appoint themselves as proxyholder in order to be able to vote or ask questions at the Shareholder Meeting. The online Shareholder Meeting will ensure that Company Shareholders who attend the Shareholder Meeting will be afforded the same rights and opportunities to participate as they would at an in-person meeting.

You can participate online using your smartphone, tablet or computer. Confirm that the browser for whichever device you are using is compatible by visiting https://web.lumiconnect.com/#/411155572 in advance of the Shareholder Meeting. You will need the latest version of Chrome, Safari, Edge or Firefox (please do not use Internet Explorer). Internal networks, firewalls, as well as VPNs (virtual private networks) may block the audio webcast or access to the virtual platform for the Shareholder Meeting. If you experience issues, make sure your VPN is deactivated or that you are not using a computer connected to an enterprise network.

Company Shareholders are encouraged to submit their vote in advance by completing a form of proxy (in the case of registered Company Shareholders) or voting instruction form (in the case of non-registered Company Shareholders), or where advanced voting is not possible, to do so at the virtual Shareholder Meeting. Detailed voting instructions can be found in the section of the Circular entitled “Information Concerning the Shareholder Meeting and Voting – How to Vote”.

Appointment of Proxyholders

Company Shareholders who wish to appoint a person other than the management nominees identified in the form of proxy or voting instruction form, including non-registered (beneficial) Company Shareholders who wish to appoint themselves as proxyholder, must carefully follow the instructions in the accompanying Circular and on their form of proxy or voting instruction form. Detailed instructions for appointing proxyholders can be found in the section of the Circular entitled “Information Concerning the Shareholder Meeting and Voting – How to Vote”.

Record Date

The Board of Directors of the Company (the “Company Board”) has set the close of business on Tuesday, February 13, 2024 as the record date (the “Record Date”) for determining the Company Shareholders who are entitled to receive notice of, and to vote their Common Shares at the Shareholder Meeting. Only persons who are shown on the register of Company Shareholders at the close of business on the Record Date, or their duly appointed proxyholders, will be entitled to attend the Shareholder Meeting and vote on the Arrangement Resolution.

As of the Record Date, there were 294,859,359 Common Shares issued and outstanding. Each Common Share entitles its holder to one (1) vote with respect to the matters to be voted on at the Shareholder Meeting.

Shareholder Approval

In order to become effective, the Arrangement must be approved by (i) at least two-thirds (66 2/3%) of the votes cast by Company Shareholders present or represented by proxy at the Shareholder Meeting, voting as a single class, and (ii) as the proposed transaction constitutes a “business combination” for the purposes of Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”), a simple majority (more than 50%) of the votes cast by Company Shareholders present or represented by proxy at the Shareholder Meeting, excluding, for the purposes of (ii), the votes attached to the Common Shares held by Blackstone, David Berman, Gary Berman and any other Company Shareholders required to be excluded under MI 61-101 (collectively, the “Excluded Shares”). The 28,123,624 Common Shares beneficially owned or controlled, directly or indirectly, by BREIT, along with the 4,266,422 Common Shares and the 2,113,977 Common Shares beneficially owned or controlled, directly or indirectly, by David Berman and Gary Berman, respectively, representing an aggregate of approximately 11.70% of the Common Shares as of the Record Date, will be Excluded Shares for purposes of such “minority approval” required under MI 61-101. Frank Cohen (the director on the Company Board appointed by Blackstone) does not own any Common Shares and accordingly need not be excluded for the purposes of the “minority approval” required under MI 61-101.

Letter of Transmittal

Accompanying this notice of meeting is the Circular, a proxy form and a letter of transmittal (for registered Company Shareholders) (the “Letter of Transmittal”). The accompanying Circular provides information relating to the matters to be addressed at the Shareholder Meeting and is incorporated into this notice of meeting. Any adjourned or postponed meeting resulting from an adjournment or postponement of the Shareholder Meeting will be held at a time and place to be specified either by the Company before the Shareholder Meeting or at the Chair’s discretion at the Shareholder Meeting.

For a registered Company Shareholder (other than BREIT Shareholder and any dissenting Company Shareholders) to receive US$11.25 in cash per Common Share (the “Consideration”) to which they may be entitled pursuant to the Arrangement, they must complete, sign and return the Letter of Transmittal together with their Share Certificate(s) and/or Direct Registration System advice(s), as applicable, and any other required documents and instruments to the depositary named in the Letter of Transmittal, in accordance with the procedures set out therein.

- ii -

Voting

Whether or not you are able to attend the Shareholder Meeting, the Company Board and management of the Company urge you to participate in the Shareholder Meeting and vote your Common Shares. If you are a registered Company Shareholder and cannot attend the Shareholder Meeting to vote your Common Shares, please vote in one of the following ways:

i.

by following the instructions for internet voting in the accompanying proxy form at least 48 hours, excluding Saturdays, Sundays and holidays, prior to the Shareholder Meeting or related adjournment(s) or postponement(s); or

ii.

by completing and signing the accompanying proxy form and returning it in the enclosed envelope, postage prepaid at least 48 hours, excluding Saturdays, Sundays and statutory holidays, prior to the Shareholder Meeting or related adjournment(s) or postponement(s); or

iii.	by duly appointing someone as a proxy to participate in the Shareholder Meeting and vote your Common Shares for you.

The chair of the Shareholder Meeting reserves the right to accept late proxies and to extend or waive the proxy cut off at their discretion, with or without notice, subject to the terms of the Arrangement Agreement.

If you are a beneficial (non-registered) Company Shareholder, please refer to the section in the Circular entitled “Information Concerning the Shareholder Meeting and Voting – Non-Registered Company Shareholders” for information on how to vote your Common Shares. Beneficial (non-registered) Company Shareholders who hold their Common Shares through a broker, investment dealer, bank, trust company, custodian, nominee or another intermediary (an “Intermediary”), should carefully follow the instructions of their Intermediary to ensure that their Common Shares are voted at the Shareholder Meeting in accordance with such Company Shareholders’ instructions and, as applicable, to arrange for their Intermediary to complete the necessary transmittal documents and to ensure that they receive payment of the Consideration for their Common Shares if the Arrangement is completed.

Dissent Rights

Pursuant to the Interim Order, registered Company Shareholders have the right to dissent with respect to the Arrangement Resolution and, if the Arrangement becomes effective, to be paid the fair value of their Common Shares (less the amount of their entitlement to a pro rata portion of the return of capital distribution described in the accompanying Circular, if any) by the Purchaser in accordance with the provisions of Section 185 of the OBCA (the “Dissent Rights”), as modified by the Interim Order and/or the plan of arrangement pertaining to the Arrangement (the “Plan of Arrangement”). A registered Company Shareholder wishing to exercise Dissent Rights with respect to the Arrangement Resolution must provide a written notice of dissent (a “Dissent Notice”) to the Company, which the Company must receive, c/o David Veneziano, Executive Vice President and Chief Legal Officer, at 7 St. Thomas Street, Suite 801, Toronto, Ontario, M5S 2B7, Canada, with copies to each of:

i.	Goodmans LLP, Bay Adelaide Centre, 333 Bay Street, Suite 3400, Toronto, Ontario, Canada, M5H 2S7, Attention: John Connon, email: jconnon@goodmans.ca and Tara Hunt, email: thunt@goodmans.ca; and

ii.	Davies Ward Phillips & Vineberg LLP, 155 Wellington Street West, Toronto, ON M5V 3J7, Attention: Kevin Greenspoon, email: kgreenspoon@dwpv.com and Joseph DiPonio, email: jdiponio@dwpv.com.

by no later than 5:00 p.m. (Toronto time) on March 26, 2024 (or, if the Shareholder Meeting is adjourned or postponed, by no later than 5:00 p.m. on the second (2nd) business day, excluding Saturdays, Sundays and statutory holidays, prior to the commencement of the reconvened Shareholder Meeting), and must otherwise strictly comply with the dissent procedures described in the accompanying Circular, the Interim Order, the Plan of Arrangement and Section 185 of the OBCA, as modified by the Interim Order and the Plan of Arrangement. A Company Shareholder’s Dissent Notice sent with respect to the Arrangement shall be deemed to be and shall be automatically revoked if such Company Shareholder has voted (some or all of their Common Shares) FOR the Arrangement Resolution, whether online, virtually at the Shareholder Meeting or by proxy.

- iii -

Anyone who is a beneficial owner of Common Shares registered in the name of an Intermediary and who wishes to exercise Dissent Rights should be aware that only registered Company Shareholders are entitled to exercise Dissent Rights. A non-registered Company Shareholder who wishes to exercise Dissent Rights must make arrangements for the registered Company Shareholder of such Common Shares to exercise Dissent Rights on behalf of such Company Shareholder. A registered Company Shareholder who intends to exercise Dissent Rights must do so with respect to all of the Common Shares registered in the Company Shareholder’s name that either: (i) they hold on their own behalf; or (ii) they hold on behalf of any one beneficial Company Shareholder, and must deliver a Dissent Notice to the Company in the manner and within the time described above. There is no right to a partial Dissent Right.

It is recommended that you seek independent legal advice if you wish to exercise Dissent Rights. The Dissent Rights are more particularly described in the accompanying Circular, and copies of the Plan of Arrangement, the Interim Order and the text of Section 185 of the OBCA are set forth in Appendix “B”, Appendix “E” and Appendix “G”, respectively, of the Circular. Failure to strictly comply with the requirements set forth in Section 185 of the OBCA, as modified by the Interim Order and/or the Plan of Arrangement, may result in the loss of the Dissent Rights.

By order of the Company Board,

(signed) David Berman
David Berman Executive Chairman of the Company Board

- iv -

TRICON RESIDENTIAL INC.

MANAGEMENT INFORMATION CIRCULAR

This management information circular (this “Circular”) is provided in relation to the solicitation of proxies by the management of Tricon Residential Inc. (“we”, “us”, “our”, “Tricon” and the “Company”) for use at the special meeting of Company Shareholders (the “Shareholder Meeting”) of the Company to be held on Thursday, March 28, 2024 at 10:00 a.m. (Toronto time) virtually via live audio webcast at https://web.lumiconnect.com/#/411155572 and at any adjournment or postponement thereof. Unless otherwise indicated, the information provided in this Circular is provided as of the Record Date of Tuesday, February 13, 2024.

All capitalized terms used in this Circular but not otherwise defined herein have the meanings set forth in the “Glossary of Terms”. In this Circular, unless there is something in the subject matter or context inconsistent therewith, words importing the singular number only (including defined terms) include the plural. Capitalized words and terms used in the Schedules attached to this Circular are defined separately therein.

CURRENCY AND EXCHANGE RATES

Unless otherwise indicated, references to “$” or “US$” refer to the lawful currency of the United States of America and references to “C$” refer to the lawful currency of Canada. On February 13, 2024, the daily average exchange rate as reported by the Bank of Canada was: C$1.00 = US$0.7377 and US$1.00 = C$1.3556.

CAUTIONARY STATEMENTS

We have not authorized any person to give any information or make any representation regarding the Arrangement or any other matters to be considered at the Shareholder Meeting other than those contained in this Circular. If any such information or representation is given or made to you, you should not rely on it as being authorized or accurate.

This Circular does not constitute an offer to buy, or a solicitation of an offer to sell, any securities, or the solicitation of a proxy, by any person in any jurisdiction in which such an offer or solicitation is not authorized or in which the person making such an offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such an offer or solicitation. The delivery of this Circular will not, under any circumstances, create any implication or be treated as a representation that there has been no change in the information set out herein since the date of this Circular.

Management is soliciting your proxy. The Company has retained Laurel Hill Advisory Group (“Laurel Hill”) as its proxy solicitation agent and shareholder communications advisor for assistance in connection with the solicitation of proxies for the Shareholder Meeting, and will pay Laurel Hill fees of C$175,000 for such services in addition to certain out-of-pocket expenses. Management requests that you sign and return the proxy form or voting instruction form so that your votes are exercised at the Shareholder Meeting. The solicitation of proxies will be conducted primarily by mail but may also be made by telephone, facsimile transmission or other electronic means of communication or in-person by the directors, officers and employees of Tricon. The Company will bear the cost of such solicitation and will reimburse Intermediaries for their reasonable charges and expenses incurred in forwarding proxy materials to non-registered Company Shareholders. The Purchaser and its affiliates may also participate in the solicitation of proxies.

Company Shareholders should not construe the contents of this Circular as legal, tax or financial advice and are urged to consult with their own legal, tax, financial or other professional advisors.

The information contained in this Circular concerning the Purchaser and its affiliates, including such information under the heading “Special Factors – Background to the Arrangement”, has been provided by the Purchaser and its affiliates for inclusion in this Circular. Although the Company has no knowledge that any statement contained herein taken from, or based on, such information and records or information provided by the Purchaser or its affiliates are untrue or incomplete, the Company assumes no responsibility for the accuracy of the information contained in such documents, records or information or for any failure by the Purchaser or its affiliates to disclose events which may have occurred or may affect the significance or accuracy of any such information but which are unknown to the Company.

All summaries of and references to the Arrangement Agreement, the Plan of Arrangement, and Support Agreement in this Circular are qualified in their entirety by the complete text of such documents and Company Shareholders should refer to the full text for complete details of such documents. The Plan of Arrangement is attached as Appendix “B” to this Circular, and copies of the Arrangement Agreement and Support Agreement are available under Tricon’s profiles on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov. You are urged to read the full text of the Arrangement Agreement and the Plan of Arrangement carefully.

NO CANADIAN SECURITIES REGULATORY AUTHORITY NOR THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION HAS PASSED UPON THE ACCURACY OR ADEQUACY OF THIS CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS AN OFFENCE.

FORWARD-LOOKING INFORMATION

This Circular contains “forward-looking information” within the meaning of applicable Canadian Securities Laws, and Tricon intends that such forward-looking statements be subject to the safe harbours created thereby. Forward-looking statements are statements other than historical information or statements of current condition. Words such as may, expect, believe, plan, anticipate, intend, could, estimate, continue, or similar expressions or the negative of such expressions are intended to identify forward-looking statements. In addition, any statements that refer to expectations, projections or other characterizations of future events and circumstances are considered forward-looking statements. They are not guarantees of future performance and these statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. More particularly and without restriction, this Circular contains forward-looking statements and information regarding: the Company Forecasts; the anticipated benefits of the Arrangement for the Company and Company Shareholders; the Company Shareholder Approvals, Court approval and Required Regulatory Approvals and other conditions required to complete the Arrangement; the anticipated timing of the completion of the Arrangement; future distributions by the Company and Company Subsidiaries; the de-listing of the Common Shares from the TSX and the NYSE, and the Company ceasing to be a reporting issuer in Canada; the consequences to Company Shareholders if the Arrangement is not completed; the anticipated expenses of the Arrangement; the Canadian and U.S. income tax consequences of the Arrangement and expected tax treatment of the Return of Capital Distribution, if any, and Common Share Acquisition Price; and such other statements regarding the Company’s expectations, intentions, plans and beliefs.

Forward-looking information is subject to a number of risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from those that are disclosed in or implied by such forward-looking information. These risks and uncertainties include, but are not limited to, the failure of the parties to obtain the necessary Company Shareholder Approvals, Court approval and Required Regulatory Approvals or to otherwise satisfy the conditions to the completion of the Arrangement or that the Arrangement Agreement will be amended or terminated; failure of the parties to obtain such approvals or satisfy such conditions in a timely manner or at all; the response of business partners, tenants and competitors to the announcement and pendency of the Arrangement; significant transaction costs or unknown liabilities; potential litigation relating to the Arrangement Agreement, including the effects of any outcomes related thereto; failure to realize the expected benefits of the Arrangement; the Arrangement Agreement restricting the Company from taking specified actions, without the consent of the Purchaser, until the Arrangement is completed; a material adverse change or other circumstance that could give rise to the termination of the Arrangement Agreement; material adverse changes in the business or affairs of the Company; competitive factors in the industries in which the Company operates; either party’s failure to consummate the Arrangement when required or on the terms as originally negotiated; interest rates, inflation rates, foreign exchange rates, prevailing economic conditions; and other risks and uncertainties identified under “Risk Factors” and “Information Concerning Tricon”. Failure to obtain the necessary Company Shareholder Approvals, Court approval and Required Regulatory Approvals, or the failure of the parties to otherwise satisfy the conditions to the completion of the Arrangement or to complete the Arrangement, may result in the Arrangement not being completed on the proposed terms, or at all. In addition, if the Arrangement is not completed, and the Company continues as a publicly traded entity, there are risks that the announcement of the Arrangement and the dedication of substantial resources of the Company to the completion of the Arrangement could have an impact on its business and strategic relationships (including with future and prospective employees, customers, suppliers and partners), operating results and activities in general, and could have a material adverse effect on its current and future operations, financial condition and prospects. Furthermore, pursuant to the terms of the Arrangement Agreement, the Company may, in certain circumstances, be required to pay the Company Termination Fee to the Purchaser, the result of which could have an adverse effect on its financial position.

- ii -

This list is not exhaustive of the factors that may affect any of the forward-looking statements of Tricon. The risks and uncertainties that could affect forward-looking statements are described further under the heading “Risk Factors”. Additional risks are further discussed in Tricon’s annual information form and annual report (Form 40-F) for the year ended December 31, 2022, the management’s discussion and analysis of financial condition and results of operations for the year ended December 31, 2022, as well as the management’s discussion and analysis of financial condition and results of operations for the three and nine months ended September 30, 2023, each of which has been filed under Tricon’s profiles on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov.

Although Management has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that could cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Consequently, all of the forward-looking information contained herein is qualified by the foregoing cautionary statements, and there can be no guarantee that the results or developments that we anticipate will be realized or, even if substantially realized, that they will have the expected consequences or effects on our business, financial condition or results of operation. Unless otherwise noted or the context otherwise indicates, the forward-looking information contained herein is provided as of the date hereof, and the Company does not undertake to update or amend such forward-looking information whether as a result of new information, future events or otherwise, except as may be required by applicable Securities Laws.

NON-IFRS MEASURES

In this Circular, the Company uses certain non-IFRS financial measures, non-IFRS ratios and certain real estate industry supplementary financial measures to measure, compare and explain the operating results and financial performance of the Company. These measures are commonly used by entities in the real estate industry as useful metrics for measuring performance. The Company utilizes these measures in managing its business, including performance measurement and capital allocation. In addition, certain of these measures are used in measuring compliance with the Company’s debt covenants. Management believes that providing these performance measures on a supplemental basis is helpful to Company Shareholders in assessing the overall performance of the Company’s business. However, these measures are not recognized under and do not have any standardized meaning prescribed by IFRS as issued by the IASB, and are not necessarily comparable to similar measures presented by other publicly-traded entities. These measures should be considered as supplemental in nature and not as a substitute for related financial information prepared in accordance with IFRS. Because non-IFRS financial measures, non-IFRS ratios and supplementary financial measures do not have standardized meanings prescribed under IFRS, applicable Securities Laws require that such measures be clearly defined, identified, and reconciled to their nearest IFRS measure. The definition, calculation and reconciliation of the non-IFRS financial measures and the requisite disclosure for non-IFRS ratios used in this document are provided in the sections titled “Non-IFRS Measures”, “Forward Looking Statements and Market”, “Industry Data” and “Appendix A - Reconciliations” in the Company’s management’s discussion and analysis of financial condition and results of operations for the three and nine months ended September 30, 2023, which has been filed under Tricon’s profiles on SEDAR+ at www.sedarplus.ca on November 7, 2023 and on EDGAR at www.sec.gov on November 7, 2023, and is hereby incorporated by reference in this Circular, as well as in “Exhibit “A”-Reconciliation of Certain Non-IFRS Measures”.

The non-IFRS financial measures, non-IFRS ratios and supplementary financial measures presented herein should not be construed as alternatives to net income (loss) or cash flow from the Company’s activities, determined in accordance with IFRS, as indicators of the Company’s financial performance. The Company’s method of calculating these measures may differ from other issuers’ methods and, accordingly, these measures may not be comparable to similar measures presented by other publicly-traded entities.

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The non-IFRS financial measures, non-IFRS ratios and real estate industry supplementary financial measures presented herein should not be considered in isolation or in lieu of the Company’s operating and other financial information that is publicly available. These measures should be read together with the Company’s published financial statements, the most recent of which are the unaudited condensed interim consolidated financial statements of the Company for the three and nine months ended September 30, 2023 and management’s discussion and analysis of financial condition and results of operations for the three and nine months ended September 30, 2023, each of which has been filed under Tricon’s profiles on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov.

NOTICE TO COMPANY SHAREHOLDERS IN THE UNITED STATES

The transactions contemplated herein constitute a “going private” transaction under Rule 13e-3 promulgated under the United States Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”). In connection with these transactions, the Company, the Purchaser and certain related parties have filed with the U.S. Securities and Exchange Commission (the “SEC”) a transaction statement (the “Schedule 13E-3”) pursuant to Section 13(e) of the U.S. Exchange Act and Rule 13e-3 thereunder, which incorporates, by reference therein, this Circular. Copies of the Schedule 13E-3 are, and any other documents filed by the Company in connection with the Arrangement will be, available under Tricon’s profile on EDGAR at www.sec.gov.

Company Shareholders are advised to read this Circular and the Schedule 13E-3 in their entirety, including the exhibits or appendices hereto or thereto, as applicable, because they contain important information.

Tricon is a corporation existing under the laws of Ontario and is a “foreign private issuer” within the meaning of the rules promulgated under the U.S. Exchange Act. Section 14(a) of the U.S. Exchange Act and related proxy rules are not applicable to the Company nor to this solicitation and, therefore, this solicitation is not being effected in accordance with such laws. The solicitation of proxies and the transactions contemplated herein involve securities of a Canadian issuer and are being effected in accordance with (i) Canadian corporate laws and Canadian Securities Laws, which differ from disclosure requirements in the United States, and (ii) the requirements of Rule 13e-3 promulgated under the U.S. Exchange Act.

The unaudited condensed interim consolidated financial statements and audited consolidated annual financial statements of Tricon and other financial information included or incorporated by reference in this Circular have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), and thus may differ from the U.S. generally accepted accounting principles. Company Shareholders that are U.S. taxpayers are advised to consult their independent tax advisors regarding the United States federal, state, local and foreign tax consequences to them by participating in the Arrangement.

The enforcement by investors of civil liabilities under United States federal and state securities laws may be affected adversely by the fact that Tricon is organized under the laws of a jurisdiction other than the United States, that some (or all) of its respective officers and directors are residents of countries other than the United States, that some or all of the experts named in this Circular may be residents of countries other than the United States, or that all or a substantial portion of the assets of Tricon and such directors, officers and experts may be located outside the United States. As a result, it may be difficult or impossible for Company Shareholders resident in the United States to effect service of process within the United States upon Tricon and its respective officers and directors or the experts named herein, or to realize against them on judgments of courts of the United States. In addition, Company Shareholders resident in the United States should not assume that the courts of Canada: (a) would enforce judgments of United States courts obtained in actions against such persons predicated upon civil liabilities under the U.S. Securities Laws or any state within the United States, including “blue sky laws” of any state within the United States; or (b) would enforce, in original actions, liabilities against such persons predicated upon civil liabilities under the U.S. Securities Laws, including “blue sky laws” of any state within the United States.

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Goodmans Draft: February 12, 2024

TABLE OF CONTENTS

CURRENCY AND EXCHANGE RATES	I

CAUTIONARY STATEMENTS	I

FORWARD-LOOKING INFORMATION	II

NON-IFRS MEASURES	III

NOTICE TO COMPANY SHAREHOLDERS IN THE UNITED STATES	IV

SUMMARY OF ARRANGEMENT	1

The Shareholder Meeting	1

Record Date	1

Purpose of the Shareholder Meeting	1

Summary of the Arrangement	1

Parties to the Arrangement	2

Tricon	2
Purchaser	2
BREP X	2
BREIT Shareholder	2
BREIT	2
Other Blackstone Filing Parties	2

Background to the Arrangement	3

Recommendation of the Special Committee	3

Recommendation of the Unconflicted Company Board	3

Reasons for the Recommendation	3

Blackstone Filing Parties’ Purposes and Reasons for the Arrangement	4

Position of Blackstone Filing Parties as to the Fairness of the Arrangement	4

Required Company Shareholder Approvals	5

Formal Valuation and Fairness Opinions	5

MI 61-101 Requirements	6

Implementation of the Arrangement	6

Procedural Safeguards for Company Shareholders	10

Support Agreement	11

Arrangement Agreement	11

Certain Canadian Federal Income Tax Considerations	11

Certain U.S. Federal Income Tax Considerations	12

Dissent Rights	12

Depositary	13

Stock Exchange Delisting and Reporting Issuer Status	13

Risk Factors	13

Interest of Certain Persons in the Arrangement; Benefits from the Arrangement	13

Notice to Company Shareholders in the United States	13

QUESTIONS AND ANSWERS ABOUT THE SHAREHOLDER MEETING AND THE ARRANGEMENT	15

SPECIAL FACTORS	23

Background to the Arrangement	23

Tricon’s Purposes and Reasons for the Arrangement	34

Recommendation of the Special Committee and the Unconflicted Company Board; Position of Tricon as to Fairness of the Arrangement	35

Recommendation and Reasons of the Special Committee	35
Recommendation and Reasons of the Unconflicted Company Board; Position of Tricon as to the Fairness of the Arrangement	39

Compensation of the Special Committee	40

Scotia Capital Formal Valuation and Fairness Opinion	40

Mandate and Professional Fees	41
Credentials and Independence of Scotia Capital	42
Prior Valuations	43
Summary of the Scotia Capital Formal Valuation and Fairness Opinion	43
Assumptions and Limitations	44
Definitions and Approach to Fair Market Value	45
Valuation Methodologies	46
Application of Valuation Methodologies to the Common Shares	46
Valuation Reference Points	52
Benefits to Blackstone of Acquiring the Shares Held by Company Shareholders	53
Formal Valuation Summary	53
Valuation Conclusion	53
Fairness Opinion Conclusion	54
General	54
Other Presentations by Scotia Capital	55

Morgan Stanley Fairness Opinion	55

Summary of Financial Analyses	57
Comparable Companies Analysis	58
Dividend Discount Model Analysis	59
Premiums Paid Analysis	59
Cash Levered Buyer Analysis	60
Additional Reference Points	61
Historical Trading Analysis	61
Research Analyst Price Targets and NAV Per Common Share Estimates	61
Preliminary Presentations by Morgan Stanley	61
General	62

RBC’s Advisory Role	63

Company Forecasts	63

Blackstone Filing Parties’ Purposes and Reasons for the Arrangement	66

Position of Blackstone Filing Parties as to the Fairness of the Arrangement	67

Certain Effects of the Arrangement	70

Effect of the Arrangement on the Company’s Net Book Value and Net Earnings	70
Benefits and Detriments of the Arrangement for the Company’s Unaffiliated Security Holders	70
Benefits and Detriments of the Arrangement for Directors and Executive Officers of the Company	71
Benefits and Detriments of the Arrangement for the Blackstone Filing Parties	71

INFORMATION CONCERNING THE SHAREHOLDER MEETING AND VOTING	72

Purpose of the Shareholder Meeting	72

Date, Time and Place of Shareholder Meeting	72

How to Vote	73

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Notice-and-Access	75

Solicitation of Proxies	75

What is a Proxy?	75
Appointment and Revocation of Proxyholders	76

Registered Company Shareholders	76

Non-Registered Company Shareholders	76

Voting Common Shares	77

Principal Company Shareholders	77

Other Business	78

THE ARRANGEMENT	78

Overview	78

Company Shareholder Approvals of the Arrangement	79

Support Agreement	80

Implementation of the Arrangement	80

Effective Date	84

Procedure for Exchange of Share Certificates or DRS Advices by Company Shareholders	84

Payment of Consideration	85

Payment of Consideration to Company Shareholders	85
Currency of Payment	86
Payments to Holders of Incentive Securities	87

Expenses of the Arrangement	88

Financing of the Arrangement	88

Intentions of Directors and Executive Officers	89

Accounting Treatment of the Arrangement	89

Arrangements between Tricon and Security Holders	89

INFORMATION CONCERNING THE PURCHASER AND BLACKSTONE	89

Identities of the Blackstone Filing Parties	89

Purchaser	89
Creedence Intermediate Holdings Inc.	89
BREP X	90
BREIT Shareholder	90
BREIT	90
BREIT OP	90
Blackstone Real Estate Associates X L.P.	90

Agreements Involving the Company Securities	90

INFORMATION CONCERNING TRICON	91

General	91

Description of Share Capital	91

Dividend Policy	92

Commitments to Acquire Securities of Tricon	92

Previous Purchases and Sales	93

Previous Distributions	94

Trading in Shares	97

Interest of Informed Persons in Material Transactions	98

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Material Changes in the Affairs of the Company	98

Selected Historical Financial Information	98

Consolidated Balance Sheets	99

Consolidated Statement of Income and Comprehensive Income	100

Consolidated Statements of Income	100

Consolidated Statements of Comprehensive Income	101

Consolidated Statement of Changes in Equity	101

Consolidated Statements of Equity	102

Consolidated Statement of Cash Flows	103

Consolidated Statements of Cash Flows	103

Net Book Value	104

Additional Information	104

ARRANGEMENT AGREEMENT	105

Effective Date	105

Representations and Warranties	106

Conduct of Business Pending the Arrangement	108

The Shareholder Meeting	112

Agreement to Take Certain Actions	112

Restriction on Solicitation of Acquisition Proposals	114

Obligation of the Company Board with Respect to its Recommendation and Fiduciary Out	115

Employee Matters	117

Dividend Reinvestment Plan	118

Tax Opinion	118

Distributions by the Company	118

Financing Cooperation	119

Pre-Closing Transactions	121

Insurance and Indemnification of Directors and Officers	122

Certain Other Covenants	124

Conditions to the Transaction	126

Termination of the Arrangement Agreement	127

Termination by Either the Company or the Purchaser	127
Termination by the Company	127
Termination by the Purchaser	128

Termination Fees	129

Termination Fee Payable by the Company	129
Termination Fee Payable by the Purchaser	129

Guaranty	130

Specific Performance	130

Amendment and Waiver	130

Support Agreement	131

CERTAIN LEGAL MATTERS	131

Implementation of the Arrangement and Timing	131

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Court Approvals and Completion of the Arrangement	132

Interim Order	132
Final Order	132

Required Regulatory Approvals	133

Competition Act Clearance	133
Investment Canada Act Approval	134

Interest of Certain Persons in the Arrangement; Benefits from the Arrangement	135

Ownership of Securities	135
Employment Arrangements	138
Indemnification and Insurance	138

Securities Law Matters	138

Application of MI 61-101	138
Formal Valuation	139
Minority Approval	139
Stock Exchange Delisting and Reporting Issuer Status	141

RISK FACTORS	141

Risks Relating to Tricon	141

Risks Related to the Arrangement	141

Conditions Precedent and Required Approvals	141
Termination in Certain Circumstances and Company Termination Fee	142
Occurrence of a Material Adverse Effect	142
Uncertainty Surrounding the Arrangement	142
The Significant Resources Dedicated in Connection with the Arrangement, Restrictions from Taking Specified Actions while the Arrangement is Pending and Negative Impact of a Failure to Complete the Arrangement on the Company’s Business	142
Impact on the Company’s Existing Business Relationships and Employees	143
The Volatility of the Relative Trading Price of Shares Prior to the Effective Date	143
The Possibility for the Company, the Purchaser and Blackstone to Become the Target of Securities Class Actions, Oppression Claims and Derivative Lawsuits Which Could Result in Costs and May Delay or Prevent the Arrangement from Being Completed	143
Rights of Former Company Shareholders after the Arrangement	143
The Absence of Verification by the Company of the Information Regarding the Purchaser and Blackstone Included in, or Which May Have Been Omitted From, this Circular	143
The Diversion of the Attention of the Company’s Management	144
Interests of Certain Persons in the Arrangement	144
The Resulting Tax Payable by Most Company Shareholders	144
No Solicitation of Other Potential Buyers of the Company	144
Restrictions on the Company’s Ability to Solicit Acquisition Proposals from Other Potential Purchasers	144
The Company Termination Fee and the right to match may discourage other parties from making a Superior Proposal	144
No right of specific performance	144
The Tax Treatment of the Return of Capital Distribution is Not Free From Doubt	145

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS	145

Canadian Currency	146

Assumptions Regarding the Return of Capital Distribution	146

Holders Resident in Canada	147

The Return of Capital Distribution	147
Disposition of Common Shares under the Arrangement	147
Dissenting Resident Holders of Common Shares	148
Capital Gains and Capital Losses	148

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Minimum Tax	148
Additional Refundable Tax	148

Holders Not Resident in Canada	148

The Return of Capital Distribution	149
Disposition of Common Shares under the Arrangement	149
Taxable Canadian Property	149
Dissenting Non-Resident Holders	150

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS	150

Return of Capital Distribution	151

Disposition of Common Shares under the Arrangement	152

Passive Foreign Investment Company	153

United States Backup Withholding and Information Reporting	154

Consequences to Dissenting U.S. Company Shareholders	154

PROVISIONS FOR UNAFFILIATED SECURITY HOLDERS	154

DISSENTING SHAREHOLDERS’ RIGHTS	154

DEPOSITARY	157

QUESTIONS AND FURTHER ASSISTANCE	157

APPROVAL BY THE DIRECTORS	158

GLOSSARY OF TERMS	159

CONSENT OF SCOTIA CAPITAL INC.	1

CONSENT OF MORGAN STANLEY & CO. LLC.	2

EXHIBIT “A”	RECONCILIATION OF CERTAIN NON-IFRS MEASURES

EXHIBIT “B”	DIRECTORS, EXECUTIVE OFFICERS AND CONTROL PERSONS OF THE BLACKSTONE FILING PARTIES

EXHIBIT “C”	DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

APPENDIX “A”	ARRANGEMENT RESOLUTION

APPENDIX “B”	PLAN OF ARRANGEMENT UNDER SECTION 182 OF THE BUSINESS CORPORATIONS ACT (ONTARIO)

APPENDIX “C”	FORMAL VALUATION AND FAIRNESS OPINION OF SCOTIA CAPITAL INC.

APPENDIX “D”	FAIRNESS OPINION OF MORGAN STANLEY & CO. LLC.

APPENDIX “E”	INTERIM ORDER

APPENDIX “F”	NOTICE OF APPLICATION

APPENDIX “G”	SECTION 185 OF THE BUSINESS CORPORATIONS ACT (ONTARIO)

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SUMMARY OF ARRANGEMENT

The following is a summary of certain information contained in this Circular. This summary is not intended to be complete and is qualified in its entirety by the more detailed information contained elsewhere in this Circular and the attached Appendices, all of which are important and should be reviewed carefully. Capitalized terms used in this summary without definition have the meanings ascribed to them in the Glossary of Terms starting on page 159 of this Circular. Company Shareholders are urged to read this Circular and its Appendices carefully and in their entirety.

The Shareholder Meeting

The Shareholder Meeting will be held on Thursday, March 28, 2024 at 10:00 a.m. (Toronto time) in virtual format via live audio webcast at https://web.lumiconnect.com/#/411155572, Password: tricon2024 (case sensitive) and Meeting ID: 411-155-572.

Company Shareholders will be able to participate and vote at the Shareholder Meeting online regardless of their geographic location. See “Information Concerning the Shareholder Meeting and Voting – Date, Time and Place of Shareholder Meeting”.

In the event necessary or appropriate to address material comments from any securities regulatory authority, including from the SEC, on this Circular or the Schedule 13E-3, the Parties have agreed pursuant to the Arrangement Agreement that the Company may adjourn or postpone the Shareholder Meeting.

Record Date

The Company Shareholders entitled to vote at the Shareholder Meeting are those holders of Common Shares as of the close of business on Tuesday, February 13, 2024. See “Information Concerning the Shareholder Meeting and Voting”.

Purpose of the Shareholder Meeting

The purpose of the Shareholder Meeting is for Company Shareholders to consider and, if deemed advisable, approve the Arrangement Resolution, the full text of which is set forth at Appendix “A”.

To be effective, the Arrangement Resolution must be approved by (i) at least two-thirds (66 2/3%) of the votes cast by Company Shareholders present or represented by proxy at the Shareholder Meeting, voting as a single class and (ii) a simple majority (more than 50%) of the votes cast by Company Shareholders present or represented by proxy at the Shareholder Meeting, excluding, for the purposes of (ii), the votes attached to the Excluded Shares required to be excluded under MI 61-101 (the “Minority Approval”).

Company Shareholders may also be asked to consider other business that properly comes before the Shareholder Meeting or any adjournment(s) or postponement(s) thereof.

Summary of the Arrangement

The Arrangement Agreement provides for, among other things, the acquisition by the Purchaser of all of the issued and outstanding Common Shares by way of a plan of arrangement under Section 182 of the OBCA. Pursuant to the Plan of Arrangement, each holder of Common Shares (other than Blackstone and any Dissenting Shareholders) will be entitled to receive $11.25 in cash for each Common Share held, less any applicable withholdings. In addition, pursuant to the Plan of Arrangement, each Restricted Share (whether vested or unvested) will become immediately vested and represent a Common Share that will entitle the holder thereof to receive $11.25 in cash for each such Common Share, each holder of Deferred Share Units (whether vested or unvested) will receive a cash payment of $11.25 per Deferred Share Unit, each holder of Performance Share Units (whether vested or unvested) will receive a cash payment of $11.25 per Performance Share Unit and each holder of Stock Options (whether vested or unvested) will receive a cash payment per Stock Option equal to the amount by which $11.25 exceeds the exercise price of such Stock Option, in each case less any applicable withholdings. The Arrangement Agreement provides that the Consideration will be reduced by the amount of any dividends or other distributions paid to holders of Common Shares during the pendency of the Arrangement. Accordingly, the Company intends to suspend the payment of quarterly dividends on the Common Shares during the Interim Period. A copy of the Plan of Arrangement is attached to this Circular as Appendix “B”. See “The Arrangement”.

Parties to the Arrangement

Tricon

Founded in 1988, Tricon is a corporation governed by the OBCA. The Company’s head and registered office is located at 7 St. Thomas Street, Suite 801, Toronto, Ontario, M5S 2B7, telephone: (416) 323-2482. The Company owns, operates, and develops a growing portfolio of approximately 38,000 single-family rental homes in the U.S. Sun Belt and multi-family apartments in Toronto, Canada and provides a superior resident experience through its tech-enabled platform and operating teams.

Purchaser

The Purchaser is a newly formed unlimited liability company organized under the laws of the Province of British Columbia. The Purchaser was formed to effect the acquisition of the Company by BREP X and BREIT and has conducted no business activities other than those related to the structuring and negotiation of the Arrangement and entering into the Arrangement Agreement. The Purchaser is a wholly owned subsidiary of Intermediate. The principal business address of the Purchaser is c/o Blackstone Inc., 345 Park Avenue, New York, New York 10154 and its telephone number is +1 212-583-5000.

BREP X

BREP X, a Delaware limited partnership, is a global real estate fund sponsored by Blackstone. Blackstone’s real estate business was founded in 1991 and has $337 billion of investor capital under management. Blackstone is the largest owner of commercial real estate globally, owning and operating assets across every major geography and sector, including logistics, multifamily and single-family housing, office, hospitality and retail. Blackstone’s opportunistic funds seek to acquire undermanaged, well-located assets across the world. The principal business address of BREP X is c/o Blackstone Inc., 345 Park Avenue, New York, New York 10154 and its telephone number is +1 212-583-5000.

BREIT Shareholder

BREIT Shareholder, a Delaware limited liability company, is a wholly owned subsidiary of BREIT and was formed for the purpose of holding Common Shares and Preferred Units. The principal business address of BREIT Shareholder is c/o Blackstone Real Estate Income Trust, Inc., 345 Park Avenue, New York, New York 10154 and its telephone number is +1 212-583-5000.

BREIT

BREIT, a Maryland corporation, is the ultimate parent of BREIT Shareholder. BREIT is a perpetual-life, institutional quality real estate investment platform that brings private real estate to income focused investors. BREIT invests primarily in stabilized, income generating U.S. commercial real estate across key property types and to a lesser extent in real estate debt investments. BREIT, under the oversight of its majority independent board of directors, is externally managed by a subsidiary of Blackstone Inc. (NYSE: BX), a global leader in real estate investing. Further information is available at www.breit.com. The principal business address of BREIT is 345 Park Avenue, New York, New York 10154 and its telephone number is +1 212-583-5000.

Other Blackstone Filing Parties

See “Information Concerning the Purchaser and Blackstone” below for more information regarding the Blackstone Filing Parties.

Background to the Arrangement

The Arrangement and the provisions of the Arrangement Agreement are the result of arm’s length negotiations conducted between representatives of the Company and Blackstone. See “Special Factors – Background to the Arrangement” for a summary of certain relevant background information that informed the Special Committee’s deliberations as well as the principal events leading to the execution of the Arrangement Agreement and the public announcement of the Arrangement.

Recommendation of the Special Committee

The Special Committee, following careful consideration of, among other things, the Scotia Capital Formal Valuation and Fairness Opinion, the terms and conditions set forth in the Arrangement Agreement, the matters discussed under the heading “Special Factors – Recommendation of the Special Committee and the Unconflicted Company Board; Position of Tricon as to Fairness of the Arrangement – Recommendation and Reasons of the Special Committee” and advice from its independent financial and legal advisors, unanimously recommended that the Unconflicted Company Board determine that entering into the Arrangement Agreement is in the best interests of the Company and that the Arrangement and the transactions contemplated by the Arrangement Agreement are fair to the Company Shareholders (excluding Blackstone) and recommend that the Company Shareholders vote FOR the Arrangement Resolution. See “Special Factors – Recommendation of the Special Committee and the Unconflicted Company Board; Position of Tricon as to Fairness of the Arrangement – Recommendation and Reasons of the Special Committee”.

Recommendation of the Unconflicted Company Board

The Unconflicted Company Board, after receiving the unanimous recommendation of the Special Committee and following careful consideration of, among other things, the Scotia Capital Formal Valuation and Fairness Opinion and the Morgan Stanley Fairness Opinion, the terms and conditions set forth in the Arrangement Agreement, the matters discussed under the heading “Special Factors – Recommendation of the Special Committee and the Unconflicted Company Board; Position of Tricon as to Fairness of the Arrangement – Recommendation and Reasons of the Unconflicted Company Board; Position of Tricon as to the Fairness of the Arrangement” and advice from financial and legal advisors, determined that entering into the Arrangement Agreement is in the best interests of the Company and that the Arrangement and the transactions contemplated by the Arrangement Agreement are fair to the Company Shareholders (excluding Blackstone) and unanimously recommends that the Company Shareholders vote FOR the Arrangement Resolution. Each of the directors and senior officers of the Company has advised the Company that they intend to vote or cause to be voted all Common Shares beneficially held by them, if any, in favour of the Arrangement Resolution. See “Special Factors – Recommendation of the Special Committee and the Unconflicted Company Board; Position of Tricon as to Fairness of the Arrangement – Recommendation and Reasons of the Unconflicted Company Board; Position of Tricon as to the Fairness of the Arrangement”.

Reasons for the Recommendation

In recommending that the Unconflicted Company Board determine that the Arrangement is in the best interests of the Company and fair to the Company Shareholders (excluding Blackstone), the Special Committee, with the assistance of independent financial and legal advisors, carefully reviewed the proposed Arrangement and the terms and conditions of the Arrangement Agreement and related agreements and documents and considered and relied upon a number of substantive factors, including: (i) the significant premium the Consideration represents to the market price of the Common Shares prior to the public announcement of the Arrangement; (ii) the certainty of value and immediate liquidity offered by the all-cash Consideration; (iii) the relative benefits and risks to the Company’s security holders, employees and residents of various alternatives reasonably available to the Company, including continued execution of the Company’s existing Company Board-approved strategic plan and the possibility of soliciting other potential buyers of the Company; (iv) the Arrangement Agreement being the result of a rigorous arm’s length negotiation process; (v) the Scotia Capital Formal Valuation and Fairness Opinion; (vi) Blackstone’s reputation and track record of closing transactions; and (vii) subject to the approval of Company Shareholders and receipt of the Required Regulatory Approvals, the reasonable timeline to Closing.

In making their recommendations, the Special Committee and the Unconflicted Company Board also considered a number of potential risks and other factors resulting from the Arrangement and the Arrangement Agreement. For more information, see “Special Factors – Recommendation of the Special Committee and the Unconflicted Company Board; Position of Tricon as to Fairness of the Arrangement – Recommendation and Reasons of the Special Committee”; “Special Factors – Recommendation of the Special Committee and the Unconflicted Company Board; Position of Tricon as to Fairness of the Arrangement – Recommendation and Reasons of the Unconflicted Company Board; Position of Tricon as to the Fairness of the Arrangement”; and “Risk Factors”.

The foregoing summary of the information and factors considered by the Special Committee and the Unconflicted Company Board is not intended to be exhaustive, but includes the material factors considered by the Special Committee and the Unconflicted Company Board in making their respective recommendation and determinations with respect to the Arrangement. The Special Committee and the Unconflicted Company Board did not consider it practicable to, and did not, quantify or attempt to assign specific weights to the factors considered in reaching their respective recommendation and determinations. Furthermore, individual members of the Special Committee and the Unconflicted Company Board may have weighed certain factors differently. The Special Committee and the Unconflicted Company Board did not reach any specific conclusion with respect to any of the factors or reasons considered, and the above factors are not presented in any order of priority. The foregoing discussion includes forward-looking information and readers are cautioned that actual results may vary. See “Forward-Looking Information”.

Blackstone Filing Parties’ Purposes and Reasons for the Arrangement

Under SEC rules governing going-private transactions, each of the Blackstone Filing Parties is required to express its purposes and reasons for the Arrangement to the Company Shareholders (excluding Blackstone).

Each of the Blackstone Filing Parties is making the statements included in this section solely for the purpose of complying with the requirements of Rule 13e-3 and related rules under the U.S. Exchange Act. The views expressed by the Blackstone Filing Parties in this section and elsewhere in the Circular are not, and should not be construed to be, a recommendation by any of the Blackstone Filing Parties to any Company Shareholder as to how they should vote on the Arrangement Resolution.

For the Blackstone Filing Parties, the purpose for the Arrangement is to permit the Purchaser to acquire all of the Common Shares so that the Blackstone Filing Parties will bear the rewards and risks of the ownership of the entirety of the Company after the completion of the Arrangement. The Blackstone Filing Parties believe that becoming a private entity would provide the Company with (i) greater ability to simplify its operations, (ii) greater capital allocation flexibility as it relates to capital projects, distributions and leverage, (iii) freedom from the expectations by public investors of steady growth and (iv) greater access to available capital to pursue operational efficiencies. In addition, absent the reporting and other substantial burdens placed on public entities, the Blackstone Filing Parties believe that Management and the employees of the Company will be able to better execute on the Company’s future strategic plans.

The Blackstone Filing Parties believe that an Arrangement is preferable to other transaction structures because it will enable the Purchaser to acquire all of the outstanding Common Shares not owned by BREIT Shareholder at the same time, with price certainty in the form of the Consideration, while enabling the Return of Capital Distribution, if any, and a prompt and orderly transfer of ownership of the Company in a single step without the additional complexity of alternative transaction structures.

See “Special Factors – Blackstone Filing Parties’ Purposes and Reasons for the Arrangement”.

Position of Blackstone Filing Parties as to the Fairness of the Arrangement

Each Blackstone Filing Party is making the statements included in this section solely for the purpose of complying with the requirements of Rule 13e-3 and related rules under the U.S. Exchange Act. These statements are not, and should not be construed as, a recommendation to any Company Shareholder as to how that Company Shareholder should vote on the Arrangement Resolution.

The Blackstone Filing Parties believe that the Arrangement is fair to the Company’s unaffiliated security holders. In reaching this conclusion, the Blackstone Filing Parties considered that the Special Committee consists of independent directors and that the Plan of Arrangement must receive Minority Approval. The Blackstone Filing Parties further considered the unanimous recommendations of the Special Committee and the Unconflicted Company Board. The Blackstone Filing Parties further noted (i) the Consideration of $11.25 per Common Share in cash payable to the Company’s unaffiliated security holders represents a premium of approximately 30% to the closing price of the Common Shares on the NYSE as of January 18, 2024, the last trading day prior to the public announcement of the Arrangement, and a premium of approximately 42% to the volume weighted average share price on the NYSE over the 90-day period ended January 18, 2024, (ii) that the payment to the Company’s unaffiliated security holders is payable entirely in cash, providing the unaffiliated security holders with certainty of value and liquidity, (iii) the rigorous negotiation process overseen by the Special Committee of independent directors, consisting solely of directors who have no current or former relationship with Blackstone, and the Unconflicted Company Board negotiated price increases from the Blackstone Filing Parties’ initial proposed price of $11.00 per Common Share, (iv) the ability of the Company to terminate the Arrangement Agreement under the terms of the Arrangement Agreement in order to enter into a definitive agreement providing for the implementation of a Superior Proposal, and (v) the completion of the Arrangement is subject to the approval of the Court, after considering the procedural and substantive fairness of the Arrangement at a hearing at which the Company’s unaffiliated security holders and certain others are entitled to be heard.

See “Special Factors – Position of Blackstone Filing Parties as to the Fairness of the Arrangement”.

Required Company Shareholder Approvals

At the Shareholder Meeting, pursuant to the Interim Order, the Company Shareholders will be asked to consider and, if thought advisable, pass the Arrangement Resolution to approve the Arrangement. The approval of the Arrangement Resolution will require the affirmative vote of at least: (i) two-thirds (66 2/3%) of the votes cast by Company Shareholders present or represented by proxy at the Shareholder Meeting, voting as a single class; and (ii) a simple majority (more than 50%) of the votes cast by Company Shareholders present or represented by proxy at the Shareholder Meeting, excluding, for the purposes of this Minority Approval, the votes attached to the Excluded Shares required to be excluded under MI 61-101.

Formal Valuation and Fairness Opinions

In making its recommendation that the Unconflicted Company Board determine that the Arrangement is in the best interests of the Company and fair to the Company Shareholders (excluding Blackstone), the Special Committee considered, among other things, the Scotia Capital Formal Valuation and Fairness Opinion.

On January 18, 2024, at a meeting of the Special Committee, Scotia Capital rendered its oral formal valuation, subsequently delivered to the Special Committee in writing (the full text of which is attached hereto as Appendix “C”), in accordance with the requirements of MI 61-101 which concluded that, as of January 18, 2024, and based upon and subject to Scotia Capital’s analyses, assumptions, limitations and qualifications set forth in the Scotia Capital Formal Valuation and Fairness Opinion, the fair market value of a Common Share is in the range of $9.80 to $12.90 per Common Share.

Scotia Capital also provided its oral fairness opinion, subsequently delivered to the Special Committee in writing (the full text of which is attached hereto as Appendix “C”), to the effect that, as of January 18, 2024, and based upon and subject to Scotia Capital’s analyses, assumptions, limitations and qualifications set forth in the Scotia Capital Formal Valuation and Fairness Opinion, the Consideration to be received by the Company Shareholders (excluding Blackstone) pursuant to the Arrangement is fair, from a financial point of view, to the Company Shareholders (excluding Blackstone).

Morgan Stanley provided the Morgan Stanley Fairness Opinion to the effect that, as of January 18, 2024 and based upon and subject to the assumptions, limitations and qualification set forth in the Morgan Stanley Fairness Opinion, the Consideration to be received by the Company Shareholders (excluding Blackstone) pursuant to the Arrangement is fair, from a financial point of view, to the Company Shareholders (excluding Blackstone).

See “Special Factors – Scotia Capital Formal Valuation and Fairness Opinion” and “Special Factors – Morgan Stanley Fairness Opinion”.

MI 61-101 Requirements

The Arrangement constitutes a “business combination” for the purposes of MI 61-101 and requires that a formal valuation be prepared in accordance with MI 61-101. Scotia Capital was engaged to prepare such formal valuation and, in recommending that the Unconflicted Company Board determine that the Arrangement is in the best interests of the Company and fair to the Company Shareholders (excluding Blackstone), the Special Committee considered, among other things, the Scotia Capital Formal Valuation and Fairness Opinion. See “Special Factors – Scotia Capital Formal Valuation and Fairness Opinion”.

MI 61-101 also requires that, in addition to any other required security holder approval (e.g. under the applicable corporate law statute or the Interim Order), a “business combination” also requires “minority approval” (as defined in MI 61-101) of every class of “affected securities” (as defined in MI 61-101) of the issuer, in each case voting separately as a class. Consequently, in relation to the Arrangement, the approval of the Arrangement Resolution will require the affirmative vote of a simple majority (more than 50%) of the votes cast by Company Shareholders present or represented by proxy at the Shareholder Meeting, excluding, for the purposes of this Minority Approval, the votes attached to the Excluded Shares required to be excluded under MI 61-101.

The Excluded Shares (being the 28,123,624 Common Shares beneficially owned or controlled, directly or indirectly, by BREIT, along with the 4,266,422 Common Shares and the 2,113,977 Common Shares beneficially owned or controlled, directly or indirectly, by David Berman and Gary Berman, respectively), representing in the aggregate approximately 11.70% of the outstanding Common Shares as of the Record Date, will be excluded from the Minority Approval. The Conflicted Director does not own any Common Shares and accordingly need not be excluded for the purposes of the Minority Approval. See “Certain Legal Matters – Interest of Certain Persons in the Arrangement; Benefits from the Arrangement” and “Certain Legal Matters – Securities Law Matters”.

Implementation of the Arrangement

The Arrangement will be implemented by way of a Court-approved plan of arrangement under the OBCA pursuant to the terms of the Arrangement Agreement. Pursuant to the Plan of Arrangement and in accordance with the Implementation Documents, where applicable, each of the following events shall occur and shall be deemed to occur sequentially in the order set out below, except where expressly stated otherwise below, without any further authorization, act or formality, in each case, except where expressly stated otherwise below, effective as at two minute intervals starting at the Effective Time, provided that all documentation to implement the following events will be in form and substance approved by the Purchaser:

(a)

Each of the directors on the Company Board shall cease (and shall be deemed to have ceased) to be a director of the Company and the individuals specified by the Purchaser in the Pre-Closing Notice shall be appointed as directors of the Company effective as of the Effective Time;

(b)

All Rights issued pursuant to the Shareholder Rights Plan shall be cancelled without any payment in respect thereof, the Shareholder Rights Plan shall terminate with the result that it will no longer have any force or effect, and thereafter no Person will have any further liability or obligation to the former holders of Rights under such Shareholder Rights Plan and the former holders of Rights will permanently cease to have any Rights under such Shareholder Rights Plan;

(c)

Each Performance Share Unit credited to a holder’s PSU Account and reflected in such holder’s Adjusted PSU Number (as such terms are defined in the PSU Plan), whether vested or unvested, that is outstanding immediately prior to the Effective Time shall, notwithstanding the terms of the PSU Plan or any applicable grant agreement in relation thereto, automatically and without any further action by or on behalf of the holder thereof, be cancelled and terminated in exchange for a cash payment from the Company equal to the Consideration, less any amounts withheld and remitted in accordance with Section 4.5 of the Plan of Arrangement. As of the effective time of such cancellation and termination: (A) the holder thereof shall cease to be the holder of such Performance Share Unit, (B) the holder thereof shall cease to have any rights as a holder in respect of such Performance Share Unit, or under the PSU Plan, other than the right to receive the consideration to which such holder is entitled pursuant to Section 2.3(c) of the Plan of Arrangement, (C) such holder’s name shall be removed from the applicable register, and (D) all agreements, grants and similar instruments relating thereto shall be cancelled. For the avoidance of doubt: (x) no additional Performance Share Units shall be credited to a holder’s PSU Account in connection with the Return of Capital Distribution; and (y) each Performance Share Unit that is not credited to a holder’s PSU Account and reflected in such holder’s Adjusted PSU Number shall terminate without consideration immediately prior to the Effective Time;

(d)

Each Deferred Share Unit, whether vested or unvested, that is outstanding immediately prior to the Effective Time, notwithstanding the terms of the DSU Plan or any applicable grant agreement in relation thereto, shall, automatically and without any further action by or on behalf of the holder thereof, be cancelled and terminated in exchange for a cash payment by the Company equal to the Consideration, less any amounts withheld and remitted in accordance with Section 4.5 of the Plan of Arrangement. As of the effective time of such cancellation and termination: (A) the holder thereof shall cease to be the holder of such Deferred Share Unit, (B) the holder thereof shall cease to have any rights as a holder in respect of such Deferred Share Unit or under the DSU Plan, as applicable, other than the right to receive the consideration to which such holder is entitled pursuant to Section 2.3(d) of the Plan of Arrangement, (C) such holder’s name shall be removed from the applicable register, and (D) all agreements, grants and similar instruments relating thereto shall be cancelled. For the avoidance of doubt, no additional Deferred Share Units shall be credited to a holder’s account in connection with the Return of Capital Distribution;

(e)

Each Restricted Share, whether vested or unvested, that is outstanding immediately prior to the Effective Time, notwithstanding the terms of the Restricted Share Plan or any applicable grant agreement in relation thereto, shall, automatically and without any further action by or on behalf of the holder thereof, become immediately vested, and:

(i)	the Custodian shall be deemed to cease to be the holder of the Restricted Share; and

(ii)	the holder shall be deemed to be the holder of a Common Share and shall be entered in the register of the Common Shares maintained by or on behalf of the Company.

(f)	If the Purchaser elects to proceed with the Return of Capital Transactions as specified in the Pre-Closing Notice:

(i)

the articles of Tricon Canco shall be amended, and deemed to be amended, to the extent necessary to facilitate the Arrangement and the implementation of the steps and transactions described in the Plan of Arrangement, including the creation of an unlimited number of Tricon Canco Special Preferred Shares and Tricon Canco Multiple Voting Shares;

(ii)

immediately after the transactions described in Section 2.3(f)(i) of the Plan of Arrangement, each then-issued and outstanding Tricon Canco Common Share held by the Company will be deemed to be exchanged (without any action on the part of the holder of such Tricon Canco Common Share) for one Tricon Canco Multiple Voting Share and one Tricon Canco Special Preferred Share and the Tricon Canco Common Shares so exchanged shall thereupon be cancelled, and: (A) an amount will be added to the stated capital account of the Tricon Canco Special Preferred Shares equal to the Preferred Share Redemption Amount; (B) an amount will be added to the stated capital account of the Tricon Canco Multiple Voting Shares equal to the amount by which the stated capital of the Tricon Canco Common Shares exchanged in accordance with Section 2.3(f)(ii) of the Plan of Arrangement exceeds the Preferred Share Redemption Amount;

(iii)

immediately following the exchange contemplated by Section 2.3(f)(ii) of the Plan of Arrangement, the Tricon Canco Special Preferred Shares held by the Company shall be redeemed by Tricon Canco in consideration of the payment in cash by Tricon Canco to the Company of the Preferred Share Redemption Amount, which amount shall be deemed to have been paid to the Company if received by the Depositary in accordance with Section 4.2(a) of the Plan of Arrangement; and

(iv)

immediately following the redemption of the Tricon Canco Special Preferred Shares pursuant to Section 2.3(f)(iii) of the Plan of Arrangement, the stated capital maintained for the Common Shares shall be reduced by an amount equal to the Preferred Share Redemption Amount received by the Company in accordance with Section 2.3(f)(iii) of the Plan of Arrangement, and the Company shall make the Return of Capital Distribution to the Company Shareholders (including Dissenting Shareholders) by way of a distribution equal to the amount of such reduction of stated capital and not as a dividend, and to be paid in cash using the proceeds of the Preferred Share Redemption Amount received by the Company in accordance with Section 2.3(f)(iii) of the Plan of Arrangement, such that each Company Shareholder (including a Dissenting Shareholder) will receive a pro rata portion of the Return of Capital Amount, less any amounts withheld and remitted in accordance with Section 4.5 of the Plan of Arrangement.

(g)

Each Stock Option, whether vested or unvested, that is outstanding immediately prior to the Effective Time, notwithstanding the terms of the Stock Option Plan or any applicable grant agreement in relation thereto, shall, automatically and without any further action by or on behalf of the holder thereof, be deemed to be surrendered by the holder thereof in exchange for a cash payment from the Company equal to the amount (if any) by which the Consideration exceeds the exercise price per Common Share of such Stock Option (provided that, in the case of a Stock Option with an exercise price denominated in Canadian dollars, such exercise price shall be converted into United States dollars using the Bank of Canada daily exchange rate in effect on the Business Day immediately preceding the Effective Date), multiplied by the number of Common Shares subject to such Stock Option, less any amounts withheld and remitted in accordance with Section 4.5 of the Plan of Arrangement, and each such Stock Option shall immediately be cancelled and terminated and, where such amount is zero or negative, for each such Stock Option, whether vested or unvested, such Stock Option shall be cancelled and terminated without any consideration and, with respect to each Stock Option that is cancelled and terminated pursuant to Section 2.3(g) of the Plan of Arrangement as of the effective time of such cancellation and termination: (A) the holder thereof shall cease to be the holder of such Stock Option, (B) the holder thereof shall cease to have any rights as a holder in respect of such Stock Option, other than the right to receive the consideration to which such holder is entitled pursuant to Section 2.3(g) of the Plan of Arrangement, (C) such holder’s name shall be removed from the applicable register, and (D) all agreements, grants and similar instruments relating thereto shall be cancelled and terminated.

(h)

Each of the Common Shares (including, to the extent applicable, each Common Share described in Section 2.3(e)(ii) of the Plan of Arrangement) held by Dissenting Shareholders in respect of which Dissent Rights have been validly exercised shall be deemed to be transferred by the holder thereof, without any further act or formality on its part, free and clear of any Liens, to the Purchaser in consideration for a debt claim against the Purchaser for the amount determined in accordance with Section 3.1 of the Plan of Arrangement, and:

(i)

such Dissenting Shareholders shall cease to be the holders of such Common Shares and to have any rights as holders of such Common Shares other than (A) their respective entitlements to the Return of Capital Distribution, if any, in accordance with Section 2.3(f)(iv) of the Plan of Arrangement, and (B) the right to be paid fair value for such Common Shares (less the amount of their entitlement to the Return of Capital Distribution) as set out in Section 3.1 of the Plan of Arrangement;

(ii)	such Dissenting Shareholders shall be deemed to have executed and delivered all consents, releases, assignments and waivers, statutory or otherwise, required to transfer and assign such Common Shares;

(iii)	such Dissenting Shareholders’ names shall be removed as the holders of such Common Shares from the registers of Common Shares maintained by or on behalf of the Company; and

(iv)

the Purchaser shall be deemed to be the transferee of such Common Shares free and clear of all Liens, and shall be entered into the registers of Common Shares maintained by or on behalf of the Company.

(i)

Concurrently with the transactions in Section 2.3(h) of the Plan of Arrangement, each outstanding Common Share other than (A) the Common Shares that are held by Dissenting Shareholders who are ultimately entitled to be paid the fair value for such Common Shares, and (B) all of the Common Shares held by BREIT Shareholder, shall, without any further action by or on behalf of a holder of Common Shares, be deemed to be transferred and assigned by the holder thereof to the Purchaser (free and clear of any Liens) in exchange for a cash payment equal to the Common Share Acquisition Price, less any amounts withheld and remitted in accordance with Section 4.5 of the Plan of Arrangement, and:

(i)

the holders of such Common Shares shall cease to be the holders thereof and to have any rights as holders of such Common Shares other than the right to receive from the Depositary the Consideration per Common Share in accordance with the Plan of Arrangement;

(ii)	such holders’ names shall be removed from the register of the Common Shares maintained by or on behalf of the Company; and

(iii)

the Purchaser shall be deemed to be the transferee of such Common Shares (free and clear of all Liens) and shall be entered in the register of the Common Shares maintained by or on behalf of the Company.

(j)

Concurrently with the transactions in Section 2.3(i) of the Plan of Arrangement, each Common Share held by BREIT Shareholder shall be transferred by BREIT Shareholder to Intermediate in exchange for the Intermediate Rollover Consideration, on such terms and conditions as are set out in the BREIT Transfer Agreement and an amount equal to the aggregate of the Common Share Acquisition Price per Common Share so transferred to Intermediate minus the principal amount of the Intermediate Note shall be added to the stated capital of the common shares of Intermediate so issued, and:

(i)

BREIT Shareholder shall cease to be the holder of such Common Shares and to have any rights as holders of such Common Shares other than (A) the right to receive from the Depositary the aggregate amount distributed in respect of such Common Shares in connection with the Return of Capital Distribution and (B) the right to receive from Intermediate the Intermediate Rollover Consideration, all in accordance with the Plan of Arrangement;

(ii)	BREIT Shareholder’s name shall be removed from the register of the Common Shares maintained by or on behalf of the Company; and

(iii)

Intermediate shall be deemed to be the transferee of such Common Shares (free and clear of all Liens) and shall be entered in the register of the Common Shares maintained by or on behalf of the Company.

(k)

Immediately following the transactions in Section 2.3(j) of the Plan of Arrangement, each Common Share held by Intermediate shall be transferred by Intermediate to the Purchaser in exchange for the Purchaser Rollover Consideration, on such terms and conditions as are set out in the Purchaser Contribution Agreement and an amount equal to the fair market value of the Common Shares transferred to the Purchaser minus the principal amount of the Purchaser Note shall be added to the stated capital of the common shares of the Purchaser issued pursuant to this Section 2.3(j) of the Plan of Arrangement, and:

(i)

Intermediate shall cease to be the holder of such Common Shares and to have any rights as holders of such Common Shares other than the right to receive the Purchaser Rollover Consideration in accordance with the Plan of Arrangement;

(ii)	Intermediate’s name shall be removed from the register of the Common Shares maintained by or on behalf of the Company; and

(iii)

the Purchaser shall be deemed to be the transferee of such Common Shares (free and clear of all Liens) and shall be entered in the register of the Common Shares maintained by or on behalf of the Company.

(l)	The Employee Incentive Plans and all grant agreements thereunder shall be terminated and be of no further force and effect.

This description of the steps is qualified in its entirety by the full text of the Plan of Arrangement annexed as Appendix “B” to this Circular.

The Plan of Arrangement is attached as Appendix “B” to this Circular, and a copy of the Arrangement Agreement is available under Tricon’s profiles on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov. See “The Arrangement – Implementation of the Arrangement”.

Procedural Safeguards for Company Shareholders

The negotiations leading to the execution and announcement of the Arrangement Agreement were supervised by the Special Committee composed of independent directors, which was advised by experienced and qualified independent financial and legal advisors. The Arrangement is subject to the following Company Shareholder and Court approvals, which provide additional protection to the Company Shareholders (excluding Blackstone):

(a)

the Arrangement Resolution must be approved by at least two-thirds (66 2/3%) of the votes cast by Company Shareholders present or represented by proxy at the Shareholder Meeting, voting as a single class;

(b)

the Arrangement Resolution must be approved by a simple majority (more than 50%) of the votes cast by Company Shareholders present or represented by proxy at the Shareholder Meeting, excluding, for the purposes of this Minority Approval, the votes attached to the Excluded Shares required to be excluded under MI 61-101; and

(c)

the Arrangement must be approved by the Court, after considering the procedural and substantive fairness of the Arrangement at a hearing at which Company Shareholders (excluding Blackstone) and certain others are entitled to be heard.

If the Arrangement does not proceed for any reason, including because it does not receive the Company Shareholder Approvals, approval of the Court, or Required Regulatory Approvals, Tricon will continue as a publicly-traded company.

Support Agreement

BREIT, which made an initial $240 million exchangeable preferred equity investment in Tricon in 2020 and is maintaining its ownership stake, through its affiliate, BREIT Shareholder, entered into a Support Agreement pursuant to which it agreed, subject to the terms thereof, to vote all of its Common Shares FOR the Arrangement Resolution. Concurrently with the Arrangement Agreement, the Company entered into the Support Agreement. See “Arrangement Agreement – Support Agreement”.

Arrangement Agreement

On January 18, 2024, the Company and the Purchaser entered into the Arrangement Agreement, pursuant to which it was agreed, among other things, to implement the Arrangement in accordance with and subject to the terms and conditions contained therein and in the Plan of Arrangement. See “Arrangement Agreement”.

Certain Canadian Federal Income Tax Considerations

If the Purchaser elects to proceed with the Return of Capital Transactions as specified in the Pre-Closing Notice and assuming that the conditions in respect of the Return of Capital Distribution, as described below under “Certain Canadian Federal Income Tax Considerations – Assumptions Regarding the Return of Capital Distribution”, are satisfied, then a Company Shareholder’s respective share of the Return of Capital Distribution is expected to be treated as a non-taxable return of capital to the extent of the adjusted cost base of the Company Shareholder’s Common Shares on which the distribution is made and a capital gain to the extent, if any, that the amount of the distribution received by the Company Shareholder exceeds the adjusted cost base of such Common Shares and, if so treated, will reduce the adjusted cost base of the Company Shareholder’s Common Shares immediately following the Return of Capital Distribution and prior to the sale of such Common Shares pursuant to the Arrangement by an amount equal to the lesser of the amount of the distribution received by the Company Shareholder and the adjusted cost base of such Common Shares. If treated as a non-taxable return of capital, the payment of the Return of Capital Distribution to a Non-Resident Holder will not be subject to Canadian withholding tax. This characterization of the Return of Capital Distribution is not free from doubt and an advance tax ruling regarding the treatment of the Return of Capital is not being sought. See the discussion under “Risk Factors – Risks Related to the Arrangement – The Tax Treatment of the Return of Capital Distribution is Not Free From Doubt” below.

Subject to the discussion below under “Certain Canadian Federal Income Tax Considerations”, a Resident Holder who sells Common Shares to the Purchaser pursuant to the Arrangement and receives the Common Share Acquisition Price will realize a capital gain (or a capital loss) on such sale to the extent that such Company Shareholder’s proceeds of disposition, net of any reasonable cost of disposition, exceed (or are less than) the aggregate adjusted cost base to such Company Shareholder of their Common Shares at that time (as reduced by the Return of Capital Distribution). A Non-Resident Holder will not be subject to tax in Canada in respect of any capital gain realized on the sale of Common Shares to the Purchaser pursuant to the Arrangement provided the Common Shares do not constitute “taxable Canadian property” to the Non-Resident Holder.

The foregoing description is only a brief summary of certain Canadian federal income tax consequences of the Arrangement and is qualified in its entirety by the detailed discussion below under “Certain Canadian Federal Income Tax Considerations” which contains a summary of certain Canadian federal income tax considerations of the Arrangement generally applicable to a Resident Holder (including a Dissenting Resident Holder) or a Non-Resident Holder (including a Dissenting Non-Resident Holder). Neither this description nor the detailed discussion below is intended to be legal or tax advice to any particular Company Shareholder. Accordingly, Company Shareholders should consult their tax advisor with respect to their particular circumstances. Company Shareholders are strongly encouraged to consult their own tax advisors to determine the particular tax consequences to them of the Arrangement with respect to their particular circumstances, including in respect of the Return of Capital Distribution if the Purchaser elects to proceed with the distribution.

Certain U.S. Federal Income Tax Considerations

Subject to the discussion below under “Certain U.S. Federal Income Tax Considerations” a U.S. Company Shareholder who holds Common Shares as capital assets and who sells such Common Shares pursuant to the Arrangement and receives the amount of the Common Share Acquisition Price generally will recognize capital gain or loss for U.S. federal income tax purposes equal to the difference between the amount received and the U.S. Company Shareholder’s adjusted U.S. federal income tax basis in the Common Shares. If the Purchaser elects to proceed with the Return of Capital Transactions as specified in the Pre-Closing Notice, the Return of Capital Distribution will be treated as a dividend to the extent such distribution is made out of current or accumulated earnings and profits of the Company (as determined under U.S. federal income tax principles). To the extent the Return of Capital Distribution exceeds the amount of the Company’s current and accumulated earnings and profits, it will be treated as a non-taxable return of capital to the extent of the U.S. Company Shareholder’s adjusted U.S. federal income tax basis in the Common Shares on which the distribution is made and gain to the extent that it exceeds such U.S. Company Shareholder’s adjusted U.S. federal income tax basis.

The foregoing description of U.S. federal income tax consequences of the Arrangement is qualified in its entirety by the detailed discussion below under “Certain U.S. Federal Income Tax Considerations”, and neither this description nor the detailed discussion below is intended to be legal or tax advice to any particular Company Shareholder residing in the United States. Accordingly, U.S. Company Shareholders should consult their tax advisor with respect to their particular circumstances.

Dissent Rights

Pursuant to the Interim Order, registered Company Shareholders have the right to exercise Dissent Rights with respect to the Arrangement Resolution and, if the Arrangement becomes effective, to be paid the fair value of their Common Shares (less the amount of their entitlement to a pro rata portion of the Return of Capital Distribution, if any) by the Purchaser in accordance with the provisions of Section 185 of the OBCA, as modified by the Interim Order and/or the Plan of Arrangement. A registered Company Shareholder wishing to exercise Dissent Rights with respect to the Arrangement Resolution must send to the Company a Dissent Notice, which the Company must receive, c/o David Veneziano, Executive Vice President and Chief Legal Officer, at 7 St. Thomas Street, Suite 801, Toronto, Ontario, M5S 2B7, Canada, with copies to each of:

i.	Goodmans LLP, Bay Adelaide Centre, 333 Bay Street, Suite 3400, Toronto, Ontario, Canada, M5H 2S7, Attention: John Connon, email: jconnon@goodmans.ca and Tara Hunt, email: thunt@goodmans.ca; and

ii.	Davies Ward Phillips & Vineberg LLP, 155 Wellington Street West, Toronto, ON M5V 3J7, Attention: Kevin Greenspoon, email: kgreenspoon@dwpv.com and Joseph DiPonio, email: jdiponio@dwpv.com.

by no later than 5:00 p.m. (Toronto time) on March 26, 2024 (or, if the Shareholder Meeting is adjourned or postponed, by no later than 5:00 p.m. on the second (2nd) Business Day, excluding Saturdays, Sundays and statutory holidays, prior to the commencement of the reconvened Shareholder Meeting), and must otherwise strictly comply with the dissent procedures described in this Circular, the Interim Order, the Plan of Arrangement and Section 185 of the OBCA, as modified by the Interim Order and/or the Plan of Arrangement. A Company Shareholder’s Dissent Notice sent with respect to the Arrangement shall be deemed to be and shall be automatically revoked if such Company Shareholder has voted (some or all of their Common Shares) in favour of the Arrangement Resolution, whether virtually or by proxy.

A Company Shareholder’s failure to follow exactly the procedures set forth in the Plan of Arrangement and the Interim Order may result in the loss of such Company Shareholder’s Dissent Rights. If you are a Company Shareholder and wish to dissent, you should obtain your own legal advice and carefully read the Plan of Arrangement, the Interim Order and the text of Section 185 of the OBCA, all of which are set forth in Appendix “B”, Appendix “E” and Appendix “G”, respectively, of this Circular. See “Dissenting Shareholders’ Rights”.

Depositary

TSX Trust will act as the depositary for the receipt of Share Certificates and DRS Advices representing Common Shares and related Letters of Transmittal and the payments to be made to the Company Shareholders pursuant to the Arrangement. See “Depositary”.

Stock Exchange Delisting and Reporting Issuer Status

The Company and the Purchaser have agreed to use their commercially reasonable efforts to cause the Common Shares to be delisted from the TSX and the NYSE as promptly as practicable following the acquisition by the Purchaser of the Common Shares pursuant to the Arrangement. Following the Effective Date, it is expected that the Purchaser will cause the Company to apply to cease to be a reporting issuer under the securities legislation of each of the provinces and territories in Canada under which it is currently a reporting issuer (or equivalent) or take or cause to be taken such other measures as may be appropriate to ensure that the Company is not required to prepare and file continuous disclosure documents. Following the consummation of the Arrangement, the registration of the Common Shares under the U.S. Exchange Act will be terminated. See “Certain Legal Matters – Stock Exchange Delisting and Reporting Issuer Status”.

Risk Factors

Company Shareholders should carefully consider the risk factors described in the section “Risk Factors” in evaluating the approval of the Arrangement Resolution. Readers are cautioned that such risk factors are not exhaustive.

Interest of Certain Persons in the Arrangement; Benefits from the Arrangement

In considering the recommendation of the Unconflicted Company Board with respect to the Arrangement Resolution, Company Shareholders should be aware that certain of the directors and officers of the Company have interests in connection with the Arrangement that may be in addition to, or separate from, those of Company Shareholders (excluding Blackstone) generally in connection with the Arrangement. The Special Committee and the Unconflicted Company Board are aware of these interests and considered them along with other matters described herein. See “Certain Legal Matters – Interest of Certain Persons in the Arrangement; Benefits from the Arrangement”.

Notice to Company Shareholders in the United States

THE ARRANGEMENT HAS NOT BEEN APPROVED OR DISAPPROVED BY THE U.S. SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES REGULATORY AUTHORITIES OF ANY STATE, NOR HAS THE U.S. SECURITIES AND EXCHANGE COMMISSION OR ANY SECURITIES REGULATORY AUTHORITY OF ANY STATE PASSED ON THE FAIRNESS OR MERITS OF THE ARRANGEMENT OR UPON THE ADEQUACY OR ACCURACY OF THIS CIRCULAR OR THE SCHEDULE 13E-3. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Tricon is a corporation existing under the laws of Ontario and is a “foreign private issuer” within the meaning of the rules promulgated under the U.S. Exchange Act. Section 14(a) of the U.S. Exchange Act and related proxy rules are not applicable to the Company nor to this solicitation and, therefore, this solicitation is not being effected in accordance with such laws. The solicitation of proxies and the transactions contemplated herein involve securities of a Canadian issuer and are being effected in accordance with (i) Canadian corporate and securities laws, which differ from disclosure requirements in the United States, and (ii) the requirements of Rule 13e-3 promulgated under the U.S. Exchange Act.

The unaudited condensed interim consolidated financial statements and audited consolidated annual financial statements of Tricon and other financial information included or incorporated by reference in this Circular for Tricon have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), and thus may differ from the U.S. generally accepted auditing standards.

The enforcement by investors of civil liabilities under the U.S. Securities Laws may be affected adversely by the fact that Tricon is organized under the laws of a jurisdiction other than the United States, that some (or all) of its respective officers and directors are residents of countries other than the United States, that some or all of the experts named in this Circular may be residents of countries other than the United States, or that all or a substantial portion of the assets of Tricon and such directors, officers and experts may be located outside the United States. As a result, it may be difficult or impossible for Company Shareholders resident in the United States to effect service of process within the United States upon Tricon and its respective officers and directors or the experts named herein, or to realize against them on judgments of courts of the United States. In addition, Company Shareholders resident in the United States should not assume that the courts of Canada: (a) would enforce judgments of United States courts obtained in actions against such persons predicated upon civil liabilities under the U.S. Securities Laws or any state within the United States, including “blue sky laws” of any state within the United States; or (b) would enforce, in original actions, liabilities against such persons predicated upon civil liabilities under the U.S. Securities Laws, including “blue sky laws” of any state within the United States.

Company Shareholders who are non-residents of Canada for income tax purposes should be aware that the Arrangement described in this Circular may have tax consequences both in Canada and such Company Shareholders’ jurisdiction of residence. Such consequences for Company Shareholders are not fully described in this Circular. Company Shareholders are advised to consult their tax advisors to determine the particular tax consequences to them of the transactions contemplated in this Circular. Company Shareholders who are or may be subject to United States federal income tax are urged to review the statements under “Certain U.S. Federal Income Tax Considerations”.

QUESTIONS AND ANSWERS ABOUT THE SHAREHOLDER MEETING AND THE ARRANGEMENT

Your vote is important. The following are key questions that you as a Company Shareholder may have regarding the Arrangement to be considered at the Shareholder Meeting. You are urged to carefully read the remainder of this Circular as the information in this section does not provide all of the information that might be important to you with respect to the Arrangement. All capitalized terms used herein have the meanings ascribed to them in the “Glossary of Terms” on page 159 of this Circular.

Q.	What is the proposed Arrangement?

A.

The Arrangement is the proposed acquisition of all of the issued and outstanding Common Shares of the Company by the Purchaser, an affiliate of Blackstone, through a series of transactions that will result in Company Shareholders (other than Blackstone and any Dissenting Shareholders) receiving $11.25 per Common Share in cash, less any applicable withholdings. In addition, pursuant to the Arrangement, each Restricted Share (whether vested or unvested) will become immediately vested and represent a Common Share that will entitle the holder thereof to receive $11.25 in cash for each such Common Share, each holder of Deferred Share Units (whether vested or unvested) will receive a cash payment of $11.25 per Deferred Share Unit, each holder of Performance Share Units (whether vested or unvested) will receive a cash payment of $11.25 per Performance Share Unit and each holder of Stock Options (whether vested or unvested) will receive a cash payment per Stock Option equal to the amount by which $11.25 exceeds the exercise price of such Stock Option, in each case less any applicable withholdings. For more information, see “The Arrangement” and “Arrangement Agreement”.

Q.	What am I being asked to approve at the Shareholder Meeting?

A.

At the Shareholder Meeting, Company Shareholders will be asked to consider and vote on the approval of the Arrangement Resolution, the full text of which is set forth in Appendix “A” to this Circular, to approve the proposed Arrangement under Section 182 of the OBCA whereby, among other things, the Purchaser would acquire all of the issued and outstanding Common Shares through a series of transactions that will result in Company Shareholders (other than Blackstone and any Dissenting Shareholders) receiving $11.25 per Common Share in cash, less any applicable withholdings. For more information, see “The Arrangement” and “Arrangement Agreement”.

Q.	As a Company Shareholder, what will I receive as a result of the completion of the Arrangement?

A.

Company Shareholders (other than Blackstone and any Dissenting Shareholders) will receive, for each Common Share they own, $11.25 in cash. All payments made to Company Shareholders and holders of Incentive Securities in connection with the Arrangement will be less any applicable withholdings. For more information, see “The Arrangement” and “Procedure for Exchange of Share Certificates or DRS Advices by Company Shareholders” and “Payment of Consideration”.

Q.	What will happen to the Common Shares that I currently own after completion of the Arrangement?

A.

In connection with the Arrangement, your Common Shares will be transferred to the Purchaser and, if you do not exercise your Dissent Rights, you will receive $11.25 per Common Share in cash, less any applicable withholdings. The Company expects that, following consummation of the Arrangement, the Common Shares will be de-listed from the TSX and the NYSE and the Company will cease to be a reporting issuer in each of the provinces and territories in Canada under which it is currently a reporting issuer. For more information, see “Certain Legal Matters – Stock Exchange Delisting and Reporting Issuer Status”.

Q.	When do you expect the Arrangement to be completed?

A.

If all of the conditions to completion of the Arrangement are satisfied, the Company anticipates that Closing will occur during the second quarter of 2024. For more information, see “Arrangement Agreement – Conditions to the Transaction”.

Q.	If the Arrangement is completed when can I expect to receive my Consideration?

A.

You will be paid $11.25 in cash for each Common Share that you own, less any applicable withholdings, as soon as reasonably practicable after the Closing. For more information, see “The Arrangement” and “Procedure for Exchange of Share Certificates or DRS Advices by Company Shareholders” and “Payment of Consideration”.

Q.	Is my Consideration payable in U.S. or Canadian currency?

A.

If you are a registered Company Shareholder, you will receive the aggregate payments to which you are entitled under the Arrangement in U.S. dollars, less any applicable withholdings, unless you exercise your right to elect in the Letter of Transmittal to receive such payments in Canadian dollars by the time specified therein prior to the Effective Date.

If you are a beneficial Company Shareholder, you will receive the aggregate payments to which you are entitled in U.S. dollars unless you contact your Intermediary through which you hold your Common Shares and request that the Intermediary make an election to receive such payments in Canadian dollars on your behalf.

The exchange rate that will be used to convert payments from U.S. dollars into Canadian dollars will be the rate established by the Depositary, on the date the funds are converted, which rate will be based on the prevailing market rate on the date the funds are converted. The risk of any fluctuations in such rates, including risks relating to the particular date and time at which funds are converted, will be solely borne by the electing Company Shareholders and neither the Company, the Purchaser nor the Depositary are responsible for any such matter. See “The Arrangement – Payment of Consideration – Currency of Payment”.

Q.	Will the Company continue to pay dividends prior to the Closing of the Arrangement?

A.

The Arrangement Agreement provides that the Consideration will be reduced by the amount of any dividends or other distributions paid to holders of Common Shares during the pendency of the Arrangement. Accordingly, the Company intends that its regular quarterly dividend on the Common Shares during the pendency of the Arrangement will not be declared and has agreed that the Company’s Dividend Reinvestment Plan will be suspended. The Company intends to continue paying quarterly distributions on the Preferred Units in accordance with the terms of the PIPE LLC Agreement. If the Arrangement Agreement is terminated, the Company intends to resume declaring and paying regular quarterly dividends on the Common Shares and to reinstate the Dividend Reinvestment Plan. For more information, see “Arrangement Agreement – Dividend Reinvestment Plan” and “Information Concerning Tricon – Dividend Policy”.

Q.	Do any of the directors and executive officers or any other Persons have any interest in the Arrangement that is different than mine?

A.

The directors and executive officers have interests in the Arrangement, including as holders of Common Shares, Restricted Shares, Stock Options, Deferred Share Units and Performance Share Units, that may be different from, or in addition to, the interests of Company Shareholders generally. Members of the Special Committee and the Unconflicted Company Board were aware of and considered these interests, among other matters, in evaluating and negotiating the Arrangement Agreement and in recommending to Company Shareholders that they vote FOR the Arrangement Resolution. For more information, see “The Arrangement – Interest of Informed Persons in Material Transactions”.

Q.	What happens if the Arrangement is not completed?

A.

If the Arrangement is not completed for any reason, Company Shareholders will not receive payment for any of their Common Shares (and the Company will not make the Return of Capital Distribution), the Company will remain a reporting issuer and the Common Shares will continue to be listed and traded on the TSX and the NYSE. Upon termination of the Arrangement Agreement prior to consummation of the Arrangement, under certain circumstances, the Company will be required to pay to the Purchaser a termination fee of $122.8 million, except that the termination fee will be reduced to $61.3 million if the Arrangement Agreement is terminated by the Company prior to March 3, 2024 in order to enter into a definitive agreement providing for the implementation of a Superior Proposal. Upon termination of the Arrangement Agreement prior to consummation of the Arrangement, under certain other circumstances, the Purchaser will be required to pay the Company a termination fee of $526 million. For more information, see “Arrangement Agreement – Termination Fees”.

Q.	Was a Special Committee formed to examine the Arrangement?

A.

Yes. On October 5, 2023, the Company Board resolved to form a special committee of independent directors (composed of Ira Gluskin, Camille Douglas, Renée Glover, and, as Chair, Peter Sacks) to supervise the Company’s response to Blackstone’s proposal(s), including evaluating and, if deemed advisable, negotiating and implementing the Arrangement or any reasonably available alternatives (including the status quo) thereto, determining whether the Arrangement or any potential alternative would be in the best interests of the Company, and considering the interests of the Company Shareholders (excluding Blackstone). For more information, see “Special Factors – Background to the Arrangement”.

Q.	What was the recommendation of the Special Committee?

A.

The Special Committee, after careful consideration and having received advice from its independent financial and legal advisors and the Scotia Capital Formal Valuation and Fairness Opinion, unanimously recommended that the Unconflicted Company Board determine that it would be in the best interests of the Company to enter into the Arrangement Agreement and that the Arrangement and the transactions contemplated thereby are fair to the Company Shareholders (excluding Blackstone). The Special Committee also unanimously recommended that the Unconflicted Company Board approve the entering into of the Arrangement Agreement by the Company and recommend that Company Shareholders vote FOR the Arrangement Resolution at the Shareholder Meeting. For more information, see “Special Factors – Recommendation of the Special Committee and the Unconflicted Company Board; Position of Tricon as to Fairness of the Arrangement – Recommendation and Reasons of the Special Committee”.

Q.	What was the recommendation of the Unconflicted Company Board and how does the Unconflicted Company Board recommend I vote?

A.

The Unconflicted Company Board, after receiving the unanimous recommendation of the Special Committee and in consultation with its financial and legal advisors, determined that it would be in the best interests of the Company to enter into the Arrangement Agreement and that the Arrangement and the transactions contemplated thereby are fair to the Company Shareholders (excluding Blackstone). The Unconflicted Company Board approved the entering into of the Arrangement Agreement by the Company and unanimously recommends that Company Shareholders vote FOR the Arrangement Resolution at the Shareholder Meeting. Each of the directors and executive officers of the Company has advised the Company that they intend to vote or cause to be voted all Common Shares beneficially held by them, if any, in favour of the Arrangement Resolution. For more information, see “Special Factors – Recommendation of the Special Committee and the Unconflicted Company Board; Position of Tricon as to Fairness of the Arrangement – Recommendation and Reasons of the Unconflicted Company Board; Position of Tricon as to the Fairness of the Arrangement”.

Q.	What were the Special Committee’s and Unconflicted Company Board’s reasons for their recommendations?

A.

The Special Committee and the Unconflicted Company Board based their recommendations upon the totality of the information presented to and considered by them in light of their knowledge of the business, operations, financial condition and prospects of the Company, after taking into account the advice from the Special Committee’s independent financial and legal advisors, the Company’s financial and legal advisors and the advice and input of Management. The Special Committee and the Unconflicted Company Board identified a number of factors in respect of their recommendations, which include, but are not limited to: (i) the significant premium the Consideration represents to the market price of the Common Shares prior to the public announcement of the Arrangement; (ii) the certainty of value and immediate liquidity offered by the all-cash Consideration; (iii) the relative benefits and risks to the Company’s security holders, employees and residents of various alternatives reasonably available to the Company, including continued execution of the Company’s existing Company Board-approved strategic plan and the possibility of soliciting other potential buyers of the Company; (iv) the Arrangement Agreement being the result of a rigorous arm’s length negotiation process; (v) the Scotia Capital Formal Valuation and Fairness Opinion; (vi) Blackstone’s reputation and track record of closing transactions; and (vii) subject to the approval of Company Shareholders and receipt of the Required Regulatory Approvals, the reasonable timeline to Closing. For more information, see “Special Factors – Recommendation of the Special Committee and the Unconflicted Company Board; Position of Tricon as to Fairness of the Arrangement – Recommendation and Reasons of the Special Committee”, “Special Factors – Recommendation of the Special Committee and the Unconflicted Company Board; Position of Tricon as to Fairness of the Arrangement – Recommendation and Reasons of the Unconflicted Company Board; Position of Tricon as to the Fairness of the Arrangement” and “Risk Factors”.

Q.	Was there a fairness opinion prepared in relation to the Arrangement?

A.

Yes. Each of Scotia Capital and Morgan Stanley prepared fairness opinions for the Special Committee and the Unconflicted Company Board, respectively, in exchange for certain fees. Scotia Capital was engaged by the Special Committee to prepare a formal valuation and to provide an independent fairness opinion and was paid for the delivery of its fairness opinion and formal valuation regardless of its conclusions and such fees were not contingent in any respect on the successful completion of the Arrangement. Morgan Stanley was engaged by the Company and will also receive fees for its advisory services, including a fixed fee, and additional fixed fees that will be paid contingent on the consummation of the Arrangement. Each fairness opinion concluded that, as of the date thereof, and subject to the assumptions, limitations and qualifications set out therein, the Consideration to be received by the Company Shareholders (excluding Blackstone) pursuant to the Arrangement was fair, from a financial point of view, to the Company Shareholders (excluding Blackstone). For more information, see “Special Factors – Scotia Capital Formal Valuation and Fairness Opinion” and “Special Factors – Morgan Stanley Fairness Opinion”.

Q.	Are there summaries of the material terms of the agreements relating to the Arrangement?

A.

Yes. This Circular includes a summary of the Arrangement Agreement and the terms of the Plan of Arrangement. For more information, see “Arrangement Agreement” and “ The Arrangement – Implementation of the Arrangement”.

Q.	What is the vote requirement to pass the Arrangement Resolution?

A.

The Arrangement Resolution must be approved by not less than (i) 66 2/3% of the votes cast by Company Shareholders present or represented by proxy and entitled to vote at the Shareholder Meeting; and (ii) a simple majority of the votes cast by Company Shareholders present or represented by proxy and entitled to vote at the Shareholder Meeting, excluding for this purpose votes attached to Common Shares beneficially owned or controlled, directly or indirectly, by Blackstone, along with Common Shares beneficially owned or controlled, directly or indirectly, by David Berman and Gary Berman excluded pursuant to MI 61-101. For more information, see “The Arrangement – Company Shareholder Approvals of the Arrangement” and “Certain Legal Matters – Securities Law Matters”.

Q.	What other approvals are required for the Arrangement?

A.

In addition to Company Shareholder Approvals, the Arrangement requires Court approval (via the Interim Order and the Final Order) and the Required Regulatory Approvals. For more information, see “The Arrangement – Company Shareholder Approvals of the Arrangement” and “Certain Legal Matters – Court Approvals and Completion of the Arrangement” and “Certain Legal Matters – Required Regulatory Approvals”.

Q.	Where and when will the Shareholder Meeting be held?

A.

The Shareholder Meeting will be held on Thursday, March 28, 2024, at 10:00 a.m. (Toronto time). The Shareholder Meeting will be held in virtual format via live audio webcast at https://web.lumiconnect.com/#/411155572, Password: tricon2024 (case sensitive) and Meeting ID: 411-155-572. Company Shareholders will be able to participate and vote at the Shareholder Meeting online regardless of their geographic location. The online Shareholder Meeting will ensure that Company Shareholders who attend the Shareholder Meeting will be afforded the same rights and opportunities to participate as they would at an in-person meeting. See “Information Concerning the Shareholder Meeting and Voting – Date, Time and Place of Shareholder Meeting”.

In the event necessary to address material comments from any securities regulatory authority, including from the SEC, on this Circular or the Schedule 13E-3, the Parties have agreed pursuant to the Arrangement Agreement that the Company may adjourn or postpone the Shareholder Meeting.

Q.	Am I entitled to vote?

A.

You are entitled to vote if you were a Company Shareholder as of the close of business on the Record Date, Tuesday, February 13, 2024. Each Common Share entitles its holder to one (1) vote with respect to the matters to be voted on at the Shareholder Meeting.

Q.	What constitutes quorum for the Shareholder Meeting?

A.

The Company’s by-laws provide that Company Shareholders holding 25% of the issued Common Shares entitled to vote at a meeting of Company Shareholders, whether present in person or represented by proxy, constitutes a quorum. If a quorum is present at the opening of a meeting of Company Shareholders, the Company Shareholders present may proceed with the business of the meeting notwithstanding that a quorum is not present throughout the Shareholder Meeting.

Q.	How many Common Shares are entitled to be voted?

A.

As at the Record Date of Tuesday, February 13, 2024, there were 294,859,359 Common Shares issued and outstanding. Each Common Share entitles its holder to one (1) vote with respect to the matters to be voted on at the Shareholder Meeting.

Q.	What if I acquire ownership of Common Shares after the Record Date?

A.

You will not be entitled to vote Common Shares acquired after the Record Date of Tuesday, February 13, 2024 on the Arrangement Resolution. Only persons owning Common Shares as of the Record Date are entitled to vote their Common Shares on the Arrangement Resolution.

Q.	What do I need to do now in order to vote on the Arrangement Resolution?

A:

Registered Company Shareholders can vote by internet, by mail, or virtually at the Shareholder Meeting. It is recommended that you vote by internet to ensure that your vote is received before the Shareholder Meeting. To cast your vote by internet, please have your form of proxy or voting instruction form on hand and carefully follow the instructions contained therein. Your internet vote authorizes the named proxies to vote your Common Shares in the same manner as if you mark, sign and return your form of proxy. You may also vote by mail by completing, dating and signing the enclosed form of proxy or voting instruction form and return it in the envelope provided for that purpose. To be valid, proxies must be received by TSX Trust Company, at 301-100 Adelaide Street West, Toronto, Ontario, Canada, M5H 4H1, by no later than 10:00 a.m. (Toronto time) on March 26, 2024 (or, if the Shareholder Meeting is adjourned or postponed, 48 hours, excluding Saturdays, Sundays and statutory holidays, prior to the commencement of the reconvened Shareholder Meeting). Late proxies may be accepted or rejected by the Chair of the Shareholder Meeting at his or her discretion, subject to the terms of the Arrangement Agreement, and the Chair of the Shareholder Meeting is under no obligation to accept or reject any particular late proxy.

Q:	If my Common Shares are held by my broker, investment dealer or other Intermediary, will they vote my Common Shares for me?

A:

No. Non-registered (beneficial) Company Shareholders who receive these materials through their broker or other Intermediary should complete and send the voting instruction form in accordance with the instructions provided by their broker or Intermediary.

Additionally, the Company may utilize the Broadridge QuickVoteTM system, which involves NOBOs being contacted by Laurel Hill, which is soliciting proxies on behalf of Management, to obtain voting instructions over the telephone and relaying them to Broadridge (on behalf of the NOBO’s Intermediary). While representatives of Laurel Hill are soliciting proxies on behalf of Management, Company Shareholders are not required to vote in the manner recommended by the Unconflicted Company Board. The QuickVoteTM system is intended to assist Company Shareholders in placing their votes, however, there is no obligation for any Company Shareholders to vote using the QuickVoteTM system, and Company Shareholders may vote (or change or revoke their votes) at any other time and in any other applicable manner described in this Circular. Any voting instructions provided by a Company Shareholder will be recorded and such Company Shareholder will receive a letter from Broadridge (on behalf of the Company Shareholder’s Intermediary) as confirmation that their voting instructions have been accepted.

Q.	Who is soliciting my proxy?

A.

Management is soliciting your proxy. The Company has retained Laurel Hill as its proxy solicitation agent and shareholder communications advisor for assistance in connection with the solicitation of proxies for the Shareholder Meeting, and will pay Laurel Hill fees of C$175,000 for such services in addition to certain out-of-pocket expenses. Management requests that you sign and return the form of proxy or voting instruction form so that your votes are exercised at the Shareholder Meeting. The solicitation of proxies will be conducted primarily by mail but may also be made by telephone, facsimile transmission or other electronic means of communication or in-person by the directors, officers and employees of Tricon. The Company will bear the cost of such solicitation and will reimburse Intermediaries for their reasonable charges and expenses incurred in forwarding proxy materials to non-registered Company Shareholders. The Purchaser and Blackstone may also participate in the solicitation of proxies.

Q.	Can I appoint someone other than those named in the enclosed proxy forms to vote my Common Shares?

A.

Company Shareholders who wish to appoint a person other than the management nominees identified in the form of proxy or voting instruction form, including non-registered (beneficial) Company Shareholders who wish to appoint themselves as proxyholder must carefully follow the instructions in the accompanying Circular and on their form of proxy or voting instruction form. Detailed instructions for appointing proxyholders can be found in the section of the Circular entitled “Information Concerning the Shareholder Meeting and Voting – Appointment and Revocation of Proxyholders”.

Q.	What if my Common Shares are registered in more than one name or in the name of a company?

A.

If your Common Shares are registered in more than one name, all registered persons must sign the form of proxy. If your Common Shares are registered in a company’s name or any name other than your own, you may be required to provide documents proving your authorization to sign the form of proxy for that company or name. For any questions about the proper supporting documents, contact TSX Trust before submitting your form of proxy.

Q:	Can I revoke my vote after I have voted by proxy?

A:

Yes. A proxy may be revoked by the person giving it to the extent that it has not yet been exercised. If you want to revoke your proxy after you have delivered it, you can do so by (i) delivering a written notice of revocation that is received by TSX Trust Company, at 301-100 Adelaide Street West, Toronto, Ontario, Canada, M5H 4H1, Attention: Proxy Department, no later than 10:00 a.m. (Toronto time) on Tuesday, March 26, 2024 (or, if the Shareholder Meeting is adjourned or postponed, 48 hours, excluding Saturdays, Sundays and statutory holidays, prior to the commencement of the reconvened Shareholder Meeting), or delivered to the person presiding at the Shareholder Meeting before it commences, (ii) signing a proxy bearing a later date and depositing it in the manner and within the time described above; (iii) attending the Shareholder Meeting and voting virtually if you were a registered Company Shareholder at the Record Date; or (iv) in any other manner permitted by Law. See “Information Concerning the Shareholder Meeting and Voting – Appointment and Revocation of Proxyholders”.

Q.	Are the shareholders of the Purchaser required to approve the Arrangement?

A.	No.

Q.	Who is responsible for counting and tabulating the votes by proxy?

A.	Votes by proxy are counted and tabulated by TSX Trust, Tricon’s transfer agent.

Q:	What are the Canadian federal income tax consequences of the Arrangement?

A:

If the Purchaser elects to proceed with the Return of Capital Transactions as specified in the Pre-Closing Notice and assuming that the conditions in respect of the Return of Capital Distribution as described below under “Certain Canadian Federal Income Tax Considerations – Assumptions Regarding the Return of Capital Distribution” are satisfied, then a Company Shareholder’s respective share of the Return of Capital Distribution, if any, is expected to be treated as a non-taxable return of capital to the extent of the adjusted cost base of the Company Shareholder’s Common Shares on which the distribution is made and a capital gain to the extent, if any, that the amount of the distribution received by the Company Shareholder exceeds the adjusted cost base of such Common Shares and, if so treated, will reduce the adjusted cost base of a Company Shareholder’s Common Shares immediately following the Return of Capital Distribution, and prior to the sale of such Shares pursuant to the Arrangement by an amount equal to the lesser of the amount of the distribution received by the Company Shareholder’s respective share of the Return of Capital Distribution and the adjusted cast base of such Common Shares. If treated as a non-taxable return of capital, the payment of the Return of Capital Distribution to a Non-Resident Holder will not be subject to Canadian withholding tax. This characterization of the Return of Capital Distribution is not free from doubt and an advance tax ruling regarding the treatment of the Return of Capital is not being sought. See the discussion under “Risk Factors – Risks Related to the Arrangement – The Tax Treatment of the Return of Capital Distribution is Not Free From Doubt” below.

Subject to the discussion below under “Certain Canadian Federal Income Tax Considerations”, a Resident Holder who sells Common Shares to the Purchaser pursuant to the Arrangement and receives the Common Share Acquisition Price will realize a capital gain (or a capital loss) on such sale to the extent that such Company Shareholder’s proceeds of disposition, net of any reasonable cost of disposition, exceed (or are less than) the aggregate adjusted cost base to such Company Shareholder of their Common Shares at that time (as reduced by the Return of Capital Distribution). A Non-Resident Holder will not be subject to tax in Canada in respect of any capital gain realized on the sale of Common Shares to the Purchaser pursuant to the Arrangement provided the Common Shares do not constitute “taxable Canadian property” to the Non-Resident Holder.

The foregoing description is only a brief summary of certain Canadian federal income tax consequences of the Arrangement and is qualified in its entirety by the detailed discussion below under “Certain Canadian Federal Income Tax Considerations” which contains a summary of certain Canadian federal income tax considerations of the Arrangement generally applicable to a Resident Holder (including a Dissenting Resident Holder) or a Non-Resident Holder (including a Dissenting Non-Resident Holder). Neither this description nor the detailed discussion below is intended to be legal or tax advice to any particular Company Shareholder. Company Shareholders are strongly encouraged to consult their own tax advisors to determine the particular tax consequences to them of the Arrangement with respect to their particular circumstances, including in respect of the Return of Capital Distribution if the Purchaser elects to proceed with the distribution.

Q:	What are the U.S. income tax consequences of the Arrangement?

A:

Subject to the discussion below under “Certain U.S. Federal Income Tax Considerations”, a U.S. Company Shareholder who holds Common Shares as capital assets and who sells such Common Shares pursuant to the Arrangement and receives the Common Share Acquisition Price generally will recognize capital gain or loss for U.S. federal income tax purposes equal to the difference between the amount received and the U.S. Company Shareholder’s adjusted tax basis in the Common Shares. If the Purchaser elects to proceed with the Return of Capital Transactions as specified in the Pre-Closing Notice, the Return of Capital Distribution will be treated as a dividend to the extent such distribution is made out of current or accumulated earnings and profits of Company (as determined under U.S. federal income tax principles). To the extent the Return of Capital Distribution exceeds the amount of the Company’s current and accumulated earnings and profits, it will be treated as a non-taxable return of capital to the extent of the U.S. Company Shareholder’s adjusted U.S. federal income tax basis in the Common Shares on which the distribution is made and gain to the extent that it exceeds such U.S. Company Shareholder’s adjusted U.S. federal income tax basis.

The foregoing description of U.S. federal income tax consequences of the Arrangement is qualified in its entirety by the detailed discussion below under “Certain U.S. Federal Income Tax Considerations”, and neither this description nor the detailed discussion is intended to be legal or tax advice to any particular Company Shareholder residing in the United States. Accordingly, U.S. Company Shareholders should consult their tax advisor with respect to their particular circumstances.

Q:	Are Company Shareholders entitled to Dissent Rights?

A:

Pursuant to the Interim Order, registered Company Shareholders have the right to exercise Dissent Rights with respect to the Arrangement Resolution and, if the Arrangement becomes effective, to be paid the fair value of their Common Shares (less the amount of their entitlement to a pro rata portion of the Return of Capital Distribution, if any) by the Purchaser in accordance with the provisions of Section 185 of the OBCA, as modified by the Interim Order and/or the Plan of Arrangement. A registered Company Shareholder wishing to exercise Dissent Rights with respect to the Arrangement Resolution must send to the Company a Dissent Notice, which the Company must receive, c/o David Veneziano, Executive Vice President and Chief Legal Officer, at 7 St. Thomas Street, Suite 801, Toronto, Ontario, M5S 2B7, Canada, with copies to each of:

i.	Goodmans LLP, Bay Adelaide Centre, 333 Bay Street, Suite 3400, Toronto, Ontario, Canada, M5H 2S7, Attention: John Connon, email: jconnon@goodmans.ca and Tara Hunt, email: thunt@goodmans.ca; and

ii.	Davies Ward Phillips & Vineberg LLP, 155 Wellington Street West, Toronto, ON M5V 3J7, Attention: Kevin Greenspoon, email: kgreenspoon@dwpv.com and Joseph DiPonio, email: jdiponio@dwpv.com.

by no later than 5:00 p.m. (Toronto time) on March 26, 2024 (or, if the Shareholder Meeting is adjourned or postponed, by no later than 5:00 p.m. on the second (2nd) Business Day, excluding Saturdays, Sundays and statutory holidays, prior to the commencement of the reconvened Shareholder Meeting), and must otherwise strictly comply with the dissent procedures described in this Circular, the Interim Order, the Plan of Arrangement and Section 185 of the OBCA, as modified by the Interim Order and/or the Plan of Arrangement. A Company Shareholder’s Dissent Notice sent with respect to the Arrangement will be deemed to be and will be automatically revoked if such Company Shareholder has voted (some or all of their Common Shares) in favour of the Arrangement Resolution, whether online, virtually at the Shareholder Meeting or by proxy.

A Company Shareholder’s failure to follow exactly the procedures set forth in the Plan of Arrangement and the Interim Order may result in the loss of such Company Shareholder’s Dissent Rights. If you are a Company Shareholder and wish to dissent, you should obtain your own legal advice and carefully read the Plan of Arrangement, the Interim Order and the text of Section 185 of the OBCA, all of which are set forth in Appendix “B”, Appendix “E” and Appendix “G”, respectively, of this Circular. See “Dissenting Shareholders’ Rights”.

Q:	Who can help answer my questions?

A:

If you have any questions about the information contained in this Circular or require assistance in completing your form of proxy, please contact our proxy solicitation agent, Laurel Hill, at 1-877-452-7184 (toll-free in North America), or by calling 1-416-304-0211 (outside of North America) or by email at assistance@laurelhill.com. Questions on how to complete the Letter of Transmittal should be directed to the Company’s depositary, TSX Trust, at 1-866-600-5869 (toll-free within North America) or at 416-342-1091 (outside of North America) or by email at txstis@tmx.com.

SPECIAL FACTORS

Background to the Arrangement

The Arrangement Agreement is the result of arm’s length negotiations between Tricon and Blackstone and their respective advisors. The following is a summary of the background to the execution and public announcement of the Arrangement Agreement.

The Company Board regularly evaluates Tricon’s strategic direction and ongoing business plans and reviews possible ways to increase long-term shareholder value. As part of these evaluations, the Company Board periodically assesses the Company’s competitive position and actively monitors industry trends, the Company’s short- and long-term operating performance, its stock price performance and its net asset value. The Company Board and Management from time to time have also engaged in discussions with other participants in the real estate industry, including Blackstone, regarding various strategic alternatives, including potential acquisitions or dispositions of assets or portfolios of assets, as well as potential joint ventures.

On September 3, 2020, a syndicate of investors led by BREIT made a $300 million preferred equity investment in the Company through the purchase of newly-created Preferred Units issued by PIPE LLC, a Company subsidiary, that are exchangeable into Common Shares. BREIT indirectly acquired $240 million of the Preferred Units in the transaction, which represented approximately 11% of the then outstanding Common Shares, assuming the exchange of all of the Preferred Units. In connection with the investment, a representative of BREIT, Frank Cohen, was named to the Company Board.

Over the course of 2021, the Company Board observed that the Company’s Common Shares were trading at a discount to estimated NAV and to certain of its peers and also suffered from lower liquidity than certain of its peers. As a result, in 2021, Tricon considered a number of alternatives, including a potential re-domicile to the United States and reorganization as a U.S. REIT, in order to, among other things, expand its shareholder base and qualify for inclusion in the MSCI US REIT Index. Although a very substantial majority of the Company’s assets consist of single-family rental (“SFR”) homes in the United States, the Company is ineligible for inclusion in the MSCI US REIT Index due to its status as a Canadian corporation. The Company anticipated that inclusion of Tricon in the MSCI US REIT Index could result in increased liquidity and value for its shareholders; however, Tricon, in consultation with its legal and financial advisors, ultimately determined that the structural impediments, including material adverse tax implications, were too significant to proceed with a re-domicile to the United States and elected instead to expand its shareholder base through an initial public offering of its Common Shares in the United States on the NYSE.

On October 12, 2021, the Company announced the closing of its initial public offering of Common Shares in the United States (the “U.S. IPO”) and the listing of the Common Shares on the NYSE for aggregate gross proceeds to Tricon of approximately $570 million (inclusive of an approximately $57 million concurrent private placement of Common Shares to BREIT, which enabled BREIT to maintain its approximate proportionate ownership interest in the Company).

In March 2023, the Company recommenced its evaluation of a potential re-domicile to the United States in connection with its consideration of a potential combination with a NYSE-listed U.S. REIT (the “NYSE REIT”). Management held a preliminary introductory meeting with the NYSE REIT’s senior management in April 2023, which was facilitated by RBC Capital Markets, LLC (“RBC”). A potential combination with the NYSE REIT was of particular interest to Tricon due to the NYSE REIT’s significant cash resources, which could assist the Company in advancing its current Company Board-approved strategic plan, the potential pathway it offered for Tricon to become a U.S.-domiciled public company and certain other factors specific to the NYSE REIT, and was not part of a broader search by the Company for a potential business combination.

On May 17, 2023, representatives of Blackstone approached Gary Berman, Chief Executive Officer of the Company (“Mr. Berman”), to consider a possible combination of Tricon with part or all of Home Partners of America LLC (“HPA”), a Blackstone portfolio company that owns approximately 28,000 SFR homes in the United States. Mr. Berman promptly advised David Berman, Chairman of the Company Board, of his discussions with the representative of Blackstone. In a subsequent discussion held on May 31, 2023, a Blackstone representative indicated to Mr. Berman that Blackstone was interested in pursuing a potential combination transaction involving Tricon and part or all of HPA. Preliminary structuring discussions between Blackstone and the Company commenced the following week. The Company coordinated with Morgan Stanley (Tricon’s financial advisor on BREIT’s Preferred Unit investment in Tricon and the U.S. IPO) to assist in evaluating the strategic and financial merits of various structuring options and potential transactions with HPA.

During the month of May 2023, Management (including Mr. Berman), RBC and representatives of the NYSE REIT continued their preliminary discussions regarding a potential stock-for-stock or other combination of Tricon and the NYSE REIT, which preliminary discussions focused on the potential merits of a combination and potential relative valuation methodologies for the companies. No substantial progress toward a potential transaction was made during this time.

At a Company Board meeting held on June 16, 2023, Mr. Berman provided an update to the Company Board regarding the two strategic initiatives then under consideration: (i) the potential combination with the NYSE REIT; and (ii) the potential combination with HPA. The Company Board was supportive of pursuing the proposed strategic initiatives and directed Management to continue its review of both transactions. The Company Board also noted that Mr. Cohen, the director nominated by Blackstone to the Company Board, could have a conflict of interest if the HPA opportunity were pursued and would therefore be required to recuse himself from any Company Board discussions relating to the strategic initiatives under consideration.

Through June and July, 2023, the Company, together with Paul, Weiss, Rifkind, Wharton & Garrison LLP (“Paul, Weiss”), Goodmans LLP (“Goodmans”), Morgan Stanley and RBC, considered various U.S. and Canadian tax, capital markets, structural and other implications of the potential NYSE REIT and HPA transactions, including a potential combination of all three companies.

By July 2023 it had become clear that there was no agreement in concept between representatives of the Company and representatives of the NYSE REIT with respect to any satisfactory relative valuation methodology for the companies due to, among other reasons, the fact that the NYSE REIT would not agree to value the Company at a premium to the price of its Common Shares. The discussions regarding a potential transaction with the NYSE REIT slowed down and ultimately ended by August 2023. During this same period, the Company also concluded that discussions regarding a potential combination with HPA were unlikely to advance due to the inherent difficulties in developing a structure that could minimize adverse tax consequences to the Company while remaining attractive from a capital markets perspective.

The Company Board met on August 8, 2023. Upon the discussion turning to the strategic initiatives that had been under consideration, Mr. Cohen recused himself. Management advised the Unconflicted Company Board that Management believed, based on input from its tax, legal and financial advisors, and after taking into account their discussions with representatives of HPA and the NYSE REIT, that pursuing a potential combination transaction of Tricon with either or both of HPA or the NYSE REIT would not be in the best interests of the Company and accordingly did not recommend proceeding with either potential transaction due to the tax, structural, relative valuation and capital markets issues described above. Representatives of Morgan Stanley, who had been invited to the meeting by Management to review several capital markets and M&A-oriented strategic alternatives with the Company Board, advised that they had concluded that the potential NYSE REIT and HPA transactions were likely not feasible in the near- or mid-term given the volatility in real estate values, interest rates, capitalization rates and stock prices, as well as complexities around structure, execution and relative valuation. Following the Unconflicted Company Board’s discussion and upon consideration of the views of Management and Morgan Stanley, the Unconflicted Company Board determined to not proceed with either transaction and instead directed Management to continue to pursue the Company Board-approved strategic plan, which included the creation of two new investment vehicles with third party institutional investors. The first new investment vehicle was intended to syndicate a portfolio of approximately 4,000 wholly-owned SFR homes, which would raise capital for the Company to reduce indebtedness and finance the acquisition of additional SFR homes in the United States through the second new investment vehicle, which would have been a follow-on joint venture with a number of Tricon’s existing private investors that was intended to assemble and manage a portfolio of SFR homes.

On September 6, 2023, at Blackstone’s request, Mr. Berman met with representatives of Blackstone who advised Mr. Berman that Blackstone wished to explore a potential acquisition of the Company. The interest rate on 10-year U.S. treasury bonds on this date closed at 4.30%.

On September 12, 2023, a representative of Blackstone contacted Morgan Stanley to advise that Blackstone intended to communicate an oral proposal for the acquisition of the Company. On September 14, 2023, Blackstone representatives advised Morgan Stanley that Blackstone was prepared to propose $11.00 in cash per Common Share on an indicative basis (representing a premium of approximately 34% over the closing price of the Common Shares on the NYSE on September 13, 2023, the prior trading day), subject to the completion of due diligence. Following consultation with Management, representatives of Morgan Stanley responded on behalf of the Company that Blackstone’s proposed price was inadequate and insufficient to present to the Company Board.

On September 29, 2023, Mr. Berman met with a representative of Blackstone, who advised him that Blackstone was considering increasing its price and submitting a written proposal to acquire the Company. The interest rate on 10-year U.S. treasury bonds on this date closed at 4.59%.

On October 2, 2023, the next trading day after the September 29, 2023 meeting, Blackstone sent a written proposal to Morgan Stanley to acquire all the Common Shares for $11.10 per Common Share in cash (the “October Blackstone Proposal”), which represented a 50% premium to the closing price of the Common Shares on the NYSE on September 29, 2023, the prior trading day. The $11.10 per Common Share price represented a significantly higher premium to the prior trading day’s closing price on the date the October Blackstone Proposal was delivered than the original verbal proposal due to a decline in the Common Share price over that period. The October Blackstone Proposal included Blackstone’s assumption that the Company would pay its quarterly dividend in October 2023 and would not declare any further dividends on the Common Shares. Blackstone indicated its belief that it could complete its confirmatory due diligence and agree to terms within two weeks. Blackstone conveyed verbally to Morgan Stanley that its proposal was contingent upon a customary “no-shop” provision with a two-tiered termination fee, where the termination fee would be lower during an initial period if Tricon were to terminate the agreement to enter into a transaction pursuant to a superior proposal. A copy of the October Blackstone Proposal was promptly provided to the members of the Unconflicted Company Board.

The Company Board convened a meeting on October 5, 2023 to consider, among other matters, the October Blackstone Proposal. Representatives of Morgan Stanley, Goodmans, counsel to the Company, and Paul, Weiss, U.S. counsel to the Company, were present at the meeting. Upon the discussion turning to the October Blackstone Proposal, Mr. Cohen declared a conflict and recused himself from further discussions. Mr. Berman reminded the Unconflicted Company Board of the events that had preceded the October Blackstone Proposal, including the preliminary discussions regarding the HPA and NYSE REIT strategic alternatives that had been considered earlier that summer and previously presented to the Company Board, neither of which had materialized. Mr. Berman also described Blackstone’s prior $11.00 per Common Share verbal proposal, which had been considered inadequate and insufficient to merit presentation to the Unconflicted Company Board.

At this meeting, representatives of Morgan Stanley provided an update on the capital markets environment, including the current macroeconomic and volatile interest rate environment, discussions to date, and perspectives on the October Blackstone Proposal to the Unconflicted Company Board. Morgan Stanley’s representatives raised a number of factors for the Unconflicted Company Board to weigh in considering the October Blackstone Proposal and any further engagement with Blackstone, including the competitiveness of the proposal, deal certainty, confidentiality , continuing with the Company’s current Company Board-approved strategic plan and the possibility of soliciting other potential buyers of the Company. Representatives of Morgan Stanley also provided context for the October Blackstone Proposal in light of current market conditions and the Company’s trading price relative to a range of consensus analyst views on its net asset value. Representatives of Morgan Stanley reported that with the recent decline in stock prices across North American real estate issuers, including the Company, the premium represented by $11.10 per Common Share (the price included in the October Blackstone Proposal) had increased to 63% (based on the closing price of the Common Shares on the NYSE on October 4, 2023), a significantly higher premium than average premiums for comparable transactions. Representatives of Morgan Stanley also provided an overview of observed trading levels of the Company’s peers and identified the limited number of other potential strategic and financial acquirors in addition to Blackstone that could have the capacity to consider, and interest in considering, an acquisition of Tricon, taking into account the size and varied nature of the Company’s portfolio and business lines, the Company’s cross border structure and the fact that leverage constraints, access to capital and/or current stock prices of potential strategic bidders could impact the price that public company bidders may be able to pay in a transaction. Representatives of Morgan Stanley advised that the all-cash nature of the October Blackstone Proposal, the premium it represented to the current market price of the Common Shares and Blackstone’s substantial available capital would make it challenging for a superior competing offer to emerge from one of these potential acquirors.

Goodmans then provided a detailed overview of the Unconflicted Company Board’s fiduciary duties in the context of evaluating a potential change of control transaction, as well as guidance on the regulation of business combinations and related party transactions in Canada under MI 61-101, given that Blackstone is deemed to beneficially own more than 10% of the Common Shares (assuming the exchange of all Preferred Units held by BREIT Shareholder). Paul, Weiss then advised the Unconflicted Company Board with respect to the corresponding U.S. securities laws for going-private transactions governed by Rule 13e-3 of the Securities Exchange Act of 1934 (“Rule 13e-3”).

The Unconflicted Company Board then considered the risks and benefits associated with the October Blackstone Proposal relative to other potential acquirors that might be interested in pursuing a change of control transaction with Tricon, a continuation of the Company’s current Company Board-approved strategic plan and other potential alternatives. The Unconflicted Company Board also received advice from Morgan Stanley with respect to next steps and timing considerations, including the possibility that a delay in pursuing discussions with Blackstone could pose certain risks in the current volatile market environment because changing interest rates could affect the availability of Blackstone’s proposal, with rising interest rates making it more expensive for a potential buyer to finance a transaction.

Following input of counsel, and in light of the Unconflicted Company Board’s expectation that further substantive discussions with Blackstone were likely, the Unconflicted Company Board determined that it would be advisable to form a special committee consisting of independent directors that could, with the assistance of its own independent financial and legal advisors, further evaluate Blackstone’s proposal and potential alternatives, supervise any related negotiations, and make recommendations to the full Unconflicted Company Board with respect to those matters. The Unconflicted Company Board unanimously resolved to form a special committee comprised of Peter Sacks (Chair), Camille Douglas, Renée Glover and Ira Gluskin (the “Special Committee”). In selecting Mr. Sacks, Ms. Douglas, Ms. Glover and Mr. Gluskin to act as members of the Special Committee, the Unconflicted Company Board determined that each of them was (i) free from any conflict of interest with respect to the October Blackstone Proposal and (ii) independent to the extent required by applicable law and stock exchange requirements, including MI 61-101. None of Mr. Sacks, Ms. Douglas, Ms. Glover and Mr. Gluskin were or are directors, officers or employees of Blackstone and all of them were and are independent directors of the Company under National Instrument 52-110 – Audit Committees and National Instrument 58-101 – Disclosure of Corporate Governance Practices.

The Special Committee’s mandate included, among other things: (i) examining, reviewing and evaluating the proposed transaction with Blackstone and its implications for Tricon and its stakeholders (including minority shareholders); (ii) conducting or supervising the conduct of negotiations of the structure and terms of the proposed transaction, including the terms of any definitive agreements relating thereto on behalf of the Company; (iii) identifying and evaluating any reasonably available alternatives to the October Blackstone Proposal (including maintaining the status quo) and determining whether any such alternative is more favourable to the Company and its stakeholders than the proposed transaction; (iv) determining whether a formal valuation pursuant to MI 61-101 is required in connection with the proposed transaction or any potential alternative, and selecting the independent valuator to provide such formal valuation; (v) determining whether to request a fairness opinion from one or more qualified and independent financial advisors as to the fairness from a financial point of view, of the consideration to be received by minority shareholders; (vi) retaining, overseeing and obtaining advice and opinions from professional advisors; (vii) determining whether any “collateral benefit” may arise in respect of the proposed transaction or any alternatives in accordance with MI 61-101; (viii) making recommendations to the Unconflicted Company Board regarding all arrangements relating to Management in connection with the October Blackstone Proposal or potential alternatives; (ix) reporting to the Unconflicted Company Board on its activities from time to time, including with respect to any recommendation the Special Committee may make (or determine not to make) with respect to a proposed transaction with Blackstone or a potential alternative; and (x) doing such other acts that may be necessary in the circumstances, including having regard to MI 61-101.

The Special Committee met a total of eight times; three times to consider the October Blackstone Proposal and five times to consider the January Blackstone Proposal (as defined below). The Special Committee convened for the first time immediately following the conclusion of the October 5, 2023 Company Board meeting. The Company’s Chief Legal Officer, David Veneziano, led a discussion with respect to potential next steps and the Special Committee’s engagement of independent legal and financial advisors, within the authority granted to the Special Committee in its mandate. Following a consideration of potential independent legal advisors, the Special Committee determined to engage Osler, Hoskin & Harcourt LLP (“Osler”) to act as its independent legal counsel.

On October 10, 2023, the Special Committee met with representatives of Osler to consider the engagement of an independent financial advisor to prepare a formal valuation and to advise the Special Committee in connection with any proposed transaction. Having obtained information regarding the independence, qualifications and terms of engagement proposed by Scotia Capital, and being satisfied as to such independence (including that Scotia Capital is an “independent valuator” and independent of all “interested parties” (in each case as defined in MI 61-101)), qualifications and the quantum and structure of Scotia Capital’s proposed fee, the Special Committee approved the appointment of Scotia Capital subject to Mr. Sacks finalizing satisfactory engagement terms with Scotia Capital. The Special Committee also reviewed the terms of its mandate with assistance from Osler and determined that its mandate was appropriate. The members of the Special Committee then confirmed the independence of each of the members of the Special Committee for purposes of serving on the Special Committee and received an overview of their duties from Osler with reference to the written materials previously provided to the Unconflicted Company Board by Goodmans. The Special Committee discussed the October Blackstone Proposal, whether to provide Blackstone with access to non-public information of the Company and whether to explore competing offers for the Company. The Special Committee determined that the Company should provide Blackstone with access to non-public information of the Company subject to entering into a suitable confidentiality agreement (including a standstill).

On October 10, 2023, the Special Committee entered into the Scotia Capital Engagement Agreement with Scotia Capital. The Scotia Capital Engagement Agreement provides that Scotia Capital’s compensation for providing a preliminary view of value and a subsequent formal valuation in accordance with MI 61-101 and fairness opinion are fixed fees payable at the time of delivery of the preliminary valuation and formal valuation and fairness opinion, respectively, regardless of the conclusions reached by Scotia Capital. In addition, Scotia Capital is entitled to recover reasonable out-of-pocket expenses and will be indemnified by the Company under certain circumstances for liabilities arising in connection with its engagement. See “Special Factors – Scotia Capital Formal Valuation and Fairness Opinion”.

On October 11, 2023, representatives of Morgan Stanley, upon instruction by the Unconflicted Company Board, advised Blackstone that the Unconflicted Company Board had formed a Special Committee, which had authorized Tricon to provide Blackstone with non-public information pursuant to a customary confidentiality agreement (including a standstill).

The Company then negotiated the terms of a confidentiality agreement (the “Confidentiality Agreement”) with Blackstone, which the parties executed on October 12, 2023. The Confidentiality Agreement governs the disclosure and use of the Company’s confidential information by Blackstone and its representatives and includes customary “standstill” and non-solicitation provisions. Following execution of the Confidentiality Agreement, representatives of Blackstone were granted access to a virtual data room, which contained public and non-public information concerning the Company and its assets, along with access to Management to perform due diligence.

From approximately October 13, 2023 until October 28, 2023, Blackstone conducted an extensive due diligence investigation of the Company and its assets, which included nine diligence meetings with Management and tours of certain of Tricon’s properties.

On October 17, 2023, Jonathan Litt, the founder and Chief Investment Officer of Land & Buildings, an investor in the real estate space, made a presentation regarding Tricon at an annual investor conference in New York. Land & Buildings subsequently published a press release on the information presented at the conference and also publicly filed the presentation. The presentation noted Land & Buildings’ belief that Tricon’s Common Shares were “substantially undervalued” and offered various short-term value creation suggestions, including revenue generation and overhead reduction initiatives. The closing price of the Common Shares on the NYSE after the presentation on that date was $7.33 per Common Share, an approximately 4% increase over the prior trading day’s closing price.

On October 24, 2023, the Unconflicted Company Board convened with the Special Committee and their respective advisors to, among other things, receive an update on the previous week’s Land & Buildings investor presentation and the October Blackstone Proposal. Mr. Berman first provided an overview of Mr. Litt’s presentation, a copy of which had been circulated to the Unconflicted Company Board prior to the meeting. Representatives of Morgan Stanley then provided their views to the Unconflicted Company Board regarding the market’s reaction to the presentation. The representatives of Morgan Stanley noted that, while the closing price of the Common Shares on the day of Mr. Litt’s presentation had been elevated, the trading price of the Common Shares had since decreased to a price below the opening price of the Common Shares on the date of the presentation, although trading volume remained elevated.

The Unconflicted Company Board then received an update from representatives of Morgan Stanley regarding Blackstone’s extensive due diligence process to date and posed questions to Management regarding its Company Board-approved strategic plan for continuing to operate the Company should Blackstone not make a firm offer following the completion of its diligence process. Immediately following the Unconflicted Company Board meeting, the Special Committee met with representatives of Osler and Scotia Capital to discuss the process regarding the formal valuation to be undertaken by Scotia Capital.

On October 27, 2023, the interest rate on 10-year U.S. treasury bonds closed at 4.85%.

On October 28, 2023, Blackstone advised Morgan Stanley that, based on Blackstone’s due diligence review to date particularly in light of changes in economic conditions, it did not intend to further pursue discussions concerning the acquisition of the Company. Mr. Berman immediately advised the Unconflicted Company Board of this development, and the Company subsequently removed Blackstone’s access to the virtual data room.

On November 7, 2023, the Company Board met to review and approve the Company’s interim financial statements for the third quarter. The Company Board also received input from representatives of Morgan Stanley, who had been invited by Management to join the meeting to provide their thoughts on the termination of discussions with Blackstone. Mr. Cohen recused himself from these discussions. The representatives of Morgan Stanley provided an overview of the termination of discussions with Blackstone, and noted that, since the time of Blackstone’s initial indication of interest on September 14, 2023 through its notice of withdrawal on October 28, 2023, the price of the Common Shares had declined by 23% and interest rates had risen. Mr. Berman and other members of senior Management, together with representatives of Morgan Stanley, then engaged in a discussion with the Unconflicted Company Board regarding recently announced strategic REIT transactions and other strategic alternatives that might be available to the Company to reduce the gap between its net asset value and the Common Share price, such as by reducing the Company’s leverage or monetizing assets. The Unconflicted Company Board also discussed the possibility of exploring a share buy-back, the likely capital markets impact of a share buy-back and, in general terms, what such a transaction might look like from a timing and execution perspective. Following this discussion, the Unconflicted Company Board again directed Management to continue to pursue the Company Board-approved strategic plan.

On December 22, 2023, at Blackstone’s request, Mr. Berman met with a representative of Blackstone, who expressed an interest in reviving their October discussions regarding a potential acquisition of the Company by Blackstone. The two discussed the circumstances surrounding Blackstone’s decision to terminate discussions regarding the October Blackstone Proposal and the changes in macroeconomic conditions since that time, including favourable changes in interest rates and assumptions regarding future changes in interest rates. The two met again on December 25, 2023 and the discussions included the Company’s valuation and potential transaction pricing, as well as Blackstone’s conceptual alignment with supporting the Company’s current Company Board-approved strategic plan. From December 27, 2023 through January 2, 2024, representatives of Blackstone and Morgan Stanley had several discussions regarding Blackstone’s remaining confirmatory due diligence, timing of a potential process, and parameters around price. During these discussions, the Blackstone representatives raised the possibility of proposing a price below $11.10 per Common Share, but were advised by Morgan Stanley, per Morgan Stanley’s prior discussions with the Unconflicted Company Board, that a reduced price would not be acceptable to Tricon.

On January 2, 2024, Blackstone submitted a new written proposal to acquire all the Common Shares for $11.10 per Common Share in cash (the “January Blackstone Proposal”), the same per Common Share price as in the October Blackstone Proposal. This price represented a 22% premium to the closing price of the Common Shares on the NYSE on December 29, 2023, the prior trading day. On this date, the interest rate on 10-year U.S. treasury bonds was 3.91%, a 19% decline from the rate of 4.85% on October 27, 2023, the day prior to the date when Blackstone provided notice that it did not intend to proceed with the October Blackstone Proposal. Similar to the October Blackstone Proposal, the January Blackstone Proposal included Blackstone’s assumption that the Company would pay its quarterly dividend in January 2024 and would not declare any further dividends on the Common Shares. Blackstone noted that it had conducted extensive due diligence to date and stated that it was prepared to complete its remaining confirmatory due diligence and concurrently negotiate definitive transaction documentation within seven business days. Blackstone conveyed orally to Morgan Stanley that its proposal was contingent upon the same “no-shop” provision and a two-tiered termination fee as had been previously conveyed at the time of the October Blackstone Proposal. A copy of the January Blackstone Proposal was promptly provided to the members of the Unconflicted Company Board.

On January 5, 2024, the Unconflicted Company Board convened to consider the January Blackstone Proposal. Representatives of Morgan Stanley, Goodmans and Paul, Weiss were present at the meeting, as were representatives of Osler and Scotia Capital. Mr. Berman summarized for the Unconflicted Company Board his discussions with Blackstone’s representatives over the course of the prior two weeks, which discussions had led to Blackstone’s delivery of the January Blackstone Proposal. A representative of Morgan Stanley then provided an overview of the developments in the macroeconomic environment between the October Blackstone Proposal and the January Blackstone Proposal, and reviewed the January Blackstone Proposal relative to the Company’s current Common Share price, which had increased significantly since Blackstone withdrew the October Blackstone Proposal on October 28, 2023. This representative from Morgan Stanley reported that the January Blackstone Proposal represented a similar premium to the then-current trading price as the premium implied by the $11.00 price per Common Share verbally proposed by Blackstone in its initial indication of interest on September 14, 2023, noting that the premium implied by the January Blackstone Proposal remained slightly above average for transactions of this nature in the real estate industry.

The Unconflicted Company Board proceeded to discuss and seek input from its legal and financial advisors on the terms of the January Blackstone Proposal and reviewed the relevant considerations and options for next steps. The Unconflicted Company Board discussed the timing for Scotia Capital, financial advisor to the Special Committee, to conduct a formal valuation (as required under MI 61-101), current cap rates, potential market reaction to an acquisition of the Company by Blackstone, the anticipated scope of Blackstone’s confirmatory due diligence and timing for a possible transaction. The Unconflicted Company Board received strategic and legal advice from representatives of Morgan Stanley, Paul, Weiss and Goodmans relating to these matters, including a review by Morgan Stanley of recent comparable transactions. The Unconflicted Company Board, with further input from advisors, then discussed the January Blackstone Proposal in light of the Company’s current Company Board-approved strategic plan and the volatile macroeconomic environment.

The Unconflicted Company Board believed that it would be prudent as a next step to have Blackstone complete its confirmatory due diligence in respect of the Company before engaging in negotiations on price and specific deal terms, but also stressed that time was of the essence, given interest rate and other market volatility which could make it more expensive for a potential buyer to acquire the Company. The Unconflicted Company Board acknowledged that the Special Committee would convene immediately following the meeting to confirm next steps, including with respect to the valuation and opinion work to be done by the Special Committee’s financial advisors, to ensure that the Special Committee was able to evaluate the reasonableness and fairness of the January Blackstone Proposal on an informed basis.

Immediately following the Unconflicted Company Board meeting, the Special Committee met with representatives of Osler and Scotia Capital to consider the January Blackstone Proposal and receive an update regarding the status of Scotia Capital’s work in respect of a formal valuation and timing to be in a position to provide the Special Committee with its preliminary indication of value of the Company. At this meeting, the Special Committee reviewed its role and responsibilities in the circumstances, including an evaluation of the January Blackstone Proposal relative to other alternatives reasonably available to the Company and whether to contact other potential acquirors of the Company while pursuing a transaction with Blackstone. They noted that doing so could jeopardize the availability of the January Blackstone Proposal and increase risk of market leaks and rumors regarding a potential transaction. The Special Committee also considered the fact that the October 2023 presentation by Land & Buildings and its related press release did not result in any in-bound contacts to the Company or its financial advisors from any potential interested parties regarding a potential acquisition proposal. The Special Committee concluded that, while advice from Scotia Capital would be advisable, and ultimately a formal valuation prepared by Scotia Capital in accordance with MI 61-101 would be necessary, in order to reach a definitive view, it was supportive of proceeding with consideration of the January Blackstone Proposal.

Later that day, representatives of Blackstone were again granted access to the Company’s virtual data room, which contained public and non-public information concerning the Company and its assets, along with access to Management to perform due diligence. Blackstone’s representatives thereafter continued their due diligence review of the Company.

Late on January 9, 2024, representatives of Blackstone sent to Morgan Stanley the initial draft of the proposed arrangement agreement, which contemplated the transaction being implemented by way of a plan of arrangement under the Business Corporations Act (Ontario). The draft arrangement agreement included a price of $11.10 per Common Share; contemplated that the Company would pay its quarterly dividend in January 2024 and would not declare any further dividends on the Common Shares; included a customary “no-shop” provision; included a two-tiered termination fee (with a termination fee equal to 1.75% of the Company’s equity value (assuming the exchange of all Preferred Units) if the proposed arrangement agreement were terminated prior to the 40th day following signing to permit the Company to enter into a superior proposal with a bidder that had submitted its initial acquisition proposal prior to the 30th day following signing, which fee increased to 3.5% of equity value thereafter), along with matching rights if any superior proposal were received; included the payment by the Purchaser to Tricon of a reverse termination fee equal to 9% of the Company’s equity value (assuming the exchange of all Preferred Units) if the transaction failed to close in certain circumstances as an exclusive remedy with no specific performance remedy available to the Company; included customary closing conditions, including a material adverse change condition and a condition that the number of Common Shares held by the Company Shareholders exercising their dissent rights not, in the aggregate, exceed 10% of the issued and outstanding Common Shares; and included, subject to certain exceptions, the Company would be required to continue to operate in the ordinary course of business prior to closing.

On the morning of January 12, 2024, representatives of Blackstone verbally confirmed to Morgan Stanley that Blackstone had substantially completed its confirmatory due diligence and affirmed its offer price of $11.10 per Common Share.

Later on January 12, 2024, the Special Committee met with representatives of Osler and Scotia Capital to receive a draft presentation from representatives of Scotia Capital regarding its preliminary indication of value analysis regarding the value of the Company’s Common Shares based on its work performed to date. In connection with such presentation, representatives of Scotia Capital provided the Special Committee with an explanation of the analysis and assumptions underlying its preliminary indication of value analysis. The Special Committee discussed the preliminary indication of value analysis presented by representatives of Scotia Capital and noted that the offer price of $11.10 per Common Share was approximately at the midpoint of the range of values in the preliminary analysis presented by representatives of Scotia Capital. The Special Committee also received advice from Osler regarding the “no-shop” provision with a two-tiered termination fee proposed by Blackstone, and the difference between such a construct and a “go-shop”. The Special Committee determined that it would be comfortable recommending that the Company proceed with Blackstone on the basis of a “no-shop” provision with a two-tiered termination fee as opposed to seeking a “go-shop”.

Immediately following the conclusion of the Special Committee meeting on January 12, 2024, the Unconflicted Company Board convened to receive an update on the negotiation of the January Blackstone Proposal. Representatives of Morgan Stanley, Goodmans, Paul, Weiss, Osler and Scotia Capital were in attendance at the meeting. A representative of Morgan Stanley summarized for the Unconflicted Company Board the status of discussions between representatives of Morgan Stanley and representatives of Blackstone regarding confirmatory due diligence and pricing. The representative of Morgan Stanley reported that Blackstone had verbally confirmed the completion of its confirmatory due diligence and had re-affirmed its offer price of $11.10 per Common Share.

Mr. Sacks then summarized for the Unconflicted Company Board the discussions held by the Special Committee at its meeting immediately preceding the Unconflicted Company Board meeting. He reviewed the oral reports received from representatives of Scotia Capital and reported that the Special Committee viewed the January Blackstone Proposal as a compelling opportunity for the Company, subject to continued negotiations on price, the size of the termination fee and reverse termination fee, and deal certainty. He confirmed the Special Committee would be comfortable recommending that the Company proceed with Blackstone on the basis of including a “no-shop” provision with a two-tiered termination fee in the proposed arrangement agreement.

Representatives of Scotia Capital then reviewed with the Unconflicted Company Board their preliminary indication of value. Representatives of Scotia Capital advised that it had reported to the Special Committee a preliminary conclusion of a range of value for the Common Shares based on the preliminary financial summary that representatives of Scotia Capital had reported to the Special Committee, subject to the analyses, assumptions and limitations set forth in the preliminary financial summary, in which the January Blackstone Proposal fell approximately within the midpoint of the range.

Following the presentation by representatives of Scotia Capital, representatives of Morgan Stanley then reviewed for the Unconflicted Company Board their preliminary valuation summary, as reflected in the materials circulated to the Unconflicted Company Board prior to the meeting. Representatives of Morgan Stanley walked the Unconflicted Company Board through the reference points Morgan Stanley considered, including trading performance, price targets, and net asset value per share estimates. Representatives of Morgan Stanley then summarized their approaches to valuation, including a comparable trading value, a dividend discount model, a precedent premiums and a cash levered buyer analysis and described the valuation price range under each approach.

During the meeting, Goodmans and Paul, Weiss provided an update regarding negotiations of the proposed arrangement agreement, including the terms of Blackstone’s latest proposal. Goodmans and Paul, Weiss also summarized the provisions governing non-solicitation, termination fee and reverse termination fee, Blackstone’s right to match, deal certainty, regulatory covenants with respect to obtaining Investment Canada Act Approval for the transaction and, together with representatives of Morgan Stanley, discussed the strategic merits of, and any risks associated with, the proposed arrangement agreement. In particular, Goodmans and Paul, Weiss discussed the risks associated with Blackstone’s termination fee proposal, whereby the Company’s sole and exclusive remedy for Blackstone’s failure to complete the proposed transaction in circumstances in which conditions to closing were otherwise satisfied would be a reverse termination fee equal to 9% of the Company’s equity value (assuming the exchange of all Preferred Units), rather than a specific performance remedy. With the assistance of its advisors, the Unconflicted Company Board considered and evaluated the risk associated with Blackstone’s desired approach to remedies for breach of the proposed arrangement agreement in the context of the leveraged buyout market generally, as well as recent transactions completed by Blackstone, including in Canada. The Unconflicted Company Board noted Blackstone’s proven ability to complete large acquisition transactions, including substantial experience with take-private transactions, including in Canada, its extensive experience in the real estate industry, and the amount of the reverse termination fee and the circumstances in which it would be payable. The Unconflicted Company Board also discussed the appropriate manner in which to respond to Blackstone’s latest proposal.

Following a robust discussion with input from financial and legal advisors, the Unconflicted Company Board reached a consensus that it remained in the best interests of the Company to continue to pursue and review the January Blackstone Proposal, taking into account the concern that the time needed to solicit interest from other potential acquirors could jeopardize the availability of the January Blackstone Proposal and bearing in mind the two-tiered termination fee and the Company Board’s “fiduciary out” that kept open the ability of the Company to consider a superior proposal, should one emerge. Representatives of Morgan Stanley advised the Unconflicted Company Board that they believed Blackstone would agree to the Company’s proposed higher reverse termination fee if the Company agreed to Blackstone’s original proposed amounts for a two-tiered reverse termination fee. Following this discussion, the Unconflicted Company Board instructed Morgan Stanley and Management to seek improved deal terms from Blackstone, including an increase in offer price to $11.40 per Common Share, greater deal certainty for the Company and a higher reverse termination fee. Morgan Stanley was also instructed to advise Blackstone that the Unconflicted Company Board would not authorize the distribution of a revised draft of the arrangement agreement to Blackstone and its representatives until Blackstone indicated a willingness to improve its proposal on these deal terms.

Over the course of January 13 and 14, 2024, representatives of Morgan Stanley and Blackstone held a number of discussions with respect to price, closing certainty, the quantum of the termination fee and reverse termination fee, and the circumstances in which the lower termination fee would be payable.

On January 15, 2024, the Special Committee met with representatives of Management, Morgan Stanley, Osler and Scotia Capital. The Special Committee first received an update from Management and Morgan Stanley regarding the status of negotiations with Blackstone. A representative of Morgan Stanley summarized several discussions he had held with Blackstone over the weekend regarding the key deal points for the proposed transaction, including price, deal certainty, regulatory matters and termination fees. He reported that Blackstone had indicated a willingness to address certain of the concerns identified by the Special Committee and the Unconflicted Company Board and raised by Morgan Stanley with respect to the January Blackstone Proposal, including an increase in its offer price from $11.10 per Common Share to $11.15 per Common Share and the deletion of the closing condition related to the exercise of dissent rights by Tricon shareholders. With respect to termination fees, the Morgan Stanley representative reported that he expected Blackstone would agree to either: (i) a lower two-tier termination fee and a slightly higher reverse termination fee than the 9% fee originally proposed by Blackstone; or (ii) the original termination fee proposed by Blackstone but an even higher reverse termination fee. Representatives of Management and Morgan Stanley then recused themselves from the Special Committee’s meeting, and the Special Committee engaged in a robust discussion together with its independent advisors. The Special Committee determined to recommend that the Company instruct Morgan Stanley to respond to Blackstone with a request to increase its offer price and accept Blackstone’s original termination fee amounts, with the lower fee payable if the proposed arrangement agreement was terminated prior to the 45th day following signing to permit the Company to enter into a superior proposal with a third party, in exchange for a higher reverse termination fee equal to 15% of the Company’s equity value (assuming the exchange of all Preferred Units).

Immediately following the conclusion of the Special Committee meeting, the Unconflicted Company Board convened for an update from Management and its advisors.

A representative of Morgan Stanley provided the Unconflicted Company Board with the same update that had been previously provided to the Special Committee. Mr. Sacks then reported that the Special Committee, having received the update from representatives of Morgan Stanley and consulted with its independent advisors, recommended that the Company instruct Morgan Stanley to respond to Blackstone with a request to increase its offer price, accept Blackstone’s original termination fee amounts and propose a higher reverse termination fee of 15% of the Company’s equity value (assuming the exchange of all Preferred Units). Following receipt of the Special Committee’s recommendation, the Unconflicted Company Board raised various questions and a robust discussion ensued with input from Management and financial and legal advisors. Following this discussion, the Unconflicted Company Board unanimously agreed to accept the Special Committee’s recommendation and instructed Morgan Stanley and Management to respond to Blackstone accordingly.

On January 15 and 16, 2024, representatives of Morgan Stanley continued to negotiate with Blackstone, stressing the need for Blackstone to offer a higher price and enhanced deal certainty for the Company Shareholders. Following these negotiations, Blackstone communicated to Mr. Berman and Morgan Stanley that it would be willing to increase its offer price to $11.25 per Common Share and to accept a higher reverse termination fee of 15% in exchange for Tricon agreeing to Blackstone’s original proposal regarding the termination fee amounts.

On January 16, 2024, Mr. Berman provided an email update to the Unconflicted Company Board that Blackstone would agree to an increased offer price of $11.25 per Common Share, an increased reverse termination fee equal to 15% of the Company’s equity value (assuming the exchange of all Preferred Units), while maintaining the two-tier termination fee amounts originally proposed by Blackstone, and the deletion of the closing condition in favour of Blackstone with respect to the maximum exercise of dissent rights by the Company Shareholders. In these discussions, Mr. Berman reported that, consistent with the Unconflicted Company Board’s prior direction, Tricon was willing to proceed with further negotiations with Blackstone and that its counsel had provided Simpson Thacher & Bartlett LLP, counsel to Blackstone, and Davies Ward Phillips & Vineberg LLP, Canadian counsel to Blackstone, with a revised draft of the arrangement agreement reflecting the proposed key terms, as well as certain other revisions to the original draft that had been prepared by Blackstone’s counsel.

On January 16, 2024, the Special Committee met with representatives of Osler and Scotia Capital to further discuss the analysis and assumptions underlying Scotia Capital’s preliminary indication of value, as well as the status of negotiations with Blackstone.

From January 16 through January 18, counsel to the Company and Blackstone’s counsel negotiated the final terms of the proposed arrangement agreement. The negotiations covered various aspects of the transaction, including, among others, the representations and warranties made by the parties, the restriction on the conduct of the Company’s business until completion of the transaction, the conditions to completion of the transaction, Blackstone’s obligations regarding regulatory approvals, the Company’s obligations to cooperate with Blackstone’s debt financing efforts and pre-closing restructuring transactions and provisions regarding the Company’s equity awards, employee benefits and other compensation matters. The parties’ counsel also negotiated other related documents, including a support agreement with BREIT Shareholder whereby BREIT Shareholder would agree to exchange a minimum number of Preferred Units into Common Shares prior to the Record Date and vote all of its Common Shares in favour of the Arrangement Resolution.

After the close of markets on January 18, 2024, the Special Committee met with representatives of Management, Morgan Stanley, Osler and Scotia Capital. The Special Committee first received an update from Management and Morgan Stanley regarding the status of negotiations with Blackstone. Management and Morgan Stanley then recused themselves from the Special Committee’s meeting. The Special Committee then received an update from Osler regarding the status of the final terms of the proposed arrangement agreement and the ancillary documents. Representatives of Scotia Capital then reviewed its analysis supporting its oral opinion (subsequently confirmed in writing) that, as of January 18, 2024, and subject to certain assumptions, limitations and qualifications, the fair market value of the Common Shares was in the range of $9.80 to $12.90 per Common Share. Representatives of Scotia Capital also provided its oral opinion (subsequently confirmed in writing) to the Special Committee that, as of January 18, 2024, and subject to certain assumptions, limitations and qualifications, the consideration to be received by the Company Shareholders (other than Blackstone) pursuant to the proposed arrangement is fair, from a financial point of view, to the Company Shareholders (other than Blackstone).

Immediately following the Special Committee meeting, the Unconflicted Company Board convened to hear from the Special Committee. The Unconflicted Company Board was advised that the Special Committee had received an update on the proposed final terms of the arrangement agreement from Osler, along with an oral formal valuation and fairness opinion from Scotia Capital, and following input from its legal and financial advisors, had unanimously resolved to recommend that the Unconflicted Company Board (i) determine that it is in the best interests of the Company to enter into the Arrangement Agreement; (ii) determine that the Arrangement and the transactions contemplated by the Arrangement Agreement are fair to the Company Shareholders (excluding Blackstone); (iii) authorize the Company to execute and deliver the Arrangement Agreement and other transaction documents; and (iv) recommend that the Company Shareholders vote for the Arrangement Resolution approving the Arrangement. See “Special Factors – Recommendation of the Special Committee and the Unconflicted Company Board; Position of Tricon as to Fairness of the Arrangement – Recommendation and Reasons of the Unconflicted Company Board; Position of Tricon as to the Fairness of the Arrangement”.

Goodmans then made a presentation regarding the proposed final terms of the arrangement agreement, including with respect to the Company Shareholder approval requirements, the suspension of the Company’s quarterly dividend, required regulatory approvals, non-solicit, the Unconflicted Company Board’s “fiduciary out” rights, Blackstone’s two-tiered termination fee and reverse termination fee, and closing conditions.

Following the legal discussion led by Goodmans, representatives of Morgan Stanley then provided Morgan Stanley’s views regarding its analysis of the fairness, from a financial point of view, of the consideration to be received by the Company Shareholders (excluding Blackstone) pursuant to the transaction. Following this discussion, Morgan Stanley provided its oral opinion (subsequently confirmed in writing) to the effect that, as of the date thereof and subject to the assumptions, limitations and qualifications described therein, the Consideration to be received by holders of Common Shares (other than Blackstone) pursuant to the arrangement agreement was fair, from a financial point of view, to the holders of Common Shares.

Following receipt of the Special Committee’s recommendation and Morgan Stanley’s oral fairness opinion (subsequently confirmed in writing) and after lengthy discussion of the Special Committee recommendation and the relative benefits and risks of the proposed transaction with Blackstone and various alternatives reasonably available to the Company, the members of the Unconflicted Company Board present at the meeting unanimously resolved (i) that it would be in the best interests of the Company to enter into the Arrangement Agreement and that the Arrangement and the transactions contemplated thereby are fair to the Company Shareholders (excluding Blackstone); (ii) to approve the entering into of the Arrangement Agreement and related transaction documents by the Company; and (iii) to recommend that the Company Shareholders vote for the Arrangement Resolution approving the Arrangement. Given that certain non-fundamental provisions of the proposed arrangement agreement had yet to be finally settled, the Unconflicted Company Board agreed to delegate to Mr. Sacks the final authority to authorize the Company to execute the proposed arrangement agreement and related agreements upon confirmation from Management and the Company’s legal advisors that such agreements had been settled on terms substantially as approved by the Unconflicted Company Board at the meeting.

Over the course of the evening of January 18, 2024, legal counsel to Tricon and Blackstone reached agreement on the remaining points of the proposed arrangement agreement. Mr. Sacks then exercised the authority delegated to him by the Unconflicted Company Board and directed the Company to execute the final agreements, following which Tricon and the Purchaser entered into the Arrangement Agreement and the related transaction documents.

On the morning of January 19, 2024 prior to the opening of trading on the TSX and the NYSE, the transaction was publicly announced.

Tricon’s Purposes and Reasons for the Arrangement

The Special Committee has recommended that the Unconflicted Company Board determine, and the Unconflicted Company Board has determined that the Arrangement is in the best interests of the Company and fair to the Company Shareholders (excluding Blackstone). In deciding to recommend the Arrangement to the Company Shareholders, the Unconflicted Company Board, following receipt of the unanimous recommendation of the Special Committee and in consultation with its independent financial and legal advisors, carefully considered, among other things, the benefits to the Company of the Arrangement, the Scotia Capital Formal Valuation and Fairness Opinion and the Morgan Stanley Fairness Opinion, the terms and conditions set forth in the Arrangement Agreement, the matters discussed below under the heading “Special Factors – Recommendation of the Special Committee and the Unconflicted Company Board; Position of Tricon as to Fairness of the Arrangement – Recommendation and Reasons of the Special Committee”. As discussed below under “Special Factors – Recommendation of the Special Committee and the Unconflicted Company Board; Position of Tricon as to Fairness of the Arrangement – Recommendation and Reasons of the Special Committee”, and that the Consideration to be paid to the Company Shareholders (excluding Dissenting Shareholders and Blackstone) of $11.25 in cash per Common Share represents a premium of approximately 30% to the closing price of the Common Shares on the NYSE as of January 18, 2024, the last trading day prior to the public announcement of the Arrangement, and a premium of approximately 42% to the volume weighted average share price on the NYSE over the previous 90 days. See “Special Factors – Recommendation of the Special Committee and the Unconflicted Company Board; Position of Tricon as to Fairness of the Arrangement – Recommendation and Reasons of the Special Committee”. After weighing all of these factors, the Special Committee has recommended that the Unconflicted Company Board determine, and the Unconflicted Company Board determined that the Arrangement is in the best interests of the Company and that Company Shareholders should be given the opportunity to consider the Arrangement and that the Unconflicted Company Board would recommend that Company Shareholders vote in favour of the Arrangement Resolution.

Recommendation of the Special Committee and the Unconflicted Company Board; Position of Tricon as to Fairness of the Arrangement

Recommendation and Reasons of the Special Committee

The Special Committee unanimously resolved to recommend that the Unconflicted Company Board (i) determine that it is in the best interests of the Company to enter into the Arrangement Agreement, (ii) determine that the Arrangement and the transactions contemplated by the Arrangement Agreement are fair to the Company Shareholders (excluding Blackstone), (iii) authorize the Company to execute and deliver the Arrangement Agreement and other transaction documents and (iv) recommend that the Company Shareholders vote FOR the Arrangement Resolution approving the Arrangement.

The Special Committee considered a number of factors in respect of its unanimous recommendation that the Unconflicted Company Board recommend that Company Shareholders vote FOR the Arrangement Resolution, including those set out below.

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Significant premium to market price. The Consideration of $11.25 per Common Share in cash represents a premium of approximately 30% to the closing price of the Common Shares on the NYSE as of January 18, 2024, the last trading day prior to the public announcement of the Arrangement, and a premium of approximately 42% to the volume weighted average share price on the NYSE over the 90-day period ended January 18, 2024.

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Certainty of value of cash consideration. The Consideration to be received by Company Shareholders is payable entirely in cash, providing Company Shareholders with certainty of value and liquidity immediately upon the closing of the Arrangement, in comparison to the risks, uncertainties and longer potential timeline for realizing equivalent value from the Company Board-approved strategic plan or possible strategic alternatives involving transactions in which all or a portion of the consideration would be payable in equity or would require a series of transactions involving sales of properties to separate acquirors.

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Transaction represents compelling value relative to alternatives. Prior to entering into the Arrangement Agreement, the Special Committee and the Unconflicted Company Board, with the assistance of their financial and legal advisors, and based upon their collective knowledge of the business, operations, financial condition, earnings and prospects of the Company, as well as their collective knowledge of the current and prospective environment in which the Company operates (including economic and market conditions), assessed the relative benefits and risks to the Company’s security holders, employees and residents of various alternatives reasonably available to the Company, including continued execution of the Company’s existing Company Board-approved strategic plan and the possibility of soliciting other potential buyers of the Company. As part of that evaluation process, the Special Committee unanimously was of the view that:

○	the Consideration represents greater value for the Company Shareholders than would reasonably be expected from the continued execution of the Company Board-approved strategic plan;

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contacting other bidders before announcing a transaction would result in significant risks to the Company and its business, including the risk that it could jeopardize the availability of the Blackstone proposal and that market leaks and rumours regarding a potential transaction would disrupt relationships with joint venture partners, jeopardize transactions currently in the pipeline, risk employee turnover, increase turnover in the Company Shareholder base and lead to potential Common Share price volatility; and

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there exists a limited universe of potential third parties with an interest in acquiring the Company, and it is unlikely that any other party would be willing to acquire the Company on terms that are more favourable to Company Shareholders, from a financial point of view, than the Arrangement, due to the size and varied nature of the Company’s portfolio and business lines, the Company’s cross border structure and the fact that leverage constraints could impact the price that public company bidders may be able to pay.

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Rigorous arm’s length negotiation process. The Arrangement Agreement is the result of a rigorous arm’s length negotiation process that was undertaken with the oversight and participation of the Special Committee and the Unconflicted Company Board and their financial and legal advisors which included price increases by Blackstone from its initial proposed price of $11.00 per Common Share. The Special Committee concluded that $11.25 per Common Share is the highest price that Blackstone was willing to pay to acquire the Company.

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Scotia Capital Formal Valuation and Fairness Opinion. The Special Committee received the Scotia Capital Formal Valuation and Fairness Opinion, which states that, as of the date thereof, and based upon and subject to the analyses, assumptions, limitations and qualifications set out therein: (i) the fair market value of a Common Share is in the range of $9.80 to $12.90 per Common Share, and (ii) the Consideration to be received by the Company Shareholders (excluding Blackstone) pursuant to the Arrangement is fair, from a financial point of view, to the Company Shareholders (excluding Blackstone).

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Blackstone’s reputation and track record of closing transactions. The Special Committee concluded that it is likely that Blackstone will complete the Arrangement if all conditions are satisfied given (i) Blackstone’s proven ability to complete large acquisition transactions, including substantial experience with take-private transactions, (ii) Blackstone’s extensive experience in the real estate industry, (iii) Blackstone’s substantial available capital and (iv) the Purchaser Termination Fee of $526 million payable to the Company if the Arrangement Agreement is terminated in certain circumstances (representing approximately 15% of the Company’s equity value (assuming the exchange of all Preferred Units)), $466.843 million of which payment is guaranteed by BREP X and $59.157 million of which payment is guaranteed by BREIT OP.

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Reasonable timeline to closing. The Arrangement is structured as a statutory plan of arrangement under the Business Corporations Act (Ontario). The completion of the Arrangement is expected to occur in the second quarter of this year, and is subject to customary closing conditions, including court approval, the approval of the Company Shareholders and Required Regulatory Approvals under the Competition Act (Canada) and Investment Canada Act.

The members of the Special Committee also considered a number of factors relating to the procedural safeguards that it believes were and are present to ensure the fairness of the Arrangement and to permit the Special Committee to effectively represent the interests of the Company’s unaffiliated security holders. The Special Committee believes these factors support its recommendations and provide assurance of the procedural fairness of the Arrangement to the Company’s unaffiliated security holders:

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Independence. The Special Committee consists solely of independent and disinterested directors of the Unconflicted Company Board. In connection with appointing such directors to the Special Committee, the Unconflicted Company Board determined that each of them was (i) free from any conflict of interest with respect to the October Blackstone Proposal and (ii) independent to the extent required by (and subject to the exemptions and other provisions set out in) applicable law and stock exchange requirements, including MI 61-101. None of members of the Special Committee were or are directors, officers or employees of Blackstone and all of them were and are independent directors of the Company under National Instrument 52-110 – Audit Committees and National Instrument 58-101 – Disclosure of Corporate Governance Practices.

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Independent advice. The Special Committee selected and engaged its own independent legal and financial advisors and received the advice of such advisors throughout its review, evaluation and negotiation of a potential acquisition of the Company.

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No obligation to recommend. The recognition by the Special Committee that it had no obligation to recommend to the Company Board the approval of the Arrangement Agreement and the Arrangement or any other transaction and had the authority to reject any proposals made.

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Shareholder approval. The Arrangement Resolution must be approved by not less than (i) 66 2/3% of the votes cast by Company Shareholders present or represented by proxy and entitled to vote at the Shareholder Meeting, voting as a single class (each holder of Common Shares being entitled to one vote per Common Share) and (ii) a simple majority of the votes cast by Company Shareholders present or represented by proxy and entitled to vote at the Shareholder Meeting, excluding for this purpose votes attached to the Excluded Shares required to be excluded pursuant to MI 61-101.

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Court approval. Completion of the Arrangement is subject to the approval of the Court, after considering the procedural and substantive fairness of the Arrangement at a hearing at which the Company’s unaffiliated security holders and certain others are entitled to be heard.

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Ability to respond to and enter into superior proposals. Notwithstanding the Special Committee’s determination regarding the low likelihood of other potential acquirers emerging, the Company retains the ability, under the terms of the Arrangement Agreement, to consider and respond to unsolicited Acquisition Proposals, to furnish information to and conduct negotiations with third parties in certain circumstances, and to terminate the Arrangement Agreement under certain circumstances, in order to enter into a definitive agreement providing for the implementation of a Superior Proposal if the Company Board determines in good faith, after consultation with outside legal counsel and financial advisors, taking into account any changes to the Arrangement Agreement proposed in writing by the Purchaser, that the Superior Proposal continues to constitute a Superior Proposal, upon payment of the Company Termination Fee. In addition, the two-tiered Company Termination Fee of $122.8 million (representing approximately 3.5% of the Company’s equity value and approximately 2% of the Company’s enterprise value (in each case assuming the exchange of all Preferred Units)), and $61.3 million (representing approximately 1.75% of the Company’s equity value and approximately 1% of the Company’s enterprise value (in each case assuming the exchange of all Preferred Units)) if the Arrangement Agreement is terminated by the Company prior to March 3, 2024 in order to enter into a definitive agreement providing for the implementation of a Superior Proposal, was viewed by the Special Committee, based on advice received from Morgan Stanley, as reasonable under the circumstances and not likely to unduly deter a third party from pursuing a Superior Proposal. See “Arrangement Agreement – Restriction on Solicitation of Acquisition Proposals”.

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Dissent Rights. Company Shareholders have the right to exercise Dissent Rights in connection with the Arrangement, subject to strict compliance with the requirements applicable to the exercise of Dissent Rights.

In the course of their deliberations, the members of the Special Committee also considered potentially negative factors associated with the Arrangement, potential risks and other factors resulting from the Arrangement and the Arrangement Agreement, including those set out below and described under “Risk Factors”.

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Suspension of dividends. The Arrangement Agreement provides that the Consideration will be reduced by the amount of any dividends or other distributions paid to holders of Common Shares during the pendency of the Arrangement. Accordingly, the Company intends to suspend the payment of quarterly dividends during this period.

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Non-solicitation covenants. While the terms of the Arrangement Agreement permit the Company to consider unsolicited Acquisition Proposals, the Arrangement Agreement contains limitations and restrictions on the Company’s ability to solicit additional interest from third parties and, if the Arrangement Agreement is terminated in certain circumstances, the Company will be required to pay a $122.8 million Company Termination Fee to the Purchaser (representing approximately 3.5% of the Company’s equity value and approximately 2% of the Company’s enterprise value (in each case assuming the exchange of all Preferred Units)), except that the Company Termination Fee will be reduced to $61.3 million (representing approximately 1.75% of the Company’s equity value and approximately 1% of the Company’s enterprise value (in each case assuming the exchange of all Preferred Units)) if the Arrangement Agreement is terminated by the Company prior to March 3, 2024 in order to enter into a definitive agreement providing for the implementation of a Superior Proposal.

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No participation by Company Shareholders in future growth of the Company. Following completion of the Arrangement, the Company will no longer exist as an independent public Company and Company Shareholders (excluding Blackstone) will not benefit from any appreciation in the value of, or dividends on, their Common Shares and will not participate in any future earnings or growth.

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Interim period restrictions. The Arrangement Agreement contains restrictions on the conduct of the Company’s business prior to the completion of the Arrangement, which could delay or prevent the Company from undertaking business opportunities that may arise pending completion of the Arrangement without the Purchaser’s consent.

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Satisfaction or waiver of conditions. The completion of the Arrangement is subject to customary conditions, some of which are outside the Parties’ control, including, among others, Court approval, the approval of the Company Shareholders and Required Regulatory Approvals under the Competition Act (Canada) and Investment Canada Act. There is no certainty that all such conditions will be satisfied or waived in a timely manner or at all.

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Completion risks. There are significant costs involved in connection with entering into the Arrangement Agreement and completing the Arrangement and Management has expended substantial time and effort to consummate the Arrangement. If the Arrangement is not completed, these costs and related disruptions to the operation of the Company’s business could have an adverse impact on the Company’s existing and prospective business relationships with tenants and other third parties and its employees.

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No specific performance. The fact that if the Purchaser fails, or threatens to fail, to satisfy its obligations under the Arrangement Agreement, the Company is not entitled to specifically enforce the Arrangement Agreement, and that the Company’s exclusive remedy, available if the Arrangement Agreement is terminated in certain circumstances, would be limited to the Purchaser Termination Fee in the amount of $526 million (the payment of which is guaranteed by BREP X and BREIT OP).

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Tax treatment of Consideration. The Arrangement will be a taxable transaction for most Company Shareholders and, as a result, Taxes will generally be required to be paid by such Company Shareholders on any income and gains that result from receipt of the Consideration under the Arrangement. See “Certain Canadian Federal Income Tax Considerations” and “Certain U.S. Federal Income Tax Considerations”. See also “Risk Factors – Risks Related to the Arrangement – The Tax Treatment of the Return of Capital Distribution is Not Free From Doubt”.

In arriving at its recommendation, the Special Committee also considered the information, data, and conclusions contained in the Scotia Capital Formal Valuation and Fairness Opinion. Given that the Special Committee received the Scotia Capital Formal Valuation and Fairness Opinion and the advice of Scotia Capital contained therein as to the most appropriate valuation methodologies for the Common Shares (being a going concern approach), it did not specifically consider other valuation measurements such as liquidation value, as the Company is an ongoing business, or net book value.

Except as set forth under “Special Factors – Background to the Arrangement”, “Special Factors – Recommendation of the Special Committee and the Unconflicted Company Board; Position of Tricon as to Fairness of the Arrangement”, “Special Factors – Scotia Capital Formal Valuation and Fairness Opinion” and “Special Factors – Morgan Stanley Fairness Opinion”, no director who is not an employee of the Company has retained an unaffiliated representative to act solely on behalf of “unaffiliated security holders” as defined in Rule 13e-3 under the U.S. Exchange Act for purposes of negotiating the terms of the Arrangement and/or preparing a report concerning the fairness of the Arrangement.

The Special Committee was not aware of any firm offer, proposal or indication of interest for a merger, sale of all or substantial part of the Company’s assets, or a purchase of a controlling amount of the Company’s securities having been received by the Corporation from affiliated persons or third parties during the two years preceding the signing of the Arrangement Agreement, other than the proposals from Blackstone as described herein. The Special Committee did not consider purchase prices previously paid for Common Shares in the past two years. Any such purchases would have been made at the then-current market or trading prices of such Common Shares and do not necessarily reflect the present market value of the Common Shares.

Approval by a majority of the Company’s ‘unaffiliated security holders’, as defined in Rule 13e-3 under the U.S. Exchange Act, is not necessary for approval of the Arrangement. Such approval is not required by Canadian law and various safeguards and protective steps have been adopted to ensure the procedural fairness of the transactions contemplated by the Arrangement Agreement, including the fact that the consummation of the Arrangement requires the approval of a majority of the votes cast by Company Shareholders present or represented by proxy and entitled to vote at the Shareholder Meeting, excluding for this purpose votes attached to the Excluded Shares required to be excluded pursuant to MI 61-101, and the other procedural safeguards discussed above and in the section “Certain Legal Matters – Securities Law Matters – Application of MI 61-101 – Formal Valuation” and “Certain Legal Matters – Securities Law Matters – Application of MI 61-101 – Minority Approval”.

Recommendation and Reasons of the Unconflicted Company Board; Position of Tricon as to the Fairness of the Arrangement

The Unconflicted Company Board, acting upon the unanimous recommendation of the Special Committee, determined that the Arrangement is in the best interests of the Company and fair to the Company Shareholders (excluding Blackstone) and unanimously recommends that the Company Shareholders vote FOR the Arrangement Resolution.

Under the rules of the SEC governing “going private” transactions, the Company is required to express its belief as to the fairness of the Arrangement to the Company’s “unaffiliated security holders” as defined pursuant to Rule 13e-3 under the U.S. Exchange Act. The Unconflicted Company Board, on behalf of the Company, believes that the Arrangement is substantively and procedurally fair to the Company’s unaffiliated security holders.

The Unconflicted Company Board considered and relied upon the same factors and considerations that the Special Committee relied upon, as described above, and adopted as its own the Special Committee’s analysis and recommendations in their entirety. In addition, the Unconflicted Company Board identified a number of factors in respect of its unanimous recommendation that Company Shareholders vote FOR the Arrangement Resolution, including those set out below:

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Special Committee’s analysis. The Special Committee’s analysis (as to both substantive and procedural aspects of the transaction) and recommendations, which the Unconflicted Company Board adopted, that the Unconflicted Company Board determine that entering into the Arrangement Agreement is in the best interests of the Company and that the Arrangement and the transactions contemplated by the Arrangement Agreement are fair to the Company Shareholders (excluding Blackstone), authorize the Company to execute and deliver the Arrangement Agreement and other transaction documents and recommend that the Company Shareholders vote FOR the Arrangement Resolution. See “Special Factors – Recommendation of the Special Committee and the Unconflicted Company Board; Position of Tricon as to Fairness of the Arrangement – Recommendation and Reasons of the Special Committee” above.

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Independent Special Committee. The procedural fairness of the transaction, including that the transaction was negotiated under the supervision of the Special Committee consisting of directors who are independent and disinterested, that the members of the Special Committee do not have an interest in the Arrangement different from, or in addition to, that of the Company’s unaffiliated security holders other than their interests described in the section titled “Certain Legal Matters – Certain Legal Matters” and that the Special Committee was advised by its own independent legal and financial advisors.

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Special Committee’s receipt of the Scotia Capital Formal Valuation and Fairness Opinion. The fact that the Special Committee received the Scotia Capital Formal Valuation and Fairness Opinion which states that, as of the date thereof, and based upon and subject to the analyses, assumptions, limitations and qualifications set out therein: (i) the fair market value of a Common Share is in the range of $9.80 to $12.90 per Common Share, and (ii) the Consideration to be received by the Company Shareholders (excluding Blackstone) pursuant to the Arrangement is fair, from a financial point of view, to the Company Shareholders (excluding Blackstone).

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Morgan Stanley Fairness Opinion. The fact that the Unconflicted Company Board received the Morgan Stanley Fairness Opinion, which states that, as of the date thereof, and subject to the assumptions, limitations and qualifications set out therein, the Consideration to be received by the Company Shareholders (excluding Blackstone) pursuant to the Arrangement is fair, from a financial point of view, to the Company Shareholders (excluding Blackstone).

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Fully empowered Special Committee. The fact that the Special Committee was fully empowered to review, evaluate and negotiate a potential transaction involving Blackstone or any alternative to such potential transaction and to definitively approve or reject any transaction.

The Unconflicted Company Board concluded that the uncertainties, risks and potentially negative factors as identified by the Special Committee described above were outweighed by the potential benefits of the Arrangement. See “Special Factors – Recommendation of the Special Committee and the Unconflicted Company Board; Position of Tricon as to Fairness of the Arrangement – Recommendation and Reasons of the Special Committee”.

The foregoing discussion of the information and factors considered by the Special Committee and the Unconflicted Company Board is not intended to be exhaustive, but includes the material factors considered by the Special Committee and the Unconflicted Company Board in making their respective determinations and recommendations with respect to the Arrangement. The Special Committee and the Unconflicted Company Board did not consider it practicable to, and did not, quantify or attempt to assign specific weights to the factors considered in reaching their respective determinations and recommendations. Furthermore, individual members of the Special Committee and the Unconflicted Company Board may have weighed certain factors differently. The Special Committee and the Unconflicted Company Board did not reach any specific conclusion with respect to any of the factors or reasons considered, and the above factors are not presented in any order of priority. The foregoing discussion includes forward-looking information and readers are cautioned that actual results may vary. See “Forward-Looking Information”.

Compensation of the Special Committee

The Unconflicted Company Board has approved the following payments to the members of the Special Committee: (i) a fixed retainer of C$33,750 for each member, and (ii) the reimbursement of all reasonable expenses incurred in connection with their service as members of the Special Committee. Such payments are not conditional on completion of the Arrangement.

In recommending and approving the compensation structure, the Unconflicted Company Board considered, among other things, precedent compensation structures for special committees formed for purposes comparable to those for which the Special Committee was formed, the nature and scope of the privatization transaction proposed by Blackstone and the time expected to be required by the Special Committee members, and potential advantages and disadvantages of alternative compensation arrangements.

Scotia Capital Formal Valuation and Fairness Opinion

In making its recommendation that the Unconflicted Company Board determine that the Arrangement is in the best interests of the Company and fair to the Company Shareholders (excluding Blackstone), the Special Committee considered, among other things, the Scotia Capital Formal Valuation and Fairness Opinion prepared by Scotia Capital.

On January 18, 2024, at a meeting of the Special Committee, Scotia Capital rendered its oral formal valuation, subsequently delivered to the Special Committee in writing (the full text of which is attached hereto as Appendix “C”), in accordance with the requirements of MI 61-101 which concluded that, as of January 18, 2024, and based upon and subject to Scotia Capital’s analyses, assumptions, limitations and qualifications set forth in the Scotia Capital Formal Valuation and Fairness Opinion, the fair market value of a Common Share is in the range of $9.80 to $12.90 per Common Share.

Scotia Capital also provided its oral fairness opinion, subsequently delivered to the Special Committee in writing (the full text of which is attached hereto as Appendix “C”), to the effect that, as of January 18, 2024, and based upon and subject to Scotia Capital’s analyses, assumptions, limitations and qualifications set forth in the Scotia Capital Formal Valuation and Fairness Opinion, the Consideration to be received by the Company Shareholders (excluding Blackstone) pursuant to the Arrangement is fair, from a financial point of view, to the Company Shareholders (excluding Blackstone).

MI 61-101 regulates certain transactions that raise the potential for conflicts of interest. The protections afforded by MI 61-101 apply to, among other transactions, “business combinations” (as defined in MI 61-101) in which the interest of holders of equity securities may be terminated without their consent and where a “related party” (as defined in MI 61-101) (i) would, as a consequence of the transaction, directly or indirectly acquire the issuer or the business of the issuer, or combine with the issuer, through an amalgamation, arrangement or otherwise, whether alone or with joint actors, (ii) is a party to a “connected transaction” (as defined in MI 61-101) to the transaction, or (iii)(a) is entitled to receive a “collateral benefit” (as defined in MI 61-101) or (b) is entitled to receive a consideration per equity security that is not identical in amount and form to the entitlement of the general body of holders in Canada of securities of the same class. See “Certain Legal Matters – Securities Law Matters”.

Pursuant to MI 61-101, a formal valuation of the Common Shares is required since the Arrangement is a “business combination” within the meaning of MI 61-101, BREIT is a “related party” of the Company (as defined in MI 61-101), and BREIT and BREP X may be considered to be “joint actors” within the meaning of MI 61-101 in respect of the Arrangement. Consequently, the Special Committee retained Scotia Capital to provide it with a formal valuation of the Common Shares in accordance with the requirements of MI 61-101. See “Certain Legal Matters – Securities Law Matters”.

The Scotia Capital Formal Valuation and Fairness Opinion has been prepared in accordance with the disclosure standards for formal valuations and fairness opinions of the Canadian Investment Regulatory Organization (“CIRO”), but CIRO has not been involved in the preparation or review of the Scotia Capital Formal Valuation and Fairness Opinion.

The following summary of the Scotia Capital Formal Valuation and Fairness Opinion is qualified in its entirety by reference to the full text of the Scotia Capital Formal Valuation and Fairness Opinion attached to this Circular as Appendix “C”. The Scotia Capital Formal Valuation and Fairness Opinion is not a recommendation as to how any Shareholder should vote or act on any matter relating to the Arrangement. The full text of the Scotia Capital Formal Valuation and Fairness Opinion sets out the assumptions made, procedures followed, information reviewed, matters considered, and limitations and qualifications on the review undertaken in connection with the Scotia Capital Formal Valuation and Fairness Opinion. Company Shareholders are urged to read the Scotia Capital Formal Valuation and Fairness Opinion carefully and in its entirety.

Mandate and Professional Fees

Scotia Capital, an investment dealer and wholly-owned subsidiary of The Bank of Nova Scotia (“BNS”), was first contacted regarding a potential transaction on October 5, 2023, and was subsequently engaged by the Special Committee pursuant to an engagement letter dated October 10, 2023 (the “Scotia Capital Engagement Agreement”) to prepare, if requested, a formal valuation of the Common Shares in accordance with MI 61-101 and, if requested, to provide to the Special Committee an opinion as to the fairness, from a financial point of view, of the Consideration to be received by the Company Shareholders (excluding Blackstone) pursuant to the Arrangement. Following several meetings with the Special Committee to discuss the proposed terms of the Arrangement and related matters, Scotia Capital delivered the Scotia Capital Formal Valuation and Fairness Opinion orally to the Special Committee on January 18, 2024, and subsequently in writing, the full text of which is attached hereto as Appendix “C” (the “Scotia Capital Formal Valuation and Fairness Opinion”). The form and content of the Scotia Capital Formal Valuation and Fairness Opinion were approved for release by a committee of professionals of Scotia Capital, each of whom is experienced in merger, acquisition, divestiture, opinion, valuation, and capital markets matters.

The terms of the Scotia Capital Engagement Agreement provide that Scotia Capital would receive a fixed fee upon delivery of Scotia Capital’s preliminary valuation analysis of the Common Shares in an amount equal to $2,000,000 and a fixed fee upon delivery of the Scotia Capital Formal Valuation and Fairness Opinion in an amount equal to $1,400,000. The fee payable to Scotia Capital pursuant to the Scotia Capital Engagement Agreement is not contingent, in whole or in part, on whether the Arrangement is completed or upon the conclusions reached by Scotia Capital in the Scotia Capital Formal Valuation and Fairness Opinion, and is not financially material to Scotia Capital. In addition, the Scotia Capital Engagement Agreement requires the Company to reimburse Scotia Capital for any reasonable out-of-pocket expenses incurred in fulfilling its engagement and to indemnify Scotia Capital in certain circumstances in respect of any liabilities that might arise out of its engagement.

Credentials and Independence of Scotia Capital

Scotia Capital constitutes the global corporate and investment banking and capital markets business of BNS, one of North America’s premier financial institutions. In Canada, Scotia Capital is one of the country’s largest investment banking firms with operations in all facets of corporate and government finance, mergers and acquisitions, equity and fixed income sales and trading and investment research. Scotia Capital has participated in a significant number of transactions involving private and public companies and has extensive experience in preparing formal valuations and fairness opinions, including in connection with transactions that are subject to the formal valuation requirements of MI 61-101.

The Special Committee determined that Scotia Capital is qualified and competent to provide the services under the Scotia Capital Engagement Agreement. In addition, the Special Committee determined that Scotia Capital is independent within the meaning of MI 61-101 of all Interested Parties (as defined below) to the Arrangement and is an independent valuator (as defined in MI 61-101) as required by MI 61-101. The Special Committee was advised that neither Scotia Capital nor any of its affiliated entities (as such term is defined for the purposes of MI 61-101): (i) have been engaged to provide any financial advisory services, nor has Scotia Capital or any of its affiliated entities participated in any financing, involving the Company, Blackstone, or any other interested party (as defined in MI 61-101) or any of their respective associated entities or affiliated entities (collectively, the “Interested Parties”) within the past two years, other than pursuant to the Scotia Capital Engagement Agreement and as described in the following paragraph; (ii) is an insider, associate or affiliate (as those terms are defined in the Securities Act (Ontario)) of any Interested Party; (iii) is acting as financial advisor to an Interested Party in connection with the Arrangement (other than pursuant to the Scotia Capital Engagement Agreement); (iv) is a manager or co-manager of a soliciting dealer group formed in respect with the Arrangement; (v) is a member of a soliciting dealer group formed in respect with the Arrangement performing services beyond the customary soliciting dealer’s function or receiving more than the per security holder fees payable to other members of the dealer group; (vi) has a material financial incentive in respect of the conclusions reached in the Scotia Capital Formal Valuation and Fairness Opinion; or (vii) has a material financial interest in the completion of the Arrangement.

In the past two years, other than pursuant to the Scotia Capital Engagement Letter, Scotia Capital or its affiliated entities provided the following financial services to the following Interested Parties: (i) in 2023, Scotia Capital acted as a financial advisor to Blackstone in the acquisition of a portfolio of real estate assets unrelated to the Arrangement; (ii) in 2023, Scotia Capital acted as a financial advisor to Blackstone in the sale of a real estate asset unrelated to the Arrangement; (iii) in 2022, Scotia Capital acted as a financial advisor to Blackstone in the acquisition of a portfolio of real estate assets unrelated to the Arrangement; (iv) Scotia Capital has provided financing as a participant in a consortium, or acted as sole lender to Blackstone in connection with transactions unrelated to the Arrangement, and (v) Scotia Capital has provided debt financing as a participant in a consortium to the Company. The fees paid to Scotia Capital or its affiliated entities, as applicable, in connection with the foregoing advisory activities from Blackstone totalled approximately $1,800,000, and, other than pursuant to the Scotia Capital Engagement Agreement, there were no fees paid to Scotia Capital or its affiliated entities, as applicable, in connection with the foregoing advisory activities from the Company. The fees paid were customary and are not, in the aggregate, financially material to Scotia Capital and its affiliated entities. There are no understandings, agreements or commitments between Scotia Capital and the Interested Parties with respect to any future business dealings. Scotia Capital may in the future, in the ordinary course of its business, perform financial advisory or investment banking services for the Interested Parties. The information disclosed in this paragraph is based upon information provided by Scotia Capital.

In addition, BNS, of which Scotia Capital is a wholly-owned subsidiary, or one or more affiliates of BNS may provide banking or other financial services to one or more of the Interested Parties in the ordinary course of business. Scotia Capital acts as a trader and dealer, both as principal and agent, in the financial markets in Canada, the United States and elsewhere and, as such, it and BNS may have had and may have positions in the securities of the Interested Parties from time to time and may have executed or may execute transactions on behalf of such companies or clients for which it may have received or may receive compensation. As an investment dealer, Scotia Capital conducts research on securities and may, in the ordinary course of business, provide research reports and investment advice to its clients on investment matters, including with respect to the Interested Parties, or with respect to the Arrangement.

Prior Valuations

The Company’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) have represented to Scotia Capital on behalf of the Company (and not in their personal capacities), that to the best of their knowledge, there have been no prior valuations (as defined in the MI 61-101) of the Company, its securities or its material assets prepared within the past twenty-four (24) months.

Summary of the Scotia Capital Formal Valuation and Fairness Opinion

The following summary is qualified in its entirety by the full text of the Scotia Capital Formal Valuation and Fairness Opinion attached to this Circular as Appendix “C”.

In preparing the Scotia Capital Formal Valuation and Fairness Opinion, Scotia Capital reviewed, considered and relied upon (without attempting to verify independently the completeness or accuracy of), among other things, the following:

•	the terms of the proposed Arrangement reflected in a draft of the Arrangement Agreement, dated January 18, 2024;

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certain publicly available information concerning the Company, including its audited annual financial statements, annual management’s discussion and analysis and annual information forms for each of the years ended December 31, 2022, 2021 and 2020;

•	quarterly financial statements and related management’s discussion and analysis of the Company for the nine-month and three-month period ended September 30, 2023;

•	notice of meeting and management information circular for an annual general meeting of shareholders of the Company, dated May 9, 2023;

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forward-looking projections provided by the Company as approved by the Special Committee for Scotia Capital’s use in connection with its financial analyses, a summary of the material portions of which (and the relevant underlying assumptions deemed material by the Company) is included in the Circular (the “Company Forecasts”);

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discussions with Company management and the Special Committee with respect to various risks and opportunities, long-term prospects and other issues and matters considered relevant and appropriate by Scotia Capital for purposes of preparing the Scotia Capital Formal Valuation and Fairness Opinion;

•	discussions with representatives of Osler, Hoskin & Harcourt LLP, legal counsel to the Special Committee;

•	in-person property tours of key markets and select assets;

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publicly available information relating to the business, operations, financial condition, and trading history of the Company, as well as other selected public companies that Scotia Capital considered relevant and appropriate for purposes of preparing the Scotia Capital Formal Valuation and Fairness Opinion;

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selected reports published by equity research analysts and industry sources that Scotia Capital considered relevant and appropriate for purposes of preparing the Scotia Capital Formal Valuation and Fairness Opinion;

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public information with respect to select precedent transactions that Scotia Capital considered relevant and appropriate for purposes of preparing the Scotia Capital Formal Valuation and Fairness Opinion;

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other financial studies, analyses, investigations and such other factors as Scotia Capital deemed relevant and appropriate for purposes of preparing the Scotia Capital Formal Valuation and Fairness Opinion;

•	trading statistics of the Company and other public companies that Scotia Capital deemed relevant and appropriate for purposes of preparing the Scotia Capital Formal Valuation and Fairness Opinion; and

•	representations contained in a certificate dated January 18, 2024 obtained by Scotia Capital from the Company’s CEO and CFO on behalf of the Company (and not in their personal capacities).

Scotia Capital has not, to the best of its knowledge, been denied access by the Company to any information requested by Scotia Capital.

Assumptions and Limitations

With the Special Committee’s approval and as provided in the Scotia Capital Engagement Agreement, Scotia Capital has relied upon the completeness, accuracy and fair presentation of all of the financial and other information, data, advice, documents, opinions, appraisals, valuations and representations obtained by it from public sources, or that was provided to Scotia Capital by the Company, and its associates and affiliates and advisors (collectively, the “Information”). The Scotia Capital Formal Valuation and Fairness Opinion are conditional upon the completeness, accuracy and fair presentation of the Information. Subject to the exercise of Scotia Capital’s professional judgment, Scotia Capital has not attempted to verify independently the completeness, accuracy or fair presentation of any of the Information.

Scotia Capital is not a legal, regulatory, accounting or tax expert and has relied on the assessments made by the Company and its other professional advisors with respect to such matters. Scotia Capital has assumed the accuracy and fair presentation of, and relied upon the Company’s audited financial statements and the reports of the auditors thereon. Scotia Capital has assumed that, to the extent the Information included forecasts, projections, estimates, budgets and other future-oriented financial information, they were reasonably prepared on bases reflecting the best currently available estimates and judgments of management of the Company as to the matters covered thereby.

The Company’s CEO and CFO represented to Scotia Capital on behalf of the Company (and not in their personal capacities) in a certificate delivered as at January 18, 2024, among other things, that (a) the Company has no information or knowledge of any facts public or otherwise not specifically provided to Scotia Capital relating to the Company or any of its subsidiaries which would reasonably be expected to affect the Scotia Capital Formal Valuation and Fairness Opinion in any material respect; (b) with the exception of budgets, forecasts, projections or estimates referred to in (d), below, the Information supplied or otherwise made available to Scotia Capital orally by or on behalf of, or in the presence of, an officer of the Company, or in writing by or on behalf of the Company or any of its subsidiaries, in connection with the Scotia Capital Formal Valuation and Fairness Opinion is or, in the case of historical Information, was, at the date of preparation, true and accurate in all material respects, and no additional material, data or information would be required to make the Information not misleading in light of the circumstances in which it was prepared; (c) to the extent that any of the Information identified in (b), above, is historical, there have been no changes in material facts or new material facts since the date of such Information which have not been disclosed to Scotia Capital or updated by more current Information or data disclosed; and (d) any portions of the Information provided to Scotia Capital which constitute budgets, forecasts, projections or estimates were prepared using the assumptions identified therein, which, in the reasonable opinion of management of the Company, are (or were at the time of preparation and continue to be) reasonable in the circumstances and are not, in the reasonable belief of management of the Company, misleading in any material respect.

In preparing the Scotia Capital Formal Valuation and Fairness Opinion, Scotia Capital has made several assumptions, including that the final executed version of the Arrangement Agreement would be identical in all material respects to the most recent draft thereof reviewed by Scotia Capital, that the Arrangement will be consummated substantially in accordance with the terms set forth in the Arrangement Agreement without any waiver or amendment of any material terms or conditions. In addition, Scotia Capital has assumed that the conditions precedent to the completion of the Arrangement can be satisfied in due course, all required consents, permissions, exemptions or orders of relevant third parties or regulatory authorities will be obtained without materially adverse condition or qualification, and the procedures being followed to implement the Arrangement will comply with all applicable laws.

The Scotia Capital Formal Valuation and Fairness Opinion are rendered on the basis of the securities markets and economic, financial and general business conditions prevailing as at the date hereof and the conditions and prospects, financial and otherwise, of the Company and its subsidiaries and affiliates, as they were reflected in the Information and as they have been represented to Scotia Capital in discussions with management of the Company and its representatives. In its financial analyses and in preparing the Scotia Capital Formal Valuation and Fairness Opinion, Scotia Capital made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Scotia Capital or any party involved in the Arrangement.

The Scotia Capital Formal Valuation and Fairness Opinion has been provided for the use and benefit of the Special Committee and the Company Board in connection with, and for the purpose of, the Special Committee’s consideration of the Arrangement. The Scotia Capital Formal Valuation and Fairness Opinion are not intended to be, and do not constitute, a recommendation to the Special Committee or the Company Board as to whether they should approve the Arrangement Agreement or recommend the Arrangement Resolution for approval by any Shareholder, or as to how any Shareholder should vote or act with respect to the Arrangement or any Common Shares. The Scotia Capital Formal Valuation and Fairness Opinion does not address the relative merits of the Arrangement as compared to other transactions or business strategies that might be available to the Company or the Company’s underlying business decision to effect the Arrangement.

Scotia Capital has based the Scotia Capital Formal Valuation and Fairness Opinion upon a variety of factors. Scotia Capital believes that its analyses must be considered as a whole and that selecting portions of its analyses and specific factors, without considering all factors and analyses together, could create a misleading view of the considerations underlying the Scotia Capital Formal Valuation and Fairness Opinion. The preparation of formal valuations and opinions are complex processes and are not necessarily susceptible to partial analyses or summary description. Any attempt to do so could lead to undue emphasis on any particular factor or analysis.

The following is a summary of the material financial analyses performed by Scotia Capital in connection with the Scotia Capital Formal Valuation and Fairness Opinion. The financial analyses summarized below include information presented in tabular format. In order to fully understand the financial analyses used by Scotia Capital, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. This summary is qualified in its entirety by reference to the full text of the Scotia Capital Formal Valuation and Fairness Opinion attached to this Circular as Appendix “C”. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before January 18, 2024, and is not necessarily indicative of current market conditions.

Definitions and Approach to Fair Market Value

The valuation is based upon techniques and assumptions that Scotia Capital considered appropriate in the circumstances for the purpose of arriving at an opinion as to the range of fair market values of the Common Shares. Scotia Capital approached the valuation in accordance with MI 61-101, which, in the case of a “business combination” such as the Arrangement, requires the valuator to make a determination as to the “fair market value” of the affected securities (i.e., the Common Shares). MI 61-101 defines “fair market value” as the monetary consideration that, in an open and unrestricted market, a prudent and informed buyer would pay to a prudent and informed seller, each acting at arm’s length with the other and under no compulsion to act. In accordance with MI 61-101, Scotia Capital made no downward adjustment to the fair market value of the Common Shares to reflect the liquidity of the Common Shares, the effect of the Arrangement, or whether or not the Common Shares held by Company Shareholders (excluding Blackstone) form part of a controlling interest.

In arriving at its opinion as to the fair market value (as defined in MI 61-101) of the Common Shares, Scotia Capital did not attribute any particular quantitative weighting to the individual valuation methodologies, but rather made qualitative judgments based upon its experience in rendering such opinions and on prevailing circumstances as to the significance and relevance of each valuation methodology. Fair market value of the Common Shares was analyzed on a going concern basis, as Tricon is expected to continue as a going concern, and expressed as an amount per Common Share.

Valuation Methodologies

In particular, the selection of comparable companies and comparable transactions is subjective and requires the exercise of professional judgment, informed by the independent valuator’s experience and expertise. In the context of the Scotia Capital Formal Valuation and Fairness Opinion, Scotia Capital prepared a discounted cash flow (referred to in this section as “DCF”) analysis and direct capitalization (referred to in this section as “Direct Capitalization”) analysis to value the single family rental portfolio (referred to in this section as “SFR Portfolio”) as part of the net asset value analysis approach (referred to in this section as “NAV Analysis”). Additionally, Scotia Capital also reviewed and considered the premiums / discounts to unaffected share price and consensus NAV from selected precedent transactions (referred to in this section as “Precedent Transaction Analysis”). Furthermore, Scotia Capital reviewed and considered forward trading multiples of funds from operations (referred to in this section as “FFO”) and premiums / discounts to consensus NAV involving selected publicly listed companies (referred to in this section as “Comparable Trading Analysis”). Lastly, as discussed below, Scotia Capital reviewed and considered valuation reference points informed by 52-week historical trading range and equity research analysts’ price targets, but did not rely on these analyses to arrive at its conclusion regarding the fair market value of the Common Shares. The following is a summary of the range of fair market values of the Common Shares resulting from the NAV Analysis, Precedent Transaction Analysis and the Comparable Trading Analysis.

Application of Valuation Methodologies to the Common Shares

NAV Analysis and Approach

The NAV approach ascribes a separate value for each asset and liability category, utilizing the methodology appropriate in each case. The sum of total assets less total liabilities equals NAV.

Scotia Capital has considered a variety of valuation techniques and, in its professional judgement, believes the NAV approach is the most appropriate methodology for estimating the “en bloc” value of the Common Shares.

For the purposes of determining the Company’s overall NAV, Scotia Capital separated the NAV into the following components:

•	SFR Portfolio;

•	Adjacent Residential Businesses;

•	Strategic Capital Business;

•	Debt;

•	Present Value of Deferred Taxes Liability;

•	Capitalized Value of Corporate Overhead; and

•	Corporate Net Other Assets / Liabilities.

SFR Portfolio

To value the SFR Portfolio, Scotia Capital utilized a DCF approach and a Direct Capitalization approach.

DCF Approach

Scotia Capital’s DCF analysis involved deriving a value range by discounting the projected unlevered free cash flows from the Company Forecasts (referred to in this section as “UFCF”) to a present value, using an appropriate weighted average cost of capital (referred to in this section as “WACC”) range of 9.0% – 10.0% as the discount rate. The WACC was calculated based on the Company’s cost of debt and cost of equity, weighted based upon an assumed optimal capital structure for Tricon. Tricon’s assumed optimal capital structure was determined based upon a review of the capital structures of comparable companies in the SFR sector, and the risks inherent in Tricon’s business and the real estate industry. The cost of debt was based on guidance from Company management to Scotia Capital. The Capital Asset Pricing Model (referred to in this section as “CAPM”) calculates the cost of equity based on the risk-free rate of return (referred to in this section as the “Risk Free Rate”), the volatility of equity prices relative to a benchmark (referred to in this section as “Beta”), and the equity risk premium (referred to in this section as “Equity Risk Premium”). Scotia Capital selected a range of unlevered Betas based on comparable companies that have risks similar to Tricon in the SFR sector. The selected unlevered Beta was levered using the assumed optimal capital structure and used to calculate the cost of equity.

The following is a summary of the assumptions and calculations used to estimate WACC for Tricon:

	Low	High

Cost of Equity

Levered Beta	0.73	1.08

Selected Equity Risk Premium(1)	6.0%

Risk Free Rate(2)	4.4%

Cost of Equity (excl. Size Premium)	8.8%	10.9%

Add: Size Premium(3)	1.0%

Cost of Equity	9.9%	11.9%

Cost of Debt	6.0%

WACC Calculation

Cost of Equity	9.9%	11.9%

Equity / Total Capitalization	75.0%	65.0%

Cost of Debt	6.0%

Debt / Total Capitalization	25.0%	35.0%

WACC	8.9%	9.9%

Selected WACC Range	9.0% - 10.0%

Notes:

(1)	Midpoint of selected Equity Risk Premium range of 5% – 7% based on review of estimates from Kroll, Damodaran and other sources considered relevant.
(2)	20-year U.S. Treasury benchmark yield as of January 17, 2024.
(3)	Based on Kroll’s Cost of Capital guide.

As part of the DCF analysis, Scotia Capital also capitalized subsequent projected results at the end of the cash flow period from the Company Forecasts utilizing a terminal year net operating income (referred to in this section as “NOI”) value and applying a terminal capitalization rate ranging from 5.25% to 5.75% and discounted to a present value using the WACC. Scotia Capital’s DCF analysis was performed based on Company Forecasts, which are presented on a proportionate ownership basis.

The value of the SFR Portfolio using the DCF approach ranged from $5,797 million to $6,519 million.

Direct Capitalization Approach

Scotia Capital utilized a Direct Capitalization approach to value the SFR Portfolio. The nominal capitalization rate range of 5.25% to 5.75% was selected based on, among other factors, review of comparable transactions and public companies, capitalization rates based on Tricon’s historical acquisitions, independent market sources, Company management guidance and Scotia Capital’s knowledge of the current real estate market.

As part of the Direct Capitalization approach, Scotia Capital utilized the Company’s stabilized NOI estimate of $334 million. The figure is based on in-place rents, stabilized occupancy, a stabilized margin as well as a normalized ancillary revenue profile for the SFR Portfolio. Scotia Capital applied a one-year growth factor to arrive at a forward twelve-month estimate.

The value of the SFR Portfolio using the Direct Capitalization approach ranged from $5,806 million to $6,359 million.

Adjacent Residential Businesses

In addition to the SFR Portfolio value, Scotia Capital has assigned values to Tricon’s Adjacent Residential Businesses – Canadian development properties, Canadian multi-family rental properties and investments in U.S. residential properties. Scotia Capital ascribed a value of $689 million based on their proportionate carrying value as per the Company’s financial statements, which are supported by third-party appraisals.

Strategic Capital Business

The Company earns fees from managing third-party capital co-invested in its real estate assets. Activities of the aforementioned include providing asset management, property management and development management services.

Scotia Capital valued the Strategic Capital Business by applying a percentage factor to the Company’s third-party AUM. In selecting an appropriate Enterprise Value (referred to in this section as “EV”) / AUM percentage to apply to the Company’s third-party AUM, Scotia Capital reviewed EV / AUM percentages of North American asset manager precedent transactions.

The value of the Strategic Capital Business using a 3% to 5% EV / AUM percentage based on the Company’s third-party AUM of $8,125 million as per the Company’s quarterly financial statements and related management’s discussion and analysis of the Company for the nine-month and three-month period ended September 30, 2023, ranged from $244 million to $406 million.

Debt

The Company’s total debt was included in Scotia Capital’s assessment based upon the outstanding principal amount and a mark-to-market adjustment. As per the Company’s financial statements, Tricon has total outstanding debt of $3,103 million with a weighted average interest rate of 4.5%. Based on prevailing U.S. Treasury yields and real estate lending spreads, the total fixed-rate debt recorded under IFRS in the Company’s financial statements is higher than fair market value. Scotia Capital reviewed and utilized the Company’s mark-to-market adjustment associated with the Company’s fixed-rate debt. This adjustment resulted in a reduction of $110 million to the total outstanding debt, resulting in an indicative value of $2,993 million for the Company’s total debt.

Deferred Income Taxes Liability

Scotia Capital utilized the December 31, 2028 net deferred income tax liability as per Company Forecasts to calculate a present value range of $286 million to $413 million. The calculation was based on a WACC range of 9.0% to 10.0% and a factor range applied to the December 31, 2028 net deferred income tax liability balance.

Capitalized Value of Corporate Overhead

Scotia Capital utilized normalized total corporate overhead General & Administrative (referred to in this section as “G&A”) expenses of $28 million, which reflect public company cost savings of $7 million, based on guidance from Company management to Scotia Capital. For the purposes of the NAV calculation, a multiple range of 6.0x to 7.0x was applied to capitalize the corporate overhead G&A expenses, which resulted in a range of $167 million to $195 million.

Corporate Net Other Assets / Liabilities

For the purposes of the NAV calculation, the Company’s Net Other Assets / Liabilities, including net working capital, were valued at their carrying value as per the Company’s financial statements.

NAV Summary

The following table summarizes Scotia Capital’s NAV Analysis of the Company, applying the DCF approach and Direct Capitalization Approach to the SFR Portfolio:

	DCF Approach		Direct Capitalization Approach

(US$ millions)	Low	High	Low	High

SFR Portfolio(1)	$5,797	$6,519	$5,806	$6,359

Adjacent Residential Businesses	$689	$689	$689	$689

Strategic Capital Business	$244	$406	$244	$406

Debt	($2,993)	($2,993)	($2,993)	($2,993)

Present Value of Deferred Taxes Liability(2)	($413)	($286)	($413)	($286)

Capitalized Value of Corporate Overhead	($167)	($195)	($167)	($195)

Corporate Net Other Assets / (Liabilities)(3)	($100)	($104)	($100)	($103)

Net Asset Value	$3,056	$4,036	$3,066	$3,877

Fully Diluted Shares Outstanding	311	312	311	312

Net Asset Value per Share	$9.82	$12.94	$9.85	$12.44

Notes:

(1)	Includes pro-rata gross proceeds from the sale of an interest in a portfolio of SFR expected to close in 2024 under the DCF approach; Company Forecasts reflect proportionate ownership.
(2)	Includes present value range of taxes payable of $25 million to $28 million based on estimated taxes payable per Company Forecasts and WACC range of 9.0% to 10.0%.
(3)	Includes cash settlement of performance share units based on implied Net Asset Value per Common Share.

Based on the foregoing, by subtracting the sum of the Company’s total liabilities from the sum of its total assets, Scotia Capital determined a range of $9.82 per Common Share to $12.94 per Common Share using the DCF Approach for the SFR Portfolio, and a range of $9.85 per Common Share to $12.44 per Common Share using the Direct Capitalization Approach for the SFR Portfolio.

NAV Sensitivity Analysis

In completing the NAV analysis, Scotia Capital performed a variety of sensitivities. With respect to the DCF approach, terminal capitalization rate and WACC were sensitized. For the Direct Capitalization approach, stabilized NOI and direct capitalization rate were sensitized. A summary of the results are as follows:

(US$ per Share)		Impact on NAV per Share

Variable	Sensitivity	Negative	Positive

DCF Approach

Terminal Capitalization Rate	+/- 0.125%	($0.37)	$0.38

WACC	+/- 0.50%	($0.37)	$0.37

Direct Capitalization Approach

Stabilized NOI	+/- 2.50%	($0.48)	$0.48

Direct Capitalization Rate	+/- 0.125%	($0.43)	$0.45

Precedent Transaction Analysis

Scotia Capital reviewed and considered public market all-cash M&A precedent transactions in the North American real estate sector that exhibited certain characteristics considered, in Scotia Capital’s professional judgement, to be comparable to the Company. The following table illustrates the premiums / discounts to unaffected share price and consensus NAV at which selected transactions have been completed involving U.S. SFR, U.S. multi-family and TSX-listed public real estate entities in North America since 2015, based on information in public filings, press releases and investor relations documents:

(US$ billions)				Premium Paid (%)

Date Announced	Target	Acquiror	Enterprise Value	Unaffected(1) Price	Consensus(2) NAV

U.S. SFR

Oct-2020	Front Yard Residential	Pretium & Ares	$2.4	63%	22%

Feb-2017	Silver Bay Realty Trust Corp	Tricon Capital Group	$1.4	19%	(11%)

Mean				41%	6%

U.S. Multi-Family

Feb-2022	Preferred Apartment Communities	Blackstone	$5.8	39%	26%

Dec-2021	Bluerock Residential	Blackstone	$3.6	57%	48%

Jul-2017	Monogram Residential Trust	Greystar Growth and Income Fund	$3.4	22%	3%

(US$ billions)				Premium Paid (%)

Date Announced	Target	Acquiror	Enterprise Value	Unaffected(1) Price	Consensus(2) NAV

Jun-2015	Home Properties	Lone Star Global Acquisitions	$7.6	9%	6%

Apr-2015	Associated Estates Realty	Brookfield Asset Management	$2.5	65%	24%

Mean				39%	21%

TSX-Listed

Nov-2022	Summit Industrial Income REIT	GIC / Dream Industrial REIT	C$5.9	31%	20%

Oct-2021	Cominar REIT	Canderel-led Consortium	C$5.7	13%	(8%)

Aug-2021	WPT Industrial REIT	Blackstone REIT (BREIT)	$3.1	17%	32%

Feb-2020	Northview Apartment REIT	Starlight / KingSett	C$4.9	12%	25%

Sep-2019	Dream Global REIT	Blackstone	C$6.2	18%	2%

Jun-2019	Pure Multi-Family REIT	Cortland Partners	$1.2	15%	5%

Nov-2018	Agellan Commercial REIT	Elad Genesis (El-Ad)	C$0.7	5%	4%

Jan-2018	Pure Industrial Real Estate Trust	Blackstone Property Partners	C$3.8	21%	27%

Jan-2017	Milestone Apartments REIT	Starwood Capital Group	$2.9	9%	5%

May-2016	InnVest REIT	Bluesky Hotels and Resorts	C$2.1	33%	35%

Sep-2015	Amica Mature Lifestyles	BayBridge Seniors Housing	C$1.0	113%	90%

Jun-2015	Regal Lifestyle Communities	HealthCare REIT / Revera	C$0.8	27%	29%

Mean				26%	22%

Mean (Excluding Amica)				18%	16%

Notes:

(1)	Based on unaffected share price of target the date prior to being affected by M&A related news, inclusive of activism campaigns and publicly-disclosed unsolicited offers.
(2)	Per consensus analyst estimates.

In selecting the appropriate premiums / discounts to the unaffected share price and consensus NAV to apply to the Company, Scotia Capital considered the characteristics of the targets involved in the transactions above including, among other considerations, type, location, and quality of their assets. Based on the foregoing, Scotia Capital selected the ranges outlined below. As of January 17, 2024, the consensus NAV, based on the average of the NAV published by research analysts, per Common Share was $11.71 and the Common Share price was $8.72.

	Selected Premiums		Implied Value per Share

	Low	High	Low	High

Premium / (Discount) to Unaffected Price	10.0%	30.0%	$9.59	$11.34

Premium / (Discount) to Consensus NAV	(10.0%)	20.0%	$10.54	$14.05

Comparable Trading Analysis

In applying this valuation methodology to the Company, Scotia Capital identified and reviewed publicly traded companies that exhibited certain characteristics considered, in Scotia Capital’s professional judgement, to be comparable to the Company. The following table illustrates the premiums / discounts to consensus NAV and forward trading FFO multiples for U.S. SFR and multi-family peers based on their Sun Belt region exposure based on information in public filings, press release and investor relations documents:

(US$ billions)

Comparable Company	Market Capitalization(1)	Price / 2024E FFO(2)	Premium / (Discount) to NAV(2)

U.S. SFR

Invitation Homes	$20.4	17.7x	(15.7%)

AMH	$14.6	20.1x	(9.2%)

U.S. Multi-Family

Camden Property Trust	$10.7	14.2x	(21.4%)

Mid-America Apartment Communities	$15.9	14.5x	(15.3%)

UDR, Inc.	$13.4	15.0x	(13.0%)

Independence Realty Trust Inc.	$3.4	12.9x	(2.4%)

Overall Minimum		12.9x	(21.4%)

Overall Maximum		20.1x	(2.4%)

Notes:

(1)	Closing share prices as of January 17, 2024.
(2)	Per consensus analyst estimates.

In selecting the appropriate premiums / discounts to consensus NAV and forward trading multiples of FFO to apply to the Company, Scotia Capital considered, among other factors, operating characteristics, growth profile, size, type and location of assets, and exposure to the Sun Belt region. Based on the foregoing, Scotia Capital selected the ranges outlined below. As of the date herein, the consensus NAV per Common Share was $11.71 and consensus 2024E FFO per Common Share was $0.60.

	Selected Range		Implied Value per Share

	Low	High	Low	High

Price to Consensus FFO Multiple	12.9x	20.1x	$7.79	$12.11

Premium / (Discount) to Consensus NAV	(21.4%)	(2.4%)	$9.20	$11.43

Valuation Reference Points

Scotia Capital also reviewed and took into consideration the following valuation reference points but did not rely on this analysis to arrive at its conclusion regarding the fair market value of the Common Shares.

Historical Trading Analysis

Scotia Capital reviewed historical trading prices of the Common Shares on the NYSE for the twelve months ended January 17, 2024. Over this twelve-month period, the Common Shares traded in a band achieving a twelve-month low of $6.53 and a twelve-month high of $9.56 per Common Share. As of January 17, 2024, the trading price and 20-day volume-weighted average trading price (referred to in this section as “VWAP”) of the Common Shares on the NYSE were $8.72 and $9.02 per Common Share, respectively.

Research Analyst Target Prices

Scotia Capital reviewed public market trading price targets for the Common Shares. Equity research analyst price targets reflect an analyst’s estimate of the one-year public market trading price of the Common Shares at the time the price target is established. As of January 17, 2024, the low and high of the latest publicly available one-year price targets of equity research analysts were $7.97 to $11.00 per Common Share, respectively.

Benefits to Blackstone of Acquiring the Shares Held by Company Shareholders

Based on discussions with Company management, Scotia Capital reviewed and considered whether any distinctive material value would accrue to Blackstone as a result of the Arrangement. Based on these discussions, Scotia Capital concluded that there would be synergies associated with a normalized corporate overhead profile of $28 million, reflective of public company cost savings, valued at 6.0x – 7.0x. No other synergies were captured in Scotia Capital’s analysis.

Formal Valuation Summary

The following is a summary of the range of fair market values of the Common Shares resulting from the NAV Analysis, Precedent Transaction Analysis and Comparable Trading Analysis:

(US$ per Share)	Low	High

NAV Analysis - DCF Approach	$9.82	$12.94

NAV Analysis - Direct Capitalization Approach	$9.85	$12.44

Precedent Transactions Analysis - Premium / (Discount) to Consensus NAV	$10.54	$14.05

Precedent Transaction Analysis - Premium / (Discount) to Unaffected Trading Price	$9.59	$11.34

Comparable Trading Analysis - Premium / (Discount) to Consensus NAV	$9.20	$11.43

Comparable Trading Analysis - FFO Multiple	$7.79	$12.11

In arriving at its opinion as to the fair market value of the Common Shares, Scotia Capital did not attribute any particular quantitative weighting to the individual valuation methodologies, but rather made qualitative judgments based upon its experience in rendering such opinions and on prevailing circumstances as to the significance and relevance of each valuation methodology.

Valuation Conclusion

Based upon and subject to the analyses, assumptions, and limitations set out in the Scotia Capital Formal Valuation and Fairness Opinion, Scotia Capital is of the opinion that, as of January 18, 2024, the fair market value of the Common Shares is in the range of $9.80 to $12.90 per Common Share.

Fairness Opinion Conclusion

In considering the fairness, from a financial point of view, of the Consideration to be received by the Company Shareholders (other than Blackstone) pursuant to the Arrangement, Scotia Capital observes the following:

(a)	The Consideration offered pursuant to the Arrangement is within the range of fair market values as determined in the valuation;

(b)	The Consideration offered implies a 29.0% and 42.1% premium to the closing price and 90-day VWAP on the NYSE as of January 17, 2024, respectively; and

(c)	The Arrangement provides the Company Shareholders (other than Blackstone) full liquidity and certainty of value.

Based upon and subject to the foregoing, Scotia Capital is of the opinion that, as of January 18, 2024, the Consideration to be received by the Company Shareholders (other than Blackstone) pursuant to the Arrangement is fair, from a financial point of view, to the Company Shareholders (other than Blackstone).

General

Scotia Capital conducted the analyses described above (excluding the Historical Trading Analysis and the Research Analyst Target Prices) as part of its analysis of the fairness of the Consideration to be received pursuant to the Arrangement by the Company Shareholders (excluding Blackstone) and in connection with the delivery of the Scotia Capital Formal Valuation and Fairness Opinion to the Special Committee. These analyses do not purport to be appraisals.

No company utilized in the comparable company trading multiples analysis is identical to the Company. In evaluating the comparable companies, Scotia Capital made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of the Company, such as the impact of competition on the business of the Company and the industry generally, industry growth and the absence of any adverse material change in the financial condition and prospects of the Company or the industry or in the financial markets in general. Mathematical analysis (such as determining the mean or median) is not in itself a meaningful method of using comparable company data.

No company or transaction utilized in the precedent transactions analysis is identical to the Company or the transaction. In evaluating the precedent transactions, Scotia Capital made judgments and assumptions with regard to industry performance, general business, market and financial conditions and other matters, which are beyond the control of the Company, such as the impact of competition on the business of the Company or the industry generally, industry growth and the absence of any adverse material change in the financial condition of the Company or the industry or in the financial markets in general, which could affect the public trading value of the companies and the aggregate value and equity value of the transactions to which they are being compared. Scotia Capital considered a number of factors in analyzing the Consideration to be received pursuant to the Arrangement by the Company Shareholders (excluding Blackstone). The fact that points in the range of implied present value per Common Share of the Company derived from the valuation of precedent transactions were less than or greater than the Consideration is not necessarily dispositive in connection with Scotia Capital’s analysis of the Consideration, but one of many factors considered.

Except as described above, the Special Committee imposed no other instruction on Scotia Capital with respect to the investigations made or the procedures followed by Scotia Capital in rendering its Scotia Capital Formal Valuation and Fairness Opinion. The terms and conditions of the Arrangement Agreement and the related terms and conditions of the transaction were determined through negotiations between the Company and the Purchaser. Scotia Capital did not recommend any specific consideration to the Special Committee or recommend that any specific consideration constituted the only appropriate consideration in the Arrangement. The Scotia Capital Formal Valuation and Fairness Opinion was only one of many factors considered by the Special Committee in its evaluation of the Arrangement and should not be viewed as determinative of the views of the Special Committee with respect to the Arrangement or the Consideration.

The Scotia Capital Formal Valuation and Fairness Opinion were provided for the use and benefit of the Special Committee and the Company Board in connection with, and for the purpose of, its consideration of the Arrangement. The Scotia Capital Formal Valuation and Fairness Opinion were not intended to be, and do not constitute, a recommendation to any Company Shareholder of the Company as to how such Company Shareholder should vote or act with respect to the Arrangement or any Common Shares.

The Scotia Capital Formal Valuation and Fairness Opinion were given as of the date thereof and, except as required by MI 61-101, Scotia Capital has expressly disclaimed any undertaking or obligation to advise any person of any change in any fact or matter affecting the Scotia Capital Formal Valuation and Fairness Opinion which may come or be brought to Scotia Capital’s attention after the date thereof. Without limiting the foregoing, in the event that there is any material change in any fact or matter after the date thereof affecting the Scotia Capital Formal Valuation and Fairness Opinion, Scotia Capital reserves the right to, but has no obligation to, change, modify, amend, supplement or withdraw the Scotia Capital Formal Valuation and Fairness Opinion. Scotia Capital expresses no opinion herein concerning the future trading prices of the Common Shares and makes no recommendations to any Company Shareholders with respect to the Arrangement.

Other Presentations by Scotia Capital

A preliminary version of Scotia Capital’s valuation analyses was shared with the Special Committee on January 12, 2024 (referred to in this section as the “January 12, 2024 Presentation”) and is filed as an exhibit to the Schedule 13E-3. The January 12, 2024 Presentation consisted of various summary data and analyses that Scotia Capital utilized in formulating its preliminary perspective on the valuation of the Common Shares. The January 12, 2024 Presentation did not make any recommendations or constitute an opinion of Scotia Capital in any respect. The financial analyses in the January 12, 2024 Presentation were substantially similar to those in the final presentation of Scotia Capital’s valuations shared with the Special Committee on January 18, 2024 (referred to in this section as the “January 18, 2024 Presentation”), which is filed as an exhibit to the Schedule 13E-3, and in the Scotia Capital Formal Valuation and Fairness Opinion, subject to refinement and update. The January 12, 2024 Presentation did not present Scotia Capital’s opinion as to the value of the Common Shares and, as summarized above, the January 18, 2024 Presentation and the Scotia Capital Formal Valuation and Fairness Opinion presented a value of the Common Shares that ranged from $9.80 to $12.90. In addition, the procedures followed by Scotia Capital in preparing the analyses in the January 12, 2024 Presentation was substantially similar to the procedures used by Scotia Capital to prepare the updated analysis in the January 18, 2024 Presentation and in the Scotia Capital Formal Valuation and Fairness Opinion.

The foregoing summary does not purport to be a complete description of the January 12, 2024 Presentation or of the preliminary financial analyses performed by Scotia Capital. The January 12, 2024 Presentation does not form the basis of an opinion of Scotia Capital with respect to the consideration payable under the Arrangement Agreement, and the preliminary illustrative financial analyses therein were based on economic, monetary, market and other conditions as in effect on, and the information made available to Scotia Capital as of, the date of such presentation.

Morgan Stanley Fairness Opinion

In deciding to approve the Arrangement, the Company Board considered, among other things, the Morgan Stanley Fairness Opinion. The Company initially contacted Morgan Stanley regarding a potential advisory assignment in October 2023. Morgan Stanley was formally engaged through an engagement letter executed on January 13, 2024 and effective October 4, 2023 between the Company and Morgan Stanley to provide financial advice and assistance to the Company Board in evaluating the Arrangement, including the preparation and delivery to the Company Board of a fairness opinion in connection therewith. The Company Board selected Morgan Stanley to act as financial advisor to the Company Board based on Morgan Stanley’s qualifications, expertise and reputation, its knowledge and involvement in recent transactions in the real estate sector as well as its knowledge of the business and affairs of the Company. On January 18, 2024, at a meeting of the Company Board, Morgan Stanley rendered its oral opinion, which was subsequently confirmed in writing, to the Company Board to the effect that, as of that date, and based upon and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of review undertaken by Morgan Stanley as set forth in Morgan Stanley’s written opinion, the Consideration to be received by the Company Shareholders pursuant to the Arrangement Agreement (excluding Blackstone) was fair, from a financial point of view, to the Company Shareholders (excluding Blackstone).

The full text of the Morgan Stanley Fairness Opinion is attached hereto as Appendix “D”. The Morgan Stanley Fairness Opinion sets forth, among other things, the assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of the review undertaken by Morgan Stanley in rendering the Morgan Stanley Fairness Opinion. Company Shareholders are urged to, and should, read the Morgan Stanley Fairness Opinion carefully and in its entirety. The Morgan Stanley Fairness Opinion is directed to the Company Board and addresses, as of the date of the Morgan Stanley Fairness Opinion, only the fairness, from a financial point of view, to the Company Shareholders (excluding Blackstone) of the Consideration to be received by such Company Shareholders pursuant to the Arrangement Agreement. The Morgan Stanley Fairness Opinion did not address any other aspect of the transaction contemplated by the Arrangement Agreement and does not constitute a recommendation to Company Shareholders as to how to vote at the Shareholder Meeting. The summary of the Morgan Stanley Fairness Opinion set forth in this Circular is qualified in its entirety by reference to the full text of the Morgan Stanley Fairness Opinion. Morgan Stanley was not requested to opine as to, and the Morgan Stanley Fairness Opinion did not in any manner address the relative merits of, the transactions contemplated by the Arrangement Agreement as compared to any other alternative business transaction, or other alternatives, or whether or not such alternatives could be achieved or are available, nor did it address the underlying business decision of the Company to enter into the Arrangement Agreement or proceed with any other transaction contemplated by the Arrangement Agreement.

For purposes of rendering the Morgan Stanley Fairness Opinion, Morgan Stanley, among other things:

•	reviewed certain publicly available financial statements and other business and financial information of the Company;

•	reviewed certain internal financial statements and other financial and operating data concerning the Company;

•	reviewed certain financial projections prepared by the management of the Company;

•	reviewed information relating to certain strategic, financial and operational benefits anticipated from the Arrangement, prepared by the management of the Company;

•	discussed the past and current operations and financial condition and the prospects of the Company with senior executives of the Company;

•	discussed the past and current operations and financial condition and the prospects of Purchaser with senior executives of the Purchaser;

•	reviewed the reported prices and trading activity for the Common Shares;

•

compared the financial performance of the Company and the prices and trading activity of the Common Shares with that of certain other publicly-traded companies comparable with the Company and their securities;

•	reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

•	participated in certain discussions and negotiations among representatives of the Company and the Purchaser and their financial and legal advisors;

•	reviewed the Arrangement Agreement and certain related documents;

•

reviewed a certificate addressed to Morgan Stanley, dated as of January 18, 2024, signed by a senior officer of the Company as to the completeness, accuracy and fair presentation of the information provided to Morgan Stanley by the Company upon which this opinion is based; and

•	performed such other analyses, reviewed such other information and considered such other factors as Morgan Stanley deemed appropriate.

In arriving at its opinion, Morgan Stanley assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to Morgan Stanley by the Company, and formed a substantial basis for this opinion. A senior officer of the Company has represented to Morgan Stanley, in a certificate delivered as of the date of the Morgan Stanley Fairness Opinion, among other things, that the information, data, advice, opinions, representations and other materials (verbal or written) (which is collectively referred to as “Information” in this section) provided to Morgan Stanley on behalf of the Company and relating to the Company are complete and correct in all material respects as at the date the Information was provided to Morgan Stanley and that, since that date, there has been no material change, financial or otherwise, in the position of the Company, or in its assets, liabilities (contingent or otherwise), business or operations and there has been no change in any material fact or no new material fact which is of a nature as to render the Information or any part thereof untrue or misleading in any material respect or which could reasonably be expected to have a material effect on the Morgan Stanley Fairness Opinion. With respect to the financial projections, Morgan Stanley assumed that they had been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company of the future financial performance of the Company. In addition, Morgan Stanley assumed that the Arrangement would be consummated in accordance with the terms set forth in the Arrangement Agreement without any waiver, amendment or delay of any terms or conditions, and that the definitive Arrangement Agreement would not differ in any material respect from the draft thereof furnished to Morgan Stanley. Morgan Stanley assumed that in connection with the receipt of all the necessary governmental, regulatory or other approvals and consents required for the proposed Arrangement, no delays, limitations, conditions or restrictions will be imposed that would have a material adverse effect on the contemplated benefits expected to be derived in the proposed Arrangement. Morgan Stanley relied upon, without independent verification, the assessments of the respective managements of the Company and the Purchaser of: (i) the strategic, financial and other benefits expected to result from the Arrangement, and (ii) the timing and risks associated with the integration of the Company and the Purchaser. Morgan Stanley is not a legal, tax or regulatory advisor. Morgan Stanley is a financial advisor only and relied upon, without independent verification, the assessment of the Company and its legal, tax or regulatory advisors with respect to legal, tax or regulatory matters. Morgan Stanley expressed no opinion with respect to the fairness of the amount or nature of the compensation to be received by any of the Company’s officers, directors or employees, or any class of such persons, relative to the Consideration to be paid to the Company Shareholders (excluding Blackstone) in the transactions contemplated by the Arrangement Agreement. Morgan Stanley did not make any independent valuation or appraisal of the assets or liabilities of the Company, nor was Morgan Stanley furnished with any such valuations or appraisals. The Morgan Stanley Fairness Opinion was necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to Morgan Stanley as of the date of the Morgan Stanley Fairness Opinion. Events occurring after such date may affect the Morgan Stanley Fairness Opinion and the assumptions used in preparing it, and Morgan Stanley does not assume any obligation to update, revise or reaffirm the Morgan Stanley Fairness Opinion.

Summary of Financial Analyses

The following is a summary of the material financial analyses performed by Morgan Stanley in connection with the preparation of the Morgan Stanley Fairness Opinion. The following summary is not a complete description of the Morgan Stanley Fairness Opinion or the financial analyses performed and factors considered by Morgan Stanley in connection with the Morgan Stanley Fairness Opinion, nor does the order of analyses described represent the relative importance or weight given to those analyses. Except as otherwise noted, to the extent that the Morgan Stanley Fairness Opinion is based on market data, it is based on market data as it existed on or before January 16, 2024, and is not necessarily indicative of current market conditions.

Certain financial analyses summarized below include information presented in tabular format. In order to fully understand the financial analyses used by Morgan Stanley, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data in the tables below without considering all financial analyses or factors or the full narrative description of the analyses or factors, including the methodologies and assumptions underlying the analyses or factors, could create a misleading or incomplete view of the process underlying the financial analyses and the Morgan Stanley Fairness Opinion.

Comparable Companies Analysis

Morgan Stanley reviewed and compared certain publicly available and Company management-provided financial information, ratios and multiples relating to the Company with equivalent publicly available data for companies that share similar business characteristics with the Company to derive implied per Common Share equity value reference ranges for the Company based on various metrics. Morgan Stanley reviewed the following publicly-traded companies (which are referred to as “selected companies” in this section): American Homes 4 Rent and Invitation Homes Inc.

For purposes of this analysis, Morgan Stanley calculated and analyzed certain statistics for each of these companies for comparison purposes, including: (i) the ratios of share or unit price to Wall Street research analyst consensus (which is referred to as “Street consensus” in this section) estimated funds from operations (which is referred to as “FFO” in this section) for calendar years 2024 and 2025; (ii) the ratios of share or unit price to Street consensus estimated adjusted funds from operations (which is referred to as “AFFO” in this section) for calendar years 2024 and 2025; (iii) the ratio of aggregate value (which is referred to as “AV” in this section), which Morgan Stanley defined as fully-diluted equity market value, plus pro-rata share of consolidated and unconsolidated debt, plus preferred securities at liquidation preference, plus non-controlling interest, minus pro-rata share of cash and cash equivalents, to estimated earnings before interest, taxes, depreciation and amortization (which is referred to as “EBITDA” in this section) for calendar year 2024; and (iv) the premium or discount represented by the ratio of share or unit price to Street consensus estimated net asset value (which is referred to as “NAV” in this section) per share or unit as of January 16, 2024.

The multiples and ratios for each of the comparable companies were calculated using their respective closing prices on January 16, 2024, and were based on the most recent publicly available information and Street consensus estimates as of January 16, 2024. Morgan Stanley derived a range of multiples or discounts/premiums, as applicable, for each metric based on its professional judgment after reviewing the comparable companies’ high and low multiples or discounts/premiums, as applicable, for each metric. Morgan Stanley then adjusted the range of multiples or discounts/premiums, as applicable, by taking into account the last three-year average historical trading discount of the Common Shares of the Company compared to the selected companies.

Morgan Stanley then used these adjusted ranges of multiples or discounts/premiums, as applicable, to derive separate implied per Common Share equity value reference ranges for the Company using each of the metrics reviewed by applying the range derived from the comparable companies for FFO, AFFO and EBITDA, to the corresponding financial projections prepared by the management of the Company and, for NAV, to the median Street consensus. The following table reflects the results of this analysis:

Calendar Year Financial Statistic	Reference Range	Implied Common Share Price

Price / 2024E FFO	13.6x – 15.6x	$8.09 - $9.28

Price / 2025E FFO	12.6x – 14.6x	$8.31 - $9.63

Price / 2024E AFFO	18.2x – 20.2x	$8.69 - $9.64

Price / 2025E AFFO	17.2x – 19.2x	$9.29 - $10.37

AV / 2024E EBITDA	18.2x – 20.7x	$8.41 - $10.94

Premium / (Discount) to Median Street Consensus NAV	(27%) - (22%)	$8.65 - $9.24

No company utilized in the comparable company analysis is identical to the Company. In evaluating comparable companies, Morgan Stanley made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, which are beyond the Company’s control, such as the impact of competition on the Company and the industry generally, industry growth, and the absence of any adverse material change in the financial condition and prospects of the Company or the industry, or in the financial markets in general.

Dividend Discount Model Analysis

Morgan Stanley performed a dividend discount model analysis using four-year dividend projections of a constant quarterly dividend of $0.058 per Common Share, from January 1, 2024 through December 31, 2027, as provided by management of the Company. In this approach, dividend per Common Share projections are discounted at a specific rate to determine the present value of the dividend stream. The present value of a terminal value, representing the value of dividends beyond the end of the forecast period, is added to arrive at a total equity value. Morgan Stanley also analyzed dividend payout ratios based on four-year FFO projections, from January 1, 2024 through December 31, 2027, as provided by management of the Company.

Morgan Stanley calculated a range of implied terminal values of the Company as of December 31, 2027 by applying a range of forward FFO multiples to calendar year 2028’s estimated FFO per Common Share as provided by management of the Company. A forward FFO multiple range of 13.6x to 15.6x was selected based on Morgan Stanley’s professional judgment, which included an analysis of the historical and current forward FFO multiples of the Company and the comparable companies referred to in the “Comparable Companies Analysis” above. Morgan Stanley then discounted the resulting terminal value, along with the dividends over the four-year forecast period, to present value using equity discount rates ranging from 11.2% to 13.2%, representing the Company’s cost of equity. These equity discount rates were the result of a capital asset pricing model approach, which generates a cost of equity as a function of the risk-free rate of return, the volatility of equity prices in relationship to a benchmark and a premium that represents the financial and non-diversifiable business risk of a stock.

Based on the foregoing, this analysis implied a valuation reference range per Common Share of approximately $7.43 to $9.00, as compared to the Consideration of $11.25 per Common Share.

Premiums Paid Analysis

Morgan Stanley considered, based on publicly available transaction information, the premiums paid in twelve selected U.S. and Canadian all-cash residential real estate transactions since 2015 with an aggregate value above $1 billion, for which sufficient information was available as of the date of the Morgan Stanley Fairness Opinion based on Morgan Stanley’s professional judgment.

Selected Precedent Transactions

Transaction Announcement Date	Target	Acquiror

April 19, 2022	American Campus Communities, Inc.	Blackstone Inc.

February 16, 2022	Preferred Apartment Communities, Inc.	Blackstone Inc.

October 19, 2020	Front Yard Residential Corporation	Ares Management LLC, Pretium Partners, LLC

February 20, 2020	Northview Apartment REIT	Starlight Investments, KingSett Capital

July 18, 2019	Pure Multi-Family REIT	Cortland Partners, LLC

June 25, 2018	Education Realty Trust, Inc.	Greystar Real Estate Partners

July 4, 2017	Monogram Residential Trust, Inc.	APG Asset Management N.V., GIC Pte Ltd., Greystar Real Estate Partners, Ivanhoe Cambridge

February 27, 2017	Silver Bay Realty Trust Corp.	Tricon Capital Group Inc.

January 19, 2017	Milestone Apartments Real Estate Investment Trust	Starwood Capital Group

October 16, 2015	Campus Crest Communities, Inc.	Harrison Street Real Estate Capital, LLC

June 22, 2015	Home Properties, Inc.	Lone Star Funds

April 22, 2015	Associated Estates Realty Corporation	Brookfield Asset Management Inc.

Morgan Stanley calculated the premiums paid in these transactions over the applicable unaffected stock price of the target company (i.e., the amount by which the price that the purchaser paid for the shares of the target exceeded the unaffected market price of such shares), which represents the closing stock price for the last trading day prior to the earlier of the date of announcement of such transaction, or the date on which market rumors or other relevant news impacted the target’s share price prior to transaction announcement (including through activism or a publicly-disclosed unsolicited offer).

Based on the results of this analysis and the unaffected share price premiums paid in precedent transactions as outlined above, Morgan Stanley applied a premium range of 12.1% to 37.0% based on the observed bottom and top quartiles to the unaffected price of the Common Shares as of January 16, 2024, resulting in an implied price per Common Share reference range of $10.03 to $12.26, as compared to the Consideration of $11.25 per Common Share.

No company or transaction utilized in the premiums paid analysis is identical to the Company or the Arrangement. In evaluating the selected acquisitions, Morgan Stanley made judgments and assumptions with regard to industry performance, general business, market and financial conditions and other factors beyond the control of the Company, such as the impact of competition on the business of the Company or the industry generally, industry growth and the absence of any adverse material change in the financial condition of the Company or the industry or in the financial markets in general, which could affect the public trading value of the companies and the aggregate value and equity value of the transactions to which they are being compared.

Cash Levered Buyer Analysis

Morgan Stanley performed a hypothetical take-private analysis to determine the prices at which a levered buyer might effect a cash acquisition of the Company under current market conditions. In preparing this analysis, Morgan Stanley utilized the projected levered free cash flows included in projections prepared by the management of the Company for the period from January 1, 2024 through December 31, 2028. Morgan Stanley assumed an illustrative valuation date of December 31, 2023 and a December 31, 2028 (five-year) exit at a range of market capitalization rates for its SFR assets of 5.5% to 6.0% applied to calendar year 2029’s estimated net operating income calculated based on guidance from management of the Company for the growth rate from 2028, and added the estimated terminal values of the Company’s adjacent businesses as of December 31, 2028, calculated based on Morgan Stanley’s professional judgement using third-party reference data points and inputs from management of the Company, with respect to valuations of the adjacent businesses.

In addition, Morgan Stanley assumed that (i) the buyer assumes certain of the Company’s existing debt, issues new debt on unencumbered assets, and refinances certain of the Company’s existing debt in connection with the transaction, with such new issuance and refinancing occurring at a loan-to-value ratio of 65%, (ii) the buyer incurs approximately $125 million in transaction costs and (iii) the buyer targets a gross internal rate of return of 15.0% to 20.0%.

Based upon these assumptions, Morgan Stanley calculated the implied per-share value reference range for the Common Shares as $8.70 to $11.26, as compared to the Consideration of $11.25 per Common Share.

Additional Reference Points

Morgan Stanley also presented to the Company Board certain additional information with respect to the Company and the Consideration that was not considered part of Morgan Stanley’s financial analysis with respect to the Morgan Stanley Fairness Opinion but was noted for reference purposes, including the following:

Historical Trading Analysis

Morgan Stanley reviewed the stock price performance of the Common Shares during the 52 weeks ended on January 16, 2024 and the volume-weighted average price (which is referred to as “VWAP” in this section) of the Common Shares over the 30, 60 and 90 trading days, respectively, ended January 16, 2024. Based on this review, Morgan Stanley noted that the Common Shares had (i) traded in the range of $6.53 to $9.56 over the 52 weeks ended January 16, 2024; (ii) a 30-day VWAP of $8.79; (iii) a 60-day VWAP of $8.13; and (iv) a 90-day VWAP of $7.90, as compared to the Consideration of $11.25 per Common Share.

Research Analyst Price Targets and NAV Per Common Share Estimates

Morgan Stanley reviewed the most recent public market trading price targets for Common Shares by the thirteen active equity research analysts that provided recent price targets for the Company prior to January 16, 2024. These targets reflect each analyst’s estimate of the future public market trading price of the Common Shares at the time the price target was published. Based on this review, Morgan Stanley noted that the research analyst price targets for the Common Shares were in the range of $8.17 to $11.06 with a consensus median of $10.00, as compared to the Consideration of $11.25 per Common Share.

Morgan Stanley reviewed the most recent estimates of NAV per Common Share published by the same thirteen analysts prior to January 16, 2024 (of which eight provided such metric). Based on this review, Morgan Stanley noted that research analyst estimates of NAV per Common Share were in the range of $10.00 to $13.25 with a consensus median of $11.86, as compared to the Consideration of $11.25 per Common Share.

The public market trading price targets and estimates of NAV per Common Share published by securities research analysts do not necessarily reflect current market trading prices for the Common Shares and these targets and estimates are subject to uncertainties, including the future financial performance of the Company and future financial market conditions.

Preliminary Presentations by Morgan Stanley

In addition to the Morgan Stanley Fairness Opinion and January 18, 2024 presentation to the Company Board and the underlying financial analyses performed in relation thereto, Morgan Stanley also delivered preliminary presentation materials to the Company Board on October 24, 2023, November 7, 2023, January 5, 2024, and January 12, 2024 (which are referred to as the “Preliminary Presentation Materials” in this section). The preliminary financial considerations and other information in the Preliminary Presentation Materials were based on information and data that were available as of the dates of the respective presentations. Morgan Stanley also continued to refine various aspects of its financial analyses. Accordingly, the results and other information presented in the Preliminary Presentation Materials differ from the January 18, 2024 financial analyses.

The Preliminary Presentation Materials were for discussion purposes only and did not present any findings or make any recommendations or constitute an opinion of Morgan Stanley with respect to the fairness of the Consideration or otherwise. The financial analyses performed by Morgan Stanley in relation to the Morgan Stanley Fairness Opinion, as described above under “Summary of Financial Analyses,” superseded all analyses and information presented in the Preliminary Presentation Materials. Copies of such Preliminary Presentation Materials have been filed as exhibits to the Schedule 13E-3 filed with the SEC in connection with the Arrangement.

General

In connection with the review of the Arrangement by the Company Board, Morgan Stanley performed a variety of financial and comparative analyses for purposes of rendering the Morgan Stanley Fairness Opinion. The preparation of a financial opinion is a complex process and is not necessarily susceptible to a partial analysis or summary description. In arriving at its opinion, Morgan Stanley considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor it considered. Morgan Stanley believes that selecting any portion of its analyses, without considering all analyses as a whole, would create an incomplete view of the process underlying its analyses and opinion. In addition, Morgan Stanley may have given various analyses and factors more or less weight than other analyses and factors and may have deemed various assumptions more or less probable than other assumptions. As a result, the ranges of valuations resulting from any particular analysis described above should not be taken to be Morgan Stanley’s view of the actual value of the Company. In performing its analyses, Morgan Stanley made numerous assumptions with regard to industry performance, general business, regulatory, economic, market and financial conditions and other matters, which are beyond the control of the Company. These include, among other things, the impact of competition on the business of the Company and the industry generally, industry growth, and the absence of any adverse material change in the financial condition and prospects of the Company and the industry, and in the financial markets in general. Any estimates contained in Morgan Stanley’s analyses are not necessarily indicative of future results or actual values, which may be significantly more or less favourable than those suggested by such estimates.

Morgan Stanley conducted the analyses described above solely as part of its analysis of the fairness, from a financial point of view, to the Company Shareholders (excluding Blackstone) of the Consideration to be received by such Company Shareholders pursuant to the Arrangement Agreement, and in connection with the delivery of the Morgan Stanley Fairness Opinion to the Company Board. These analyses do not purport to be appraisals or to reflect the prices at which Common Shares might actually trade.

Except as described above, the Company Board imposed no other instruction or limitation on Morgan Stanley with respect to the investigations made or the procedures followed by Morgan Stanley in rendering the Morgan Stanley Fairness Opinion. The Consideration was determined through arm’s length negotiations between the Company and the Purchaser, rather than by any financial advisor, and was approved by the Company Board. Morgan Stanley provided advice to the Company Board during these negotiations. Morgan Stanley did not, however, recommend any specific consideration to the Company Board or that any specific consideration constituted the only appropriate consideration for the transaction. The decision by the Company to enter into the Arrangement Agreement was solely that of the Company Board. In addition, Morgan Stanley was not requested to opine as to, and its opinion does not in any manner address, the underlying business decision of the Company to proceed with or effect the Arrangement or the likelihood of consummation of the Arrangement, nor does it address the relative merits of the Arrangement contemplated by the Arrangement Agreement as compared to other business or financial strategies that might be available to the Company, nor does it address the underlying business decision of the Company to enter into the Arrangement Agreement or proceed with any other transaction contemplated by the Arrangement Agreement, and Morgan Stanley’s opinion expressed no opinion or recommendation as to how the Company Shareholders should vote at the Shareholder Meeting.

As described in the section entitled “Special Factors – Recommendation of the Special Committee and the Unconflicted Company Board; Position of Tricon as to Fairness of the Arrangement – Recommendation and Reasons of the Unconflicted Company Board; Position of Tricon as to the Fairness of the Arrangement”, the Morgan Stanley Fairness Opinion and Morgan Stanley’s presentation to the Company Board was one of many factors taken into consideration by the Company Board in deciding to approve the execution, delivery and performance by the Company of the Arrangement Agreement and the transactions contemplated thereby. Consequently, the analyses as described above should not be viewed as determinative of the opinion of the Company Board or management of the Company with respect to the Arrangement or the Consideration to be received by Company Shareholders (excluding Blackstone) pursuant to the Arrangement or of whether the Company Board would have been willing to agree to different consideration.

In the two years prior to the date of the Morgan Stanley Fairness Opinion, Morgan Stanley has not provided financial advisory and financing services for the Company (excluding customary sales and trading and asset management services). In the two years prior to the date of the Morgan Stanley Fairness Opinion, Morgan Stanley has provided financial advisory and financing services for the Purchaser and its affiliates and received aggregate fees of between $80 million and $120 million in connection with such services. Morgan Stanley and its affiliates in the past have provided, currently are providing, and/or in the future may provide, certain investment banking and other financial services to the Purchaser and its affiliates and their portfolio companies and have received and/or in the future may receive compensation for the rendering of these services. Morgan Stanley may seek to provide financial advisory and financing services to any of the Company, the Purchaser or their respective affiliates in the future and would expect to receive fees for the rendering of these services. The information disclosed in this paragraph is based upon information provided to us by Morgan Stanley.

Morgan Stanley is a global financial services firm engaged in the securities, investment management and individual wealth management businesses. Its securities business is engaged in securities underwriting, trading and brokerage activities, foreign exchange, commodities and derivatives trading, prime brokerage, as well as providing investment banking, financing and financial advisory services. Morgan Stanley, its affiliates, directors and officers may at any time invest on a principal basis or manage funds that invest, hold long or short positions, finance positions, and may trade or otherwise structure and effect transactions, for their own account or the accounts of its customers, in debt or equity securities or loans of the Purchaser, the Company or any other company, or any currency or commodity, that may be involved in the Arrangement, or any related derivative instrument.

The Morgan Stanley Fairness Opinion was approved by a committee of Morgan Stanley investment banking and other professionals in accordance with its customary practice.

Under the terms of its engagement letter, Morgan Stanley provided the Company’s Board with financial advisory services and an opinion, described in this section and attached to this Circular as Appendix “D”, in connection with the Arrangement, and the Company has agreed to pay Morgan Stanley an aggregate fee of up to $45 million, of which $2 million was earned following delivery of the opinion described in this section and attached to this Circular as Appendix “D” and the balance composed of other fees, including a transaction fee and structuring fee, contingent upon the consummation of the Arrangement. In addition, the Company has agreed to reimburse Morgan Stanley for its reasonable out-of-pocket expenses and has agreed to indemnify Morgan Stanley and its affiliates, their respective directors, officers, agents and employees and each person, if any, controlling Morgan Stanley or any of its affiliates against certain liabilities related to or arising out of Morgan Stanley’s engagement.

RBC’s Advisory Role

RBC is expected to receive advisory fees from the Company in connection with the Arrangement. RBC was not asked by the Company to, and did not, deliver any report, opinion or appraisal in connection with the Arrangement. See “The Arrangement – Expenses of the Arrangement”.

Company Forecasts

The Company does not as a matter of course make public projections as to future revenues, earnings or other results due to, among other things, the inherent difficulty of predicting financial performance for future periods and the likelihood that the underlying assumptions and estimates may not be realized. However, Management has prepared the Company Forecasts summarized below and provided such Company Forecasts to Morgan Stanley, in connection with its preparation of the Morgan Stanley Fairness Opinion, Scotia Capital, in connection with its preparation of the Scotia Capital Formal Valuation and Fairness Opinion, and Blackstone, in connection with its due diligence review of the Company. Neither Morgan Stanley, Scotia Capital nor Blackstone participated in the preparation of the Company Forecasts. The Company Forecasts were not prepared with a view to public disclosure or with a view to complying with the published guidelines of the SEC or Canadian securities regulators regarding projections and forecasts or accounting rules, standards and procedures for preparation and presentation of projections and forecasts, but, in the view of Management, were prepared on a reasonable basis, reflect Management’s best available estimates and judgments regarding the Company’s expected future financial performance at the time they were prepared. However, this information is not fact and should not be relied upon as being necessarily indicative of future results, and readers of this document are cautioned not to place undue reliance on the Company Forecasts. Some or all of the assumptions that have been made in connection with the preparation of the Company Forecasts may have changed since the date the financial projections were prepared. Neither the Company’s independent auditors, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the Company Forecasts, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the Company Forecasts. The Company Forecasts are included in this Circular not to influence a reader’s decision as to whether to vote for or against the Arrangement Resolution, but because the Company Forecasts were made available to the Company Board, the Special Committee, Morgan Stanley, Scotia Capital and Blackstone.

The Company Forecasts are subjective in many respects, and in developing the Company Forecasts, Management made numerous judgements, estimates and assumptions with respect to the Company for the relevant forecast period (the period from January 1, 2024 through December 31, 2028). The Company’s near-term forecast is in accordance with the Company Board-approved strategic plan, and the longer-term forecast assumes growth across the Company’s residential business in the context of modest economic growth and stable interest rates. Key assumptions underlying the Company Forecasts include: growing the SFR portfolio by 12,000 homes over the forecast horizon; achieving same-home NOI growth of 4-5% per year; continuing to co-invest in SFR and Canadian multifamily developments (largely funded by third-party investors); and realizing cash distributions from legacy for-sale housing investments of approximately $140 million and performance fees of approximately $135 million over the forecast horizon, in accordance with the Company Board-approved strategic plan. The Company’s growth projections are assumed to be funded with internal cash flow, its corporate credit facility and long-term debt, while gradually reducing its leverage metrics over time. The Company’s overhead costs are assumed to increase with the growth of the business, while being increasingly offset with fee revenue earned from managing new investment vehicles on behalf of third-party investors. The assumptions and estimates underlying the Company Forecasts are inherently uncertain and, though considered reasonable by Management as of the date of their preparation, are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the Company Forecasts, including, without limitation, the impact of general economic conditions on the Canadian and U.S. real estate market, the cyclical nature of the real estate industry, rising interest rates, inflation, the degree to which the Company is leveraged and the Company’s portfolio concentration in the Canadian and U.S. residential real estate markets. See the risk factors described in Tricon’s annual information form and annual report (Form 40-F) for the year ended December 31, 2022, the management’s discussion and analysis of financial condition and results of operations for the year ended December 31, 2022, as well as the management’s discussion and analysis of financial condition and results of operations for the three and nine months ended September 30, 2023, each of which have been filed on SEDAR+ at www.sedarplus.ca and/or on EDGAR under Tricon’s profile at www.sec.gov. Accordingly, there can be no assurance that the prospective results are indicative of the future performance of the Company or that actual results will not differ materially from those presented in the Company Forecasts. Inclusion of the Company Forecasts in this Circular should not be regarded as a representation by any person that the results contained in the Company Forecasts will be achieved.

The Company Forecasts do not take into account any circumstances or events occurring after the date they were prepared, and the Company Forecasts are not necessarily indicative of current values or future performance, which may be significantly more favourable or less favourable than as set forth below and should not be regarded as a representation that the Company Forecasts will be achieved. Without limiting the generality of the foregoing , the Company Forecasts do not take into account the entering into of the Arrangement Agreement or the potential completion of the Arrangement and assume that the Company will continue with its current Company Board-approved strategic plan. Except as may be required in order to comply with applicable Law, none of the Company or, to the Company’s knowledge, any of its Representatives, intends to, and each of them disclaims any obligation to, update, or otherwise revise the Company Forecasts, or the specific portions presented herein, to reflect circumstances existing after the date when they were made or to reflect the occurrence of future events, even in the event that any or all of the assumptions are shown to be in error (even in the short term). The Company Forecasts also reflect assumptions as to certain business decisions that are subject to change. In addition, our future financial performance may be affected by our ability to successfully implement a number of initiatives to improve our operations and financial performance and our ability to achieve strategic goals, objectives and targets over the applicable periods. Neither the Company nor any of its affiliates or Representatives considers the Company Forecasts to be necessarily predictive of actual future events, and the Company Forecasts should not be relied on as such an indication. No one has made or makes any representation to any person regarding the ultimate performance of the Company compares to the information contained in the Company Forecasts.

Because the Company Forecasts reflect subjective judgment in many respects, they are susceptible to multiple interpretations and frequent revisions based on actual experience and business developments. The Company Forecasts also cover multiple years, and such information by its nature becomes less predictive with each succeeding year. The estimates and assumptions underlying the Company Forecasts involve judgments with respect to, among other things, economic, competitive and financial market conditions and future business decisions that may not be realized and that are inherently subject to significant business, economic and competitive uncertainties and contingencies, including, among other things, the inherent uncertainty of the business and economic conditions affecting the industries in which we operate. The Company Forecasts included below should not be considered in isolation or in lieu of the Company’s operating and other financial information that is publicly available. In addition, the Company Forecasts may not be comparable to similarly titled measures of other companies. The Company Forecasts should be read together with the Company’s published financial statements, the most recent of which are the unaudited condensed interim consolidated financial statements of the Company for the three and nine months ended September 30, 2023 and the management’s discussion and analysis of financial condition and results of operations for the three and nine months ended September 30, 2023, each of which has been filed under Tricon’s profiles on SEDAR+ at www.sedarplus.ca on November 7, 2023 and EDGAR at www.sec.gov on November 7, 2023.

Projected Financials(1)

		Fiscal Year Ending December 31,
	Q3 YTD 2023	2024E	2025E	2026E	2027E	2028E
Net Income(2)	157	-	-	-	-	-
Total Capital Expenditures(2)	(141)	-	-	-	-	-
NOI from Single-Family Rental Properties(3)(4)	229	318	325	351	399	432
Adjusted EBITDAre(3)(5)	311	317	339	416	418	449
Recurring Capital Expenditures(3)(6)	(26)	(37)	(38)	(40)	(42)	(44)
Core FFO Per Share(3)(7)	$0.41	$0.60	$0.66	$0.86	$0.79	$0.81
AFFO Per Share(3)(8)	$0.33	$0.48	$0.54	$0.73	$0.66	$0.67
Weighted Average Common Shares Outstanding (diluted)(9)	310,497,125(10)	311,788,309	313,549,116	316,964,582	316,190,042	312,270,628

Notes:

(1)

All amounts are in US$ millions, except for per share amounts, which are in US$, and Common Shares outstanding, which are absolute numbers of Common Shares. Projected financials are shown at the Company’s proportionate share of each portfolio or business. The presentation on a proportionate basis reflects only the portion attributable to Company Shareholders based on the Company’s ownership percentage of the underlying entities and excludes the percentage associated with non-controlling and limited partners’ interests. The amounts set out in this chart under Q3 YTD 2023 are presented for the nine months ended September 30, 2023 (other than Adjusted EBITDAre, which is a normalized, annualized figure), based on the Company’s most recently published financial statements. The projected amounts for all future fiscal years are presented as estimated annualized figures.

(2)

Pursuant to National Instrument 52-112 – Non-GAAP and Other Financial Measures Disclosure, in connection with the disclosure of any non-IFRS measure that is forward-looking information, the Company is required to disclose (a) the equivalent historical non-IFRS measure and (b) the most directly comparable IFRS measure that is disclosed in the primary financial statements of the Company to which the equivalent historical non-IFRS measure relates, Net Income is the most directly comparable IFRS measure to the non-IFRS measures of NOI from Single-Family Rental Properties, EBITDAre, Adjusted EBITDAre, Core FFO and AFFO included in the Company Forecasts. Total Capital Expenditures is the most directly comparable IFRS measure to the non-IFRS measure Recurring Capital Expenditures. See “Non-IFRS Measures”, “Exhibit “A” – Reconciliation of Certain Non-IFRS Measures” and the management’s discussion and analysis of financial condition and results of operations for the three and nine months ended September 30, 2023, which has been filed under Tricon’s profiles on SEDAR+ at www.sedarplus.ca on November 7, 2023 and EDGAR at www.sec.gov on November 7, 2023.

(3)	Non-IFRS measure; see “Non-IFRS Measures”.
(4)

Net operating income (“NOI”) represents the Company’s share of total revenue from rental properties, less direct operating expenses and property management expenses. NOI excludes non-property specific and indirect overhead expenses, interest expense and non-core income or expenses such as gains or losses on the disposition of rental properties. Tricon believes NOI is a helpful metric to evaluate the performance of its rental business and compare it to industry peers.

(5)

Adjusted EBITDAre is a normalized, annualized figure and is defined as EBITDAre before stock-based compensation, unrealized and realized foreign exchange gains and losses, transaction costs and other non-recurring items, and reflects only the Company’s share of results. EBITDAre represents net income from continuing operations, excluding the impact of interest expense, income tax expense, amortization and depreciation expense, fair value changes on rental properties, fair value changes on derivative financial instruments and adjustments to reflect the entity’s share of EBITDAre of unconsolidated entities. See “Exhibit “A” – Reconciliation of Certain Non-IFRS Measures”.

(6)

Recurring capital expenditures represent ongoing costs associated with maintaining and preserving the quality of a property after it has been renovated. Capital expenditures related to renovations or value-enhancement are excluded from recurring capital expenditures.

(7)

Core Funds From Operations (“Core FFO”) presents Funds From Operations (“FFO”) as a normalized figure, adjusting for items which are not likely to occur on a regular basis or are otherwise not representative of the ongoing operating performance of the Company. These adjustments can include, but are not limited to transaction costs, interest on Due to Affiliate, fees eliminated upon consolidation, non-cash items, enterprise risk management system implementation costs, initial set-up fees of information technology infrastructure, SOX-related implementation and consulting costs, costs incurred to process COVID-19 pandemic-related backlogs, business restructuring expenses, legal reorganization costs, implementation costs of new initiatives (e.g. sustainability, reporting, business lines), office expansion or relocation expenses, corporate brand-building costs and one-time donations. The Company’s definition of FFO reflects all adjustments that are specified by the National Association of Real Estate Investment Trusts (“NAREIT”). In addition to the adjustments prescribed by NAREIT, the Company excludes any fair value gains that arise as a result of reporting under IFRS, except for fair value gains arising from the Company’s U.S. residential developments business which are intended to act as a proxy for cash generation.

(8)	Adjusted Funds From Operations (“AFFO”) represents Core FFO less recurring capital expenditures.
(9)

Core FFO and AFFO per share amounts are calculated based on the weighted average Common Shares outstanding in the period, assuming the full conversion of all potentially dilutive securities (including Stock Option, Deferred Share Units and Preferred Units) to Company Shareholders. The projected amounts of weighted average Common Shares outstanding for all future fiscal years assume the continuation of the Company’s share-based incentive plans, including the Stock Option Plan, DSU Plan and the Dividend Reinvestment Plan.

(10)	For the three and nine months ended September 30, 2023, all outstanding Stock Options, Deferred Share Units and Preferred Units were dilutive.

Non-IFRS measures are presented to illustrate alternative relevant measures to assess the Company’s performance. See “Non-IFRS Measures”. See also “Forward-Looking Information”, as the figures presented above are considered “financial outlook” for purposes of applicable Securities Laws, they may not be appropriate for purposes other than to understand Management’s expectations relating to the future of the Company under the status quo as of the date of such Company Forecasts. Although the Company believes that its anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information.

Blackstone Filing Parties’ Purposes and Reasons for the Arrangement

The information under this heading has been provided by Blackstone for inclusion in this Circular in order to satisfy the requirements of Rule 13e-3 under the U.S. Exchange Act.

Under the rules of the SEC governing “going private” transactions, each of the Blackstone Filing Parties is required to describe its purposes and reasons for the Arrangement to the Company’s “unaffiliated security holders” as defined pursuant to Rule 13e-3 under the U.S. Exchange Act. Each of the Blackstone Filing Parties is making the statements in this section of the Circular solely for the purpose of complying with those requirements of Rule 13e-3 and related rules under the U.S. Exchange Act. The views expressed by the Blackstone Filing Parties in this section or elsewhere in this Circular are not, and should not be construed to be, a recommendation by any of the Blackstone Filing Parties to any of the Company Shareholders as to how they should vote on the Arrangement Resolution.

For the Blackstone Filing Parties, the purpose for the Arrangement is to permit the Purchaser to acquire all of the Common Shares in a transaction in which the Company’s unaffiliated security holders will be entitled to receive cash consideration of $11.25 per Common Share, so that the Blackstone Filing Parties will bear the rewards and risks of ownership of the entirety of the Company after the completion of the Arrangement and the Common Shares cease to be publicly traded. The Blackstone Filing Parties believe that becoming a private entity would provide the Company with greater ability to simplify its operations, as well as greater capital allocation flexibility as it relates to capital projects, distributions and leverage. As a private entity, the Company would be free of the expectation by public investors of steady growth. Further, the Blackstone Filing Parties considered what they believed were competitive advantages of the Company ceasing to be a public entity, including by having access to a greater amount of available capital and being able to pursue operational efficiencies. In addition, absent the reporting and other substantial burdens placed on public entities, the Blackstone Filing Parties believe that Management and the employees of the Company will be able to better execute on the Company’s future strategic plans, including the Company’s plans to complete its $1 billion development pipeline of new SFR homes in the U.S. and $2.5 billion of new apartments in Toronto, Canada (together with its existing joint venture partners), as well as its plan to enhance the quality of existing SFR homes in the U.S. through an additional $1 billion of planned capital projects over the next several years.

The Blackstone Filing Parties have undertaken to pursue the Arrangement at this time for the reasons described above, as well as due to their desire to maximize long-term investment returns for the Blackstone Filing Parties’ investors.

Although the Blackstone Filing Parties believe that there will be certain opportunities associated with their investment in the Company if the Arrangement is completed, the Blackstone Filing Parties realize that there are also substantial risks (including the risks and uncertainties relating to the prospects of the Company) and that such opportunities may never be fully realized.

The Blackstone Filing Parties believe that an Arrangement is preferable to other transaction structures because the Arrangement (i) will enable the Purchaser to acquire all of the outstanding Common Shares not owned by BREIT Shareholder at the same time, (ii) will enable the Company to effect other steps in the transaction, such as the Return of Capital Distribution, if any, in an orderly and efficient manner, and (iii) represents an opportunity for the Company’s unaffiliated security holders to receive price certainty at a premium for their Common Shares in the form of the Consideration representing a premium of approximately 30% to the closing price of the Common Shares on the NYSE as of January 18, 2024, the last trading day prior to the public announcement of the Arrangement, and a premium of approximately 42% to the volume weighted average share price on the NYSE over 90-day period ended January 18, 2024. Furthermore, the Blackstone Filing Parties believe that structuring the transaction as an Arrangement provides a prompt and orderly transfer of ownership of the Company in a single step, without the necessity of financing separate purchases of Common Shares in a tender offer and implementing a second-step amalgamation or other transaction to acquire any Common Shares not tendered in any such tender offer, and without incurring any additional transaction costs associated with such activities.

Position of Blackstone Filing Parties as to the Fairness of the Arrangement

The information under this heading has been provided by the Blackstone Filing Parties for inclusion in this Circular in order to satisfy the requirements of Rule 13e-3 under the U.S. Exchange Act.

Under the rules of the SEC governing “going private” transactions, each of the Blackstone Filing Parties is required to express its belief as to the fairness of the Arrangement to the Company’s “unaffiliated security holders” as defined in Rule 13e-3 under the U.S. Exchange Act. The Blackstone Filing Parties are making the statements included in this section solely for the purpose of complying with the requirements of Rule 13e-3 and related rules under the U.S. Exchange Act. These statements are not, and should not be construed as, a recommendation to any Company Shareholder as to how that Company Shareholder should vote on the Arrangement Resolution.

Neither the Blackstone Filing Parties nor the Conflicted Director, who was nominated by the BREIT Shareholder, participated in the Special Committee’s deliberations regarding the transactions contemplated by the Arrangement Agreement nor did the Blackstone Filing Parties have access to the work of Scotia Capital, the independent financial advisor and valuator retained by the Special Committee. The Conflicted Director recused himself from all deliberations of the Company Board regarding the transactions contemplated by the Arrangement Agreement. Furthermore, the Blackstone Filing Parties did not engage a financial advisor for the purpose of assessing the fairness of the Arrangement, including in particular the fairness of the Arrangement to the Company’s unaffiliated security holders. The Blackstone Filing Parties believe, however, that the Arrangement is substantively and procedurally fair to the Company’s unaffiliated security holders based on the following factors, among others:

•

the Consideration of $11.25 per Common Share in cash payable to the Company’s unaffiliated security holders represents a premium of approximately 30% to the closing price of the Common Shares on the NYSE as of January 18, 2024, the last trading day prior to the public announcement of the Arrangement, and a premium of approximately 42% to the volume weighted average share price on the NYSE over 90-day period ended January 18, 2024;

•

the payment to the Company’s unaffiliated security holders pursuant to the Arrangement is payable entirely in cash, providing such Company Shareholders with certainty of value and liquidity immediately upon the closing of the Arrangement;

•

the rigorous negotiation process overseen by the Special Committee of independent directors, consisting solely of directors who have no current or former relationship with Blackstone, and the Unconflicted Company Board, which negotiated price increases from the Blackstone Filing Parties’ initial proposed price of $11.00 per Common Share;

•

Blackstone did not participate in or have any influence on the deliberative process of, the negotiating positions of, or the recommendations and determinations reached by, the Special Committee and the Unconflicted Company Board, respectively. The Conflicted Director on the Company Board, who is a nominee of the BREIT Shareholder, recused himself from the deliberations regarding the transactions contemplated by the Arrangement Agreement;

•

the fact that the Special Committee, consisting entirely of independent directors who are not employees of the Company, unanimously recommended that the Unconflicted Company Board (i) determine that it is in the best interests of the Company to enter into the Arrangement Agreement, (ii) determine that the Arrangement and the transactions contemplated by the Arrangement Agreement are fair to the Company Shareholders (excluding Blackstone), (iii) authorize the Company to execute and deliver the Arrangement Agreement and other transaction documents and (iv) recommend that the Company Shareholders vote FOR the Arrangement Resolution approving the Arrangement;

•

the fact that the Unconflicted Company Board, all but two of which are not employees of the Company, determined that the Arrangement is in the best interests of the Company and fair to the Company Shareholders (excluding Blackstone) and unanimously recommends that the Company Shareholders vote FOR the Arrangement Resolution;

•

the fact that the Special Committee and the Unconflicted Company Board received the Scotia Capital Formal Valuation and Fairness Opinion from Scotia Capital which states that, as of the date thereof, and subject to the assumptions, limitations and qualifications set out therein: (i) the fair market value of the Common Shares is $9.80 to $12.90 per Common Share, and (ii) the Consideration to be received by the Company Shareholders (excluding Blackstone) pursuant to the Arrangement is fair, from a financial point of view, to the Company Shareholders (excluding Blackstone);

•

the Special Committee selected and engaged its own independent legal and financial advisors and received the advice of such advisors throughout its review, evaluation and oversight of negotiations of a potential acquisition of the Company;

•

the fact that the Unconflicted Company Board received the Morgan Stanley Fairness Opinion, which states that, as of the date thereof, and subject to the assumptions, limitations and qualifications set out therein, the Consideration to be received by the Company Shareholders (excluding Blackstone) pursuant to the Arrangement is fair, from a financial point of view, to the Company Shareholders (excluding Blackstone);

•

the ability of the Company to terminate the Arrangement Agreement under the terms of the Arrangement Agreement in order to enter into a definitive agreement providing for the implementation of a Superior Proposal, subject to compliance with the terms and conditions of the Arrangement Agreement;

•

each of BREP X and BREIT OP has provided a guaranty to the Company which, in the aggregate, guaranteed the obligations of the Purchaser under the Arrangement Agreement to pay the Purchaser Termination Fee if the Arrangement Agreement is terminated under certain circumstances;

•

the completion of the Arrangement is subject to the approval of the Court, after considering the procedural and substantive fairness of the Arrangement at a hearing at which the Company’s unaffiliated security holders and certain others are entitled to be heard;

•

the Arrangement is conditioned upon the approval of (i) at least two-thirds (66 2⁄3%) of the votes cast by Company Shareholders present or represented by proxy at the Shareholder Meeting, voting as a single class; and (ii) a simple majority (more than 50%) of the votes cast by Company Shareholders present or represented by proxy at the Shareholder Meeting, excluding, for the purposes of this Minority Approval, the votes attached to the Excluded Shares; and

•

registered Company Shareholders who do not vote in favour of the Arrangement Resolution and who comply with certain procedural requirements will, in accordance with the Interim Order, be entitled to exercise Dissent Rights under the OBCA.

In the course of reaching its determination as to the fairness of the Arrangement to the Company’s unaffiliated security holders, the Blackstone Filing Parties also considered a variety of risks and other countervailing factors related to the Arrangement Agreement and the Arrangement, including the following:

•

following completion of the Arrangement, the Company will no longer exist as an independent public Company and the Company’s unaffiliated security holders will not benefit from any appreciation in the value of, or dividends on, their Common Shares and will not participate in any future earnings or growth;

•

the risk, if the Arrangement is not consummated, that the costs of pursuing the Arrangement and related disruptions to the operation of the Company’s business could have an adverse impact on the Company’s existing and prospective business relationships with residents and other third parties;

•

the Arrangement Agreement contains limitations and restrictions on the Company’s ability to solicit additional interest from third parties and, if the Arrangement Agreement is terminated in certain circumstances, the Company will be required to pay a $122.8 million Company Termination Fee to the Purchaser, except that the Company Termination Fee will be reduced to $61.3 million if the Arrangement Agreement is terminated by the Company prior to March 3, 2024 in order to enter into a definitive agreement providing for the implementation of a Superior Proposal; and

•	the Arrangement will result in a taxable transaction for most Company Shareholders.

The Blackstone Filing Parties did not consider the Company’s net book value, which is an accounting concept, as a factor because they did not believe net book value was a material indicator of the value of the Company as a going concern since it does not take into account the future prospects of the Company, market trends and conditions, or business risks inherent in a competitive environment. In evaluating the substantive fairness of the Arrangement to the Company’s unaffiliated security holders, the Blackstone Filing Parties did not consider the prices paid in any past transactions in which any Common Shares were purchased, since any such purchases were made at then-current market or trading prices of such Common Shares and do not necessarily reflect the present market value of the Common Shares. Furthermore, the Blackstone Filing Parties did not establish, and did not consider, a going concern value for the Company as a public company to determine the fairness of the Consideration to the Company’s unaffiliated security holders because, following the Arrangement, the Company will have a different ownership structure. To the extent the pre-merger going concern value was reflected in the price per Common Share on January 18, 2024, the last trading day prior to the public announcement of the Arrangement, the Consideration represents a premium to the going concern value of the Company. The Blackstone Filing Parties also did not consider liquidation value, as the Company is an ongoing business and will continue to operate its business following the Arrangement.

The Blackstone Filing Parties are not aware of any firm offer for a merger, consolidation, sale of all or a substantial part of the Company’s assets, or a purchase of Common Shares that would enable the holder to exercise control of the Company, from anyone other than Blackstone in the two years preceding the signing of the Arrangement Agreement.

The Blackstone Filing Parties concluded that approval by a majority of the Company’s unaffiliated security holders, as defined in Rule 13e-3 under the U.S. Exchange Act, is not necessary for approval of the Arrangement. Such approval is not required by Canadian law and various safeguards and protective steps have been adopted to ensure the procedural fairness of the transactions contemplated by the Arrangement Agreement, including the fact that the consummation of the Arrangement requires the approval of a majority of the votes cast by Company Shareholders present or represented by proxy and entitled to vote at the Shareholder Meeting, excluding for this purpose votes attached to the Excluded Shares required to be excluded pursuant to MI 61-101, and the other procedural safeguards discussed above and in the section “Certain Legal Matters – Securities Law Matters – Application of MI 61-101”, “Formal Valuation” and “Minority Approval”.

The foregoing discussion of the information and factors considered by the Blackstone Filing Parties in connection with the fairness of the Arrangement is not intended to be exhaustive, but includes the material factors considered by the Blackstone Filing Parties. The Blackstone Filing Parties did not consider it practicable to, and did not, quantify or attempt to assign specific weights to the factors considered in reaching their determinations as to the fairness of the Arrangement. The Blackstone Filing Parties did not reach any specific conclusion with respect to any of the factors or reasons considered, and the above factors are not presented in any order of priority. Rather, the determination was made after consideration of all of the foregoing factors, among others, taken together as a whole.

Certain Effects of the Arrangement

Following the consummation of the Arrangement, the registration of the Common Shares under the U.S. Exchange Act will be terminated. Due to this termination, the Company will no longer be required to file annual, quarterly and current reports with the SEC. Similarly, the Company will apply to terminate its status as a reporting issuer under Canadian Securities Laws, and will cease to file reports with Canadian securities regulatory authorities.

The Common Shares are currently registered under the U.S. Exchange Act and traded on the TSX and the NYSE under the trading symbol “TCN”. If the Arrangement is successful, the Company will become a privately held Company and an indirect wholly owned Subsidiary of Blackstone and there will be no public market for its Common Shares. Following the consummation of the Arrangement, the Company intends to have its Common Shares delisted from any stock exchange or quotation system, including the TSX and NYSE.

Effect of the Arrangement on the Company’s Net Book Value and Net Earnings

The Blackstone Filing Parties beneficially own 35,182,448 Common Shares, representing approximately 11% of the issued and outstanding Common Shares, as of the Record Date, in each case assuming the exchange of all of the issued and outstanding Preferred Units. Immediately after the closing of the Arrangement, the Blackstone Filing Parties will beneficially own 100% of the outstanding Common Shares. The table below sets forth the direct or indirect interest of the Blackstone Filing Parties in the Company’s net book value and net earnings as of the Record Date and immediately after the Arrangement, based on the Company’s historical net book value and net earnings as of and for the nine months ended September 30, 2023 and assuming the exchange of all of the issued and outstanding Preferred Units.

(US$ millions)	Ownership as of the Record Date				Ownership After the Arrangement
	Net Book Value		Earnings		Net Book Value		Earnings
Name	$	%	$	%	$	%	$	%
Blackstone Filing Parties	$444	11%	$17	11%	$3,895	100%	$157	100%

Benefits and Detriments of the Arrangement for the Company’s Unaffiliated Security Holders

Benefits

The primary benefits of the Arrangement to the Company’s unaffiliated security holders include, without limitation, the following:

•

the right of such security holders to receive the consideration of $11.25 in cash per Common Share, as described above, representing a premium of approximately 30% to the closing price of the Common Shares on the NYSE on January 18, 2024, the last trading day prior to the announcement of the Arrangement, and a premium of approximately 42% to the volume weighted average share price on the NYSE over the 90-day period ended January 18, 2024; and

•	such Company Shareholders will avoid the risk of any possible decrease in the future growth or value of the Company.

Detriments

The primary detriments of the Arrangement to the unaffiliated security holders of the Company include, without limitation, the following:

•	such Company Shareholders will no longer participate in the Company’s potential growth or value, if any; and

•

the Arrangement generally will be a taxable transaction for Company Shareholders and, as a result, Taxes will generally be required to be paid by such Company Shareholders on any income and gains that result from receipt of the Consideration under the Arrangement, as described in more detail under “Certain Canadian Federal Income Tax Considerations” and “Certain U.S. Federal Income Tax Considerations”. See also “Risk Factors – Risks Related to the Arrangement – The Tax Treatment of the Return of Capital Distribution is Not Free From Doubt”.

Benefits and Detriments of the Arrangement for Directors and Executive Officers of the Company

Benefits

In connection with the Arrangement, the Company’s directors and executive officers will receive benefits and be subject to obligations that may be different from, or in addition to, the benefits and obligations of the Company Shareholders generally, as described in more detail under “Certain Legal Matters – Interest of Certain Persons in the Arrangement; Benefits from the Arrangement”. The primary benefits of the Arrangement to the Company’s directors and executive officers (other than the Conflicted Director) include, without limitation, the following:

•	the continued indemnification rights, rights to advancement of fees and D&O insurance;

•

the compensation of members of the Special Committee in exchange for their services in such capacity at a fixed retainer of C$33,750 for each member and the reimbursement of all reasonable expenses incurred in connection with their service as members of the Special Committee, in each case the payment of which is not contingent upon the completion of the Arrangement or the Special Committee’s or Company Board’s recommendation of the Arrangement; and

•	the beneficial treatment of Incentive Securities under the Plan of Arrangement.

Detriments

The primary detriments of the Arrangement to the Company’s directors and executive officers (other than the Conflicted Director) include, without limitation, the following:

•	such directors and executive officers will no longer participate in the Company’s potential growth or value, if any; and

•

the Arrangement generally will be a taxable transaction for most Company Shareholders and, as a result, Taxes will generally be required to be paid by such Company Shareholders on any income and gains that result from receipt of the Consideration under the Arrangement, as described in more detail under “Certain Canadian Federal Income Tax Considerations” and “Certain U.S. Federal Income Tax Considerations”. See also “Risk Factors – Risks Related to the Arrangement – The Tax Treatment of the Return of Capital Distribution is Not Free From Doubt”.

Benefits and Detriments of the Arrangement for the Blackstone Filing Parties

Benefits

In connection with the Arrangement, the Blackstone Filing Parties will receive benefits and be subject to obligations that are different from, or in addition to, the benefits received by the Company Shareholders generally. The primary benefits of the Arrangement to the Blackstone Filing Parties include, without limitation, the following:

•

If the Company successfully executes its business strategies, the value of the Blackstone Filing Parties’ equity investment could increase because of possible increases in future revenues and free cash flow, increases in the underlying value of the Company or the payment of dividends, if any, that will accrue to the Blackstone Filing Parties;

•	the Company will no longer have continued pressure to meet quarterly forecasts set by analysts;

•

the Company will have more freedom to focus on long-term strategic planning in a highly competitive business, greater access to available capital in light of Blackstone’s reputation and size, and more flexibility to change its capital spending strategies without public market scrutiny or analysts’ quarterly expectations; and

•	the reduction of costs and administrative burden associated with operating the Company as a publicly traded company, including the costs associated with regulatory filings and compliance requirements.

Detriments

The primary detriments of the Arrangement to the Blackstone Filing Parties include, without limitation, the following:

•	all of the risk of any possible decrease in the Company’s revenues, free cash flow or value following the Arrangement will be borne by the Blackstone Filing Parties;

•

BREIT Shareholder will no longer own Preferred Units, which currently provides BREIT Shareholder with the rights of an unsecured creditor, senior to the Common Shares, in respect of the Company’s obligation to cause PIPE LLC to satisfy the terms of the Preferred Units;

•	any business risks facing the Company, such increased competition and government regulation, will be borne by the Blackstone Filing Parties;

•	an equity investment in the Company by the Blackstone Filing Parties following the Arrangement will involve substantial risk resulting from the limited liquidity of such an investment; and

•	following the Arrangement, there will be no trading market for the Company’s equity securities.

INFORMATION CONCERNING THE SHAREHOLDER MEETING AND VOTING

Purpose of the Shareholder Meeting

The purpose of the Shareholder Meeting is for Company Shareholders to consider and, if deemed advisable, approve the Arrangement Resolution, the full text of which is outlined in Appendix “A” of this Circular.

Date, Time and Place of Shareholder Meeting

The Shareholder Meeting will be held on Thursday, March 28, 2024 at 10:00 a.m. (Toronto time) in virtual format via live audio webcast at https://web.lumiconnect.com/#/411155572, Password: tricon2024 (case sensitive) and Meeting ID: 411-155-572.

In the event necessary to address material comments from any securities regulatory authority, including from the SEC, on this Circular or the Schedule 13E-3, the Parties have agreed pursuant to the Arrangement Agreement that the Company may adjourn or postpone the Shareholder Meeting.

As the Company aims to maximize Company Shareholder participation, the Shareholder Meeting will be in a virtual-only format, which will be conducted via live audio webcast. All Company Shareholders, regardless of geographic location, will have an equal opportunity to participate at the Shareholder Meeting. Company Shareholders will not be able to attend the Shareholder Meeting in person. Registered Company Shareholders and duly appointed proxyholders will be able to attend, participate or vote at the Shareholder Meeting online. Guests and non-registered Company Shareholders (being shareholders who hold their Common Shares through an Intermediary) must duly appoint themselves as proxyholder in order to be able to vote or ask questions at the Shareholder Meeting. The online Shareholder Meeting will ensure that Company Shareholders who attend the Shareholder Meeting will be afforded the same rights and opportunities to participate as they would at an in-person meeting.

You can participate online using your smartphone, tablet or computer. Confirm that the browser for whichever device you are using is compatible by visiting https://web.lumiconnect.com/#/411155572 in advance of the Shareholder Meeting. You will need the latest version of Chrome, Safari, Edge or Firefox (please do not use Internet Explorer). Internal networks firewalls, as well as VPNs (virtual private networks) may block the audio webcast or access to the virtual platform for the Shareholder Meeting. Company Shareholders who participate in the Shareholder Meeting must be connected to the internet throughout the entire Shareholder Meeting in order to be able to vote. Participants must ensure that they have a good connection throughout the Shareholder Meeting and set aside enough time to connect to the Shareholder Meeting and follow the procedure described in this section. If you experience issues, make sure your VPN is deactivated or that you are not using a computer connected to an enterprise network. You may also provide voting instructions in advance of the Shareholder Meeting by completing the form of proxy or voting instruction form that has been provided to you, and we encourage Company Shareholders to do so.

Participating at the Shareholder Meeting online allows registered Company Shareholders as well as duly appointed proxyholders, including non-registered Company Shareholders who have appointed themselves or another person as a proxyholder, to participate at the Shareholder Meeting and ask questions, all in real time and regardless of geographic location. Registered Company Shareholders and duly appointed proxyholders can vote at the appropriate time during the Shareholder Meeting. Further information regarding the virtual Shareholder Meeting interface can be found at https://go.lumiglobal.com/faq. If you should have any technical difficulties in attending the virtual Shareholder Meeting, please contact support-ca@lumiglobal.com.

How to Vote

As the vast majority of Company Shareholders typically vote by proxy in advance of meetings of Company Shareholders, you are encouraged to vote by proxy ahead of the Shareholder Meeting. To attend and vote at the Shareholder Meeting, follow the instructions below:

	Registered Company Shareholders (proxy form)	Non-registered (beneficial) Company Shareholders (voting instruction form)

Registered Company Shareholders whose names are on record with the Company as the registered holders of Common Shares.

Non-registered (beneficial) Company Shareholders who own Common Shares, but whose Common Shares are registered in the name of an Intermediary.

Your Intermediary will send you a voting instruction form.(1)

Voting Prior to the Shareholder Meeting

Vote online at www.voteproxyonline.com or www.meeting-vote.com.

Vote over the telephone by calling 1-888-489-5760.

Complete and sign the form of proxy and return the form in the envelope provided or submit your proxy by fax at 416-595-9593 or as otherwise indicated on the form of proxy no later than 10:00 a.m. (Toronto time) on March 26, 2024.

If attending the virtual Shareholder Meeting, log in by following the instructions below.

Vote online at www.proxyvote.com.

Call the toll-free listed on your voting instruction form and vote using the control number provided therein.

Complete the voting instruction form and return it in the envelope provided or as otherwise permitted by your Intermediary no later than the time specified in your voting instruction form.

If attending the virtual Shareholder Meeting, log in by following the instructions below.

Voting at the Shareholder Meeting

We encourage you to vote well in advance of the proxy deadline of March 26, 2024 at 10:00 a.m. (Toronto time).

If you are unable to vote in advance by completing a form of proxy, you may vote online at the Shareholder Meeting:

•  Log in at https://web.lumiconnect.com/#/411155572 (Meeting ID: 411-155-572) at least 15 minutes before the Shareholder Meeting starts

•  Click on “I have a control number”

•  Enter your 12-digit control number (on your proxy form)

•  Enter the password: tricon2024 (case sensitive)

You must be connected to the Internet at all times to be able to vote.

Please note that if you use your control number to log in to the Shareholder Meeting, any vote you cast will thereby revoke any proxy you previously submitted. If you do not wish to revoke a proxy that you previously submitted, you should refrain from voting during the Shareholder Meeting.

We encourage you to vote well in advance of the proxy deadline of March 26, 2024 at 10:00 a.m. (Toronto time).

If you are unable to vote in advance by completing a voting instruction form, you will need to appoint yourself or a representative by following the instructions on your voting instruction form:

•  Complete your name in the space provided to instruct your intermediary to appoint you as proxyholder

•  Sign and return the voting instruction form according to the delivery instructions provided

•  Get a control number by completing the request for control number form located online at https://tsxtrust.com/resource/en/75 and submitting it by email to tsxtrustproxyvoting@tmx.com by 10:00 a.m. (Toronto time) on March 26, 2024

Vote online at the Shareholder Meeting:

•  Log in at https://web.lumiconnect.com/#/411155572 (Meeting ID: 411-155-572) at least 15 minutes before the Shareholder Meeting starts

•  Click on “I have a control number”

•  Enter the control number provided to you by tsxtrustproxyvoting@tmx.com

•  Enter the password: tricon2024 (case sensitive)

You must be connected to the Internet at all times to be able to vote.

Changing Your Vote

Revoke your proxy by:

•  Completing and signing a proxy bearing a later date and depositing it as described above;

•  Delivering a written notice of revocation to (i) TSX Trust at 301-100 Adelaide Street West, Toronto, Ontario Canada M5H 4H1, Attention: Proxy Department, no later than 10:00 a.m. (Toronto time) on March 26, 2024 (or, if the Shareholder Meeting is adjourned or postponed, 48 hours, excluding Saturdays, Sundays and statutory holidays, prior to the commencement of the reconvened Shareholder Meeting) or (ii) to the person presiding at the Shareholder Meeting before it commences;

Contact your Intermediary in accordance with the instructions provided in your voting instruction form.

•  Attending the Shareholder Meeting and voting virtually if you were a registered Company Shareholder at the Record Date; or

•  In any other manner permitted by law

Change your vote by:

•  Sending in another properly completed and signed proxy form with a later date, as long as it is received by no later than 10:00 a.m. (Toronto time) on March 26, 2024.

Notes:

(1)

Intermediaries are required to forward Shareholder Meeting materials to non-registered beneficial holders who own Common Shares unless such non-registered beneficial holders have waived the right to receive them. Typically, Intermediaries will use a service company, such as Broadridge Investor Communication Solutions, to forward Shareholder Meeting materials to non-registered (beneficial) holders.

If you have any questions or need additional information regarding the voting of your Common Shares, you should contact your financial, legal, tax or other professional advisors, or contact Tricon’s proxy solicitation agent, Laurel Hill Advisory Group, at 1-877-452-7184 toll free in North America, or at 1-416-304-0211 outside of North America, or by e-mail at assistance@laurelhill.com.

Notice-and-Access

The Company has elected not to use the notice-and-access procedures under applicable Securities Laws to send the proxy-related materials to registered Company Shareholders. However, the Company is electronically delivering proxy-related materials to Company Shareholders who have requested such delivery method (e-delivery) for their proxy materials.

Solicitation of Proxies

This Circular is delivered in connection with the solicitation of proxies by Management for use at the Shareholder Meeting or any adjournment(s) or postponement(s) thereof, at the place and for the purposes set out in the accompanying Notice of Meeting.

Management is soliciting your proxy. The Company has retained Laurel Hill as its proxy solicitation agent and shareholder communications advisor for assistance in connection with the solicitation of proxies for the Shareholder Meeting, and will pay Laurel Hill fees of C$175,000 for such services in addition to certain out-of-pocket expenses. Management requests that you sign and return the proxy form or voting instruction form so that your votes are exercised at the Shareholder Meeting. The solicitation of proxies will be conducted primarily by mail but may also be made by telephone, facsimile transmission or other electronic means of communication or in-person by the directors, officers and employees of Tricon. The Company will bear the cost of such solicitation and will reimburse Intermediaries for their reasonable charges and expenses incurred in forwarding proxy materials to non-registered Company Shareholders. The Purchaser and Blackstone may also participate in the solicitation of proxies.

What is a Proxy?

A proxy is a document that authorizes another person to attend the Shareholder Meeting and cast votes at the Shareholder Meeting on behalf of a registered Company Shareholder. Each registered Company Shareholder has the right to appoint as proxyholder a person or company other than the persons designated by Management in the enclosed form of proxy to attend and act on the registered Company Shareholder’s behalf at the Shareholder Meeting or any adjournment or postponement thereof. If you are a registered Company Shareholder, you should use the form of proxy accompanying this Circular.

Appointment and Revocation of Proxyholders

The persons appointed to act under the proxy form solicited by Management are directors of the Company. Every Company Shareholder has the right to appoint another person or company of their choice (who need not be a Company Shareholder) to attend and act on their behalf at the Shareholder Meeting, or any adjournment or postponement thereof, and may do so by inserting such other proxyholder’s name in the blank space provided for that purpose in the proxy form. Such Company Shareholder should notify such nominee of the appointment, obtain such nominee’s consent to act as proxy and instruct such nominee on how the Common Shares held by such Company Shareholder are to be voted at the Shareholder Meeting.

A proxy may be revoked by the person giving it to the extent that it has not yet been exercised. If you want to revoke your proxy after you have delivered it, you can do so by (i) delivering a written notice of revocation that is received by TSX Trust Company, at 301-100 Adelaide Street West, Toronto, Ontario, Canada, M5H 4H1, Attention: Proxy Department, no later than 10:00 a.m. (Toronto time) on March 26, 2024 (or, if the Shareholder Meeting is adjourned or postponed, 48 hours, excluding Saturdays, Sundays and statutory holidays, prior to the commencement of the reconvened Shareholder Meeting), or delivered to the person presiding at the Shareholder Meeting before it commences; (ii) signing a proxy bearing a later date and depositing it in the manner and within the time described above; (iii) attending the Shareholder Meeting and voting virtually if you were a registered Company Shareholder at the Record Date; or (iv) in any other manner permitted by Law.

The persons whose names are printed on the proxy form will vote all the Common Shares in respect of which they are appointed to act in accordance with the instructions given on the proxy form. In the absence of a specified choice in relation to the Arrangement Resolution, or if more than one choice is indicated, the Common Shares represented by the proxy form will be voted FOR the Arrangement Resolution.

Every proxy given to any person in the proxy form that accompanies the Notice of Meeting will confer discretionary authority with respect to amendments or variations to the items of business identified in the Notice of Meeting and with respect to any other matters that may properly come before the Shareholder Meeting.

To be valid, proxies must be received by TSX Trust Company, at 301-100 Adelaide Street West, Toronto, Ontario, Canada, M5H 4H1, Attention: Proxy Department, by no later than 10:00 a.m. (Toronto time) on March 26, 2024 (or, if the Shareholder Meeting is adjourned or postponed, 48 hours, excluding Saturdays, Sundays and statutory holidays, prior to the commencement of the reconvened Shareholder Meeting). Late proxies may be accepted or rejected by the Chair of the Shareholder Meeting at his or her discretion, subject to the terms of the Arrangement Agreement, and the Chair of the Shareholder Meeting is under no obligation to accept or reject any particular late proxy.

Registered Company Shareholders

You are a “registered Company Shareholder” if you have a Share Certificate or DRS Advice issued in your name and as a result, have your name shown on Tricon’s register of Company Shareholders kept by our transfer agent, TSX Trust Company. Registered Company Shareholders should follow the procedures set out in the form of proxy received with this Circular. See “Information Concerning the Shareholder Meeting and Voting - How to Vote”.

Non-Registered Company Shareholders

Only Company Shareholders who are “registered Company Shareholders” or duly appointed individuals named in the form of proxy are permitted to vote at the Shareholder Meeting. You are a “non-registered Company Shareholder” or “beneficial owner” if your Common Shares are held on your behalf through an Intermediary or nominee (for example, a bank, trust company, securities broker, clearing agency or other institution). If you are not sure whether you are a registered Company Shareholder or a non-registered Company Shareholder, please contact Tricon’s proxy solicitation agent, Laurel Hill Advisory Group, at 1-877-452-7184 toll free in North America, or at 1-416-304-0211 outside of North America, or by e-mail at assistance@laurelhill.com.

Under applicable Securities Laws, a beneficial owner of securities is a “non-objecting beneficial owner” (or “NOBO”) if such beneficial owner has or is deemed to have provided instructions to the Intermediary holding the securities on such beneficial owner’s behalf not objecting to the Intermediary disclosing ownership information about the beneficial owner in accordance with said legislation, and a beneficial owner is an “objecting beneficial owner” (or “OBO”) if such beneficial owner has or is deemed to have provided instructions objecting to same. In reliance on NI 54-101, which permits the Company to deliver proxy-related materials indirectly to its NOBOs and OBOs, both OBOs and NOBOs can expect to receive these materials from their Intermediary, including a voting instruction form as more particularly described immediately below. The Company has agreed to pay for Intermediaries to deliver proxy-related materials and Form 54-101F7 – Request for Voting Instructions to OBOs in accordance with NI 54-101.

These materials are being sent to both registered and non-registered Company Shareholders. If you are a non-registered Company Shareholder, you received these materials from your Intermediary or its agent, the whole in accordance with NI 54-101. Your Intermediary is required to seek your instructions as to how to exercise the voting rights attached to your Common Shares. The voting instruction form that is sent to a non-registered Company Shareholder by the Intermediary or its agent should contain an explanation as to how you can exercise the voting rights attached to your Common Shares, including how to attend and vote directly at the Shareholder Meeting.

Non-registered Company Shareholders should follow the procedures set out in the voting instruction form that they receive from their Intermediaries. See “Information Concerning the Shareholder Meeting and Voting – How to Vote”.

Additionally, the Company may utilize the Broadridge QuickVoteTM system, which involves NOBOs being contacted by Laurel Hill, which is soliciting proxies on behalf of Management, to obtain voting instructions over the telephone and relaying them to Broadridge (on behalf of the NOBO’s Intermediary). While representatives of Laurel Hill are soliciting proxies on behalf of Management, Company Shareholders are not required to vote in the manner recommended by the Unconflicted Company Board. The QuickVoteTM system is intended to assist Company Shareholders in placing their votes, however, there is no obligation for any Company Shareholders to vote using the QuickVoteTM system, and Company Shareholders may vote (or change or revoke their votes) at any other time and in any other applicable manner described in this Circular. Any voting instructions provided by a Company Shareholder will be recorded and such Company Shareholder will receive a letter from Broadridge (on behalf of the Company Shareholder’s Intermediary) as confirmation that their voting instructions have been accepted.

Voting Common Shares

Each holder of Common Shares is entitled to one (1) vote per Common Share. As of the Record Date of Tuesday, February 13, 2024, 294,859,359 Common Shares were issued and outstanding. Only persons shown on the register of Common Shares at the close of business on the Record Date, or their proxyholders, will be entitled to attend the Shareholder Meeting and vote.

The Company’s by-laws provide that Company Shareholders holding 25% of the issued Common Shares entitled to vote at a meeting of Company Shareholders, whether present in person or represented by proxy, constitutes a quorum. If a quorum is present at the opening of a meeting of Company Shareholders, the Company Shareholders present may proceed with the business of the meeting notwithstanding that a quorum is not present throughout the Company Shareholder meeting.

Principal Company Shareholders

The following table shows the names of the persons who, as of the Record Date, to the knowledge of the Company’s directors and executive officers, beneficially owned, or exercised control or direction over, directly or indirectly, 10% or more of the issued and outstanding Common Shares:

Name of Company Shareholder	Number of Common Shares	Number of Preferred Units	% of issued and outstanding Common Shares	% of Total Voting Rights

BCORE Preferred Holdco LLC (1)	28,123,624	60,000	9.54%	9.54%

Notes:

(1)

Based on information provided by Blackstone, BREIT Shareholder currently beneficially owns 28,123,624 Common Shares and 60,000 Preferred Units, representing approximately 11% of the issued and outstanding Common Shares as of the Record Date (assuming the exchange of all Preferred Units into Common Shares at the Exchange Price). Pursuant to the Support Agreement, BREIT Shareholder exchanged 180,000 of its Preferred Units into 21,308,382 Common Shares on February 9, 2024, and has agreed to exchange the balance of its Preferred Units into Common Shares prior to the Effective Date. The Company assumes no responsibility for the accuracy or completeness of the foregoing information.

Other Business

Management does not intend to present and does not have any reason to believe that others will present any item of business other than those set out in this Circular at the Shareholder Meeting. However, if any other business is properly presented at the Shareholder Meeting or any adjournment(s) or postponement(s) thereof, and may be properly considered and acted upon, proxies will be voted by those named in the applicable proxy form in their sole discretion, including with respect to any amendments or variations to the matters identified in this Circular, to the extent permitted by Law.

THE ARRANGEMENT

At the Shareholder Meeting, Company Shareholders will be asked to consider and, if thought advisable, to pass the Arrangement Resolution to approve the Arrangement. The Arrangement, the Plan of Arrangement and the terms of the Arrangement Agreement are summarized below. This summary does not purport to be complete and is qualified in its entirety by reference to the Plan of Arrangement attached as Appendix “B” to this Circular and the Arrangement Agreement, which is available under Tricon’s profiles on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov.

In order to become effective, the Arrangement must be approved:

(a)	by at least two-thirds (66 2/3%) of the votes cast by Company Shareholders present or represented by proxy at the Shareholder Meeting, voting as a single class; and

(b)

as the Arrangement will constitute a “business combination” for the purposes of MI 61-101, by a simple majority (more than 50%) of the votes cast by Company Shareholders present or represented by proxy at the Shareholder Meeting, excluding, for the purpose of this Minority Approval, the votes attached to the Excluded Shares required to be excluded under MI 61-101.

A copy of the Arrangement Resolution is set out in Appendix “A” of this Circular. To the knowledge of the Company, after reasonable inquiry, of the 294,859,359 Common Shares issued and outstanding as of the Record Date, 260,355,336 Common Shares, representing approximately 88.30% of the Common Shares, can be voted in respect of the Minority Approval under MI 61-101. See “Certain Legal Matters – Securities Law Matters”.

Overview

The Arrangement will be effected pursuant to the terms of the Arrangement Agreement, which provides for, among other things, the acquisition by the Purchaser of all of the issued and outstanding Common Shares by way of a court-approved statutory plan of arrangement under Section 182 of the OBCA. Pursuant to the Plan of Arrangement, each Company Shareholder (other than Blackstone and any Dissenting Shareholders) will be entitled to receive $11.25 in cash per Common Share, less any applicable withholdings. In addition, pursuant to the Plan of Arrangement, each Restricted Share (whether vested or unvested) will become immediately vested and represent a Common Share that will entitle the holder thereof to receive $11.25 in cash for each such Common Share, each holder of Deferred Share Units (whether vested or unvested) will receive a cash payment of $11.25 per Deferred Share Unit, each holder of Performance Share Units (whether vested or unvested) will receive a cash payment of $11.25 per Performance Share Unit and each holder of Stock Options (whether vested or unvested) will receive a cash payment per Stock Option equal to the amount by which $11.25 exceeds the exercise price of such Stock Option, in each case less any applicable withholdings.

Promptly after the date this Circular is mailed to the Company Shareholders, or at such later date provided by the Purchaser, the Company shall cause PIPE LLC to deliver a Change of Control Redemption Notice (as defined in the PIPE LLC Agreement) with respect to all the Preferred Units that complies in all material respects with the specifications and timing requirements of the PIPE LLC Agreement. The Change of Control Redemption Notice will state that PIPE LLC is exercising its Change of Control Redemption Right (as defined in the PIPE LLC Agreement) to redeem all of the Preferred Units effective as of, and conditioned upon, the occurrence of the Effective Time. The Change of Control Redemption Notice will be prepared by the Company and reasonably acceptable to the Purchaser. Pursuant to the PIPE LLC Agreement, a holder of Preferred Units may also exercise an Optional Tricon Put Right or deliver an Optional Exchange Notice (each as defined in the PIPE LLC Agreement) after receipt of the Change of Control Redemption Notice for the exchange of such Preferred Units into Common Shares prior to the Effective Time, which exchange may be effected by the Company acquiring such Preferred Units pursuant to the Optional Tricon Call Right (as defined in the PIPE LLC Agreement).

Company Shareholder Approvals of the Arrangement

At the Shareholder Meeting, pursuant to the Interim Order, the Company Shareholders will be asked to consider and, if thought advisable, pass the Arrangement Resolution to approve the Arrangement. The approval of the Arrangement Resolution will require the affirmative vote (the “Company Shareholder Approvals”) of at least: (i) two-thirds (66 2/3%) of the votes cast by Company Shareholders present or represented by proxy at the Shareholder Meeting, voting as a single class; and (ii) a simple majority (more than 50%) of the votes cast by Company Shareholders present or represented by proxy at the Shareholder Meeting, excluding, for the purposes of this Minority Approval, the votes attached to the Excluded Shares required to be excluded under MI 61-101.

The Excluded Shares (being the 28,123,624 Common Shares beneficially owned or controlled, directly or indirectly, by BREIT, along with the 4,266,422 Common Shares and the 2,113,977 Common Shares beneficially owned or controlled, directly or indirectly, by David Berman and Gary Berman, respectively), which will be excluded from the calculation of the Minority Approval required under MI 61-101, represent, to the knowledge of the Company, an aggregate of 34,504,023 Common Shares, representing approximately 11.70% of the issued and outstanding Common Shares as of the Record Date, as set out in the table below:

Name	Number of Common Shares Beneficially Owned or Controlled	Total Number of Common Shares Issued and Outstanding	Percentage of Common Shares Beneficially Owned or Controlled

BCORE Preferred Holdco LLC (1)	28,123,624	294,859,359	9.54%
David Berman	4,266,422	294,859,359	1.45%

Gary Berman	2,113,977	294,859,359	0.72%
Total	34,504,023	294,859,359	11.70%(2)

Note:

(1)	Based on information provided by Blackstone and excludes any exchange of Preferred Units. The Company assumes no responsibility for the accuracy or completeness of the foregoing information.
(2)	This total does not add up due to rounding.

See “Certain Legal Matters – Securities Law Matters – Minority Approval”.

Notwithstanding the approval by the Company Shareholders of the Arrangement Resolution in accordance with the foregoing, the Arrangement Resolution authorizes the Company Board, without notice to or approval of the Company Shareholders, (i) to amend, modify or supplement the Arrangement Agreement or the Plan of Arrangement to the extent permitted by their terms, and (ii) subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement and any related transactions.

Support Agreement

BREIT Shareholder entered into a Support Agreement pursuant to which it agreed, subject to the terms thereof, to (i) exchange at least 180,000 of its 240,000 Preferred Units into Common Shares prior to the Record Date, and the balance of its Preferred Units into Common Shares prior to the Effective Date, and (ii) vote all of its Common Shares in favour of the Arrangement Resolution. Pursuant to the Support Agreement, BREIT Shareholder exchanged 180,000 of its Preferred Units into 21,308,382 Common Shares on February 9, 2024. See “Arrangement Agreement – Support Agreement”.

Implementation of the Arrangement

The Arrangement will be implemented by way of a Court-approved plan of arrangement under the OBCA pursuant to the terms of the Arrangement Agreement. The following procedural steps must be taken in order for the Arrangement to become effective:

(a)	the Company Shareholder Approvals must be obtained;

(b)	the Court must grant the Final Order approving the Arrangement;

(c)	all conditions precedent to the Arrangement, as set out in the Arrangement Agreement, must be satisfied, or waived (if permitted) by the appropriate Party; and

(d)

the Articles of Arrangement, prepared in the form prescribed by the OBCA and signed by an authorized director or officer of the Company, must be filed with the Director and a Certificate of Arrangement issued related thereto.

Pursuant to the Plan of Arrangement and in accordance with the Implementation Documents, where applicable, each of the following events shall occur and shall be deemed to occur sequentially in the order set out below, except where expressly stated otherwise below, without any further authorization, act or formality, in each case, except where expressly stated otherwise below, effective as at two minute intervals starting at the Effective Time, provided that all documentation to implement the following events will be in form and substance approved by the Purchaser:

(a)

Each of the directors on the Company Board shall cease (and shall be deemed to have ceased) to be a director of the Company and the individuals specified by the Purchaser in the Pre-Closing Notice shall be appointed as directors of the Company effective as of the Effective Time;

(b)

All Rights issued pursuant to the Shareholder Rights Plan shall be cancelled without any payment in respect thereof, the Shareholder Rights Plan shall terminate with the result that it will no longer have any force or effect, and thereafter no Person will have any further liability or obligation to the former holders of Rights under such Shareholder Rights Plan and the former holders of Rights will permanently cease to have any Rights under such Shareholder Rights Plan;

(c)

Each Performance Share Unit credited to a holder’s PSU Account and reflected in such holder’s Adjusted PSU Number (as such terms are defined in the PSU Plan), whether vested or unvested, that is outstanding immediately prior to the Effective Time shall, notwithstanding the terms of the PSU Plan or any applicable grant agreement in relation thereto, automatically and without any further action by or on behalf of the holder thereof, be cancelled and terminated in exchange for a cash payment from the Company equal to the Consideration, less any amounts withheld and remitted in accordance with Section 4.5 of the Plan of Arrangement. As of the effective time of such cancellation and termination: (A) the holder thereof shall cease to be the holder of such Performance Share Unit, (B) the holder thereof shall cease to have any rights as a holder in respect of such Performance Share Unit, or under the PSU Plan, other than the right to receive the consideration to which such holder is entitled pursuant to Section 2.3(c) of the Plan of Arrangement, (C) such holder’s name shall be removed from the applicable register, and (D) all agreements, grants and similar instruments relating thereto shall be cancelled. For the avoidance of doubt: (x) no additional Performance Share Units shall be credited to a holder’s PSU Account in connection with the Return of Capital Distribution; and (y) each Performance Share Unit that is not credited to a holder’s PSU Account and reflected in such holder’s Adjusted PSU Number shall terminate without consideration immediately prior to the Effective Time;

(d)

Each Deferred Share Unit, whether vested or unvested, that is outstanding immediately prior to the Effective Time, notwithstanding the terms of the DSU Plan or any applicable grant agreement in relation thereto, shall, automatically and without any further action by or on behalf of the holder thereof, be cancelled and terminated in exchange for a cash payment by the Company equal to the Consideration, less any amounts withheld and remitted in accordance with Section 4.5 of the Plan of Arrangement. As of the effective time of such cancellation and termination: (A) the holder thereof shall cease to be the holder of such Deferred Share Unit, (B) the holder thereof shall cease to have any rights as a holder in respect of such Deferred Share Unit or under the DSU Plan, as applicable, other than the right to receive the consideration to which such holder is entitled pursuant to Section 2.3(d) of the Plan of Arrangement, (C) such holder’s name shall be removed from the applicable register, and (D) all agreements, grants and similar instruments relating thereto shall be cancelled. For the avoidance of doubt, no additional Deferred Share Units shall be credited to a holder’s account in connection with the Return of Capital Distribution;

(e)

Each Restricted Share, whether vested or unvested, that is outstanding immediately prior to the Effective Time, notwithstanding the terms of the Restricted Share Plan or any applicable grant agreement in relation thereto, shall, automatically and without any further action by or on behalf of the holder thereof, become immediately vested, and:

(i)	the Custodian shall be deemed to cease to be the holder of the Restricted Share; and

(ii)	the holder shall be deemed to be the holder of a Common Share and shall be entered in the register of the Common Shares maintained by or on behalf of the Company.

(f)	If the Purchaser elects to proceed with the Return of Capital Transactions as specified in the Pre-Closing Notice:

(i)

the articles of Tricon Canco shall be amended, and deemed to be amended, to the extent necessary to facilitate the Arrangement and the implementation of the steps and transactions described in the Plan of Arrangement, including the creation of an unlimited number of Tricon Canco Special Preferred Shares and Tricon Canco Multiple Voting Shares;

(ii)

immediately after the transactions described in Section 2.3(f)(i) of the Plan of Arrangement, each then-issued and outstanding Tricon Canco Common Share held by the Company will be deemed to be exchanged (without any action on the part of the holder of such Tricon Canco Common Share) for one Tricon Canco Multiple Voting Share and one Tricon Canco Special Preferred Share and the Tricon Canco Common Shares so exchanged shall thereupon be cancelled, and: (A) an amount will be added to the stated capital account of the Tricon Canco Special Preferred Shares equal to the Preferred Share Redemption Amount; (B) an amount will be added to the stated capital account of the Tricon Canco Multiple Voting Shares equal to the amount by which the stated capital of the Tricon Canco Common Shares exchanged in accordance with Section 2.3(f)(ii) of the Plan of Arrangement exceeds the Preferred Share Redemption Amount;

(iii)

immediately following the exchange contemplated by Section 2.3(f)(ii) of the Plan of Arrangement, the Tricon Canco Special Preferred Shares held by the Company shall be redeemed by Tricon Canco in consideration of the payment in cash by Tricon Canco to the Company of the Preferred Share Redemption Amount, which amount shall be deemed to have been paid to the Company if received by the Depositary in accordance with Section 4.2(a) of the Plan of Arrangement; and

(iv)

immediately following the redemption of the Tricon Canco Special Preferred Shares pursuant to Section 2.3(f)(iii) of the Plan of Arrangement, the stated capital maintained for the Common Shares shall be reduced by an amount equal to the Preferred Share Redemption Amount received by the Company in accordance with Section 2.3(f)(iii) of the Plan of Arrangement, and the Company shall make the Return of Capital Distribution to the Company Shareholders (including Dissenting Shareholders) by way of a distribution equal to the amount of such reduction of stated capital and not as a dividend, and to be paid in cash using the proceeds of the Preferred Share Redemption Amount received by the Company in accordance with Section 2.3(f)(iii) of the Plan of Arrangement, such that each Company Shareholder (including a Dissenting Shareholder) will receive a pro rata portion of the Return of Capital Amount, less any amounts withheld and remitted in accordance with Section 4.5 of the Plan of Arrangement.

(g)

Each Stock Option, whether vested or unvested, that is outstanding immediately prior to the Effective Time, notwithstanding the terms of the Stock Option Plan or any applicable grant agreement in relation thereto, shall, automatically and without any further action by or on behalf of the holder thereof, be deemed to be surrendered by the holder thereof in exchange for a cash payment from the Company equal to the amount (if any) by which the Consideration exceeds the exercise price per Common Share of such Stock Option (provided that, in the case of a Stock Option with an exercise price denominated in Canadian dollars, such exercise price shall be converted into United States dollars using the Bank of Canada daily exchange rate in effect on the Business Day immediately preceding the Effective Date), multiplied by the number of Common Shares subject to such Stock Option, less any amounts withheld and remitted in accordance with Section 4.5 of the Plan of Arrangement, and each such Stock Option shall immediately be cancelled and terminated and, where such amount is zero or negative, for each such Stock Option, whether vested or unvested, such Stock Option shall be cancelled and terminated without any consideration and, with respect to each Stock Option that is cancelled and terminated pursuant to Section 2.3(g) of the Plan of Arrangement as of the effective time of such cancellation and termination: (A) the holder thereof shall cease to be the holder of such Stock Option, (B) the holder thereof shall cease to have any rights as a holder in respect of such Stock Option, other than the right to receive the consideration to which such holder is entitled pursuant to Section 2.3(g) of the Plan of Arrangement, (C) such holder’s name shall be removed from the applicable register, and (D) all agreements, grants and similar instruments relating thereto shall be cancelled and terminated.

(h)

Each of the Common Shares (including, to the extent applicable, each Common Share described in Section 2.3(e)(ii) of the Plan of Arrangement) held by Dissenting Shareholders in respect of which Dissent Rights have been validly exercised shall be deemed to be transferred by the holder thereof, without any further act or formality on its part, free and clear of any Liens, to the Purchaser in consideration for a debt claim against the Purchaser for the amount determined in accordance with Section 3.1 of the Plan of Arrangement, and:

(i)

such Dissenting Shareholders shall cease to be the holders of such Common Shares and to have any rights as holders of such Common Shares other than (A) their respective entitlements to the Return of Capital Distribution, if any, in accordance with Section 2.3(f)(iv) of the Plan of Arrangement, and (B) the right to be paid fair value for such Common Shares (less the amount of their entitlement to the Return of Capital Distribution) as set out in Section 3.1 of the Plan of Arrangement;

(ii)	such Dissenting Shareholders shall be deemed to have executed and delivered all consents, releases, assignments and waivers, statutory or otherwise, required to transfer and assign such Common Shares;

(iii)	such Dissenting Shareholders’ names shall be removed as the holders of such Common Shares from the registers of Common Shares maintained by or on behalf of the Company; and

(iv)

the Purchaser shall be deemed to be the transferee of such Common Shares free and clear of all Liens, and shall be entered into the registers of Common Shares maintained by or on behalf of the Company.

(i)

Concurrently with the transactions in Section 2.3(h) of the Plan of Arrangement, each outstanding Common Share other than (A) the Common Shares that are held by Dissenting Shareholders who are ultimately entitled to be paid the fair value for such Common Shares, and (B) all of the Common Shares held by BREIT Shareholder, shall, without any further action by or on behalf of a holder of Common Shares, be deemed to be transferred and assigned by the holder thereof to the Purchaser (free and clear of any Liens) in exchange for a cash payment equal to the Common Share Acquisition Price, less any amounts withheld and remitted in accordance with Section 4.5 of the Plan of Arrangement, and:

(i)

the holders of such Common Shares shall cease to be the holders thereof and to have any rights as holders of such Common Shares other than the right to receive from the Depositary the Consideration per Common Share in accordance with the Plan of Arrangement;

(ii)	such holders’ names shall be removed from the register of the Common Shares maintained by or on behalf of the Company; and

(iii)

the Purchaser shall be deemed to be the transferee of such Common Shares (free and clear of all Liens) and shall be entered in the register of the Common Shares maintained by or on behalf of the Company.

(j)

Concurrently with the transactions in Section 2.3(i) of the Plan of Arrangement, each Common Share held by BREIT Shareholder shall be transferred by BREIT Shareholder to Intermediate in exchange for the Intermediate Rollover Consideration, on such terms and conditions as are set out in the BREIT Transfer Agreement and an amount equal to the aggregate of the Common Share Acquisition Price per Common Share so transferred to Intermediate minus the principal amount of the Intermediate Note shall be added to the stated capital of the common shares of Intermediate so issued, and:

(i)

BREIT Shareholder shall cease to be the holder of such Common Shares and to have any rights as holders of such Common Shares other than (A) the right to receive from the Depositary the aggregate amount distributed in respect of such Common Shares in connection with the Return of Capital Distribution and (B) the right to receive from Intermediate the Intermediate Rollover Consideration, all in accordance with the Plan of Arrangement;

(ii)	BREIT Shareholder’s name shall be removed from the register of the Common Shares maintained by or on behalf of the Company; and

(iii)

Intermediate shall be deemed to be the transferee of such Common Shares (free and clear of all Liens) and shall be entered in the register of the Common Shares maintained by or on behalf of the Company.

(k)

Immediately following the transactions in Section 2.3(j) of the Plan of Arrangement, each Common Share held by Intermediate shall be transferred by Intermediate to the Purchaser in exchange for the Purchaser Rollover Consideration, on such terms and conditions as are set out in the Purchaser Contribution Agreement and an amount equal to the fair market value of the Common Shares transferred to the Purchaser minus the principal amount of the Purchaser Note shall be added to the stated capital of the common shares of the Purchaser issued pursuant to this Section 2.3(j) of the Plan of Arrangement, and:

(i)

Intermediate shall cease to be the holder of such Common Shares and to have any rights as holders of such Common Shares other than the right to receive the Purchaser Rollover Consideration in accordance with the Plan of Arrangement;

(ii)	Intermediate’s name shall be removed from the register of the Common Shares maintained by or on behalf of the Company; and

(iii)

the Purchaser shall be deemed to be the transferee of such Common Shares (free and clear of all Liens) and shall be entered in the register of the Common Shares maintained by or on behalf of the Company.

(l)	The Employee Incentive Plans and all grant agreements thereunder shall be terminated and be of no further force and effect.

This description of the steps is qualified in its entirety by the full text of the Plan of Arrangement annexed as Appendix “B” to this Circular.

Effective Date

The Arrangement will become effective on the date shown on the Certificate of Arrangement to be endorsed by the Director on the Articles of Arrangement giving effect to the Arrangement in accordance with the OBCA.

Procedure for Exchange of Share Certificates or DRS Advices by Company Shareholders

Enclosed with this Circular is the form of Letter of Transmittal which, when properly completed and duly executed and returned together with the Share Certificate(s) or DRS Advice(s) representing Common Shares and all other required documents, will enable each Company Shareholder (other than any Dissenting Shareholders and BREIT Shareholder) to obtain the Consideration that such holder of Common Shares is entitled to receive under the Arrangement.

The form of Letter of Transmittal contains complete instructions on how to deposit the Share Certificate(s) or DRS Advice(s) representing your Common Shares for the Consideration under the Arrangement. You will not receive your Consideration under the Arrangement until after the Arrangement is completed and you have returned your properly completed documents, including the Letter of Transmittal, and the Share Certificate(s) or copy of the DRS Advice(s) representing your Common Shares to the Depositary.

Only registered Company Shareholders are required to and may submit a Letter of Transmittal. If you are a beneficial or non-registered owner holding your Common Shares through an Intermediary, you should contact that Intermediary for instructions and assistance and carefully follow any instructions provided to you by such Intermediary.

Until surrendered, from and after the Effective Time, all Share Certificate(s) or DRS Advice(s) that represented the Common Shares immediately prior to the Effective Time will cease to represent any rights with respect to the Common Shares and will only represent the right to receive the Consideration or, in the case of any Dissenting Shareholders, their entitlement to a pro rata portion of the Return of Capital Distribution, if any, and the right to receive fair value for their Common Shares (less the amount of their entitlement to a pro rata portion of the Return of Capital Distribution, if any), or, in the case of BREIT Shareholder and Intermediate, such amounts that each are entitled to receive under the Plan of Arrangement.

Any use of mail to transmit Share Certificate(s) or DRS Advice(s) representing Common Shares and the Letter of Transmittal is at each holder’s risk. Tricon recommends that such Share Certificate(s) or DRS Advice(s), and other documents be delivered by hand to the Depositary and a receipt therefor be obtained or that registered mail be used (with proper acknowledgement) and appropriate insurance be obtained.

In the event any Share Certificate which immediately prior to the Effective Time represented one or more outstanding Common Shares has been lost, stolen or destroyed, the Company Shareholder should contact the Depositary and upon the making of an affidavit describing the loss by the Company Shareholder claiming such Share Certificate to be lost, stolen or destroyed and who was listed immediately prior to the Effective Time as the registered holder thereof on the share register maintained by or on behalf of the Company, the Depositary will, subject to the satisfaction of the conditions precedent described immediately below, deliver in exchange for such lost, stolen or destroyed Share Certificate, the Consideration to which the holder of Common Shares is entitled pursuant to the Plan of Arrangement. When authorizing such delivery in exchange for any lost, stolen or destroyed Share Certificate, the Company Shareholder to whom such Consideration is to be issued and delivered shall, as a condition precedent to the delivery of such Consideration, give a surety bond satisfactory to the Purchaser and the Depositary, each acting reasonably, in such sum as the Purchaser may direct or otherwise indemnify Tricon, the Depositary and the Purchaser in a manner satisfactory to Tricon, the Depositary and the Purchaser, each acting reasonably, against any claim that may be made against Tricon, the Depositary or the Purchaser with respect to the Share Certificate alleged to have been lost, stolen or destroyed before the Company Shareholder can receive any cash compensation for its Common Shares. See also the instructions in the Letter of Transmittal.

Payment of Consideration

Payment of Consideration to Company Shareholders

No later than the Effective Date and in any event at or prior to the filing by the Company of the Articles of Arrangement with the Registrar in accordance with the Arrangement Agreement, the Purchaser is required to deposit, or cause to be deposited in escrow with the Depositary as agent, sufficient funds to satisfy the aggregate Consideration payable to the Company Shareholders pursuant to the Arrangement Agreement and the Plan of Arrangement, less any amounts to be deposited by the Company with the Depositary in accordance with the Plan of Arrangement (including the distribution of the Return of Capital Distribution, if applicable, by the Company or the Company Subsidiaries).

Upon surrender to the Depositary for cancellation of a Share Certificate or DRS Advice, as applicable, which immediately prior to the Effective Time represented outstanding Common Shares that were transferred pursuant to the Plan of Arrangement, together with a duly completed and executed Letter of Transmittal and such additional documents and instruments as the Depositary may reasonably require, the registered Company Shareholders represented by such surrendered Share Certificate or DRS Advice, as applicable, shall be entitled to receive, and the Depositary shall deliver to such holder, the cash which such holder has the right to receive in exchange therefor under the Arrangement for such Common Shares, less any amounts withheld and remitted pursuant to Section 4.5 of the Plan of Arrangement, and in the case of (i) Section 2.3(j) of the Plan of Arrangement, Intermediate shall also deliver the Intermediate Rollover Consideration which BREIT Shareholder has the right to receive under the Plan of Arrangement and the BREIT Transfer Agreement, and any Share Certificate or DRS Advice so surrendered shall forthwith be cancelled, and (ii) Section 2.3(k) of the Plan of Arrangement, the Purchaser shall also deliver the Purchaser Rollover Consideration which Intermediate has the right to receive under the Plan of Arrangement and the Purchaser Contribution Agreement, and any Share Certificate or DRS Advice, as applicable, so surrendered shall forthwith be cancelled.

Beneficial Company Shareholders holding Common Shares that are registered in the name of an Intermediary must contact their broker or other Intermediary to submit their instructions with respect to the Arrangement and to arrange for the surrender of their Common Shares in order to receive the Consideration payable to them. These instructions will be forwarded to a clearing agency (such as CDS or DTC) which will submit the Letter of Transmittal or otherwise arrange for the surrender of Common Shares on behalf of beneficial Company Shareholders.

Until surrendered, each Share Certificate(s) or DRS Advice(s), as applicable, which immediately prior to the Effective Time represented any Common Shares shall be deemed after the Effective Time to represent only the right to receive the Consideration or, in the case of any Dissenting Shareholders, their entitlement to a pro rata portion of the Return of Capital Distribution, if any, and fair value for their Common Shares (less the amount of their entitlement to a pro rata portion of the Return of Capital Distribution, if any), or, in the case of BREIT Shareholder and Intermediate, such amounts that each are entitled to receive under the Plan of Arrangement, as applicable, less any amounts withheld pursuant to the Plan of Arrangement. Any such Share Certificate or DRS Advice, as applicable, formerly representing Common Shares not duly surrendered on or before the third (3rd) anniversary of the Effective Date shall cease to represent a claim by or interest of any former Company Shareholder of any kind or nature against or in the Company or the Purchaser. On such anniversary date, all Share Certificate(s) or DRS Advice(s) representing Common Shares shall be deemed to have been surrendered to the Purchaser and all amounts to which such former holder was entitled, together with any entitlements to dividends, distributions and interest thereon, shall be deemed to have been surrendered to the Purchaser or any successor thereof for no consideration, and shall be paid over by the Depositary to the Purchaser or as directed by the Purchaser.

Any payment made by way of cheque by the Depositary (or, if applicable, the Company) pursuant to the Plan of Arrangement that has not been deposited or has been returned to the Depositary (or, if applicable, the Company) on or before the third (3rd) anniversary of the Effective Date, or that otherwise remains unclaimed on the third (3rd) anniversary of the Effective Date, as applicable, and any right or claim to payment hereunder that remains outstanding on the third (3rd) anniversary of the Effective Date, shall cease to represent a right or claim of any kind or nature and the right of the former holder of Common Shares or Incentive Securities to receive the applicable consideration for such Common Shares or Incentive Securities pursuant to the Plan of Arrangement shall terminate and be deemed to be surrendered and forfeited to the Purchaser or the Company, as applicable, or any successor thereof for no consideration.

No holder of Common Shares shall be entitled to receive any consideration with respect to such Common Shares other than any cash payment or other consideration to which such holder is entitled to receive in accordance with the Plan of Arrangement and, for greater certainty, no such holder will be entitled to receive any interest, dividends, premium or other payment or distribution in connection therewith.

Currency of Payment

Subject to compliance with the procedures described above, a registered Company Shareholder will receive the aggregate payments to which it is entitled under the Arrangement in U.S. dollars, less any applicable withholdings, unless the registered Company Shareholder exercises its right to elect in the Letter of Transmittal to receive such payments in Canadian dollars.

If a registered Company Shareholder wishes to receive the aggregate payments to which it is entitled in Canadian dollars, the box captioned “Canadian Currency Election” in the Letter of Transmittal must be completed and the Letter of Transmittal received by the Depositary before 5:00 p.m. (Toronto time) on the Business Day prior to the Effective Date. If the registered Company Shareholder does not make an election in its Letter of Transmittal that is received by the Depositary before 5:00 p.m. (Toronto time) on the Business Day prior to the Effective Date, the registered Company Shareholder will receive payment in U.S. dollars.

A beneficial Company Shareholder will receive the aggregate payments to which it is entitled in U.S. dollars unless it contacts the Intermediary in whose name its Common Shares are registered and requests that the Intermediary make an election to receive such payments in Canadian dollars on its behalf. If the beneficial Company Shareholder’s Intermediary does not make an election on its behalf, the beneficial Company Shareholder will receive payment in U.S. dollars. Beneficial Company Shareholders who wish to receive their Consideration in Canadian dollars are urged to contact their Intermediary for instructions and assistance well in advance of the Effective Date.

The exchange rate that will be used to convert payments from U.S. dollars into Canadian dollars will be the rate established by the Depositary, on the date the funds are converted, which rate will be based on the prevailing market rate on the date the funds are converted. The risk of any fluctuations in such rates, including risks relating to the particular date and time at which funds are converted, will be solely borne by the electing Company Shareholders and neither the Company, the Purchaser nor the Depositary are responsible for any such matter. The Depositary will act as principal in such currency conversion transactions and may earn a commercially reasonable spread between the exchange rate it uses to convert payments and the rate used by any counterparty from which it may purchase Canadian dollars.

Payments to Holders of Incentive Securities

At the Effective Time, pursuant to the Plan of Arrangement, each Restricted Share, whether vested or unvested, that is outstanding immediately prior to the Effective Time, shall, automatically and without any further action by or on behalf of the holder thereof, become immediately vested, and the holder shall be deemed to be the holder of a Common Share for purposes of the Plan of Arrangement that will entitle the holder thereof to receive $11.25 in cash for each such Common Share, less any applicable withholdings.

At the Effective Time, pursuant to the Plan of Arrangement, each Deferred Share Unit, each Performance Share Unit and each Stock Option, whether vested or unvested, that is outstanding immediately prior to the Effective Time, shall, automatically and without any further action by or on behalf of the holder thereof, be deemed to be surrendered by the holder thereof, and shall be cancelled and terminated, in exchange for a cash payment from the Company of: (i) $11.25 per Deferred Share Unit; (ii) $11.25 per Performance Share Unit; and (iii) an amount per Stock Option equal to the amount by which $11.25 exceeds the exercise price of such Stock Option, in each case less any applicable withholdings. As of the effective time of such cancellation and termination: (A) the holder thereof shall cease to be the holder of such Deferred Share Unit, Performance Share Unit or Stock Option, as applicable, (B) the holder thereof shall cease to have any rights as a holder in respect of such Deferred Share Unit, Performance Share Unit or Stock Option under the DSU Plan, PSU Plan, or Stock Option Plan, as applicable, other than the right to receive the consideration to which such holder is entitled pursuant to the Plan of Arrangement, (C) such holder’s name shall be removed from the applicable register, and (D) all agreements, grants and similar instruments relating thereto shall be cancelled.

On or as soon as practicable after the Effective Date, the Company shall deliver, to each holder of Stock Options, Deferred Share Units and Performance Share Units as reflected on the register maintained by or on behalf of the Company in respect of Stock Options, Deferred Share Units and Performance Share Units outstanding immediately prior to the Effective Time, a cheque or cash payment (or process the payment through the Company’s payroll systems or such other means as the Company may elect or as otherwise directed by the Purchaser including with respect to the timing and manner or such delivery), if any, which such holder of Stock Options, the Deferred Share Units and the Performance Share Units has the right to receive under the Plan of Arrangement. No holder of Deferred Share Units, Performance Share Units or Stock Options shall be entitled to receive any consideration under the Arrangement with respect to such Deferred Share Units, Performance Share Units or Stock Options other than any cash payment to which such holder is entitled to receive in accordance with the Plan of Arrangement, and, for greater certainty, no such holder will be entitled to receive any interest, dividends, premium or other payment or distribution in connection therewith. Notwithstanding that amounts under the Plan of Arrangement are calculated in United States dollars, the Company is entitled to make the payments contemplated to holders of Stock Options, Deferred Share Units and Performance Share Units in the applicable currency in respect of which the Company customarily makes payment to such holder using the Bank of Canada daily exchange rate in effect on the Business Day immediately preceding the Effective Date.

In arriving at the foregoing payout entitlements for the Deferred Share Units, Performance Share Units and Stock Options, the Parties gave particular consideration to, among other things, the fair and equal treatment of the Company’s incentive award holders and Company Shareholders. All Deferred Share Units (whether vested or unvested) will be treated on an equal and consistent basis, and receive the same cash payment of $11.25 per Deferred Share Unit (subject to applicable withholdings) in accordance with the terms of the Plan of Arrangement, notwithstanding the terms of the DSU Plan that apply to Deferred Share Units that have not been redeemed prior to the occurrence of a Change of Control (as defined in the DSU Plan), including terms of the DSU Plan that would provide for upward adjustments where the fair market value of the Common Shares on the grant date of the applicable Deferred Share Units exceeded $11.25 per Common Share and downward adjustments if the book value of the Common Shares in the Company’s most recent financial statements prior to the Change of Control exceeds $11.25 per Common Share. With respect to the Performance Share Units and Stock Options issued under the PSU Plan and Stock Option Plan, respectively, the treatment of such awards under the Plan of Arrangement is consistent with the terms of the PSU Plan and Stock Option Plan, respectively.

Expenses of the Arrangement

The estimated fees and expenses incurred or expected to be incurred by the Company and the Blackstone Filing Parties in connection with the Arrangement, including legal, financial advisory, accounting, proxy solicitation, filing fees and costs, the cost of preparing, printing and mailing this Circular and fees in respect of the Scotia Capital Formal Valuation and Fairness Opinion and the Morgan Stanley Fairness Opinion are as follows:

Expense	Amount (Excluding Taxes)

Accounting, Financial Advisory and other professional fees and expenses(1)	$66,100,000

Legal	$18,250,000

SEC Filing Fee	$443,000

Proxy Solicitation and Printing	$285,000

Miscellaneous	$2,535,000

Estimate Total:	$87,613,000

Notes:

(1)

Amount inclusive of advisory fees payable to Morgan Stanley and RBC, opinion and valuation fees and expense reimbursement payable to Scotia Capital and opinion fees payable to Morgan Stanley. Does not include any discretionary fees that may be paid to accounting, financial advisory and other professionals. For greater certainty, Scotia Capital is only entitled to the fixed fees described under “Special Factors - Scotia Capital Formal Valuation and Fairness Opinion - Mandate and Professional Fees”.

Except as otherwise expressly provided in the Arrangement Agreement, all out-of-pocket third party transaction expenses incurred in connection with the Arrangement Agreement and the Plan of Arrangement and the transactions contemplated thereunder, including all costs, expenses and fees of the Company and the Blackstone Filing Parties incurred prior to or after the Effective Time in connection with, or incidental to, the Arrangement Agreement and Plan of Arrangement, shall be paid by the party incurring such expenses, whether or not the Arrangement is consummated.

The Arrangement Agreement provides that if the Company Shareholder Approvals for the Arrangement are not obtained and certain other conditions are satisfied, the Purchaser must pay the Purchaser Termination Fee to the Company, which would defray a portion of the Company’s out-of-pocket fees, costs and expenses incurred in connection with the Arrangement. The Arrangement Agreement also provides that the Company will be required to pay the Company Termination Fee to the Purchaser if the Arrangement Agreement is terminated and certain other conditions are satisfied. See “Arrangement Agreement – Termination Fees”.

Financing of the Arrangement

In connection with the closing of the Arrangement, the Purchaser will cause an aggregate of approximately $3 billion to be paid to the Company Shareholders (other than Blackstone and any Dissenting Shareholders), and holders of Deferred Share Units, Performance Share Units, Stock Options, and Preferred Units. In connection with the Arrangement, the Purchaser expects to cause the outstanding indebtedness under the Company’s revolving credit facility, if any, to be repaid in full. The Purchaser also expects certain of the Company’s mortgage loans to be repaid or remain outstanding.

The Purchaser currently intends to obtain debt financing to be provided in connection with the Arrangement. In addition, it is expected that Blackstone will contribute equity to the Purchaser for the purpose of funding the acquisition costs (including the Consideration) that are not covered by such debt financing.

In addition to the payment of the Consideration, the funds to be obtained from the debt and equity financing may be used for purposes such as reserves, the refinancing of certain of the Company’s existing debt, funding working capital requirements, and for other costs and expenses related to the financing and the Arrangement. The Purchaser currently believes that the funds to be borrowed under the potential debt financing would be secured by, among other things, a first priority mortgage lien on certain properties which are wholly owned by the Company, certain escrows and reserves and such other pledges and security required by the lenders to secure and perfect their interests in the applicable collateral, and that such debt financing would be conditioned on the Arrangement being completed and other customary conditions for similar financings.

The Arrangement Agreement does not contain a financing condition or a “market MAC” condition to the closing of the Arrangement. The Company has agreed to use commercially reasonable efforts to provide, and to cause the Company Subsidiaries to use their commercially reasonable efforts to provide, all customary cooperation reasonably requested in writing by the Company in connection with the arrangement of debt financing with respect to the Company’s or the Company Subsidiaries’ real property. For more information, see the sections entitled “Arrangement Agreement – Financing Cooperation” and “Arrangement Agreement – Conditions to the Transaction.”

Intentions of Directors and Executive Officers

In connection with the proposed Arrangement, each of the directors and executive officers of the Company has advised the Company that they intend to vote or cause to be voted all Common Shares beneficially held by them, if any, in favour of the Arrangement Resolution.

Accounting Treatment of the Arrangement

The Arrangement will be accounted for in accordance with International Financial Reporting Standards (IFRS). The Company is of the view that the Arrangement would constitute a change of control under IFRS.

Arrangements between Tricon and Security Holders

Except as otherwise described in this Circular, Tricon has not made or proposed to be made any agreement, commitment or understanding with a security holder of Tricon relating to the Arrangement.

INFORMATION CONCERNING THE PURCHASER AND BLACKSTONE

Pursuant to Rule 13e-3 and related rules under the U.S. Exchange Act, the Blackstone Filing Parties are required to set forth certain information regarding themselves, their directors and executive officers, and other persons in control of the Blackstone Filing Parties. Information regarding the directors, executive officers and control persons of the Blackstone Filing Parties are set out in “Exhibit “B” – Directors, Executive Officers and Control Persons of The Blackstone Filing Parties”.

Identities of the Blackstone Filing Parties

Purchaser

The Purchaser is a newly formed unlimited liability company organized under the laws of the Province of British Columbia. The Purchaser was formed to effect the acquisition of the Company by BREP X and BREIT and has conducted no business activities other than those related to the structuring and negotiation of the Arrangement and entering into the Arrangement Agreement. The Purchaser is a wholly owned subsidiary of Intermediate (as defined below). The principal business address of the Purchaser is c/o Blackstone Inc., 345 Park Avenue, New York, New York 10154 and its telephone number is +1 212-583-5000.

Creedence Intermediate Holdings Inc.

Creedence Intermediate Holdings Inc., which we refer to as “Intermediate”, is a newly formed corporation organized under the laws of the Province of British Columbia. Intermediate was formed solely for the purpose of consummating the Arrangement and has conducted no business activities other than those related to the structuring and negotiation of the Arrangement and entering into the Arrangement Agreement. Intermediate is a wholly owned subsidiary of BREP X.

The principal business address of Intermediate is c/o Blackstone Inc., 345 Park Avenue, New York, New York 10154 and its telephone number is +1 212-583-5000.

BREP X

BREP X, a Delaware limited partnership, is a global real estate fund sponsored by Blackstone Inc. Blackstone’s real estate business was founded in 1991 and has $337 billion of investor capital under management. Blackstone is the largest owner of commercial real estate globally, owning and operating assets across every major geography and sector, including logistics, multifamily and single-family housing, office, hospitality and retail. Blackstone’s opportunistic funds seek to acquire undermanaged, well-located assets across the world. The principal business address of BREP X is c/o Blackstone Inc., 345 Park Avenue, New York, New York 10154 and its telephone number is +1 212-583-5000.

BREIT Shareholder

BREIT Shareholder, a Delaware limited liability company, is a wholly owned subsidiary of BREIT and was formed for the purpose of holding Common Shares and Preferred Units. The principal business address of the BREIT Shareholder is c/o Blackstone Real Estate Income Trust, Inc., 345 Park Avenue, New York, New York 10154 and its telephone number is +1 212-583-5000.

BREIT

BREIT, a Maryland corporation, is the ultimate parent of BREIT Shareholder. BREIT is a perpetual-life, institutional quality real estate investment platform that brings private real estate to income focused investors. BREIT invests primarily in stabilized, income generating U.S. commercial real estate across key property types and to a lesser extent in real estate debt investments. BREIT, under the oversight of its majority independent board of directors, is externally managed by a subsidiary of Blackstone Inc. (NYSE: BX), a global leader in real estate investing. Further information is available at www.breit.com. The principal business address of BREIT is 345 Park Avenue, New York, New York 10154 and its telephone number is +1 212-583-5000.

BREIT OP

BREIT OP is a Delaware limited partnership. BREIT is the sole general partner and majority limited partner of BREIT OP, and BREIT owns substantially all of its assets through BREIT OP.

The principal business address of BREIT OP is 345 Park Avenue, New York, New York 10154 and its telephone number is +1 212-583-5000.

Blackstone Real Estate Associates X L.P.

Blackstone Real Estate Associates X L.P., which we refer to as the “BREP X GP”, is a Delaware limited partnership. The BREP X GP is a limited partnership that was formed for the purpose of acting as general partner to BREP X and other investment entities.

The principal business address of BREP X GP is c/o Blackstone Inc., 345 Park Avenue, New York, New York 10154 and its telephone number is +1 212-583-5000.

Agreements Involving the Company Securities

In addition to the Support Agreement, BREIT Shareholder is a party to the following agreements involving the Company’s securities.

Credit Facility.

BREIT Shareholder is party to a margin loan agreement (the “Credit Facility”), in its capacity as borrower, with Citibank, N.A., as the administrative agent and the calculation agent and the lenders party thereto. The Credit Facility provides for borrowings in U.S. dollars in an initial principal amount not to exceed $150 million in the aggregate. The Credit Facility is scheduled to mature on July 21, 2025, but BREIT Shareholder has the ability to prepay any outstanding amounts prior to maturity. The Credit Facility is secured by a security interest in substantially all of BREIT Shareholder’s assets. BREIT Shareholder’s available credit under the Credit Facility is determined by the mark-to-market value of the pledged collateral. Borrowings under the Credit Facility bear interest at Term SOFR or the Base Rate, in each case plus an applicable margin equal to 2.35% for borrowings that reference Term SOFR and 1.35% for borrowings that reference the Base Rate. BREIT Shareholder is also obligated to pay other fees that are customary for a credit facility of this size and type.

PIPE LLC Agreement.

BREIT Shareholder, as assignee of BREIT Debt Parent LLC, is a party to the PIPE LLC Agreement, which provides for the rights and privileges attaching to the Preferred Units. The Preferred Units are exchangeable into Common Shares at any time at the option of the BREIT Shareholder at the Exchange Price (as defined in the PIPE LLC Agreement), which is currently $8.50. The Exchange Price is subject to anti-dilution adjustment from time to time in accordance with the terms of the Preferred Units.

Investor Rights Agreement.

The Company and BREIT Shareholder, as assignee of BREIT Debt Parent LLC, are party to the Investor Rights Agreement, pursuant to which BREIT Shareholder, subject to ownership requirements enumerated in the Investor Rights Agreement, is entitled to: (a) participation rights with respect to future offerings of Common Shares and securities exchangeable for, convertible into or exchangeable into Common Shares (excluding certain exempt issuances); (b) registration rights with respect to the Common Shares; (c) board nomination rights; and (d) certain other governance rights, including the right to approve certain actions proposed to be taken by the Company and the Company Subsidiaries. In particular, BREIT Shareholder is entitled to designate one nominee for election to the Company Board for so long as BREIT Shareholder beneficially owns or controls at least 35% of the Preferred Units originally acquired by an affiliate of BREIT Shareholder or 5% of the Common Shares on an as-exchanged basis.

Exchange and Support Agreement.

The Company, PIPE LLC and BREIT Shareholder, as assignee of BREIT Debt Parent LLC, are party to an exchange and support agreement providing for, among other things, the grant by the Company to each holder of Preferred Units, from time to time, of the right to exchange Preferred Units for Common Shares on terms substantially identical to the exchange right provided for in the PIPE LLC Agreement.

Subordinated Guarantee Agreement.

The Company and BREIT Shareholder, as assignee of BREIT Debt Parent LLC, are party to a subordinated guarantee agreement, pursuant to which the Company, as guarantor, guarantees all of the obligations of PIPE LLC pursuant to the terms of the Preferred Units. Such guarantee ranks junior to any senor indebtedness of the Company.

INFORMATION CONCERNING TRICON

General

Founded in 1988, Tricon is a corporation governed by the OBCA. The Company’s head and registered office is located at 7 St. Thomas Street, Suite 801, Toronto, Ontario, M5S 2B7, telephone: (416) 323-2482. The Company owns, operates, and develops a growing portfolio of approximately 38,000 single-family rental homes in the U.S. Sun Belt and multi-family apartments in Toronto, Canada and provides a superior resident experience through its tech-enabled platform and operating teams.

Description of Share Capital

The Company is authorized to issue an unlimited number of Common Shares. As of the Record Date: (i) 294,859,359 Common Shares, inclusive of 752,477 Restricted Shares, were issued and outstanding, and (ii) 115,325 Preferred Units were issued and outstanding (excluding the 180,000 Preferred Units held by the Company following the exchange thereof for Common Shares by BREIT Shareholder). Each Preferred Unit is exchangeable for Common Shares at the Exchange Price in accordance with the terms of the PIPE LLC Agreement.

The Common Shares are listed on the TSX and the NYSE under the symbol “TCN”.

Dividend Policy

All dividends paid by the Company are subject to declaration by the Company Board. Prior to the date of the Arrangement Agreement, the Company paid quarterly dividends of $0.058 per share on its Common Shares. In October 2021, the Company announced its intention to change the denomination of its quarterly dividends declared and paid on Common Shares to U.S. dollars from Canadian dollars. Pursuant to the Arrangement Agreement, the Consideration will be reduced by the amount of any dividends or other distributions paid to holders of Common Shares during the pendency of the Arrangement (other than the Return of Capital Distribution, if applicable). Accordingly, the Company intends to suspend the payment of quarterly dividends on the Common Shares during this period and has also agreed that the Company’s Dividend Reinvestment Plan will be suspended. The Company intends to continue paying quarterly distributions on the Preferred Units in accordance with the terms of the PIPE LLC Agreement through the Interim Period. If the Arrangement Agreement is terminated, the Company intends to resume declaring and paying regular quarterly dividends on the Common Shares and to reinstate the Dividend Reinvestment Plan.

The table below sets out the amount of cash dividends paid by the Company on its Common Shares in each of the three most recently completed fiscal years.

Year ended	Cash Dividend per Common Share (Annualized)

2021	C$0.280

2022	US$0.232

2023	US$0.232

Pursuant to the Arrangement Agreement and the Plan of Arrangement, the Company is permitted to make the Return of Capital Distribution, if requested by the Purchaser, as part of the steps implementing the Plan of Arrangement. See “The Arrangement – Implementation of the Arrangement”.

Commitments to Acquire Securities of Tricon

None of the Company and its directors and executive officers or, to the knowledge of the directors and executive officers of the Company, any of their respective associates or affiliates, any other insiders of the Company, any person acting jointly or in concert with the Company, or their respective associates or affiliates, other than Blackstone as described below, has made any agreement, commitment or understanding to acquire securities of the Company.

Pursuant to the terms and subject to the conditions of the Arrangement Agreement, the Purchaser has committed to acquire all of the Common Shares. Pursuant to the Support Agreement, BREIT Shareholder agreed, subject to the terms thereof, to, among other things, exchange at least 180,000 of its 240,000 Preferred Units into Common Shares prior to the Record Date, and the balance of its Preferred Units into Common Shares prior to the Effective Date. Pursuant to the Support Agreement, on February 9, 2024, BREIT Shareholder exchanged 180,000 of its Preferred Units into 21,308,382 Common Shares. Pursuant to the PIPE LLC Agreement, exchanges of Preferred Units may be effected by the Company acquiring such Preferred Units pursuant to the Optional Tricon Call Right (as defined in the PIPE LLC Agreement). The Company acquired such 180,000 Preferred Units on February 9, 2024 in exchange for the issuance of 21,308,382 Common Shares at the Exchange Price pursuant to the Optional Tricon Call Right. See “Arrangement Agreement – Support Agreement”.

Pursuant to the terms and subject to the conditions of the Arrangement Agreement, the Company shall cause PIPE LLC to deliver a Change of Control Redemption Notice (as defined in the PIPE LLC Agreement) with respect to all the Preferred Units that complies in all material respects with the specifications and timing requirements of the PIPE LLC Agreement. The Change of Control Redemption Notice will state that PIPE LLC is exercising its Change of Control Redemption Right (as defined in the PIPE LLC Agreement) to redeem all of the Preferred Units effective as of, and conditioned upon, the occurrence of the Effective Time. Pursuant to the PIPE LLC Agreement, a holder of Preferred Units may also exercise an Optional Tricon Put Right or deliver an Optional Exchange Notice (each as defined in the PIPE LLC Agreement) after receipt of the Change of Control Redemption Notice for the exchange of such Preferred Units into Common Shares prior to the Effective Time, which exchange may be effected by the Company acquiring such Preferred Units pursuant to the Optional Tricon Call Right (as defined in the PIPE LLC Agreement).

Previous Purchases and Sales

The following table sets forth the details regarding all issuances and awards of securities of the Company, as applicable, including securities exercisable, redeemable or convertible into securities of the Company, during the 12-month period preceding the date hereof (other than the issuance of Common Shares detailed below under the heading “Previous Distributions”).

Date of Issuance / Award	Security Issued / Awarded	Reason for Issuance / Award	Number of Securities Issued / Awarded		Price

April 17, 2023	Restricted Shares(1)	Restricted Shares awarded under Restricted Share Plan	4,597.18	(2)	US$7.9286

July 17, 2023	Restricted Shares(1)	Restricted Shares awarded under Restricted Share Plan	4,075.13	(2)	US$9.0088

October 16, 2023	Restricted Shares(1)	Restricted Shares awarded under Restricted Share Plan	5,223.39	(2)	US$7.0731

December 15, 2023	Restricted Shares(1)	Restricted Shares awarded under Restricted Share Plan	78,014		C$11.8971

December 15, 2023	Restricted Shares(1)	Restricted Shares awarded under Restricted Share Plan	27,569		US$8.8685

January 15, 2024	Restricted Shares(1)	Restricted Shares awarded under Restricted Share Plan	4,664.31	(2)	US$8.9546

January 29, 2024	Restricted Shares(1)	Restricted Shares awarded under Restricted Share Plan	123.24	(2)	US$11.03

April 14, 2023	DSUs	DSUs awarded under DSU Plan	16,631.77	(3)	C$10.71

April 17, 2023	DSUs	DSUs awarded under DSU Plan	17,463.91	(3)	C$10.55

July 14, 2023	DSUs	DSUs awarded under DSU Plan	14,745.37	(3)	C$12.08

July 17, 2023	DSUs	DSUs awarded under DSU Plan	14,964.04	(3)	C$12.02

October 16, 2023	DSUs	DSUs awarded under DSU Plan	19,682.06	(3)	C$9.55

December 15, 2023	DSUs	DSUs awarded under DSU Plan	419,393.08		US$9.22

January 15, 2024	DSUs	DSUs awarded under DSU Plan	14,782.74	(3)	C$12.26

January 16, 2023	PSUs	PSUs awarded under PSU Plan	7,451.88	(4)	US$8.35

March 6, 2023	PSUs	PSUs awarded under PSU Plan	283,790.45		N/A(5)

April 17, 2023	PSUs	PSUs awarded under PSU Plan	6,591.77	(4)	C$10.55

July 17, 2023	PSUs	PSUs awarded under PSU Plan	5,751.25	(4)	C$12.02

October 16, 2023	PSUs	PSUs awarded under PSU Plan	7,544.30	(4)	C$9.55

December 15, 2023	PSUs	PSUs awarded under PSU Plan	332,218.58		C$12.37

January 15, 2024	PSUs	PSUs awarded under PSU Plan	7,911.51	(4)	C$12.26

March 6, 2023	Stock Options	Stock Options awarded under Stock Option Plan	112,000		C$11.27

Notes:

(1)	Purchased on the secondary market pursuant to the Restricted Share Plan.
(2)	Purchased on the secondary market in connection with the reinvestment of dividends pursuant to the Dividend Reinvestment Plan.
(3)	Awarded as dividend equivalents pursuant to the DSU Plan.
(4)	Awarded as dividend equivalents pursuant to the PSU Plan.
(5)	Awarded upon application of a 2x Performance Multiplier (as defined in the PSU plan) to existing PSUs.

Previous Purchases and Sales of Schedule 13E-3 Filing Persons

Other than as set forth above under “Information Concerning Tricon – Commitments to Acquire Securities of Tricon”, the following table sets forth the details regarding all purchases by the Company of securities of the Company, including securities exercisable, redeemable or convertible into securities of the Company, during the 24-month period preceding the date hereof, all of which were purchases made by the Company pursuant to its normal course issuer bid that expired on October 17, 2023:

Time Period	Number	Security	Price per Security Range		Average Price per Security
			Low	High

Q4 2022	338,100	Common Shares	C$9.92	C$11.50	C$10.73

	339,566	Common Shares	US$4.83	US$8.55	US$7.68

Q1 2023	525,267	Common Shares	C$10.64	C$11.50	C$11.22

	523,413	Common Shares	US$7.83	US$8.56	US$8.33

Transactions in Common Shares by the Blackstone Filing Parties

Other than the execution and delivery of the Arrangement Agreement and the exchange by BREIT Shareholder on February 9, 2024 of 180,000 Preferred Units for 21,308,382 Common Shares in accordance with their terms as described in “Information Concerning Tricon – Commitments to Acquire Securities of Tricon”, (i) during the past two years there have been no purchases of Common Shares by any of the Blackstone Filing Parties and (ii) in the past 60 days there have been no transactions in Common Shares by any of the Blackstone Filing Parties, any of the entities or individuals identified in Exhibit “B”, any of their associates or majority-owned subsidiaries nor any pension, profit-sharing or similar plan of any of the foregoing persons.

Previous Distributions

Except as disclosed below, no Common Shares were issued by the Company during the five (5) years preceding the date of this Circular.

Public Distributions, Private Placements, Conversions and Exchanges

The table below sets out the number of Common Shares and securities exercisable, redeemable or convertible into Common Shares (other than Incentive Securities) issued during the five (5)-year period preceding the date of this Circular (other than Common Shares issued in connection with the exercise or settlement of the Incentive Securities or pursuant to the Dividend Reinvestment Plan).

Date of Issuance	Security Issued	Reason for Issuance	Number of Securities Issued	Price per Security	Aggregate Gross Proceeds to the Company

September 3, 2020	Preferred Units	Private Placement	300,000(1)	US$1,000	US$300,000,000.00
June 8, 2021	Common Shares	2021 Bought Deal	15,224,226	C$13.00	C$197,914,938.00
June 8, 2021	Common Shares	Private Placement	256,499(2)	C$13.00	C$3,334,487.00
June 24, 2021 – September 8, 2021	Common Shares	Conversion of Debentures	16,190,525	C$12.88 to C$13.45	N/A
September 9, 2021	Common Shares	Redemption of Debentures	259,455	C$14.88	N/A
October 12, 2021	Common Shares	U.S. IPO	41,400,000	US$11.75	US$486,450,000.00
October 12, 2021	Common Shares	Private Placement	4,848,746(3)	US$11.75	US$56,972,765.50
March 2, 2022	Common Shares	Issuance to a holder of Preferred Units in exchange for Preferred Units	554,832(4)	US$8.50(5)	N/A
February 9, 2024	Common Shares	Issuance to BREIT Shareholder in exchange for Preferred Units	21,308,382(4)	US$8.50(5)	N/A

Notes:

(1)	Private Placement included the issuance of 240,000 Preferred Units to an affiliate of BREIT Shareholder for aggregate gross proceeds to the Company of $240,000.
(2)

Issued to an affiliate of BREIT in connection with the exercise of the over-allotment option in respect of the 2021 Bought Deal pursuant to the exercise of an affiliate of BREIT’s participation right under the Investor Rights Agreement.

(3)	Issued to an affiliate of BREIT in connection with the U.S. IPO pursuant to the exercise of an affiliate of BREIT’s participation right under the Investor Rights Agreement.
(4)	Includes Common Shares issued at the Exchange Price in respect of accrued distributions on the Preferred Units being exchanged pursuant to the PIPE LLC Agreement.
(5)	Represents the Exchange Price in respect of an exchange for Common Shares pursuant to the PIPE LLC Agreement.

Shares Issued Upon Settlement of Deferred Share Units

The table below sets out the number of Common Shares that were issued by the Company upon the settlement of Deferred Share Units on an annual basis for the five (5)-year period preceding the date of this Circular.

Year of Issuance	Number of Common Shares Issued	Average Price per Common Share	Aggregate Gross Proceeds to the Company

January 1, 2024 – February 14, 2024	22,534	C$12.13	N/A
Fiscal Year ended December 31, 2023	356,941	C$11.64	N/A
Fiscal Year ended December 31, 2022	487,079	C$13.96	N/A
Fiscal Year ended December 31, 2021	418,276	C$16.05	N/A
Fiscal Year ended December 31, 2020	207,039	C$11.10	N/A
February 1, 2019 – December 31, 2019	205,456	C$10.61	N/A

Shares Issued Upon Exercise of Stock Options

The table below sets out the number of Common Shares that were issued by the Company upon exercise of Stock Options for the five (5)-year period preceding the date of this Circular.

Year of Issuance	Number of Common Shares Issued	Average Exercise Price per Common Share	Aggregate Gross Proceeds to the Company

January 1, 2024 – February 14, 2024	0	N/A	N/A
Fiscal Year ended December 31, 2023	57,607	C$8.85	$0(1)
Fiscal Year ended December 31, 2022	4,262	C$9.81	$0(1)
Fiscal Year ended December 31, 2021	98,916	C$10.37	$0(1)
Fiscal Year ended December 31, 2020	291,832	C$7.87	C$1,270,950
February 1, 2019 – December 31, 2019	73,263	C$7.47	C$60,000

Notes:

(1)	Represents cashless Stock Option exercises as provided under the Stock Option Plan.

Shares Issued pursuant to the Dividend Reinvestment Plan

The table below sets out the number of Common Shares that were issued by the Company pursuant to the Dividend Reinvestment Plan for the five (5)-year period preceding the date of this Circular.

Year of Issuance	Number of Common Shares Issued	Average Issue Price per Common Share	Aggregate Gross Proceeds to the Company

January 1, 2024 – February 14, 2024	142,889	US$8.95	N/A
Fiscal Year ended December 31, 2023	554,906	US$8.00	N/A
Fiscal Year ended December 31, 2022	323,048	US$12.37	N/A
Fiscal Year ended December 31, 2021	531,667	US$10.67(1)	N/A
Fiscal Year ended December 31, 2020	584,974	US$7.50(1)	N/A
January 1, 2019 – December 31, 2019	491,716	US$7.71(1)	N/A

Notes:

(1)

All dividends paid prior to October 2021, which were denominated in Canadian dollars, have been converted to United States dollars using the average Bank of Canada exchange rate for the applicable year of payment.

Trading in Shares

The Common Shares are listed and posted for trading on the TSX and the NYSE under the symbol “TCN”. The following table summarizes the high and low closing market prices and the trading volumes of the Common Shares on the TSX and the NYSE for each of the periods indicated, based on historical TSX data obtained from TMX Datalinx and historical NYSE data obtained from LSEG Eikon:

	TSX			NYSE

Calendar Period	High	Low	Volume	High	Low	Volume

	(C$)			(US$)

August 2023	12.50	10.75	10,045,935	9.41	7.92	19,840,131

September 2023	11.67	9.87	9,686,299	8.62	7.28	14,025,618

October 2023	10.17	9.03	12,389,953	7.45	6.53	36,983,551

November 2023	11.15	9.12	9,982,855	8.11	6.57	25,560,155

December 2023	12.41	10.55	10,971,440	9.35	7.78	40,853,992

January 2024	15.04	11.59	30,364,350	11.15	8.57	233,183,209

February (1 to 14) 2024	15.00	14.74	6,931,311	11.08	11.01	54,548,528

The closing price per Common Share on January 18, 2024, the last trading day on the TSX and the NYSE before the public announcement of the Arrangement was C$11.65 per Common Share on the TSX and US$8.63 on the NYSE.

The following table summarizes the high and low closing market prices and the trading volumes the Common Shares on the TSX and the NYSE for each quarter since the first quarter of 2022, based on historical TSX data obtained from TMX Datalinx and historical NYSE data obtained from LSEG Eikon:

	TSX			NYSE

	High	Low	Volume	High	Low	Volume

	(C$)			(US$)

2022
Q1	21.58	17.28	56,902,456	17.23	13.61	43,640,205
Q2	20.24	12.20	46,119,484	16.21	9.33	62,972,885
Q3	15.70	11.59	34,746,818	12.19	8.44	45,229,220
Q4	12.62	9.80	46,006,328	9.29	7.19	65,584,263
2023
Q1	12.39	10.01	44,744,639	9.30	7.29	66,419,737
Q2	11.76	10.22	28,999,709	8.92	7.60	51,796,228
Q3	12.55	9.87	26,810,853	9.56	7.28	47,983,357
Q4	12.41	9.03	33,344,248	9.35	6.53	103,397,698

Interest of Informed Persons in Material Transactions

Except as otherwise described elsewhere in this Circular (including disclosure of the share ownership of Blackstone and as discussed in “Certain Legal Matters – Interest of Certain Persons in the Arrangement; Benefits from the Arrangement”), to the knowledge of the directors and executive officers of the Company, no director or officer of the Company, or person who beneficially owns, or controls or directs, directly or indirectly, more than 10% of the Common Shares, or director or officer of such person, or associate or affiliate of the foregoing has any interest, direct or indirect, in any transaction since January 1, 2023 or in any proposed transaction which has materially affected or would materially affect the Company or any of the Company Subsidiaries.

Material Changes in the Affairs of the Company

Except as described in this Circular, the directors and executive officers of the Company are not aware of (i) any plans or proposals for material changes in the affairs of the Company; (ii) any plans, proposals, or negotiations that would result in changes to Tricon’s charter, bylaws or other governing instruments; and (iii) any material corporate events during the last two (2) years concerning any mergers, consolidations, acquisition, sale of a material amount of assets of the Company.

Selected Historical Financial Information

Set forth below is certain selected historical financial data relating to the Company, which has been derived from the Company’s audited consolidated annual financial statements of the Company as at and for the financial years ended December 31, 2022 and 2021, together with the notes thereto and the auditor’s report thereon, which was filed on SEDAR+ on March 1, 2023 and with the SEC as Exhibit 99.3 to Amendment No. 1 to Form 40-F on March 2, 2023; and the unaudited condensed interim consolidated financial statements of the Company for the three and nine months ended September 30, 2023, together with the notes thereon, which was filed on SEDAR+ on November 7, 2023 and furnished to the SEC as Exhibit 99.1 to the Company’s Report on Form 6-K on November 7, 2023.

The information is only a summary and should be read in conjunction with the audited financial statements and other financial information of the Company contained in: (a) the annual information form of the Company for the year ended December 31, 2022 filed on SEDAR+ on March 1, 2023 and filed with the SEC as Exhibit 99.1 to Form 40-F on March 1, 2023; (b) the audited consolidated annual financial statements of the Company as at and for the financial years ended December 31, 2022 and 2021, together with the notes thereto and auditor’s report thereon, which was filed on SEDAR+ on March 1, 2023 and with the SEC as Exhibit 99.3 to Amendment No. 1 to Form 40-F on March 2, 2023; (c) the management’s discussion and analysis of financial condition and results of operations of the Company for the year ended December 31, 2022, which was filed on SEDAR+ on March 1, 2023 and filed with the SEC as Exhibit 99.2 to Amendment No. 1 to Form 40-F on March 2, 2023; (d) the unaudited condensed interim consolidated financial statements of the Company for the three and nine months ended September 30, 2023, together with the notes thereon, which was filed on SEDAR+ on November 7, 2023 and furnished to the SEC as Exhibit 99.1 to the Company’s Report on Form 6-K on November 7, 2023; and (e) the management’s discussion and analysis of financial condition and results of operations of the Company for the three and nine months ended September 30, 2023, which was filed on SEDAR+ on November 7, 2023 and filed with the SEC as Exhibit 99.2 to Form 6-K on November 7, 2023.

More comprehensive financial information is included in such reports and other documents, and the following summary is qualified in its entirety by reference to such reports and other documents and all of the financial information and notes contained in those documents. See “Information Concerning Tricon – Additional Information”.

The Company’s annual consolidated financial statements for the financial year ended December 31, 2022 have been audited by PricewaterhouseCoopers LLP, Chartered Professional Accountants, Toronto, Canada. The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and presented in U.S. dollars.

The reports of PricewaterhouseCoopers LLP included or incorporated by reference in this Circular refer exclusively to the historical financial statements described herein and do not extend to the prospective financial information and other information included in this Circular and should not be read to do so.

Consolidated Balance Sheets

The following table summarizes the Company’s consolidated balance sheet as at the end of the financial years ended December 31, 2022 and 2021, and as at the end of the third quarter ended September 20, 2023:

Consolidated Balance Sheets

(Stated in thousands of U.S. dollars)

	September 30, 2023	December 31, 2022	December 31, 2021

Current assets

Cash	$172,787	$204,303	$176,894

Amounts receivables	38,671	24,984	41,582

Prepaid expenses and deposits	23,348	37,520	32,946

	234,806	266,807	251,422

Non-current assets

Rental properties	$12,122,107	$11,445,659	$7,978,396

Equity-accounted investments in multi-family rental properties	21,078	20,769	199,285

Equity-accounted investments in Canadian residential developments	118,327	106,538	98,675

Canadian development properties	159,902	136,413	133,250

Investments in U.S. residential developments	154,814	138,369	143,153

Restricted cash	142,673	117,300	123,329

Goodwill	29,726	29,726	29,726

Deferred income tax assets	80,017	75,062	96,945

Intangible assets	5,630	7,093	9,324

Other assets	108,350	96,852	84,749

Derivative financial instruments	4,897	10,358	363

	12,947,521	12,184,139	8,897,195

Total assets	$13,182,327	$12,450,946	$9,148,617

Current liabilities

Amounts payable and accrued liabilities	$205,359	$138,273	$102,954

Resident security deposits	83,874	79,864	56,785

Dividends payable	15,834	15,861	15,821

Current portion of long-term debt	624,962	757,135	254,805

	930,029	991,133	430,365

Non-current liabilities

Long-term debt	$5,062,495	$4,971,049	$3,662,628

Due to Affiliate	260,977	256,824	256,362

Derivative financial instruments	32,097	51,158	230,305

Deferred income tax liabilities	622,104	591,713	461,689

Limited partners’ interests in single-family rental business	2,275,349	1,696,872	947,452

Long-term incentive plan	25,795	25,244	21,431

Performance fees liability	40,343	39,893	48,358

Other liabilities	33,471	30,035	28,958

	8,352,631	7,662,788	5,657,183

Total liabilities	$9,282,660	$8,653,921	$6,087,548

	September 30, 2023	December 31, 2022	December 31, 2021

Equity

Share capital	2,121,953	2,124,618	2,114,783

Contributed surplus	25,682	21,354	22,790

Cumulative translation adjustment	6,684	6,209	22,842

Retained earnings	1,741,413	1,638,068	893,379

Equity attributable to owners of Tricon	3,895,732	3,790,249	3,053,794

Attributable to non-controlling interest	3,935	6,776	7,275

Total equity	3,899,667	3,797,025	3,061,069

Total liabilities and equity	$13,182,327	$12,450,946	$9,148,617

Consolidated Statement of Income and Comprehensive Income

The following table summarizes the Company’s consolidated statement of income and comprehensive income as at the end of the financial years ended December 31, 2022 and 2021, and as at the end of the third quarter ended September 30, 2023:

Consolidated Statements of Income

(Stated in thousands of U.S. dollars, except share and per share amounts)

	September 30, 2023	December 31, 2022	December 31, 2021

Revenue from single-family rental properties	$588,537	$645,585	$445,915

Direct operating expenses	(194,407)	(209,089)	(149,940)

Net operating income from single-family rental properties	394,130	436,496	295,975

Revenue from strategic capital services	$34,831	$160,088	$50,693

Income from equity-accounted investments in multi-family rental properties	529	1,550	2,255

Income from equity-accounted investments in Canadian residential developments	2,734	11,198	8,200

Other income	322	10,886	4,786

Income from investments in U.S. residential developments	23,847	16,897	31,726

Compensation expense	(63,182)	(99,256)	(89,951)

Performance fees expense	(700)	(35,854)	(42,272)

General and administration expense	(59,625)	(58,991)	(41,420)

Gain (loss) on debt modification and extinguishment	1,326	(6,816)	(3,497)

Transaction costs	(13,173)	(18,537)	(13,260)

Interest expense	(236,221)	(213,932)	(147,680)

Fair value gain on rental properties	208,907	858,987	990,575

Fair value loss on Canadian development properties	–	(440)	10,098

Realized and unrealized gain on derivative financial instruments	20,777	184,809	(220,177)

Amortization and depreciation expense	(13,067)	(15,608)	(12,129)

Realized and unrealized foreign exchange (loss) gain	69	498	(2,934)

Net change in fair value of limited partners’ interests in single-family rental business	(118,543)	(297,381)	(185,921)

	September 30, 2023	December 31, 2022	December 31, 2021

Income before income taxes from continuing operations	$182,961	$934,594	$635,067

Income tax recovery (expense) – current	(1,737)	33,959	43,427

Income tax expense – deferred	(23,930)	(189,179)	(219,137)

Income from continuing operations	$157,294	$779,374	$459,357

Basic earnings per share from continuing operations	0.56	2.82	2.07

Diluted earnings per share from continuing operations	0.48	1.98	2.05

Income(loss) before income taxes from discontinued operations	-	37,738	(4,146)

Income tax expense – current	-	(43,114)	(46,502)

Income tax expense – deferred	-	40,482	40,818

Net income (loss) from discontinued operations	-	35,106	(9,830)

Attributable to:

Shareholders of Tricon	152,450	808,941	445,255

Non-controlling interest	4,844	5,539	4,272

Net Income	$157,294	$814,480	$449,527

Basic earnings per share attributable to shareholders of Tricon	0.56	2.95	2.03

Diluted earnings per share attributable to shareholders of Tricon	0.48	2.09	2.00

Weighted average shares outstanding – basic	273,738,512	274,483,264	219,834,130

Weighted average shares outstanding – diluted	310,341,448	311,100,493	222,118,737

Consolidated Statements of Comprehensive Income

(Stated in thousands of U.S. dollars)

	September 30, 2023	December 31, 2022	December 31, 2021

Income for the period	$157,294	$814,480	$449,527

Other comprehensive income:

Items that will be reclassified subsequently to net income:

Cumulative translation reserve	475	(16,633)	(553)

Other comprehensive income for the period	$157,769	$797,847	$448,974

Attributable to:

Shareholders of Tricon	152,925	792,308	444,702

Non-controlling interest	4,844	5,539	4,272

Total comprehensive income for the period	$157,769	$797,847	$448,974

Consolidated Statement of Changes in Equity

The following table summarizes the Company’s consolidated statement of changes in equity as at the end of the financial years ended December 31, 2022 and 2021, and as at the end of the third quarter ended September 30, 2023:

Consolidated Statements of Equity

(Stated in thousands of U.S. dollars)

	September 30, 2023	December 31, 2022	December 31, 2021
Share capital

Opening balance	$2,124,618	$2,114,783	$1,192,963

Bought deal offering	-	-	161,842

Debentures conversion	-	-	206,798

U.S. initial public offering and private placement	-	-	547,605

Dividends/Dividend reinvestment plan	3,315	3,995	5,674

Repurchase of common shares	(7,112)	(4,580)	-

Stock-based compensation	1,241	2,655	2,957

Preferred units exchanged	-	8,015	-

Shares reserved for restricted share awards	(109)	(250)	(3,056)

Closing balance	$2,121,953	$2,124,618	$2,114,783

Contributed surplus

Opening balance	$21,354	$22,790	$19,738

Stock-based compensation	5,786	509	3,052

Tax adjustment for equity issuance costs	(1,458)	(1,945)	-

Closing balance	$25,682	$21,354	$22,790

Cumulated translation adjustment

Opening balance	$6,209	$22,842	$23,395

Cumulative translation reserve	475	(16,633)	(553)

Closing balance	$6,684	$6,209	$22,842

Retained earnings

Opening balance	$1,638,068	$893,379	499,000

Net income	152,450	808,941	445,255

Dividends/Dividend reinvestment plan	(47,468)	(63,479)	(50,876)

Repurchase of common shares	(1,637)	(773)	-

Closing balance	$1,741,413	$1,638,068	$893,379

Total shareholders’ equity

Opening balance	$3,790,249	$3,053,794	$1,735,096

Net income	152,450	808,941	445,255

Bought deal offering	-	-	161,842

Cumulative translation reserve	475	(16,633)	(553)

U.S. initial public offering and private placement	-	-	547,605

Dividends/Dividend reinvestment plan	(44,153)	(59,484)	(45,202)

Debentures conversion	-	-	206,798

Repurchase of common shares	(8,749)	(5,353)	-

	September 30, 2023	December 31, 2022	December 31, 2021

Stock-based compensation	7,027	3,164	6,009

Preferred units exchanged	-	8,015	-

Shares reserved for restricted share awards	(109)	(250)	(3,056)

Tax adjustment for equity issuance costs	(1,458)	(1,945)	-

Closing balance	$3,895,732	$3,790,249	$3,053,794

Non-controlling interests

Opening balance	$6,776	$7,275	$8,142

Income for the period	4,844	5,539	4,272

Distributions to non-controlling interest	(7,685)	(6,038)	(5,139)

Closing balance	$3,935	$6,776	$7,275

Total equity	$3,899,667	$3,797,025	$3,061,069

Consolidated Statement of Cash Flows

The following table summarizes the Company’s consolidated statement of cash flows as at the end of the financial years ended December 31, 2022 and 2021, and as at the end of the third quarter ended September 30, 2023:

Consolidated Statements of Cash Flows

(Stated in thousands of U.S. dollars)

	September 30, 2023	December 31, 2022	December 31, 2021

Cash generated from operating activities before interest and tax

Net income	$ 157,294	$814,480	$449,527

Net (income) loss from discontinued operations	-	(35,106)	9,830

Adjustments for non-cash items	(63,810)	(473,961)	(301,679)

Cash paid for AIP, LTIP and performance fees, net of equity contribution	(8,349)	(78,828)	(24,996)

Advances made to investments	(16,067)	(26,255)	(36,795)

Distributions received from investments	14,797	47,873	71,916

Addition of interest rate caps derivative	(5,502)	-	-

Changes in non-cash working capital items	71,581	18,567	(48,874)

Net cash provided by operating activities from continuing operations	149,944	266,770	118,929

Net cash provided by operating activities from discontinued operations	-	3,499	(12)

Net cash provided by operating activities	$149,944	$270,269	$118,917

Cash flows from investing activities

Acquisition of rental properties	(482,047)	(2,362,185)	(1,835,235)

Capital additions to rental properties	(140,661)	(326,460)	(196,572)

Disposition of rental properties	155,167	80,369	34,528

Disposition of Bryson MPC Holdings LLC	-	11,041	-

	September 30, 2023	December 31, 2022	December 31, 2021

Additions to fixed assets and other non-current assets	(36,373)	(35,983)	(32,875)

Net cash used in investing activities from continuing operations	$(503,914)	$(2,633,218)	$(2,030,154)

Net cash provided by investing activities from discontinued operations	-	212,637	421,774

Net cash used in investing activities	$(503,914)	$(2,420,581)	$(1,608,380)

Cash flows from financing activities

Lease payments	(4,265)	(3,070)	(2,466)

Repurchase of common shares	(8,749)	(5,353)	700,274

Proceeds from corporate borrowing	304,000	300,000	239,212

Repayments of corporate borrowing	(154,294)	(301,453)	(262,335)

Proceeds from rental and development properties borrowing	1,227,049	3,967,704	2,228,218

Repayments of rental and development properties borrowing	(1,423,988)	(2,172,410)	(1,523,625)

Dividends paid	(44,180)	(59,444)	(40,022)

Change in restricted cash	(25,373)	6,029	(25,295)

Contributions from limited partners	494,996	489,387	479,142

Distributions to limited partners	(35,062)	(37,348)	(73,916)

Distributions to non-controlling interests	(7,685)	(6,038)	(5,139)

Net cash provided by financing activities from continuing operations	322,449	2,178,004	1,714,048

Net cash used in financing activities from discontinued operations	-	-	(102,849)

Net cash provided by financing activities	322,449	2,178,004	1,611,199

Effects of exchange rates on cash and cash equivalents	5	(283)	6

Change in cash during the period	(31,516)	27,409	121,742

Cash and cash equivalents - beginning of period	204,303	176,894	55,152

Cash and cash equivalents - end of period	$172,787	$204,303	$176,894

Net Book Value

The net book value per Common Share as of September 30, 2023 was $14.30 based on 272,356,982 issued and outstanding Common Shares as of that date.

Additional Information

Additional financial and other information relating to the Company is included in its most recent unaudited condensed interim consolidated financial statements and audited consolidated annual financial statements, annual and quarterly management’s discussion and analysis and other continuous disclosure documents, which are available on SEDAR+ at www.sedarplus.ca and/or on EDGAR under the Company’s profile at www.sec.gov. Additional copies of this Circular and the documents referred to in the preceding sentence are available upon written request to the Corporate Secretary of the Company, without charge where applicable. The most recent unaudited condensed interim consolidated financial statements will be sent without charge to any Company Shareholder requesting them.

The information listed below and filed with the SEC is hereby incorporated by reference:

•

the audited consolidated annual financial statements of the Company as at and for the financial years ended December 31, 2022 and 2021, together with the notes thereto and auditor’s report thereon, which was filed on SEDAR+ on March 1, 2023 and with the SEC as Exhibit 99.3 to Amendment No. 1 to Form 40-F on March 2, 2023; and

•

the unaudited condensed interim consolidated financial statements of the Company for the three and nine months ended September 30, 2023, together with the notes thereon, which was filed on SEDAR+ on November 7, 2023 and furnished to the SEC as Exhibit 99.1 to the Company’s Report on Form 6-K on November 7, 2023.

Any statement contained in this Circular or in any other document incorporated by reference in this Circular shall be deemed to be modified or superseded to the extent that a statement contained herein or in any other subsequently filed document which is also deemed to be incorporated by reference in this Circular modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document which it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not constitute a part of this Circular except as so modified or superseded.

Because the Arrangement is a going-private transaction under applicable U.S. Securities Laws, the Company, the Purchaser and certain related parties have filed with the SEC a transaction statement on Schedule 13E-3 with respect to the Arrangement. The Schedule 13E-3, including any amendments and exhibits filed or incorporated by reference therein, is available for inspection and copying at Tricon’s principal executive office at 7 St. Thomas Street, Suite 801, Toronto, Ontario, M5S 2B7, Canada, during its regular business hours by any interested equity security holder of Tricon. The Schedule 13E-3 will be amended to report promptly any material changes in the information set forth in the most recent Schedule 13E-3 filed with the SEC.

ARRANGEMENT AGREEMENT

The Arrangement is being implemented in accordance with the terms and subject to the conditions set forth in the Arrangement Agreement. The following is a summary of the material terms of the Arrangement Agreement. This summary does not purport to be complete and may not contain all of the information about the Arrangement Agreement that is important to you. The summary of the material terms of the Arrangement Agreement below and elsewhere in this Circular is qualified in its entirety by reference to the Arrangement Agreement, which has been filed by the Company on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. We urge you to read a copy of the Arrangement Agreement carefully and in its entirety, as the rights and obligations of the Parties are governed by the express terms of the Arrangement Agreement and not by this summary or any other information contained in this Circular.

Effective Date

The Arrangement will become effective commencing at the Effective Time or such other time as agreed to by the Company and the Purchaser in writing before the Effective Date. The Effective Date shall occur on the fifth Business Day following the satisfaction or waiver of the conditions precedent set out in the Arrangement Agreement described under “Arrangement Agreement – Conditions to the Transaction” below (excluding conditions that, by their terms, cannot be satisfied until the Effective Date, but subject to the satisfaction or the waiver by the applicable Party or Parties in whose favour the condition is, of those conditions as of the Effective Date) or on such other date as may be agreed to by the Parties in writing.

Representations and Warranties

The Company has made customary representations and warranties in the Arrangement Agreement that are subject, in some cases, to specified exceptions and qualifications contained in the Arrangement Agreement, in the Disclosure Letter delivered in connection therewith or in the Public Disclosure. These representations and warranties relate to, among other things:

•

the organization, valid existence, good standing, qualification to do business and power and authority to own, lease and operate its properties and assets and to carry on the business of the Company and each Company Subsidiary;

•	the organizational documents of the Company and PIPE LLC;

•	the capital structure and Indebtedness of the Company and the absence of restrictions or encumbrances with respect to the equity interests of the Company Subsidiaries;

•

the Company’s power and authority to execute and deliver the Arrangement Agreement, and, subject to the approval of the Company Shareholders and the Final Order, to consummate the transactions contemplated by the Arrangement Agreement;

•	the enforceability of the Arrangement Agreement against the Company;

•

the absence of conflicts with, or violations of, Laws or organizational documents and the absence of any consents under, conflicts with or defaults under Contracts to which the Company or PIPE LLC is a party, in each case as a result of the Company delivering, and the Company or PIPE LLC performing under or consummating, the transactions contemplated by the Arrangement Agreement;

•	approvals of, filings with, or notices to, Governmental Entities required in connection with entering into, performing under or consummating the transactions contemplated by the Arrangement Agreement;

•	the Company’s filings with the relevant Securities Authority since January 1, 2021, the Company’s compliance with Securities Laws and the TSX and NYSE listing rules, and other securities Law matters;

•	the Company’s financial statements, internal controls over financial reporting and the disclosure controls and procedures;

•	the absence of any Material Adverse Effect and certain other changes and events since December 31, 2022 (including as a result of COVID-19 and COVID-19 Measures);

•	the absence of undisclosed liabilities of the Company or any Company Subsidiary required to be recorded on a balance sheet under IFRS since September 30, 2023;

•

possession of all permits necessary for the Company and the Company Subsidiaries to own, lease and operate the Company and the Company Subsidiaries’ properties and assets and to carry on and operate the Company and the Company Subsidiaries’ businesses as currently conducted, the absence of a failure by the Company or the Company Subsidiaries to comply with such permits, and the conduct by the Company and the Company Subsidiaries of the Company’s and the Company Subsidiaries’ businesses in compliance with applicable Laws;

•

the Company and the Company Subsidiaries’ compliance with Laws, including the Foreign Corrupt Practices Act of 1977 (United States) and the Corruption of Foreign Public Officials Act (Canada), as amended, and the rules and regulations thereunder;

•	the absence of any suit, claim, action, investigation or proceeding against the Company or the Company Subsidiaries;

•	the Employee Benefit Plans;

•	employment and labour matters relating to the Company and the Company Subsidiaries;

•	Tax matters relating to the Company and the Company Subsidiaries;

•

real property owned and leased by the Company and the Company Subsidiaries, including the Company’s and the Company Subsidiaries’ Ground Leases, Leases, Development Projects and Participation Agreements, and related information, insurance, documentation and budgets;

•	matters relating to compliance by the Company and the Company Subsidiaries with Environmental Laws;

•	Intellectual Property and data privacy, protection and security matters relating to the Company and the Company Subsidiaries;

•	the Material Contracts and the absence of any breach of or default under the terms of any Material Contract;

•	the receipt of the Scotia Capital Formal Valuation and Fairness Opinion and the Morgan Stanley Fairness Opinion;

•	the Company’s and the Company Subsidiaries’ insurance policies;

•	Private Funds matters relating to the Company and the Company Subsidiaries;

•	Investment Adviser matters relating to the Company and the Company Subsidiaries; and

•

the absence of any broker’s or finder’s fees, other than those payable to the Company’s or any Company Subsidiary’s financial advisors, in connection with the transactions contemplated by the Arrangement Agreement.

The Arrangement Agreement also contains customary representations and warranties made by the Purchaser that are subject, in some cases, to specified exceptions and qualifications contained in the Arrangement Agreement. These representations and warranties relate to, among other things:

•	the Purchaser’s organization, valid existence, good standing, qualification to do business and power and authority to own, lease and operate its properties and assets and to carry on its business;

•	the power and authority of the Purchaser to execute and deliver the Arrangement Agreement and to consummate the transactions contemplated by the Arrangement Agreement;

•	the enforceability of the Arrangement Agreement against the Purchaser;

•

the absence of conflicts with, or violations of, Laws or organizational documents and the absence of any consents under, conflicts with or defaults under Contracts to which the Purchaser is a party, in each case as a result of it executing, delivering and performing under or consummating the transactions contemplated by, the Arrangement Agreement;

•

approvals of, filings with, or notices to, Governmental Entities required in connection with entering into, performing under or consummating the transactions contemplated by, the Arrangement Agreement;

•

the absence of any suit, claim, action or proceeding against the Purchaser which would reasonably be expected to prevent or materially delay the consummation of the transactions contemplated by the Arrangement Agreement;

•	the approval of the Arrangement by the Purchaser’s shareholder(s);

•	the Guaranties executed by each Guarantor;

•	the future solvency of the Purchaser;

•

the absence of any broker’s or finder’s fees payable by the Company based upon arrangements made by or on behalf of the Purchaser, in connection with the transactions contemplated by the Arrangement Agreement; and

•	the Guarantor’s, the Purchaser’s and their affiliates’ existing ownership of securities of the Company.

The representations and warranties of each of the Parties to the Arrangement Agreement will expire upon the Closing and, accordingly, neither Party is entitled to seek indemnification for breaches of representations and warranties that are discovered following Closing.

The assertions embodied in the representations and warranties are solely for the purposes of negotiating and entering into the Arrangement Agreement and may have been used for the purpose of allocating risk between the Parties instead of establishing such matters as facts. Certain representations and warranties may be subject to important qualifications and limitations agreed by the Parties in connection with negotiating the terms of the Arrangement Agreement, were made as of a specified date or are subject to a standard of materiality that is different from what may be viewed as material to the Company Shareholders, such as being qualified by reference to a Material Adverse Effect. Moreover, information concerning the subject matter of the representations and warranties, which do not purport to be accurate as of the date of this Circular, may have changed since the date of the Arrangement Agreement and subsequent developments or new information qualifying a representation or warranty may not have been included in this Circular. Therefore, Company Shareholders should not rely on the representations and warranties as statements of factual information.

Conduct of Business Pending the Arrangement

Under the Arrangement Agreement, the Company agreed that, subject to certain exceptions in the Arrangement Agreement (including as required to comply with COVID-19 Measures or reasonably and in good faith in response to COVID-19 Measures) and the Disclosure Letter delivered in connection therewith, or unless the Purchaser consents in writing (which consent may not be unreasonably withheld, delayed or conditioned), during the Interim Period, the Company will, and will cause the Company Subsidiaries (in the case of each Company Subsidiary that is subject to a Joint Venture Agreement, subject to the “major decision” rights of the third-party limited partners or non-managing members, as applicable, of such Company Subsidiary) to, in all material respects, use commercially reasonable efforts:

•	to carry on its and the Company Subsidiaries’ respective businesses in the Ordinary Course, consistent with certain budgets that the Company has provided to the Purchaser and past practice;

•	to maintain and preserve substantially intact its and the Company Subsidiaries’ current business organizations;

•	to retain the services of its and the Company Subsidiaries’ respective current officers and key employees;

•	to preserve its and the Company Subsidiaries’ goodwill and relationships with tenants and others having business dealings with the Company and the Company Subsidiaries;

•	to preserve its and the Company Subsidiaries’ assets and properties in good repair and condition (normal wear and tear excepted); and

•	to perform and complete all Development Projects in accordance with the applicable project timetable, with good workmanship and consistent with past practices.

The Company has also agreed that, during the Interim Period, subject to certain exceptions set forth in the Arrangement Agreement and the Disclosure Letter delivered in connection therewith, or unless the Purchaser consents in writing (which consent may not be unreasonably withheld, delayed or conditioned), the Company and the Company Subsidiaries (in the case of each Company Subsidiary that is subject to a Joint Venture Agreement, subject to the “major decision” rights of the third-party limited partners or non-managing members, as applicable, of such Company Subsidiary) will not, among other things:

•	amend the Company’s, PIPE LLC’s or any U.S. REIT Subsidiary’s organizational documents;

•	amend the organizational or governance documents of any other Company Subsidiary other than in the Ordinary Course;

•

authorize for issuance, issue, sell, deliver, award or dispose of or agree or commit to issue, sell, deliver, award or dispose of (whether through the issuance or granting of options, warrants, commitments, subscriptions, rights to purchase or otherwise) any shares or units of any class, partnership interests or any other equity securities, equity equivalents (including any options or share or unit appreciation rights or rights under any employee incentive plan) or voting securities or any other securities convertible into or exchangeable for any shares or units, partnership interests or any other equity securities, equity equivalents (including any options or share or unit appreciation rights or rights under any employee incentive plan) or voting securities, except as permitted in the Arrangement Agreement;

•

split, combine or reclassify any of their respective shares, units, partnership interests or other equity or voting interests, or undertake any capital reorganization, or reduction of capital or combination thereof, or set aside or pay any dividend or other distribution (whether in cash, shares, units, partnership interests or other equity or voting interests or property or any combination thereof) or amend the terms of any of their respective securities in any manner, except as permitted in the Arrangement Agreement;

•

redeem, repurchase or otherwise acquire, directly or indirectly, any of their respective securities or any securities of any of their respective Subsidiaries, except as may be required by the Company’s organizational documents, PIPE LLC’s organizational documents or the organizational documents of any Company Subsidiary or Co-Investment Vehicle or pursuant to the terms of the Company’s employee share plans or as may be reasonably necessary for any U.S. REIT Subsidiary to maintain its status as a U.S. REIT under the Code;

•	enter into any Contract with respect to the voting or registration of any shares, units, partnership interests or other equity or voting interest of the Company or the Company Subsidiaries;

•

authorize, recommend, propose or announce an intention to adopt, or effect, or adopt or effect a plan of complete or partial liquidation, dissolution, arrangement, amalgamation, merger, consolidation, restructuring, recapitalization or other reorganization;

•

incur, assume, refinance or guarantee any Indebtedness for borrowed money or issue any debt securities, or assume or guarantee any Indebtedness for borrowed money of any Person, except for borrowings and guarantees under the Company’s Existing Loan Documents in the Ordinary Course or to fund payments to holders of Incentive Securities;

•

prepay, refinance or amend any Indebtedness, except for (i) repayments under the Company’s existing credit facilities in the Ordinary Course (specifically excluding the loans secured, directly or indirectly, by any of the Real Property), and (ii) mandatory payments under the terms of any Indebtedness in accordance with its terms;

•

make loans, advances or capital contributions to or investments in any Person (other than as required by any Contract in effect on the date of the Arrangement Agreement, or as otherwise permitted under the Arrangement Agreement);

•	create or suffer to exist any material Lien (other than certain Permitted Liens) on any shares, units, partnership interests or other equity or voting interests of any of the Company Subsidiaries;

•	except as set forth in the Disclosure Letter or required by Law or the terms of any Employee Benefit Plan:

○	enter into, adopt, amend or terminate any Employee Benefit Plan;

○

enter into, adopt, materially amend or terminate any agreement, arrangement, plan or policy between the Company or any of the Company Subsidiaries and one or more of their directors or executive officers;

○

increase in any manner the compensation or fringe benefits of any employee, officer or director, except for increases or payments in the Ordinary Course with respect to employees with annual base salaries of not more than $200,000;

○

grant any officer, director or employee the right to receive any new severance, change of control or termination pay or termination benefits or any increase in the right to receive any severance, change of control or termination pay or termination benefits;

○

enter into any new employment, loan, retention, consulting, indemnification, termination or similar agreement, except in the Ordinary Course with respect to any employees with annual base salaries or prospective salaries of not more than $200,000;

○	hire any new employee, other than with respect to employees with annual base salaries or prospective salaries of not more than $200,000;

○	grant any awards under any bonus, incentive, performance or other compensation plan or arrangement or Employee Benefit Plan; or

○	take any action to fund or in any other way secure the payment of compensation or benefits under any employee plan, agreement, contract or arrangement or Employee Benefit Plan;

•

other than in the Ordinary Course, sell, pledge, dispose of, transfer, lease, license or encumber (other than certain Permitted Liens) any of the Company’s or the Company Subsidiaries’ material personal property, equipment or assets (other than as provided in the Arrangement Agreement);

•

except pursuant to existing Contracts set forth in the Disclosure Letter, in connection with the incurrence of any Indebtedness permitted to be incurred by the Company pursuant to the Arrangement Agreement and any execution of Material Space Leases permitted by the Arrangement Agreement, sell, transfer, pledge, dispose of, lease, license or encumber any real property (including the Real Property) other than (i) execution of easements, covenants, rights of way, restrictions and other similar instruments in the Ordinary Course that, individually or in the aggregate, would not reasonably be expected to materially impair the existing use, operation or value of, the property or asset affected by the applicable instrument or (ii) sales in the Ordinary Course in an aggregate amount not in excess of $20,000,000;

•	other than in the Ordinary Course, pay any amounts pursuant to specified Contracts set forth in the Disclosure Letter to the extent not expressly required thereunder;

•

make any material change to any accounting principles or accounting practices, except as may be required as a result of a change in Law or in IFRS (of which the Company will promptly notify the Purchaser);

•

acquire (whether by merger, consolidation or acquisition of shares or assets or otherwise), directly or indirectly, any interest in any Person (or equity interests thereof) or any assets, real property, personal property, equipment, business or other rights, other than (i) acquisitions of personal property and equipment in the Ordinary Course, (ii) any other acquisitions of assets or businesses (excluding real property) for consideration that is individually or in the aggregate not in excess of $5,000,000, or (iii) in connection with certain specified property acquisitions set forth in the Disclosure Letter;

•

file any material Tax Return that is inconsistent with past practice, amend any material Tax Return, make, change or revoke any entity classification or other material Tax election, settle or compromise any material Tax claim, assessment or reassessment by any Governmental Entity, change an annual accounting period, adopt or change any material accounting method with respect to Taxes, enter into any closing agreement with a Governmental Entity, surrender any right to claim a refund of a material amount of Taxes, consent to or request any extension or waiver of the limitation period applicable to any Tax claim or assessment, enter into, amend or modify any Tax Protection Agreement, take any action or fail to take any action that would violate or be inconsistent with any Tax Protection Agreement or otherwise give rise to a material liability with respect thereto, or enter into a voluntary disclosure or similar agreement or otherwise voluntarily disclosing information to a Governmental Entity with respect to Taxes (except, in each case, if the Company reasonably determines, after prior consultation with the Purchaser, that such action is necessary to preserve the status of any U.S. REIT Subsidiary as a U.S. REIT or avoid or reduce the imposition of any U.S. federal income Tax under certain sections of the Code);

•	apply for or receive any relief under the CARES Act;

•

settle, or compromise or assign any claim, suit or proceeding, (whether or not commenced prior to the date of the Arrangement Agreement) except for (i) settlements or compromises providing solely for payment of amounts less than $1,000,000 individually, or $2,500,000 in the aggregate (in each case, net of insurance), or (ii) claims, suits or proceedings arising from the Ordinary Course of the Company’s operations involving collection matters or personal injury which are fully covered by adequate insurance (subject to customary deductibles), provided, that in no event shall the Company or any Company Subsidiary settle any Transaction Litigation except in accordance with the provisions of the Arrangement Agreement;

•

enter into any agreement or arrangement that limits or otherwise restricts the Company or any affiliate or successor thereto from engaging or competing in any line of business in which the Company is currently engaged or is currently contemplates to be engaged or in any geographic area;

•	enter into any new line of business;

•

(i) amend or terminate, or waive compliance with the terms of or breaches under, or assign, or renew or extend (except as may be required by the terms thereof) any Material Contract or enter into any new Contract that, if entered into prior to the date of the Arrangement Agreement, would have been required to be set forth in the Disclosure Letter or (ii) (a) consent to the taking of any “major decision” or similar term under the Joint Venture Agreements or take any “major decision” or similar term solely in the control of a Company Subsidiary under the Joint Venture Agreements or (b) consent to the taking of any “early individual liquidity option” or similar term and allocation of properties in connection therewith under the Joint Venture Agreements or take any “early individual liquidity option” or similar term and allocation of properties in connection therewith solely in the control of a Company Subsidiary under the Joint Venture Agreements;

•

make, enter into any Contract for, or otherwise commit to any Capital Expenditures or Development Expenditures on, relating to, or adjacent to any of the Real Property, except for (i) Capital Expenditures and Development Expenditures as required by Law, (ii) emergency Capital Expenditures and Development Expenditures in any amount that the Company determines is necessary in the Company’s reasonable judgment to maintain the Company’s ability to operate in the Ordinary Course or to comply with its obligations under any Joint Venture Agreement, and (iii) (a) Development Expenditures with respect to Development Projects in an aggregate amount up to 105% of the Development Expenditure Budget as a whole, and (b) Capital Expenditures in an aggregate amount up to 105% of the Capital Expenditure Budget as a whole;

•

(i) initiate or consent to any material zoning reclassification of any of the Real Property or any material change to any approved site plan (in each case, that is material to the Real Property or plan, as applicable), special use permit or other land use entitlement affecting any of the material Real Properties in any material respect, or (ii) amend, modify or terminate, or authorize any Person to amend, modify, terminate or allow to lapse, any material Company permit;

•

fail to use commercially reasonable efforts to maintain in full force and effect the Company’s or the Company Subsidiaries’ existing insurance policies or to replace the Company’s insurance policies with comparable insurance policies covering the Company and the Company Subsidiaries and the Company’s and the Company Subsidiaries’ respective properties, assets and businesses (including Real Property); and

•	authorize or enter into any Contract or arrangement to do any of the actions described in the foregoing bullets.

The Shareholder Meeting

Under the Arrangement Agreement, the Company is required to convene and conduct the Shareholder Meeting in accordance with the Company Organizational Documents, the Interim Order and applicable Laws, as soon as reasonably practicable, and in any event on or before April 2, 2024. The Company is not permitted to adjourn, postpone or cancel (or propose or permit the adjournment, postponement or cancellation of) the Shareholder Meeting without the Purchaser’s prior written consent except as otherwise permitted pursuant to the Arrangement Agreement. Unless there has been an Adverse Recommendation Change in accordance with the terms of the Arrangement Agreement, the Company is required to solicit proxies in favour of the Arrangement Resolution and against any resolution submitted by any Person that is inconsistent with the Arrangement Resolution or the completion of any of the transactions contemplated by the Arrangement Agreement. Unless the Arrangement Agreement is terminated in accordance with its terms, the Company is prohibited from submitting to the vote of the Company Shareholders any Acquisition Proposal.

Agreement to Take Certain Actions

Subject to the terms and conditions of the Arrangement Agreement, each Party to the Arrangement Agreement has agreed to use its commercially reasonable efforts to consummate the Arrangement, cause to be satisfied all conditions precedent to its obligations under the Arrangement Agreement, and will use commercially reasonable efforts to obtain any consents from any Person the Purchaser elects to seek, acting reasonably, in connection with the transactions contemplated by the Arrangement Agreement, the Purchaser’s structuring in connection with the acquisition and/or the Purchaser’s financing thereof, including, in each case consistent with the foregoing,

•

preparing and filing as promptly as practicable, but no later than twenty Business Days after the date of the Arrangement Agreement in the case of (i) a request for an advance ruling certificate pursuant to Section 102 of the Competition Act, and if deemed advisable by the Purchaser or the Company, acting reasonably, a pre-merger notification filing under Part IX of the Competition Act, and (ii) an application for review under Part IV of the Investment Canada Act, with the objective of being in a position to consummate the Arrangement as promptly as practicable following the date of the Shareholder Meeting, all documentation to effect all necessary or advisable applications, notices, petitions, filings, and other documents and to obtain as promptly as practicable all consents, waivers, licenses, orders, registrations, approvals, permits, rulings, authorizations and clearances necessary or advisable to be obtained from any Governmental Entity or third party in connection with the transactions contemplated by the Arrangement Agreement, including any that are required to be obtained under any federal, provincial, state or local Law (including the filings required to obtain Competition Act Clearance and Investment Canada Act Approval) or Material Contract to which the Company or any Company Subsidiary is a party or by which any of their respective properties or assets are bound;

•	defending all lawsuits or other legal proceedings against it or any of its affiliates relating to Transaction Litigation; and

•	effecting all necessary or advisable registrations and other filings required under Securities Laws or any other federal, provincial, state or local Law relating to the Arrangement.

Notwithstanding anything to the contrary in the Arrangement Agreement, in connection with obtaining any consents in connection with the transactions contemplated by the Arrangement Agreement from any Person (other than from a Governmental Entity) or any other consents the Purchaser elects to seek, acting reasonably, in connection with the transactions contemplated by the Arrangement Agreement, the Purchaser’s structuring in connection with the acquisition and/or the Purchaser’s financing thereof, (i) without the prior written consent of the Purchaser, none of the Company or any Company Subsidiary shall pay or commit to pay to such Person whose approval or consent is being solicited any cash or other consideration, make any commitment or incur any liability or other obligations, (ii) none of the Purchaser or any of its affiliates shall be required to pay or commit to pay to such Person whose approval or consent is being solicited any cash or other consideration, make any commitment or incur any liability or other obligation, and (iii) the consummation of the Arrangement shall not be conditioned on, or delayed or postponed as a result of the receipt of (or failure to receive) such consents. In the event that the Company fails to obtain any such consent, the Company shall use commercially reasonable efforts, and shall take such actions as are reasonably requested by the Purchaser, to minimize any adverse effect upon the Company and the Purchaser and their respective affiliates and businesses resulting, or which would reasonably be expected to result, after the Effective Time, from the failure to obtain such consent. For purposes of obtaining Investment Canada Act Approval, the Purchaser’s commercially reasonable efforts means negotiating in good faith and agreeing to such undertakings to the Minister relating to the Company’s Canadian business operations as are required to obtain Investment Canada Act Approval; provided that (i) the Purchaser shall not be required to agree to any set of undertakings or other obligations that is, in aggregate, materially more burdensome than any set previously agreed to in connection with any other acquisition of a real estate business in Canada by affiliates of the Purchaser during the preceding seven years, and (ii) the Purchaser will not be required to agree to any undertakings or other obligations that would require the Purchaser, the Company or the Company Subsidiaries to violate or amend any Material Contracts (or any other management and/or service agreements relating to the Company’s or the Company Subsidiaries’ joint ventures or co-owned properties) or obtain consent from the Company’s or the Company Subsidiaries’ existing joint venture partners or co-investors.

Subject to applicable Law, each Party to the Arrangement Agreement has agreed to keep the other Parties reasonably informed regarding any Transaction Litigation unless doing so would, in the reasonable judgment of such Party, jeopardize any of such Party’s or such Party’s Subsidiaries’ privilege with respect thereto. Subject to applicable Law, the Company will promptly advise the Purchaser orally and in writing of the initiation of and any material developments regarding, and will reasonably consult with and permit the Purchaser and its representatives to participate in the defense, negotiations or settlement of, any such Transaction Litigation, and the Company will give consideration to the Purchaser’s advice with respect to such Transaction Litigation. The Company shall not, and shall not permit any Company Subsidiaries nor any of the Company’s or the Company Subsidiaries’ Representatives to, compromise, settle or come to a settlement arrangement regarding any such Transaction Litigation or consent thereto unless the Purchaser otherwise consents in writing (which will not be unreasonably withheld, conditioned or delayed).

Prior to the Effective Date, the Company shall cooperate with the Purchaser and use commercially reasonable efforts to take, or cause to be taken, all actions, and do or cause to be done all things reasonably necessary, proper or advisable on its part under applicable Laws and rules and policies of the TSX and NYSE, as applicable, to cause as promptly as practicable after the Effective Time the delisting of the Common Shares from the TSX and NYSE, the deregistration of the Common Shares under the U.S. Exchange Act and the Company to cease to be a reporting issuer under Canadian Securities Laws as promptly as practicable after such de-listing.

Notwithstanding any provisions of the Arrangement Agreement, each of the Purchaser and the Company shall not, and shall cause their respective Subsidiaries not to, enter into, or agree to enter into, any agreement to acquire any real property (or any interest therein) or take any other action, whether directly or indirectly, after the date of the Arrangement Agreement until the earlier of the termination of the Arrangement Agreement or the Effective Date, that would be reasonably likely to: (i) materially increase the risk of any Governmental Entity undertaking a materially more significant or longer review of the transactions contemplated by the Arrangement Agreement or entering an order prohibiting the consummation of the transactions contemplated by the Arrangement Agreement, including the Arrangement, (ii) materially increase the risk of not being able to have vacated, lifted, reversed or overturned any such order on appeal or otherwise, or (iii) otherwise prevent or materially delay the consummation of the transactions contemplated by the Arrangement Agreement, including the Arrangement.

Nothing in the Arrangement Agreement will require the Purchaser or any affiliate of the Purchaser (including Blackstone) to agree or otherwise be required to take any action, including selling, divesting, disposing of, licensing, holding separate, giving any undertaking or any other action that limits in any respect its freedom of action with respect to, or ability to retain, develop or acquire, any assets, business or portion of any business, products, rights, services, licenses, of the Purchaser or any affiliates of the Purchaser (including Blackstone and any current or future investment funds or investment vehicles affiliated with, or managed or advised by, Blackstone or its affiliates, or any portfolio company (as such term is commonly understood in the private equity industry) or investment of Blackstone or of any such investment fund or investment vehicle), or any interest therein, in each case, other than with respect to the Purchaser, the Company and the Company Subsidiaries following the Closing.

Restriction on Solicitation of Acquisition Proposals

The Company has agreed that, from and after the date of the Arrangement Agreement, except as permitted by certain exceptions described below, the Company will, and will cause the other Company Subsidiaries and the Company’s and the Company Subsidiaries’ officers and directors to, and shall direct its and their other Representatives to, immediately cease any solicitations, discussions, negotiations or communications with any Person that may be ongoing with respect to any Acquisition Proposal.

The Company has further agreed that during the Interim Period, the Company shall not, and shall cause each of the other Company Subsidiaries and its and their officers and directors not to, and shall not authorize and shall use commercially reasonable efforts to cause its and their other Representatives not to, directly or indirectly through another Person:

•	solicit, initiate, knowingly encourage or knowingly facilitate any Inquiry;

•

engage in any discussions or negotiations regarding, or furnish to any third party any non-public information in connection with, or knowingly facilitate in any way any effort by, any third party in furtherance of any Acquisition Proposal or Inquiry;

•	approve or recommend an Acquisition Proposal;

•	enter into any Alternative Acquisition Agreement; or

•	propose or agree to do any of the foregoing.

Notwithstanding anything to the contrary and subject to the Company’s compliance with the other provisions of the Arrangement Agreement, at any time prior to obtaining the Company Shareholder Approval, if the Company receives an unsolicited written bona fide Acquisition Proposal after the date of the Arrangement Agreement by a third party that did not result from a breach of the obligations described in this section titled “Arrangement Agreement – Restriction on Solicitation of Acquisition Proposals” and under the section titled “Arrangement Agreement – Obligation of the Company Board with Respect to its Recommendation and Fiduciary Out” below (it being agreed that the Company Board may correspond in writing with any Person making such a written Acquisition Proposal to request clarification of the terms and conditions thereof so as to determine whether such Acquisition Proposal constitutes or could reasonably be expected to lead to a Superior Proposal), and if the Company Board determines in good faith, after consultation with its outside legal counsel and financial advisors, that such Acquisition Proposal constitutes or could reasonably be expected to lead to a Superior Proposal, the Company may:

•

furnish non-public information to such third party (and such third party’s Representatives) if, (i) prior to furnishing such information, the Company receives from the third party an executed confidentiality agreement on customary terms no more favourable in any material respect to such Person than the Confidentiality Agreement; provided that such agreement may permit the counterparty to make a confidential Acquisition Proposal that may constitute a Superior Proposal to the Company Board and (ii) any non-public information concerning the Company or the Company Subsidiaries that is provided to such third party (or its Representatives) shall, to the extent not previously provided to the Purchaser, be provided to the Purchaser as promptly as practicable after providing it to such third party (and in any event within 48 hours thereafter); and

•	engage in discussions or negotiations with such third party (and such third party’s Representatives) with respect to the Acquisition Proposal.

The Company will notify the Purchaser promptly (but in no event later than 48 hours) after receipt of any Acquisition Proposal or any request for non-public information relating to the Company or any Company Subsidiary by any third party that informs the Company that it is considering making, or has made, an Acquisition Proposal, or any Inquiry from any Person seeking to have discussions or negotiations with the Company relating to a possible Acquisition Proposal. Such notice shall identify the Person making such Acquisition Proposal or Inquiry and shall indicate the material terms and conditions of any Acquisition Proposals, Inquiries, proposals or offers, to the extent known (including, if applicable, providing copies of any written Inquiries, requests, proposals or offers and any proposed agreements related thereto, to the extent available, which may be redacted to the extent necessary to protect confidential information of the business or operations of the Person making such Acquisition Proposal, Inquiries, proposals or offers). The Company will also promptly, and in any event within 48 hours, (i) notify the Purchaser if the Company enters into discussions or negotiations concerning any Acquisition Proposal or provides non-public information to any Person, (ii) notify the Purchaser of any change to the financial and other material terms and conditions of any Acquisition Proposal and (iii) otherwise keep the Purchaser reasonably informed of the status and terms of any such proposals, offers, discussions or negotiations on a current basis, including by providing a copy of all proposals, offers, drafts of proposed agreements and correspondence relating thereto. Neither the Company nor any of the Company Subsidiaries may, after the date of the Arrangement Agreement, enter into any confidentiality or similar agreement that would prohibit the Company from providing such information to the Purchaser.

In addition, the Arrangement Agreement provides that the Company shall not, and shall not permit any other Company Subsidiary to, terminate, waive, amend or modify any provision of (i) any standstill or confidentiality agreement, to which the Company or any Company Subsidiary is a party, except to allow the applicable party to make a non-public Acquisition Proposal to the Company Board or (ii) except as required by the Arrangement Agreement, the Shareholder Rights Plan. Prior to the Effective Time, the Company and the Company Board will take all action necessary under the Shareholder Rights Plan to waive or suspend the application of the Shareholder Rights Plan to the Arrangement or to approve to the termination of the Shareholder Rights Plan effective at the Effective Time and to ensure that the Shareholder Rights Plan does not interfere with or impede the success of the Arrangement.

Obligation of the Company Board with Respect to its Recommendation and Fiduciary Out

Except in the circumstances and pursuant to the procedures described below, neither the Company Board nor any committee thereof will:

•

withhold, withdraw, modify or qualify in any manner adverse to the Purchaser (or publicly propose to withhold, withdraw, modify or qualify in a manner adverse to the Purchaser), its recommendation with respect to the Arrangement Agreement or the Arrangement;

•	approve, adopt or recommend (or publicly propose to approve, adopt or recommend) any Acquisition Proposal;

•	fail to include its recommendation with respect to the Arrangement Agreement or the Arrangement in this Circular; or

•

approve, adopt, declare advisable or recommend (or agree to, resolve or propose to approve, adopt, declare advisable or recommend), or cause or permit the Company or any Company Subsidiary to enter into any Alternative Acquisition Agreement.

Any action in the first three bullets above are referred to as an “Adverse Recommendation Change”.

Prior to obtaining the Company Shareholder Approval, the Company Board is permitted to effect an Adverse Recommendation Change if:

•

the Company Board has received an unsolicited written bona fide Acquisition Proposal that did not result from a breach of the non-solicitation provisions in the Arrangement Agreement (and the Company is not in breach of the first paragraph of this section titled “Obligation of the Company Board with Respect to its Recommendation and Fiduciary Out”, or (except for any breach that has a de minimis effect) of the other paragraphs of this section (other than the last two paragraphs hereof), and none of them are in breach in any material respect of the other non-solicitation provisions described above under “Restriction on Solicitation of Acquisition Proposals”) that, in the good faith determination of the Company Board, after consultation with outside legal counsel and financial advisors, constitutes a Superior Proposal, after having complied with, and giving effect to all of the adjustments to the Arrangement Agreement which may be offered by the Purchaser, and such Acquisition Proposal is not withdrawn;

•

the Company provides prior written notice (a “Notice of Change of Recommendation”) to the Purchaser of its intention to effect an Adverse Recommendation Change, identifying the Person making the Superior Proposal and describing the material terms and conditions of the Superior Proposal that is the basis for effecting an Adverse Recommendation Change, including, if applicable, copies of any written proposals or offers and any proposed agreements related to a Superior Proposal (it being agreed that the delivery of such notice will not constitute an Adverse Recommendation Change);

•

to the extent the Purchaser desires to negotiate, the Company negotiates with the Purchaser in good faith for a period ending at 11:59 p.m. (New York City time) on the fifth Business Day following the Purchaser’s receipt of the Notice of Change of Recommendation described in the second bullet above (the “Notice of Change Period”) to make such adjustments in the terms and conditions of the Arrangement Agreement, so that such Superior Proposal ceases to constitute a Superior Proposal; and

•

the Company Board, following the end of the Notice of Change Period, has determined in good faith, after consultation with outside legal counsel and financial advisors, taking into account any changes to the Arrangement Agreement proposed in writing by the Purchaser in response to the Notice of Change of Recommendation or otherwise, that the Superior Proposal giving rise to the notice of Notice of Change of Recommendation continues to constitute a Superior Proposal.

Any amendment to the financial terms or any other material amendment of such a Superior Proposal will require a new Notice of Change of Recommendation, and the Company will be required to comply again with the requirements described above, except that the reference to the Notice of Change Period will be deemed to be a reference to a period ending at 11:59 p.m. (New York City time) on the third Business Day following receipt by the Purchaser of any such new Notice of Change of Recommendation.

If the Company provides the Purchaser with a Notice of Change of Recommendation on a date that is five Business Days or less prior to the scheduled date of the Shareholder Meeting, then the Company may (or, at the Purchaser’s request, will) postpone or adjourn the Shareholder Meeting to a date that is not later than the earlier of ten Business Days after the previously scheduled date of the Shareholder Meeting and the tenth Business Day prior to the Outside Date; provided, however, that without the prior written consent of the Purchaser, in no event shall the Shareholder Meeting be held on a date that is more than 30 days after the date for which the Shareholder Meeting was originally scheduled.

Nothing contained in the Arrangement Agreement will prohibit the Company or the Company Board from making any disclosure to the Company Shareholders which, in the good faith judgment of the Company Board, after consultation with outside legal counsel, the failure to make would reasonably be expected to be inconsistent with the Directors’ duties under applicable Law or is required by applicable Law, provided, however, that neither the Company nor the Company Board will be permitted to recommend that the Company Shareholders tender any securities in connection with any take-over bid that is an Acquisition Proposal or effect an Adverse Recommendation Change with respect thereto, except as permitted by the provisions described above.

Employee Matters

From the Effective Time until the first anniversary of the Effective Date (or until the applicable Continuing Employee’s employment is terminated, if earlier), the Purchaser shall provide or cause its Subsidiaries to provide (i) to Continuing Employees annual base salary and AIP Opportunity (as defined below) that in each case are no less favourable in the aggregate than the annual base salary and AIP Opportunity that in each case provided to such Continuing Employees immediately prior to the Effective Time, provided, that, for the avoidance of doubt, (a) the Purchaser shall not be required to issue equity or equity-based compensation and may instead provide Continuing Employees with substitute cash-based long-term incentive compensation opportunities and (b) a portion of the AIP Opportunity equal to or less than the portion of the AIP Opportunity settled in equity or equity-based awards with respect to the Company’s fiscal year 2023 annual incentive plan may be granted on terms and conditions (including vesting and forfeiture terms) that are substantially similar to such equity or equity-based awards issued with respect to the Company’s fiscal year 2023 annual incentive plan, and (ii) to the Continuing Employees employee benefits (including benefits provided under the Employee Benefits Plans, severance benefits and vacation entitlement but excluding any Special Compensation) that are substantially comparable, in the aggregate, to the employee benefits (including benefits provided under the Employee Benefit Plans, severance benefits and vacation entitlement but excluding any Special Compensation) provided to the Continuing Employees, collectively, immediately prior to the Effective Time.

With respect to each employee benefit plan, program, policy or agreement or other arrangement maintained by the Purchaser or its Subsidiaries following the Closing and in which any of the Continuing Employees participate, and except to the extent necessary to avoid duplication of benefits, service with the Company or any of the Company Subsidiaries and the predecessor of any of them will be treated as service with the Purchaser or any of its Subsidiaries for purposes of determining eligibility to participate, vesting (if applicable) and entitlement to benefits including any paid time off and severance plans (but not for accrual of or entitlement to pension benefits, post-employment welfare benefits, special or early retirement programs, or similar plans which may be in effect from time to time), to the extent such service was recognized by the Company or any of the Company Subsidiaries as of the date of the Arrangement Agreement. Unused paid time off credited to the Company’s and the Company Subsidiaries’ employees through the Effective Time under the Company’s and the Company Subsidiaries’ paid time off policies will be credited by the Purchaser, subject to the same forfeiture conditions and accrual limitations applicable prior to the Effective Time.

The Purchaser shall, or shall cause its Subsidiaries, as the case may be, to waive all limitations as to pre-existing conditions, exclusions, actively at work requirements, waiting periods or any other restriction that would prevent immediate or full participation of Continuing Employees and their dependents under the Purchaser’s or any of its Subsidiaries’ welfare plans with respect to participation and coverage requirements applicable to all Continuing Employees and their dependents, other than limitations, exclusions, actively at work requirements, waiting periods or other restrictions that are already in effect with respect to such employees and that have not been satisfied as of the Effective Date under any employee benefit plan. Additionally, each Continuing Employee and his or her dependents will be provided with full credit for any co-payments and deductibles satisfied prior to the Effective Date for the plan year within which the Effective Time occurs in order to satisfy any applicable deductible, co-payment, co-insurance or out-of-pocket requirements, and for any lifetime maximums, under any Purchaser welfare plans that such employees and their eligible dependents are eligible to participate in after the Effective Date.

Effective as of the Effective Time, the Company shall take all actions necessary to effect the amendments to the Employee Benefit Plans described in the Disclosure Letter.

Not less than five and not more than ten Business Days prior to the Effective Date, the Company Board shall, in good faith consistent with past practice, (i) determine, with respect to all outstanding Performance Share Units in respect of the fiscal years in a Performance Period (as defined in the PSU Plan) scheduled to end after the Effective Time, the Performance Multiplier (as defined in the PSU Plan), but excluding clause (iii) of Section 8(b) of the PSU Plan, and (ii) following such determination, adjust the number Performance Share Units in the account of each holder of outstanding Performance Share Units in accordance with Section 6(f) of the PSU Plan; provided, that, prior to making the adjustment described in clause (ii), the Company shall inform Purchaser of the Performance Multiplier determinations made under clause (i).

The Company shall, in accordance with the terms of the Stock Option Plan, take all actions necessary or appropriate to fully vest each Stock Option outstanding effective as of at least ten Business Days prior to the Effective Date and, not less than ten Business Days prior to the Effective Date, give notice to each holder of Stock Options outstanding as of such date of the acceleration of such Stock Options and the ability of such holder to exercise such Stock Options not later than five Business Days prior to the Effective Date, such that any such Stock Options that remain unexercised as of the Effective Date shall terminate in accordance with the Plan of Arrangement.

At or prior to the Effective Time, the Company and the Company Board, as applicable (or appropriate committee with delegated authority therefrom), shall adopt any resolutions and take any actions that are necessary or appropriate to effectuate the provisions of the Plan of Arrangement with respect to the Incentive Securities, and shall take all actions necessary to terminate the Employee Share Plans and all grant agreements thereunder in accordance with the Plan of Arrangement.

Dividend Reinvestment Plan

The Company will immediately suspend its Dividend Reinvestment Plan in accordance with its terms in respect of all dividends or distributions declared or payable by the Company on or after the date of the Arrangement Agreement and in respect of all cash purchases of Common Shares under the Dividend Reinvestment Plan and shall not reinstate the Dividend Reinvestment Plan prior to the termination of the Arrangement Agreement.

Tax Opinion

The Company will use commercially reasonable efforts to obtain written opinions of Paul, Weiss, Rifkind, Wharton and Garrison LLP or other nationally recognized tax counsel to the Company reasonably satisfactory to the Purchaser, and dated as of the Effective Date, to the effect that (subject to customary assumptions, qualifications and representations, including representations made by such U.S. REIT Subsidiary), with respect to each U.S. REIT Subsidiary, for all taxable periods commencing with the first tax year in which such U.S. REIT Subsidiary elected to be taxed as a U.S. REIT, through the Effective Date, the U.S. REIT Subsidiary is and has been organized in conformity with the requirements for qualification as a U.S. REIT, and its actual method of operation has enabled, and will continue to enable, such U.S. REIT Subsidiary to meet the requirements for qualification and taxation as a U.S. REIT. Each of the preceding opinions shall be based upon customary factual representation letters signed by an officer of the Company containing representations of the U.S. REIT Subsidiary.

Distributions by the Company

The Arrangement Agreement provides that the Consideration will be reduced by the amount of any dividends or other distributions paid to holders of Common Shares during the Interim Period. Accordingly, the Company intends to suspend the payment of quarterly dividends on the Common Shares during the Interim Period and, except as provided below, does not intend to make any distributions during the Interim Period.

If the Purchaser elects to proceed with the Return of Capital Transactions as specified in the Pre-Closing Notice (each as defined in the Plan of Arrangement), on the Effective Date at the time specified in the Plan of Arrangement, the Company will make the Return of Capital Distribution (as defined in the Plan of Arrangement) to the Company Shareholders by way of a cash distribution consisting of a return of capital and not a dividend, such that each Company Shareholder will receive a pro rata portion of the Return of Capital Amount (as defined in the Plan of Arrangement), less any amounts withheld and remitted to the appropriate Governmental Entity under any provision of any Laws in respect of Taxes. The Return of Capital Amount, if any, will be set forth in the Pre-Closing Notice. The Return of Capital Amount, if any, is not expected to exceed the aggregate PUC of the Common Shares immediately prior to the Return of Capital Distribution. The Common Share Acquisition Price (as defined in the Plan of Arrangement) to be paid in respect of each Common Share pursuant to the Plan of Arrangement will equal the Consideration less the aggregate amount distributed in respect of such Common Share in connection with the Return of Capital Distributions, if any.

If, after the date of the Arrangement Agreement, the Company sets a record date that is at or prior to the Effective Time for any dividend or other distribution on the Common Shares (other than the Return of Capital Distribution), or otherwise declares or pays a dividend or distribution (other than the Return of Capital Distribution) at or prior to the Effective Time (including an amount that is paid after the Effective Time to the Company Shareholders of record at or prior to the Effective Time), then: (i) to the extent that the aggregate amount of such dividends and/or distributions per Common Share does not exceed the Consideration, the Consideration shall be reduced by the per Common Share aggregate amount of such dividends and/or distributions and (ii) to the extent that the aggregate amount of such dividend and/or distribution per Common Share exceeds the Consideration, the Consideration shall be reduced to zero and such excess dividend or distribution amount shall be placed in escrow for the account of the Purchaser. In the event that, subsequent to the date of the Arrangement Agreement but prior to the Effective Time, the Common Shares issued and outstanding shall, through a reorganization, recapitalization, reclassification, distribution, share split, reverse share split or other similar change in the capitalization of the Company, increase or decrease in number or be changed into or exchanged for a different kind or number of securities, then an appropriate and proportionate adjustment shall be made to the Consideration to provide the Company Shareholders the same economic effect as contemplated by the Arrangement Agreement prior to such event.

Notwithstanding the foregoing, the Company intends to pay quarterly distributions on the Preferred Units in accordance with the terms of the PIPE LLC Agreement through the Interim Period.

Financing Cooperation

Subject to applicable Law, prior to the Closing, the Company will, and will cause the other Company Subsidiaries to, and will use commercially reasonable efforts to cause the Company’s and the Company Subsidiaries’ Representatives to, provide all cooperation reasonably requested in writing by the Purchaser in connection with the Purchaser arranging financing with respect to the Company, the Company Subsidiaries or the Real Properties effective as of or after (and conditioned on the occurrence of) the Closing (referred to as the “Financing”), including using commercially reasonable efforts to:

•

furnish such financial, statistical and other pertinent information and projections relating to the Company and the Company Subsidiaries as may be reasonably requested by the Purchaser, within the Company’s and the Company Subsidiaries’ control and customarily prepared by or for the Company or the Company Subsidiaries in the Ordinary Course;

•

make the Company’s and the Company Subsidiaries’ appropriate officers available at reasonable times for a reasonable number of due diligence meetings and for participation in a reasonable number of meetings, presentations, road shows and sessions with rating agencies and prospective sources of financing;

•

assist the Purchaser and its financing sources with the preparation of materials for rating agency presentations, offering documents, private placement memoranda, bank information memoranda, prospectuses and similar documents necessary, proper or advisable in connection with the Financing;

•

reasonably cooperate with the marketing efforts of the Purchaser and its financing sources for any Financing to be raised by the Purchaser to complete the Arrangement and the other transactions contemplated by the Arrangement Agreement;

•

provide and execute documents as may be reasonably requested by the Purchaser and reasonably acceptable to the Company in connection with such Financing, including all documentation and other information required by bank regulatory authorities under applicable “know-your-customer” and anti-money laundering rules and regulations, provided that neither the Company nor the Company Subsidiaries will be required to enter into any agreement related to any Financing that is not effective as of or immediately prior to and conditioned on the occurrence of the Closing;

•

as may be reasonably requested by the Purchaser, following the obtainment of the Company Shareholder Approval, form new direct or indirect Subsidiaries pursuant to documentation reasonably satisfactory to the Purchaser and the Company;

•

subject to the limitations described below under “Pre-Closing Transactions”, as may be reasonably requested by the Purchaser, following the obtainment of the Company Shareholder Approval and provided that the Company reasonably determines, after prior consultation with the Purchaser, that such actions would not cause the Company or any Company Subsidiary to be subject to additional material taxes or other material adverse Tax consequences (which for this purpose shall not include any income taxes of the Company or any Company Subsidiary resulting from any of the Refinancing Transactions or the distribution of such amounts) that are not indemnified by the Purchaser under the Arrangement Agreement, transfer or otherwise restructure the Company’s ownership of existing Company Subsidiaries, properties or other assets, in each case, pursuant to documentation reasonably satisfactory to the Purchaser and the Company;

•

provide timely access to diligence materials, appropriate personnel and properties during normal business hours and on reasonable advance notice to allow sources of financing and their representatives to complete all reasonable due diligence;

•

provide assistance with respect to the review and granting of mortgages and other security interests in collateral for the Financing, and attempting to obtain any consents associated therewith; obtaining customary mortgage, security and guarantee terminations and instruments of discharge required to be delivered; and taking all corporate or other organizational action reasonably necessary to permit the consummation of the Financing;

•

to the extent reasonably requested by a lender, attempt to obtain estoppels and certificates from tenants, lenders, managers, franchisors, ground lessors and counterparties to reciprocal easement agreements in form and substance reasonably satisfactory to any potential lender;

•

cooperate in connection with the repayment or defeasance of any of the Company’s and the Company Subsidiaries’ existing Indebtedness as of the Closing and the release of related liens, including delivering such payoff, defeasance or similar notices under any of the Company’s and the Company Subsidiaries’ existing loans as reasonably requested by the Purchaser;

•	to the extent requested by the Purchaser, obtain accountants’ comfort letters and consents to the use of accountants’ audit reports relating to the Company and the Company Subsidiaries;

•

subject to the requirements of any applicable lease (including any ground lease), to the extent reasonably requested by a lender, permit the Purchaser and its Representatives to conduct appraisal inspections of any real estate property owned and, subject to obtaining required third-party consents with respect thereto (which the Company will use reasonable efforts to obtain), leased by the Company or any of the Company Subsidiaries (except that (i) neither the Purchaser nor its Representatives will have the right to take and analyze any samples of any environmental media (including soil, groundwater, surface water, air or sediment) or any building material or to perform any invasive testing procedure on any such property, (ii) the Purchaser will schedule and coordinate all inspections with the Company upon reasonable advance notice, and (iii) the Company will be entitled to have Representatives present at all times during any such inspection); and

•

at the direction of the Purchaser, deposit, or cause to be deposited, the Return of Capital Amount with the Depositary for purposes of paying a portion of the amounts contemplated by the Plan of Arrangement.

Nothing in the Arrangement Agreement will, however, require (i) such cooperation to the extent it would unreasonably interfere with the Company’s or the Company Subsidiaries’ business or operations or unreasonably interfere with or hinder or delay the performance by the Company or the Company Subsidiaries of their obligations, (ii) the Company to agree to pay any fees, reimburse any expenses, or give any indemnities prior to the Closing (except those fees and expenses that the Company is reimbursed for by the Purchaser), (iii) the approval of the Company Shareholders or any other securityholders of the Company for such Financing, (iv) the Company to provide, or cause any of the Company Subsidiaries to provide, co-operation that involves any binding commitment by the Company or the Company Subsidiaries, which commitment is not conditional on the completion of the Arrangement and does not terminate without liability to the Company and the Company Subsidiaries upon the termination of the Arrangement Agreement, (v) the Company or the Company Subsidiaries to take any action pursuant to any Contract, certificate or instrument that is not contingent upon Closing or that would be effective prior to Closing, (vi) the Company Board or any of the Company Subsidiaries’ boards of directors (or equivalent bodies) to approve or adopt any financing or Contracts related thereto (or any alternative financing) prior to Closing, or (vii) any Representative of the Company or the Company Subsidiaries to take any action which would result in such Person incurring any personal liability (as opposed to liability in his or her capacity as an officer) with respect to any matters related to the Financing.

The Purchaser shall, promptly upon request by the Company, reimburse the Company for all reasonable out-of-pocket costs (including reasonable legal fees and disbursements) incurred by the Company or the Company Subsidiaries in performing their obligations relating to Financing, and indemnify the Company and the Company Subsidiaries for any and all liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties suffered or incurred by the Company or any of the Company Subsidiaries arising therefrom (and in the event the Arrangement and the other transactions contemplated by the Arrangement Agreement are not consummated, the Purchaser shall promptly reimburse the Company for any reasonable out-of-pocket costs incurred by the Company or the Company Subsidiaries not previously reimbursed).

Except as provided in the Arrangement Agreement, all non-public or otherwise confidential information regarding the Company obtained related to the above bullets by the Purchaser or its Representatives shall be kept confidential in accordance with the Confidentiality Agreement.

Pre-Closing Transactions

The Company has agreed to take all actions required to implement certain specified pre-Closing transactions on the Effective Date and prior to the Effective Time to the extent elected by the Purchaser in its sole discretion in the Pre-Closing Notice (the “Specified Pre-Closing Transactions”). The Company’s obligation to effect the Specified Pre-Closing Transactions is contingent upon all of the conditions to the Arrangement having been satisfied or waived and the Company’s receipt of a written notice from the Purchaser to such effect and that the Purchaser is prepared to proceed immediately with the Closing and any other evidence reasonably requested by the Company that the Closing will occur. The Company will cooperate with the Purchaser to obtain any consents required to implement the Specified Pre-Closing Transactions to the extent either the Company or the Purchaser determine that such a consent is required. None of the representations, warranties or other covenants of the Company or any of the Company Subsidiaries shall be deemed to apply to, or be deemed to be breached or violated by, any of the Specified Pre-Closing Transactions.

In addition, the Arrangement Agreement provides that the Purchaser may in its sole discretion, upon reasonable advance written notice (and in any event at least seven Business Days prior to the Effective Date unless providing shorter notice is not prejudicial to the Company or any of the Company Subsidiaries) to the Company setting out a description of any of the following requested transactions, request that immediately prior to the Closing, the Company (i) incorporate or form one or more new corporations, limited partnerships, limited liability companies or unlimited liability companies as a wholly-owned Company Subsidiary, (ii) continue or redomicile one or more wholly-owned Company Subsidiaries to another jurisdiction in Canada or the United States, (iii) convert any of the Company’s wholly owned Company Subsidiaries organized as a corporation, limited partnership, limited liability company or unlimited liability company pursuant to the Laws of Canada or any province thereof or any state of the United States into a limited liability company, limited partnership, or corporation on the basis of organizational documents as reasonably requested by the Purchaser, (iv) sell, transfer or distribute or cause to be sold, transferred or distributed (by merger, amalgamation or otherwise) or issue shares, partnership interests, limited liability company interests or other equity interests in PIPE LLC or any wholly-owned Company Subsidiary or a Subsidiary of Tricon Lifestyle Rental Investment LP (subject to the rights of the partners of the applicable Subsidiaries of Tricon Lifestyle Rental Investment LP under the applicable Joint Venture Agreements) on terms designated by the Purchaser, (v) sell, transfer or distribute or cause to be sold, transferred or distributed any of the assets of the Company, PIPE LLC, Tricon Lifestyle Rental Investment LP (subject to the rights of the partners of the applicable Subsidiaries of Tricon Lifestyle Rental Investment LP under the applicable Joint Venture Agreements), or one or more wholly-owned Company Subsidiaries or Subsidiaries of Tricon Lifestyle Rental Investment LP, on terms designated by the Purchaser, (vi) exercise any right of the Company or any of the Company Subsidiaries to terminate any Contract to which the Company or a Company Subsidiary is a party, (vii) make a U.S. tax entity classification election with respect to any Company Subsidiary and (viii) contribute or cause to be contributed intercompany debt, assets or the Company Subsidiaries to one or more existing or newly-formed Company Subsidiaries (any and all of which being a “Restructuring Transaction”).

The rights of the Purchaser with respect to requesting Restructuring Transactions are limited, however, in that (i) any Restructuring Transactions will be implemented immediately prior to, as close as reasonably possible to, or concurrent with the Closing (subject to (iv) below), (ii) none of the Restructuring Transactions shall delay or prevent the Closing or be prejudicial to the Company Shareholders in any material respect, (iii) in connection with a Restructuring Transaction, the Purchaser may not require the Company or any of the Company Subsidiaries to take any action that contravenes any of the Company’s or any of the Company Subsidiaries’ organizational documents, Material Contracts, applicable Law, the Interim Order or Final Order, (iv) any such Restructuring Transactions will be contingent upon all conditions to the Arrangement having been satisfied or waived and the Company’s receipt of a written notice from the Purchaser to such effect and that the Purchaser is prepared to proceed immediately with the Closing and any other evidence reasonably requested by the Company that the Closing will occur, (v) in connection with a Restructuring Transaction, these actions (or the inability to complete them) will not affect or modify the obligations of the Purchaser under the Arrangement Agreement, including the amount of, or timing of, payment of the Consideration, (vi) in connection with a Restructuring Transaction, the Company and the Company Subsidiaries will not be required to take any action that the Company reasonably determines, after prior consultation with the Purchaser, could adversely affect the classification of any U.S. REIT Subsidiary as a U.S. REIT or that could subject any U.S. REIT Subsidiary to any “prohibited transactions” taxes or certain other material Taxes under the Code, (vii) in connection with a Restructuring Transaction, neither the Company nor any of the Company Subsidiaries shall be required to take any action that would result in the withdrawal or material modification of the Scotia Capital Formal Valuation and Fairness Opinion or the Morgan Stanley Fairness Opinion or would unreasonably interfere with the ongoing operations of the Company or any of the Company Subsidiaries in any material respect, and (viii) in connection with a Restructuring Transaction, neither the Company nor any of the Company Subsidiaries shall be required to take any such action that could result in Taxes being imposed on, or other adverse Tax consequences to, any Company Shareholder or holder of Preferred Units, Deferred Share Units, Stock Options, Restricted Shares or Performance Share Units unless the Company consents to such transaction with specific reference to this clause (viii) (which the Parties agree may include a requirement that such Persons are indemnified by the Purchaser for such incremental Taxes). The Purchaser shall use commercially reasonable efforts to provide documentation to implement a Restructuring Transaction reasonably in advance of the Effective Date (and in any event at least five Business Days prior to the Effective Date). The above does not apply to, and the Restructuring Transactions do not include, the transactions contemplated by the Plan of Arrangement or any other actions or transactions required to be taken by the Arrangement Agreement, including the Specified Pre-Closing Transactions. Notwithstanding the foregoing, at the request of the Purchaser, the Company shall take all actions that are necessary to enable the repayment or settlement, at or before the Effective Time, of any intercompany loans owing by the Company to any Company Subsidiary that would otherwise be outstanding at the Effective Time.

The Purchaser will, promptly upon the Company’s request, reimburse the Company for all reasonable out-of-pocket costs incurred by the Company or the Company Subsidiaries in connection with the Company’s or the Company Subsidiaries’ performance of these obligations with respect to Restructuring Transactions and the Purchaser shall indemnify and hold harmless the Company and the Company Subsidiaries for any and all liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties suffered or incurred by the Company or any of the Company Subsidiaries arising therefrom (and in the event the Arrangement and the other transactions contemplated by the Arrangement Agreement are not consummated, the Purchaser shall promptly reimburse the Company for any reasonable out-of-pocket costs incurred by the Company or the Company Subsidiaries not previously reimbursed).

Insurance and Indemnification of Directors and Officers

From and after the Effective Time, the Purchaser shall cause the Company to, to the fullest extent permitted by Law, indemnify, defend and hold harmless each Indemnified Party against: (i) all losses, expenses (including reasonable attorneys’ fees and expenses), judgments, fines, claims, damages or liabilities or, subject to the proviso of the next sentence, amounts paid in settlement, arising out of actions or omissions occurring at or prior to the completion of the transactions set out in the Plan of Arrangement (and whether asserted or claimed prior to, at or after the Effective Time) to the extent that they are based on or arise out of the fact that such person is or was a director, officer or fiduciary under benefit plans, including payment on behalf of or advancement to the Indemnified Party of any Indemnified Liabilities, and (ii) all Indemnified Liabilities to the extent they are based on or arise out of or pertain to the transactions contemplated by the Arrangement Agreement, whether asserted or claimed prior to, at or after the Effective Time, and including any expenses incurred in enforcing such person’s rights under the Arrangement Agreement; provided, that (a) the Company shall not be liable for any settlement effected without its prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed);

and (b) except for legal counsel engaged for one or more Indemnified Parties on the date of the Arrangement Agreement, the Company shall not be obligated under the Arrangement Agreement to pay the fees and expenses of more than one legal counsel (selected by a plurality of the applicable Indemnified Parties) for all Indemnified Parties in any jurisdiction with respect to any single legal action except to the extent that, on the advice of any such Indemnified Party’s counsel, two or more of such Indemnified Parties shall have conflicting interests in the outcome of such action. In the event of any such loss, expense, claim, damage or liability (whether or not asserted before the Effective Time), the Company shall pay the reasonable fees and expenses of counsel selected by the Indemnified Parties promptly, and in any event within ten days, after statements therefor are received and otherwise advance to such Indemnified Party upon request, reimbursement of documented expenses reasonably incurred (provided that, if legally required, the person to whom expenses are advanced provides an undertaking to repay such advance if it is determined by a final and non-appealable judgment of a court of competent jurisdiction that such person is not legally entitled to indemnification under applicable Law).

From and after the Closing, the Purchaser shall cause the Company to maintain the D&O Insurance for a period of not less than six years after the Effective Date; provided that the Company may substitute therefor policies of at least the same coverage and amounts containing terms no less advantageous to such former directors or officers so long as such substitution does not result in gaps or lapses of coverage with respect to matters occurring on or prior to the Effective Time; provided, further, that in no event shall the Purchaser or the Company be required to pay annual premiums in the aggregate of more than an amount equal to 300% of the current annual premiums paid by the Company for such insurance (the “Maximum Amount”) to maintain or procure insurance coverage pursuant to the Arrangement Agreement; provided further that if the amount of the annual premiums necessary to maintain or procure such insurance coverage exceeds the Maximum Amount, the Purchaser shall cause the Company to procure and maintain for such six-year period as much coverage as can be reasonably obtained for the Maximum Amount. The Purchaser shall have the option to cause coverage to be extended under the Company’s D&O Insurance by obtaining a six-year “tail” policy or policies on terms and conditions no less advantageous than the Company’s existing D&O Insurance, subject to the limitations set forth in the Arrangement Agreement, and provided such “tail” policy or policies shall satisfy the provisions of the Arrangement Agreement.

The obligations of the Purchaser and the Company described in this section will survive the Closing and the consummation of the Arrangement and shall not be terminated or modified in such a manner as to adversely affect any Indemnified Party to whom the Arrangement Agreement applies (it being expressly agreed that the Indemnified Parties to whom the Arrangement Agreement applies shall be third party beneficiaries of the insurance and indemnification section of the Arrangement Agreement, each of whom (including his or her heirs, executors or administrators and his or her Representatives, successors and assigns) may enforce the provisions of the Arrangement Agreement) without the consent of the Indemnified Party (including the successors, assigns and heirs of such Indemnified Party) affected thereby. In the event that the Company or any of its successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving company or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all its properties and assets to any Person, or if the Purchaser dissolves the Company, then, and in each such case, the Purchaser shall cause proper provision to be made so that the successors and assigns of the Company shall assume the insurance and indemnification of directors and officers obligations set forth in the Arrangement Agreement.

For a period of not less than six (6) years from the Effective Time, the Company will provide to the Indemnified Parties the same rights to exculpation, indemnification and advancement of expenses as provided to the Indemnified Parties under the provisions of the Company’s and the Company Subsidiaries’ charter, by-laws or similar organizational documents as in effect as of the date of the Arrangement Agreement and the Company’s charter, by-laws or similar organizational documents shall not contain any provisions contradictory to such rights. The contractual indemnification rights set forth in the Disclosure Letter in existence on the date of the Arrangement Agreement with any of the current or former directors, officers or employees of the Company or any Company Subsidiary shall be assumed by the Company without any further action, and shall continue in full force and effect in accordance with their terms following the Effective Time.

Certain Other Covenants

The Arrangement Agreement contains certain other covenants of the Parties to the Arrangement Agreement relating to, among other things:

•

giving the Purchaser and its authorized Representatives reasonable access during normal business hours, and upon at least 48 hours’ advance notice, to all properties, facilities, personnel and books and records of the Company and each Company Subsidiary in such a manner as not to interfere unreasonably with the operation of any business conducted by the Company or any Company Subsidiary, permit such inspections as the Purchaser may reasonably require and promptly furnish the Purchaser with such financial and operating data and other information with respect to the business, properties and personnel of the Company and each Company Subsidiary as the Purchaser may reasonably request; provided that all such access shall be coordinated through the Company or its designated Representatives, in accordance with such reasonable procedures as they may establish; provided further that the Company shall not be required to (or to cause any other Company Subsidiary to) afford such access or furnish such information to the extent that the Company believes in good faith that doing so would: (i) result in the loss of attorney-client privilege; (ii) violate any obligations of the Company or any Company Subsidiary with respect to confidentiality to any third party or otherwise breach, contravene or violate any then effective Contract to which the Company or any Company Subsidiary is party; or (iii) breach, contravene or violate any applicable Law; provided, that the Company shall use commercially reasonable efforts to allow for such access or disclosure in a manner that does not result in the events set out in (i) through (iii); and provided further that the Purchaser or its Representatives are not authorized to undertake any environmental testing involving sampling of soil, groundwater, air or other environmental medium or similar invasive techniques at any of the properties owned, operated or leased by the Company or any Company Subsidiary, including the type of activities commonly referred to as Phase II environmental site assessments.

•	delivery of resignation letters of the Company’s and the Company Subsidiaries’ directors and officers;

•

consultations regarding any press releases or other public statements with respect to the Arrangement Agreement or the Arrangement; provided that such covenant will not prevent (i) the Company or the Purchaser from making (a) internal announcements to employees and having discussions with shareholders and financial analysts and other stakeholders; or (b) public announcements in the Ordinary Course that do not relate specifically to the Arrangement Agreement or the Arrangement, in each case of this clause (i) so long as such announcements and discussions are substantially similar in all material respects with the most recent press releases, public disclosures or public statements made by the Company in compliance with the Arrangement Agreement or (ii) the Purchaser or its affiliates from communicating with their respective investors concerning the terms of the Arrangement or funding arrangements in connection therewith;

•

notification of certain matters, including communications from Governmental Entities, the Purchaser’s intent to make requests for consents related to the Arrangement or other transactions contemplated by the Arrangement Agreement and, in the case of the Company, any representation or warranty by it becoming untrue or inaccurate, and in the case of the Purchaser, any representation or warranty by it becoming untrue or inaccurate;

•	cooperation regarding the Company’s and the Company Subsidiaries’ Existing Loan Documents and related Assumption Documents;

•

the exercise, redemption or surrender and termination of all Deferred Share Units, Performance Share Units and Stock Options, and the sale of the Restricted Shares to the Purchaser at the times and on the terms contemplated in the Plan of Arrangement;

•

the Company’s agreement not to take certain actions that would cause a U.S. REIT Subsidiary to (i) fail to qualify for taxation as a U.S. REIT for its current taxable year and any other taxable year that includes the Effective Date, (ii) to become liable for U.S. federal income tax under section 857(b) or 4981 of the Code or (iii) cause any Company Subsidiary currently treated as a partnership, disregarded entity, “qualified REIT subsidiary” within the meaning of section 856(i)(2) of the Code, corporation that qualifies as a “taxable REIT subsidiary” within the meaning of section 856(l) of the Code or U.S. REIT for U.S. federal income tax purposes ceasing to be treated as such;

•

the Company’s and each Company Subsidiary’s agreement not to knowingly take any action nor knowingly enter into any transaction (other than (i) the implementation of the transactions contemplated in the Arrangement Agreement, the Plan of Arrangement or the Support Agreement or (ii) as may be requested by the Purchaser in writing or is consented by the Purchaser in writing, such consent not to be unreasonably withheld, delayed or conditioned) that could reasonably be expected to have the effect of materially reducing or eliminating the amount of the tax cost “bump” pursuant to paragraphs 88(1)(c) and 88(1)(d) of the Tax Act in respect of the securities of any Subsidiaries of the Company and other non-depreciable capital property owned by the Company or any of its Subsidiaries on the date hereof, upon an amalgamation or winding up of the Company or any of its Subsidiaries or any of their respective successors;

•

the documents and information concerning the Company and the Company Subsidiaries made available to the other Party in connection with the Arrangement pursuant to terms of the Confidentiality Agreement;

•

in the event of any amendment or proposed amendment to the provisions of the Tax Act or the applicable regulations promulgated thereunder or any change in the official application, administration, interpretation or stated purpose of any such provisions or regulations issued at any time on or after the date of the Arrangement Agreement with an effective date on or prior to the Effective Date, that is likely to result in material adverse tax consequences to the Purchaser, the Company or the Company Shareholders (other than changes of general application to the capital gains inclusion rates or tax rates) by virtue of completion of the Arrangement, the Parties agree to negotiate in good faith and to take all commercially reasonable actions necessary to amend the Arrangement Agreement and the Plan of Arrangement in such a manner as to permit the Parties to proceed with the transactions contemplated by the Arrangement Agreement on terms that would not give rise to material adverse tax consequences by virtue of completion of the Arrangement;

•	cooperation in connection with the assumption of certain of the Company’s and the Company Subsidiaries’ existing Indebtedness and the modification of the loan documents relating thereto;

•	except in respect of Transfer Rights under the governing documents of the Co-Investment Vehicles, a prohibition on the Company’s and the Company Subsidiaries’ exercise of Transfer Rights;

•

certain matters relating to the PIPE LLC, including (i) providing notice to the holders of Preferred Units in accordance with the terms of the PIPE LLC Agreement of the transactions contemplated by the Arrangement Agreement, (ii) adoption, subject to the requisite approval of the holders of the Preferred Units as set forth in the PIPE LLC Agreement, of an amendment to the PIPE LLC Agreement to the effect that: (a) the distribution of the Return of Capital Amount will not constitute an Excess Dividend or Special Dividend (as defined in the PIPE LLC Agreement); (b) for purposes of the definition of Change of Control Redemption Price (as defined in the PIPE LLC Agreement), the consummation of the Arrangement will constitute a Capital Reorganization (as defined in the PIPE LLC Agreement), and the Reference Property (as defined in the PIPE LLC Agreement) shall be an amount equal to the Consideration (and not the Common Share Acquisition Price); and (c) promptly after the date this Circular is mailed to the Company Shareholders, or at such later date provided by the Purchaser, the Company will cause PIPE LLC to deliver a Change of Control Redemption Notice (as defined in the PIPE LLC Agreement) to each holder of Preferred Units providing for the exercise of the Change of Control Redemption Right (as defined in the PIPE LLC Agreement) and the redemption of all of the issued and outstanding Preferred Units effective as of and conditioned upon the occurrence of the Effective Time; and

•	cooperation in connection with receiving the consent of certain of the Company’s and the Company Subsidiaries’ existing Private Funds in connection with the Arrangement.

Conditions to the Transaction

The obligations of the Parties to complete the Arrangement are subject to the satisfaction or waiver of the following mutual conditions:

•	the Company shall have obtained the Company Shareholder Approval;

•

no Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law or order (whether temporary, preliminary or permanent) which is then in effect and has the effect of making the Arrangement illegal or otherwise restricting, preventing or prohibiting the consummation of the Arrangement;

•

court approval (via the Interim Order and the Final Order) shall have each been obtained on terms consistent with the Arrangement Agreement and in form and substance acceptable to each Party, acting reasonably, and shall not have been set aside or modified in a manner unacceptable to either Party, each acting reasonably, on appeal or otherwise;

•	Competition Act Clearance shall have been obtained; and

•	Investment Canada Act Approval shall have been obtained.

The obligations of the Purchaser to effect the Arrangement are further subject to the satisfaction or waiver of the following conditions:

•

the Company representations and warranties must be true and correct (determined without regard to any materiality or Material Adverse Effect qualifications therein) as of the date of the Arrangement Agreement and as of the Effective Date as though made on and as of the Effective Date (except to the extent a representation or warranty is made as of a specific date, in which case such representation or warranty must be true and correct at and as of such date, without regard to any such qualifications therein), except where the failure of such representations and warranties to be true and correct has not had, or would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, except for (i) certain of the Company representations and warranties regarding the capitalization of the Company and the Company Subsidiaries, which shall be true and correct in all material respects and (ii) the Company’s representations and warranties regarding the absence of a Material Adverse Effect, which must be true and correct in all respects. The Purchaser shall have received a certificate signed on behalf of the Company, dated as of the Effective Date, to the foregoing effect;

•

the Company shall have performed or complied in all material respects with all obligations, agreements and covenants required by the Arrangement Agreement to be performed by it or complied with on or prior to the Effective Date. The Purchaser shall have received a certificate signed on behalf of the Company, dated as of the Effective Date, to the foregoing effect; and

•

from the date of the Arrangement Agreement through the Effective Date, there must not have occurred a change, event, state of facts or development which has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

The obligations of the Company to effect the Arrangement are further subject to the satisfaction or waiver of the following conditions:

•

the representations and warranties of the Purchaser must be true and correct in all material respects as of the date of the Arrangement Agreement and as of the Effective Date as though made on and as of the Effective Date (except to the extent a representation or warranty is made as of a specific date, in which case such representation or warranty must be true and correct in all material respects at and as of such date). The Company shall have received a certificate signed on behalf of the Purchaser, dated as of the Effective Date, to the foregoing effect; and

•

the Purchaser must have performed and complied, in all material respects, with all of its obligations, agreements and covenants required by the Arrangement Agreement to be performed or complied with on or prior to the Effective Date. The Company shall have received a certificate signed on behalf of the Purchaser, dated as of the Effective Date, to the foregoing effect.

No Party may rely, either as a basis for not consummating the Arrangement or the other transactions contemplated by the Arrangement Agreement or terminating the Arrangement Agreement and abandoning the Arrangement, on the failure of any condition set forth above to be satisfied if such failure was caused by such Party’s failure to act in good faith or to use commercially reasonable efforts to consummate the Arrangement and the other transactions contemplated by the Arrangement Agreement.

Termination of the Arrangement Agreement

The Company and the Purchaser may mutually agree to terminate and abandon the Arrangement Agreement at any time prior to the Effective Date, even after the Company has obtained the Company Shareholder Approval.

Termination by Either the Company or the Purchaser

In addition, the Company, on the one hand, or the Purchaser, on the other hand, may terminate the Arrangement Agreement by written notice to the other at any time prior to the Effective Date, even after the Company has obtained the Company Shareholder Approval, if:

(a)

any Governmental Entity of competent authority has issued an order, decree or ruling or taken any other action in each case permanently restraining, enjoining or otherwise prohibiting the Arrangement substantially on the terms contemplated by the Arrangement Agreement and such order, decree, ruling or other action has become final and non-appealable; provided, that the right to terminate the Arrangement Agreement as such is not available to a Party if the issuance of such final, non-appealable order, decree or ruling or taking of such other action was primarily due to the failure of the Company, in the case of termination by the Company, or the Purchaser, in the case of termination by the Purchaser, to perform any of its obligations under the Arrangement Agreement;

(b)

the Arrangement has not been consummated on or before the Outside Date; provided that the right to terminate the Arrangement Agreement as such is not available to the Company, if the Company, or to the Purchaser, if the Purchaser, has breached its obligations under the Arrangement Agreement in any manner that has caused or resulted in the failure to consummate the Arrangement on or before such date; or

(c)

the Company Shareholder Approval has not been obtained as required by the Interim Order at the Shareholder Meeting or any adjournment or postponement thereof at which the Arrangement Resolution is voted upon.

Termination by the Company

The Company may also terminate the Arrangement Agreement by written notice to the Purchaser at any time prior to the Effective Date, even after the Company has obtained the Company Shareholder Approval, if:

(a)

prior to obtaining the Company Shareholder Approval, the Company Board effects an Adverse Recommendation Change in accordance with the requirements described above under “Arrangement Agreement – Obligation of the Company Board with Respect to its Recommendation and Fiduciary Out” in connection with a Superior Proposal and the Company Board has approved, and concurrently with the termination, the Company enters into, a definitive agreement providing for the implementation of a Superior Proposal that did not result from a breach of the Company’s obligations described under “Arrangement Agreement – Restriction on Solicitation of Acquisition Proposals” or “Arrangement Agreement – Obligation of the Company Board with Respect to its Recommendation and Fiduciary Out” above, provided that such termination will not be effective until the Company has paid the Company Termination Fee (as described below);

(b)

the Purchaser has breached or failed to perform any of its representations, warranties, covenants or other agreements contained in the Arrangement Agreement such that the conditions precedent relating to their representations, warranties, covenants or agreements would be incapable of being satisfied by the earlier of (i) the date that is 30 calendar days following the Company’s delivery of written notice to the Purchaser of such breach or (ii) the Outside Date, provided that the Company is not then in breach of the Arrangement Agreement so as to cause any conditions precedent relating to its representations, warranties, covenants or agreements to be incapable of being satisfied; or

(c)	all of the following occur:

○

all of the mutual conditions to the Parties’ obligations to effect the Arrangement and the additional conditions to the obligations of the Purchaser to effect the Arrangement have been satisfied or waived by the Purchaser (other than those conditions that by their nature are to be satisfied at the Closing, provided that such conditions to be satisfied at the Closing would be satisfied as of the date of the notice referenced in the immediately following bullet if the Closing were to occur on the date of such notice);

○

on or after the date the Closing should have occurred pursuant to the Arrangement Agreement, the Company shall have delivered written notice to the Purchaser to the effect that all of the mutual conditions to the Parties’ obligations to effect the Arrangement and the additional conditions to the obligations of the Purchaser to effect the Arrangement have been satisfied or waived by the Purchaser (other than those conditions that by their nature are to be satisfied at the Closing, provided that such conditions to be satisfied at the Closing would be satisfied as of the date of such notice if the Closing were to occur on the date of such notice) and the Company is prepared to consummate the Closing; and

○

the Purchaser fails to consummate the Closing on or before the third Business Day after delivery of the notice referenced in the immediately preceding bullet, and the Company was prepared to consummate the Closing during such three Business Day period.

Termination by the Purchaser

The Purchaser may also terminate the Arrangement Agreement by written notice to the Company at any time prior to the Effective Date, even after the Company has obtained the Company Shareholder Approval, if:

(a)

the Company has breached or failed to perform any of its representations, warranties, covenants or other agreements contained in the Arrangement Agreement such that the conditions precedent relating to the Company’s representations, warranties, covenants or agreements would be incapable of being satisfied by the earlier of (i) the date that is 30 calendar days following the Purchaser’s delivery of written notice to the Company of such breach or (ii) the Outside Date, provided that the Purchaser is not then in breach of the Arrangement Agreement so as to cause any conditions precedent relating to its representations, warranties, covenants or agreements to be incapable of being satisfied; or

(b)

(i) the Company Board has effected an Adverse Recommendation Change, (ii) the Company has failed to publicly recommend against any take-over bid that constitutes an Acquisition Proposal (including, for these purposes, by taking no position with respect to the acceptance of such take-over bid by the Company’s Shareholders) within ten Business Days after the commencement of such Acquisition Proposal, (iii) the Company Board has failed to publicly reaffirm the recommendation of the Company Board to approve the Arrangement and the other transactions contemplated by the Arrangement Agreement within ten Business Days after the date an Acquisition Proposal has been publicly announced (or if the Shareholder Meeting is scheduled to be held within ten Business Days from the date an Acquisition Proposal is publicly announced, promptly prior to the Shareholder Meeting and in any event, except in the case that such announcement takes place less than two Business Days prior to the date on which the Shareholder Meeting is scheduled to be held, not less than two Business Days prior to such date (taking into account any postponement or adjournment thereof in accordance with the Arrangement Agreement)), or (iv) the Company or any Company Subsidiary enters into an Alternative Acquisition Agreement (other than an acceptable confidentiality agreement).

Termination Fees

Except as otherwise set forth in the Arrangement Agreement, whether or not the Arrangement is consummated, all expenses incurred in connection with the Arrangement Agreement and the other transactions contemplated thereby shall be paid by the Party incurring such expenses.

Termination Fee Payable by the Company

The Company has agreed to pay the Company Termination Fee, if:

•

the Purchaser terminates the Arrangement Agreement pursuant to the provision described in paragraph (b) under “Arrangement Agreement – Termination of the Arrangement Agreement – Termination by the Purchaser” above;

•

the Company terminates the Arrangement Agreement pursuant to the provision described in paragraph (a) under “Arrangement Agreement – Termination of the Arrangement Agreement – Termination by the Company” above; or

•	all of the following requirements are satisfied:

○

the Company or the Purchaser terminates the Arrangement Agreement pursuant to the provisions described in paragraphs (b) or (c) under “Arrangement Agreement – Termination of the Arrangement Agreement – Termination by Either the Company or the Purchaser” above or the Purchaser terminates the Arrangement Agreement pursuant to the provision described in paragraph (a) under “Arrangement Agreement – Termination of the Arrangement Agreement – Termination by the Purchaser” above; and

○

(i) an Acquisition Proposal has been received by the Company or its Representatives or any Person has publicly proposed or publicly announced an intention (whether or not conditional) to make an Acquisition Proposal, in each case, prior to the date of termination of the Arrangement Agreement (and, in the case of a termination pursuant to the provision described in paragraph (c) under “Arrangement Agreement – Termination of the Arrangement Agreement – Termination by Either the Company or the Purchaser” above, such Acquisition Proposal or publicly proposed or announced intention was made prior to the Shareholder Meeting), and (ii) within twelve months after such termination, the Company or any Company Subsidiary enters into a definitive agreement relating to, or consummates, any Acquisition Proposal (with, for purposes of (ii), the references to “15%” in the definition of “Acquisition Proposal” being deemed to be references to “50%”).

Termination Fee Payable by the Purchaser

The Purchaser has agreed to pay the Purchaser Termination Fee if the Company terminates the Arrangement Agreement pursuant to the provisions described in paragraphs (b) or (c) under “Arrangement Agreement – Termination of the Arrangement Agreement – Termination by the Company” or if the Purchaser terminates the Arrangement Agreement pursuant to the provisions described in paragraph (b) under “Arrangement Agreement – Termination of the Arrangement Agreement – Termination by Either the Company or the Purchaser” at a time the Company was entitled to terminate the Arrangement Agreement pursuant to the provisions described in paragraphs (b) or (c) under “Arrangement Agreement – Termination of the Arrangement Agreement – Termination by the Company”.

Guaranty

In connection with the Arrangement Agreement, each Guarantor entered into a Guaranty in the Company’s favour to guarantee the Purchaser’s payment obligations with respect to the Purchaser Termination Fee and certain expense reimbursement and indemnification obligations of the Purchaser under the Arrangement Agreement, subject to the terms and limitations set forth in each Guaranty.

The maximum aggregate liability of BREP X under its applicable Guaranty will not exceed $466,843,000, plus all reasonable and documented third-party costs and out-of-pocket expenses (including reasonable fees of counsel) actually incurred by the Company relating to any litigation or other proceeding brought by the Company to enforce the Company’s rights under the Guaranty, if the Company prevails in such litigation or proceeding.

BREP X’s Guaranty terminates as of the earliest to occur of: (i) the Effective Time, (ii) receipt of 88.75% of the Purchaser Termination Fee by the Company and any amounts that may be payable under the expenses section of such Guaranty and (iii) the 90th day after any termination of the Arrangement Agreement in accordance with its terms (except as to payments for which a claim has been made prior to such 90th day).

The maximum aggregate liability of BREIT OP under its applicable Guaranty will not exceed $59,157,000, plus all reasonable and documented third-party costs and out-of-pocket expenses (including reasonable fees of counsel) actually incurred by the Company relating to any litigation or other proceeding brought by the Company to enforce the Company’s rights under the Guaranty, if the Company prevails in such litigation or proceeding.

BREIT OP’s Guaranty terminates as of the earliest to occur of: (i) the Effective Time, (ii) receipt of 11.25% of the Purchaser Termination Fee by the Company and any amounts that may be payable under the expenses section of such Guaranty and (iii) the 90th day after any termination of the Arrangement Agreement in accordance with its terms (except as to payments for which a claim has been made prior to such 90th day).

Specific Performance

The Company may not seek specific performance to require the Purchaser to complete the Arrangement and the other transactions contemplated by the Arrangement Agreement and, except with respect to enforcing confidentiality provisions, the Company’s sole and exclusive remedy against the Purchaser relating to any breach of the Arrangement Agreement or otherwise will be limited to the right to receive the Purchaser Termination Fee under the conditions described under “Arrangement Agreement – Termination Fees – Termination Fee Payable by the Purchaser” and certain other rights to reimbursement as set forth in the Arrangement Agreement. The Purchaser may, however, seek specific performance to require the Company to complete the Arrangement and the other transactions contemplated by the Arrangement Agreement, subject to the terms and conditions of the Arrangement Agreement.

Amendment and Waiver

The Arrangement Agreement may be amended by action taken by the Parties at any time before or after the receipt of the Company Shareholder Approval but, after such approval, no amendment may be made which requires the approval of any such Company Shareholders under applicable Law without obtaining such further approvals.

The Arrangement Agreement also provides that, at any time prior to the Closing, each Party may extend the time for the performance of any of the obligations or other acts of the other Parties, waive any breaches or inaccuracies in the representations and warranties of the other Parties contained in the Arrangement Agreement or in any document, certificate or writing delivered pursuant thereto, or waive compliance by the other Parties with any of the agreements or conditions contained in the Arrangement Agreement. Any agreement on the part of any Party thereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the Party or Parties to be bound thereby. Notwithstanding the foregoing, no failure or delay by the Company or the Purchaser in exercising any right thereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right thereunder.

Support Agreement

In connection with the entry into the Arrangement Agreement, the Purchaser, the BREIT Shareholder and the Company entered into the Support Agreement pursuant to which the BREIT Shareholder agreed to vote any Covered Securities (as defined in the Support Agreement), other than the Preferred Units, in favour of the adoption of the Arrangement Agreement and the Arrangement Resolution and any other matters necessary or presented or proposed for consummation of the Arrangement and the other transactions contemplated by the Arrangement Agreement and, no later than five Business Days prior to the Shareholder Meeting, deliver or cause to be delivered to the Company, with a copy to the Purchaser concurrently, a duly executed proxy or proxies or voting instruction form reflecting such voting instructions, which proxy or proxies or voting instruction form shall not be revoked without the prior written consent of the Company unless the Support Agreement is terminated in accordance with its terms, and against any Acquisition Proposal and any other action that could reasonably be expected to impede, interfere with, delay, postpone or adversely affect the Arrangement or other transactions contemplated by the Arrangement Agreement or result in a breach of any covenant, representation or warranty or other obligation or agreement of the Company under the Arrangement Agreement or of the BREIT Shareholder under the Support Agreement.

The BREIT Shareholder submitted an Optional Exchange Notice (as defined in the PIPE LLC Agreement) providing for the exchange of 180,000 of its Preferred Units into 21,308,382 Common Shares in accordance with the PIPE LLC Agreement, with an Optional Exchange Date (as defined in the PIPE LLC Agreement) of February 9, 2024. Prior to the Effective Time, the BREIT Shareholder shall also submit an Optional Exchange Notice providing for the exchange of all of its remaining Preferred Units in accordance with the PIPE LLC Agreement, with an Optional Exchange Date at or prior to the Effective Date. Pursuant to the PIPE LLC Agreement, such exchanges may be effected by the Company acquiring such Preferred Units pursuant to the Optional Tricon Call Right (as defined in the PIPE LLC Agreement).

Except in the case of an event of foreclosure pursuant to certain lending arrangements entered into by the BREIT Shareholder, the BREIT Shareholder has agreed not to sell, transfer, pledge, assign, gift-over or otherwise dispose of the Covered Securities (other than an exchange of the Preferred Units for Common Shares); provided that transfers to an affiliate of the BREIT Shareholder are not prohibited. In the event the BREIT Shareholder acquires or has the power to vote or direct the voting of any additional Common Shares, Preferred Units or other voting securities, such additional interests will be deemed Covered Securities. The BREIT Shareholder has also agreed to waive any rights to dissent provided under applicable Laws or otherwise in connection with the Arrangement or any other corporate transaction considered at the Shareholder Meeting in connection therewith.

The BREIT Shareholder has agreed to (i) provide its consent, if necessary, to actions required to be taken with respect to PIPE LLC in accordance with the Arrangement Agreement, including as described in the second-last bullet under “Certain Other Covenants” above, and (ii) transfer, contribute and deliver all of its Common Shares to an affiliate of the Purchaser pursuant to, and as described in, the Plan of Arrangement.

The foregoing is a summary of the material terms of the Support Agreement and is qualified in its entirety by reference to the Support Agreement, which has also been filed by the Company on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

CERTAIN LEGAL MATTERS

Implementation of the Arrangement and Timing

The Arrangement will be implemented by way of a Court-approved plan of arrangement under the OBCA pursuant to the terms of the Arrangement Agreement. The following procedural steps must be taken in order for the Arrangement to become effective:

(a)	the Company Shareholder Approvals must be obtained;

(b)	the Court must grant the Final Order approving the Arrangement;

(c)	all conditions precedent to the Arrangement, as set forth in the Arrangement Agreement, must be satisfied or waived (if permitted) by the appropriate party; and

(d)	the Final Order and Articles of Arrangement in the form prescribed by the OBCA must be filed with the Director.

Except as otherwise provided in the Arrangement Agreement, the Company will file the Articles of Arrangement with the Director as soon as reasonably practicable after the satisfaction or, where permitted, waiver of the conditions set forth in the Arrangement Agreement (other than those which by their nature are to be satisfied at the Effective Time) unless another time or date is agreed to by the Purchaser and the Company.

The Arrangement is currently expected to be completed in the second quarter of this year based on the assumption that all required Company Shareholder Approvals, Court approvals and Required Regulatory Approvals are obtained and all other conditions to the Arrangement are satisfied or waived prior to such date. It is not possible, however, to state with certainty when the Effective Date will occur. The Effective Date could be earlier than anticipated or could be delayed for a number of reasons, including an objection before the Court at the hearing of the application for the Final Order or the failure to receive the Required Regulatory Approvals. As provided under the Arrangement Agreement, the Outside Date to complete the Arrangement is currently July 18, 2024, without triggering termination rights under the Arrangement Agreement.

Court Approvals and Completion of the Arrangement

Interim Order

The Arrangement requires approval by the Court under Section 182 of the OBCA. Prior to the mailing of this Circular, the Company obtained the Interim Order providing for the calling and holding of the Shareholder Meeting and other procedural matters, including, but not limited to: (i) the Company Shareholder Approvals, (ii) the Dissent Rights to registered Company Shareholders, (iii) the notice requirements with respect to the presentation of the Application to the Court for the Final Order, (iv) the ability of the Company to adjourn or postpone the Shareholder Meeting from time to time in accordance with the terms of the Arrangement Agreement without the need for additional approval of the Court and (v) unless required by Law or authorized by the Court, that the Record Date for the Company Shareholders entitled to notice of and to vote at the Shareholder Meeting will not change in respect or as a consequence of any adjournment(s) or postponement(s) of the Shareholder Meeting. A copy of the Interim Order as issued is attached as Appendix “E” to this Circular.

Final Order

Subject to the terms of the Arrangement Agreement, following the approval of the Arrangement Resolution by Company Shareholders, the Company will make an application to the Court for the Final Order. The application for the Final Order approving the Arrangement is expected to be heard before the Ontario Superior Court of Justice (Commercial List) on April 5, 2024 at 10:00 a.m. (Toronto time), or as soon as counsel may be heard, by videoconference, via a link to be provided by the Court at a later date (the “Final Hearing”). A copy of the Notice of Application for the Final Order is set forth in Appendix “F” to this Circular. Any Company Shareholder and any other interested party who wishes to participate, be represented, or present evidence or argument at the Final Hearing may do so, subject to filing a notice of appearance as set out in the Notice of Application and satisfying certain other requirements as set out in the Interim Order, as soon as practicable, and, in any event, prior to April 2, 2024 at 5:00 p.m. (Toronto time).

At the Final Hearing, the Court will consider, among other things, the procedural and substantive fairness of the Arrangement. The Court may approve the Arrangement in any manner the Court may direct and determine appropriate, subject to compliance with such terms and conditions, if any, as the Court deems fit. In the event that the Final Hearing is postponed, adjourned or rescheduled, then, subject to any further order of the Court, only those persons having previously served a notice of appearance in compliance with the Notice of Application and the Interim Order will be given notice of the postponement, adjournment or rescheduled date.

Required Regulatory Approvals

The completion of the Arrangement is conditional on obtaining the following Required Regulatory Approvals.

Competition Act Clearance

Part IX of the Competition Act requires that where a given transaction exceeds the applicable thresholds set out in sections 109 and 110 of the Competition Act (a “Notifiable Transaction”), parties must notify the transaction to the Commissioner of Competition appointed under the Competition Act (or his designee) (the “Commissioner”) prior to closing. Subject to certain limited exceptions, a Notifiable Transaction cannot be completed until the parties to the transaction have each submitted the information prescribed pursuant to subsection 114(1) of the Competition Act (a “Notification”) to the Commissioner and the applicable waiting period has expired, has been terminated early or the appropriate waiver has been provided by the Commissioner.

The statutory waiting period (during which the parties cannot complete a Notifiable Transaction) expires 30 days after the day on which the parties to the Notifiable Transaction have submitted their respective portions of the Notification. The parties are entitled to complete their Notifiable Transaction at the end of this period, unless the Commissioner notifies the parties, pursuant to subsection 114(2) of the Competition Act, that the Commissioner requires additional information that is relevant to the Commissioner’s assessment of the competitive effects of the Notifiable Transaction (“Supplementary Information Request”). In the event that the Commissioner provides the parties with a Supplementary Information Request, the statutory waiting period is extended and the Notifiable Transaction can only be completed 30 days after compliance with such Supplementary Information Request, provided that there is no order issued by the Competition Tribunal in effect that would prohibit completion of the Notifiable Transaction at that time. The Commissioner’s substantive assessment of a Notifiable Transaction may extend beyond the statutory waiting periods.

In addition or as an alternative to filing a Notification, parties to a Notifiable Transaction may apply to the Commissioner for an advance ruling certificate (an “ARC”) or, in the event that the Commissioner is not prepared to issue an ARC in respect of the Notifiable Transaction, that he issue a No-Action Letter. If the Commissioner issues an ARC, the parties are exempt from having to file a Notification; if the Commissioner issues a No-Action Letter, upon the request of the parties, the Commissioner can waive the parties’ requirement to submit a Notification where the parties have supplied substantially similar information as would have been supplied with their Notification. Once either an ARC or No-Action Letter has been issued, the parties to a Notifiable Transaction are able to close.

The Commissioner may challenge a merger before the Competition Tribunal at any time before, or within one year following, its completion where the merger prevents or lessens, or is likely to prevent or lessen, competition substantially (a “Competition Challenge”). If the Competition Tribunal is satisfied that a merger prevents or lessens, or is likely to prevent or lessen, competition substantially, it can issue an order prohibiting the transaction, provided that the transaction has not been completed by such time, or it can order the divestiture of shares or assets where the transaction already has been completed. The Commissioner is precluded from bringing a Competition Challenge in respect of a Notifiable Transaction on substantially the same information that an ARC was issued, provided that the Notifiable Transaction was completed within one year after the ARC was issued. No such prohibition on bringing a Competition Challenge applies where a No-Action Letter was issued.

The Arrangement constitutes a Notifiable Transaction, and, as such, the Parties must comply with the merger notification provisions of Part IX of the Competition Act. On February 5, 2024, the Parties filed with the Commissioner a request for an ARC or, in the alternative, a No-Action Letter and request for waiver of the Notification obligation. On February 8, 2024, the parties were advised that the matter has been designated by the Competition Bureau as “non-complex” and the corresponding non-binding service standard period is 14 days. At this time, the Parties have not filed their respective portions of the Notification, and as a result, the statutory waiting period under Part IX of the Competition Act has not commenced. The Parties will continue to assess whether it is necessary to file a Notification. It is a condition to the Closing that Competition Act Clearance be obtained.

Investment Canada Act Approval

Certain transactions involving the “acquisition of control” of a Canadian business by a non-Canadian are subject to review (a “Reviewable Transaction”) and cannot be implemented unless the responsible Minister under the Investment Canada Act is satisfied or deemed to be satisfied that the transaction is likely to be of “net benefit” to Canada (a “Net Benefit Determination”). The responsible Minister in this case is the Minister of Innovation, Science and Industry.

In the case of a Reviewable Transaction, the non-Canadian investor must submit an application to the Director of Investments (the “Application for Review”). The submission of the Application for Review triggers an initial review period of up to 45 days (during which the Reviewable Transaction cannot be implemented), which may be unilaterally extended by the responsible Minister for an additional 30 days, after which period the responsible Minister and the non-Canadian investor may agree to further extensions.

In deciding whether to issue a Net Benefit Determination, the responsible Minister is required to consider, among other things, the Application for Review and, to the extent required, any written undertakings offered by the non-Canadian investor to His Majesty in right of Canada. The prescribed factors that the responsible Minister must consider when deciding whether to issue a Net Benefit Determination include, among other things, the effect of the investment on economic activity in Canada (including the effect on employment), on participation by Canadians in the acquired business, on productivity, industrial efficiency, technological development, product innovation, product variety and competition in Canada, and the compatibility of the investment with national and provincial industrial, economic and cultural policies, and the contribution of the investment to Canada’s ability to compete in world markets.

If, following his review, the responsible Minister is not satisfied or deemed to be satisfied that the Reviewable Transaction is likely to be of net benefit to Canada, the Minister is required to send a notice to that effect to the non-Canadian investor, advising the non-Canadian investor of its right to make further representations and submit (additional) undertakings within 30 days from the date of such notice or any further period that may be agreed to by the non-Canadian investor and responsible Minister. Within a reasonable period of time after receiving any such additional representations and proposed written undertakings, the responsible Minister must send a notice to the non-Canadian investor stating either that the responsible Minister is satisfied that the investment is likely to be of net benefit to Canada, in which case the transaction may be completed, or confirming that the responsible Minister is not satisfied that the investment is likely to be of net benefit to Canada, in which case the completion of the transaction is prohibited.

In addition, under Part IV.1 of the Investment Canada Act, certain investments by non-Canadians, including a Reviewable Transaction, can be subject to separate review on grounds that the investment could be injurious to national security. Specifically, in the case of a Reviewable Transaction, a non-Canadian investor cannot complete its investment where it has received, within the prescribed period, notice from the Minister that the investment may be subject to review by the Governor in Council on grounds that the investment could be injurious to national security. Where such a notice has been received, a non-Canadian investor cannot complete its investment until either it has received: (i) a notice from the Minister stating that no order for a review will be made; (ii) a notice from the Minister that an order for a national security review of the transaction has been made and stating that no further action will be taken; or (iii) after an order for a national security review has been made and the review has been completed, a notice by the Governor in Council authorizing the transaction to proceed, with or without conditions and subject to any written undertakings provided to His Majesty in right of Canada. In the case of a Reviewable Transaction, a national security review can be required at any time from when the Minister first becomes aware of the investment up to 45 days after an application for review has been submitted, which period can be extended for an additional 45 days. Where a national security review is ordered, the statutory time period for a Net Benefit Determination is suspended until the national security review has been completed.

The Arrangement is a Reviewable Transaction. The Purchaser, a non-Canadian investor, is acquiring control of the Company, a Canadian business, and the relevant financial thresholds under the Investment Canada Act are exceeded. The Purchaser filed its Application for Review with the responsible Minister on January 31, 2024. It is a condition to the Closing that Investment Canada Act Approval be obtained. As of the date of this Circular, the review of the transactions contemplated by the Arrangement Agreement under the Investment Canada Act is ongoing, and the Investment Canada Act Approval required pursuant to the Arrangement Agreement has not yet been obtained.

Interest of Certain Persons in the Arrangement; Benefits from the Arrangement

In considering the recommendation of the Unconflicted Company Board with respect to the Arrangement Resolution, Company Shareholders should be aware that certain of the directors and officers of the Company have interests in connection with the Arrangement, as described below, that may be in addition to, or separate from, those of Company Shareholders (excluding Blackstone) generally in connection with the Arrangement. The Special Committee and the Unconflicted Company Board are aware of these interests and considered them along with other matters described herein.

All benefits received, or to be received, by directors, officers or employees of the Company as a result of the Arrangement are, and will be, solely in connection with their services as directors, officers or employees of the Company. No benefit has been, or will be, conferred for the purpose, in whole or in part, of increasing the value of the Consideration payable to any such person for the Common Shares held by such person, and no consideration is, or will be, conditional, by its terms, on such person supporting the Arrangement.

Ownership of Securities

The Common Shares (including Restricted Shares), DSUs, PSUs and Stock Options held by the directors, officers and other insiders of the Company are listed below. No Preferred Units are held by the directors or officers of the Company. The Common Shares (including Restricted Shares) held by the directors and officers of Tricon will be treated in the same fashion under the Arrangement as Common Shares held by any other holders (except for Blackstone). This includes the right to receive a cash payment for each such Common Share, equal to the amount of $11.25.

The names of the directors, officers and other insiders of the Company, the positions held by them with the Company and the number and percentage of outstanding Common Shares beneficially owned, or over which control or direction is exercised, directly or indirectly, by each of them as of the Record Date and, where known after reasonable inquiry, by their respective associates or affiliates, are set out in the following table. The table also sets out the number of Stock Options, PSUs and DSUs held by each of them as of the Record Date (except as noted below) and the estimated total consideration to be received for such securities by each such director, officer and insider (not taking into account any withholdings):

Name	Position with Tricon	Common Shares and Restricted Shares	Stock Options	PSUs(1)	DSUs	% of Common Shares	Total Estimated Consideration Under Arrangement
David Berman(2)	Co-Founder and Executive Chairman	4,266,422	252,009	147,873	241,792	1.45%	$53,220,000
Gary Berman(3)	Director, President and Chief Executive Officer	2,113,977(4)	1,235,725	810,207	551,193	0.72%	$43,226,000
Wissam Francis	Executive Vice President and Chief Financial Officer	164,580(5)	288,807	213,017	78,098	0.06%	$5,952,000
Jonathan Ellenzweig	Executive Vice President and Chief Investment Officer	191,353(6)	608,969	181,582	24,195	0.06%	$6,401,000
Kevin Baldridge	Executive Vice President and Chief Operating Officer	116,990(7)	234,012	139,862	29,042	0.04%	$4,032,000
Sherrie Suski	Executive Vice President and Chief People Officer	18,188(8)	37,708	38,793	8,071	0.01%	$855,000
David Veneziano	Executive Vice President and Chief Legal Officer	43,897(9)	105,290	107,565	77,992	0.01%	$2,922,000
Andrew Carmody	Senior Managing Director and Chief Sustainability Officer	12,370(10)	204,817	138,183	134,412	0.00%	$3,847,000
Evelyn Dube	Managing Director, Private Funds	50,378	25,000	-	25,228	0.02%	$923,000

Name	Position with Tricon	Common Shares and Restricted Shares	Stock Options	PSUs(1)	DSUs	% of Common Shares	Total Estimated Consideration Under Arrangement
Andrew Joyner	Managing Director, Head of Multi-Family	15,426(11)	135,526	90,096	78,144	0.01%	$2,490,000

Gina McMullan	Chief Accounting Officer	2,898	-	-	20,110	0.00%	$259,000

Peter Sacks	Director	64,917	25,000	-	13,951	0.02%	$987,000

Michael Knowlton	Director	22,659	-	-	54,264	0.01%	$865,000

Sian Matthews	Director	7,500	75,000	-	88,305	0.00%	$1,368,000

Camille Douglas	Director	36,535	25,000	-	-	0.01%	$511,000

Ira Gluskin	Director	975,717	50,000	-	85,175	0.33%	$12,107,000

Frank Cohen	Director	-	-	-	-	0.00%	$0

Renée Glover	Director	22,068	-	-	-	0.01%	$248,000

Geoffrey Matus	Director	782,169	278,860	73,936	30,626	0.27%	$11,033,000

All of the directors and officers, as a group	—	8,908,044	3,581,723	1,941,115	1,540,589	3.02%	$151,246,000

BCORE Preferred Holdco LLC	Insider	28,123,624(12)	-	-	-	9.54%	-

*

Except as set out in “Exhibit “C” – Directors and Executive Officers of The Company”, the business address of Tricon’s directors and executive officers is 7 St. Thomas Street, Suite 801, Toronto ON M5S 2B7

Notes:

(1)

PSU amounts assume a Performance Multiplier (as defined in the PSU Plan) of 2x in respect of PSUs with a Performance Period (as defined in the PSU Plan) scheduled to end after the Effective Time. The actual Performance Multiplier is subject to determination by the Company Board prior to the Effective Date in good faith consistent with past practice, and in accordance with the terms of the Arrangement Agreement and the Plan of Arrangement.

(2)	David Berman holds 157,336 vested Stock Options (all of which are in-the-money) and 208,191 vested DSUs. See “Securities Law Matters – Minority Approval”.
(3)	Gary Berman holds 669,108 vested Stock Options (all of which are in-the-money) and 408,577 vested DSUs. See “Securities Law Matters – Minority Approval”.
(4)	Inclusive of 497,801 Restricted Shares held by Mr. Berman.
(5)	Inclusive of 116,833 Restricted Shares held by Mr. Francis.
(6)	Inclusive of 46,600 Restricted Shares held by Mr. Ellenzweig.
(7)	Inclusive of 13,660 Restricted Shares held by Mr. Baldridge.
(8)	Inclusive of 8,341 Restricted Shares held by Ms. Suski.
(9)	Inclusive of 34,945 Restricted Shares held by Mr. Veneziano.
(10)	Inclusive of 12,370 Restricted Shares held by Mr. Carmody.
(11)	Inclusive of 8,989 Restricted Shares held by Mr. Joyner.
(12)

Based on information provided by Blackstone, BREIT Shareholder currently beneficially owns 28,123,624 Common Shares and 60,000 Preferred Units, representing approximately 11% of the issued and outstanding Common Shares as of the Record Date (assuming the exchange of all Preferred Units into Common Shares at the Exchange Price). Pursuant to the Support Agreement, BREIT Shareholder exchanged 180,000 of its Preferred Units into 21,308,382 Common Shares on February 9, 2024, and has agreed to exchange the balance of its Preferred Units into Common Shares prior to the Effective Date. The Company assumes no responsibility for the accuracy or completeness of the foregoing information. The business address of BREIT Shareholder is c/o Blackstone Real Estate Income Trust, Inc., 345 Park Avenue, New York, New York 10154.

The following table shows the names of the directors, executive officers and other insiders of the Company who, as of the date hereof, to the knowledge of the Company’s directors and executive officers, transacted in Common Shares or Incentive Securities in the 60 days prior to the date hereof:

Name	Date	Security	Number	Price Per Security	Nature of Transaction
Kevin Baldridge	January 15, 2024	DSUs	183	C$12.26	Grant (Dividend Equivalent)
	January 15, 2024	PSUs	571	C$12.26	Grant (Dividend Equivalent)
	January 15, 2024	Restricted Shares	77	US$8.95	Pursuant to DRIP
David Berman	December 19, 2023	Common Shares	26,563	C$11.95	Redemption of DSUs
	December 19, 2023	Common Shares	33,121	C$11.95	Redemption of DSUs
	January 15, 2024	DSUs	1,522	C$12.26	Grant (Dividend Equivalent)
	January 15, 2024	PSUs	604	C$12.26	Grant (Dividend Equivalent)
Gary Berman	December 19, 2023	Common Shares	46,197	C$11.95	Redemption of DSUs
	December 19, 2023	Common Shares	35,404	C$11.95	Redemption of DSUs
	January 15, 2024	DSUs	3,469	C$12.26	Grant (Dividend Equivalent)
	January 15, 2024	PSUs	3,319	C$12.26	Grant (Dividend Equivalent)
	January 15, 2024	Restricted Shares	3,203	US$8.95	Pursuant to DRIP
Jonathan Ellenzweig	January 15, 2024	DSUs	152	C$12.26	Grant (Dividend Equivalent)
	January 15, 2024	PSUs	719	C$12.26	Grant (Dividend Equivalent)
	January 15, 2024	Restricted Shares	107	US$8.95	Pursuant to DRIP
Wissam Francis	December 19, 2023	Common Shares	716	C$11.95	Redemption of DSUs
	January 15, 2024	DSUs	491	C$12.26	Grant (Dividend Equivalent)
	January 15, 2024	PSUs	873	C$12.26	Grant (Dividend Equivalent)
	January 15, 2024	Restricted Shares	752	US$8.95	Pursuant to DRIP
Ira Gluskin	January 15, 2024	DSUs	536	C$12.26	Grant (Dividend Equivalent)
John Michael Arthur Knowlton	January 15, 2024	DSUs	341	C$12.26	Grant (Dividend Equivalent)
Sian Matthews	January 15, 2024	DSUs	556	C$12.26	Grant (Dividend Equivalent)
Geoffrey Matus	December 19, 2023	Common Shares	3,814	C$11.95	Redemption of DSUs
	January 15, 2024	DSUs	193	C$12.26	Grant (Dividend Equivalent)
	January 15, 2024	PSUs	302	C$12.26	Grant (Dividend Equivalent)
Gina McMullan	January 15, 2024	DSUs	127	C$12.26	Grant (Dividend Equivalent)
Peter Sacks	January 15, 2024	DSUs	88	C$12.26	Grant (Dividend Equivalent)
Sherrie Suski	January 15, 2024	DSUs	51	C$12.26	Grant (Dividend Equivalent)
	January 15, 2024	PSUs	158	C$12.26	Grant (Dividend Equivalent)
	January 15, 2024	Restricted Shares	47	US$8.95	Pursuant to DRIP
David Veneziano	December 19, 2023	Common Shares	1,146	C$11.95	Redemption of DSUs
	January 15, 2024	DSUs	491	C$12.26	Grant (Dividend Equivalent)
	January 15, 2024	PSUs	441	C$12.26	Grant (Dividend Equivalent)
	January 15, 2024	Restricted Shares	225	US$8.95	Pursuant to DRIP
BREIT Shareholder	February 9, 2024	Common Shares	21,308,382	US$8.50(1)	Exchange of Preferred Units

Notes:

(1)	Represents the Exchange Price in respect of an exchange for Common Shares pursuant to the PIPE LLC Agreement.

Pursuant to the Arrangement, the Plan of Arrangement provides for the accelerated vesting of all unvested Incentive Securities held by all holders of such Incentive Securities. Each Restricted Share (whether vested or unvested) will become immediately vested and represent a Common Share that will entitle the holder thereof to receive $11.25 in cash for each such Common Share, each holder of Deferred Share Units (whether vested or unvested) will receive a cash payment of $11.25 per Deferred Share Unit, each holder of Performance Share Units (whether vested or unvested) will receive a cash payment of $11.25 per Performance Share Unit and each holder of Stock Options (whether vested or unvested) will receive a cash payment per Stock Option equal to the amount by which $11.25 exceeds the exercise price of such Stock Option, in each case less any applicable withholdings. See “The Arrangement – Implementation of the Arrangement”.

To the knowledge of the directors and executive officers of Tricon, it is expected that, following the completion of the Arrangement and the receipt of the Consideration to be received in connection with the Arrangement by each of the directors and executive officers of the Company, such persons will not hold any Common Shares, Restricted Shares, DSUs, PSUs or Stock Options or other securities of or issued by the Company.

The directors and executive officers of the Company are set out in “Exhibit “C” – Directors and Executive Officers of The Company”.

LTIP

The LTIP provides an opportunity for Management to participate directly in the incentive or performance fees (“Performance Fees”), if any, earned by the Company in respect of its management of Co-Investment Vehicles by allocating to them “cash points” as well as “management co-investment points”, which provide selected participants with an opportunity to invest personal at-risk capital and subscribe for ownership interests in the Co-Investment Vehicles entitled to receive such Performance Fees at fair market value (such ownership interests, “Promote Units”). All outstanding cash points are vested. A portion of the Promote Units held by Management are currently unvested, and cash points relating to certain Co-Investment Vehicles are currently unallocated under the LTIP.

In accordance with the terms of the LTIP and the Promote Units, in connection with the change of control of the Company that will result from the completion of the Arrangement, (i) any unallocated points under the LTIP will be allocated as cash points, and (ii) all unvested Promote Units will vest, in each case immediately prior to the completion of the Arrangement. The estimated value of the unallocated points under the LTIP that will be allocated as cash points and the unvested Promote Units that will vest is approximately $8,494,369 in the aggregate, calculated in a manner consistent with past practice and the methodology used by the Company to calculate the Performance Fee liability recorded in the Company’s financial statements. Given that payments to Management under the LTIP and in respect of Promote Units only become payable upon the future receipt of Performance Fees by the Company or the Co-Investment Vehicle, as applicable, which is uncertain in nature, the completion of the Arrangement will not in and of itself give rise to any payments to Management under the LTIP or on account of their Promote Units.

Employment Arrangements

All of the executive officers of the Company have entered into employment agreements with the Company pursuant to which, among other matters, such persons would be entitled to receive payments in the event their employment with the Company is terminated without just cause or if such persons resign from their employment for certain specified good reasons within 24 months following completion of the Arrangement. In the event the Arrangement is completed and the aforementioned termination without just cause or resignation provisions are triggered under such executive officers’ respective employment agreements, such persons would be entitled to receive, as a group, an aggregate cash payment of $33,095,000, excluding the cash payout values of the Restricted Shares, DSUs, PSUs and Stock Options described above.

In connection with the Arrangement, the Purchaser or one of its affiliates (including the Company following Closing) may enter into new employment arrangements with one or more officers of the Company, which could include increased responsibilities and/or enhanced employment benefits. The Purchaser has advised the Company that, as of the date hereof, no agreements, arrangements or understandings with respect to any such new employment arrangements have been reached with any officer of the Company.

Indemnification and Insurance

The Arrangement Agreement provides that the Purchaser and the Company will indemnify and hold harmless each current and former director and officer of the Company and the Company Subsidiaries against any claims arising out of or related to such person’s service as a director or officer of the Company and/or the Company Subsidiaries or the Arrangement. Further, the Arrangement Agreement provides that the Purchaser shall maintain and fully pay the premium for the liability insurance policies in effect as of the date of the Arrangement Agreement for a period of not less than six (6) years following the Closing, provided that in no event shall the Purchaser be required to pay annual premiums for such insurance in excess of 300% of the most recent annual premiums paid by the Company.

Securities Law Matters

Application of MI 61-101

The Company is a reporting issuer in all the provinces and territories of Canada and, accordingly, is subject to applicable Securities Laws of such provinces and such territories. In addition, the securities regulatory authorities in the Provinces of Ontario, Québec, Alberta, Manitoba and New Brunswick have adopted MI 61-101, which regulates certain transactions that raise the potential for conflicts of interest.

The protections afforded by MI 61-101 apply to, among other transactions, “business combinations” (as defined in MI 61-101) in which the interest of holders of equity securities may be terminated without their consent and where a “related party” (as defined in MI 61-101) (i) would, as a consequence of the transaction, directly or indirectly acquire the issuer or the business of the issuer, or combine with the issuer, through an amalgamation, arrangement or otherwise, whether alone or with joint actors, (ii) is a party to a “connected transaction” (as defined in MI 61-101) to the transaction, or (iii) (a) is entitled to receive a “collateral benefit” (as defined in MI 61-101) or (b) is entitled to receive a consideration per equity security that is not identical in amount and form to the entitlement of the general body of holders in Canada of securities of the same class.

The Arrangement is a “business combination” within the meaning of and subject to the provisions of MI 61-101. BREIT is a “related party” of Tricon as it has beneficial ownership of, or control or direction over, directly or indirectly, 28,123,624 Common Shares and 60,000 Preferred Units, representing approximately 11% of the issued and outstanding Common Shares as of the Record Date (assuming the exchange of all Preferred Units into Common Shares at the Exchange Price). BREP X does not beneficially own, or have control or direction over, directly or indirectly, any securities of the Company. BREIT and BREP X may be considered to be “joint actors” within the meaning of MI 61-101 in respect of the Arrangement. As a consequence of the Arrangement, Blackstone will directly or indirectly acquire the Company. See “Certain Legal Matters – Interest of Certain Persons in the Arrangement; Benefits from the Arrangement – Ownership of Securities”.

Formal Valuation

Pursuant to MI 61-101, a formal valuation of the Common Shares is required since the Arrangement is a “business combination” within the meaning of MI 61-101 and “interested parties” will, as a consequence of the Arrangement, directly or indirectly, acquire the Company, whether alone or with joint actors.

In recommending that the Unconflicted Company Board determine that the Arrangement is in the best interests of the Company and fair to the Company Shareholders (excluding Blackstone), the Special Committee obtained and considered, among other things, the Scotia Capital Formal Valuation and Fairness Opinion. See “Special Factors – Scotia Capital Formal Valuation and Fairness Opinion”. The full text of the Scotia Capital Formal Valuation and Fairness Opinion is attached to this Circular as Appendix “C”.

To the knowledge of the directors and executive officers of the Company, after reasonable inquiry, (i) there has been no prior valuation (as defined in MI 61-101) prepared in respect of the Company within the twenty-four (24) months preceding the date of this Circular, and (ii) there has been no bona fide prior offer relating to the subject matter of, or other relevant to, the Arrangement received by the Company within the twenty-four (24) months preceding the date of this Circular.

Minority Approval

MI 61-101 requires that, in addition to any other required security holder approval, a “business combination” be subject to “minority approval” (as defined in MI 61-101) of every class of “affected securities” (as defined in MI 61-101) of the issuer, in each case voting separately as a class. Consequently, in relation to the Arrangement, the approval of the Arrangement Resolution will require Minority Approval, being the affirmative vote of a majority (more than 50%) of the votes cast by all the holders of Common Shares present or represented by proxy at the Shareholder Meeting other than: (i) “interested parties” (as defined in MI 61-101); (ii) any “related party” (as defined in MI 61-101) of an “interested party”, unless the “related party” meets that description solely in its capacity as a director or senior officer of one or more persons that are neither “interested party” nor “issuer insiders” of the Company; and (iii) any person that is a “joint actor” (as defined in MI 61-101) with any of the foregoing, voting separately as a class.

MI 61-101 provides that where a “related party” of an issuer is entitled to receive a “collateral benefit” (as defined in MI 61-101) in connection with an arrangement transaction (such as the Arrangement) which would result in the termination of the interests of securityholders without their consent, such “related party” would be an “interested party”.

A “collateral benefit” (as defined under MI 61-101) includes any benefit that a “related party” of Tricon (which includes the directors and senior officers of Tricon) is entitled to receive as a consequence of the Arrangement, including, without limitation, an increase in salary, a lump sum payment, a payment for surrendering securities, or other enhancement in benefits related to past or future services as an employee, director or consultant of Tricon.

However, MI 61-101 excludes from the meaning of “collateral benefit” certain benefits to a related party received solely in connection with the related party’s services as an employee, director or consultant of an issuer or an affiliated entity of the issuer or a successor to the business of the issuer where, among other things:

(a)	the benefit is not conferred for the purpose, in whole or in part, of increasing the value of the consideration paid to the related party for securities relinquished under the transaction;

(b)	the conferring of the benefit is not, by its terms, conditional on the related party supporting the transaction in any manner;

(c)	full particulars of the benefit are disclosed in the disclosure document for the transaction; and

(d)

(i) at the time the transaction was agreed to, the related party and its associated entities beneficially own or exercise control or direction over less than 1% of the outstanding equity securities of the issuer (the “1% Exemption”), or (ii) an independent committee, acting in good faith, determines that the value of the collateral benefit, net of any offsetting costs to the related party, is less than 5% of the value of the consideration the related party expects it will be beneficially entitled to receive, under the terms of the Arrangement, in exchange for the equity securities beneficially owned by the related party (the “5% Exemption”).

The accelerated vesting of the Incentive Securities pursuant to the Plan of Arrangement, the allocation of unallocated points under the LTIP and accelerated vesting of Promote Units in respect of the Co-Investment Vehicles, the potential for change of control payments under existing employment agreements and the potential for new employment agreements to be entered into between a senior officer of the Company or its affiliates and the Purchaser, the Company or any of their respective affiliates, and the indemnification and provision of insurance for the benefit of the directors and officers pursuant to the terms of the Arrangement Agreement, all as described above under “Certain Legal Matters – Interest of Certain Persons in the Arrangement; Benefits from the Arrangement”, may be considered “collateral benefits” received by the applicable director or senior officers of the Company or its affiliates for the purposes of MI 61-101, subject to the availability of the exception described above.

As detailed under “Certain Legal Matters – Interest of Certain Persons in the Arrangement; Benefits from the Arrangement” all benefits received, or to be received, as a result of the Arrangement are solely in connection with the such directors’ and executive officers’ services as employees or directors of the Company, are not conferred to increase the consideration paid to such directors and executive officers for their Common Shares, are not conferred as a condition of their supporting the Arrangement, and, to the knowledge of the Company, the only directors or executive officers of the Company who do not satisfy either the 1% Exemption or the 5% Exemption are David Berman and Gary Berman. Accordingly, the benefits noted above will not constitute a “collateral benefit” for purposes of MI 61-101 for any directors or executive officers, other than David Berman and Gary Berman, as they each satisfy the requirements of the 1% Exemption.

For the purposes of MI 61-101, each of David Berman and Gary Berman is considered to beneficially own or exercise control or direction over more than 1% of the Common Shares. The value of the collateral benefits to be received by each of David Berman and Gary Berman as a result of the Arrangement, as described under “Certain Legal Matters – Interest of Certain Persons in the Arrangement; Benefits from the Arrangement”, are over 5% of the amount of the consideration that each of David Berman and Gary Berman expects to be beneficially entitled to receive under the terms of the Arrangement in exchange for the Common Shares that each beneficially owns. Accordingly, the collateral benefits that each of David Berman and Gary Berman may receive as a result of the completion of the Arrangement do not satisfy the 5% Exemption and constitute a “collateral benefit” under MI 61-101.

Consequently, the 4,266,422 Common Shares and the 2,113,977 Common Shares beneficially owned or controlled, directly or indirectly, by David Berman and Gary Berman, respectively, collectively representing approximately 2.16% of the issued and outstanding Common Shares as of the Record Date, will be excluded for the purposes of determining whether the Minority Approval has been obtained and comprise part of the Excluded Shares.

Additionally, the 28,123,624 Common Shares beneficially owned, or over which control or direction is exercised, directly or indirectly, by BREIT, which is a “related party” (as defined in MI 61-101) of Tricon, representing approximately 9.54% of the outstanding Common Shares as of the Record Date, will be excluded for the purposes of determining whether the Minority Approval has been obtained and comprise part of the Excluded Shares. BREIT also indirectly holds 60,000 Preferred Units that have not been converted as of the Record Date. BREP X does not beneficially own, or have control or direction over, directly or indirectly, any securities of the Company. BREIT and BREP X may be considered to be “joint actors” within the meaning of MI 61-101 in respect of the Arrangement. As a consequence of the Arrangement, Blackstone will directly or indirectly acquire the Company. The Conflicted Director does not own any Common Shares and accordingly need not be excluded for the purposes of the Minority Approval.

The Excluded Shares collectively represent, in the aggregate, approximately 11.70% of the outstanding Common Shares as of the Record Date and will be excluded for the purposes of determining whether the Minority Approval has been obtained.

Stock Exchange Delisting and Reporting Issuer Status

The Company and the Purchaser have agreed to use their commercially reasonable efforts to cause the Common Shares to be delisted from the TSX and the NYSE promptly, with effect as soon as practicable following the acquisition by the Purchaser of the Common Shares pursuant to the Arrangement. Following the Effective Date, it is expected that the Purchaser will cause the Company to apply to cease to be a reporting issuer under the securities legislation of each of the provinces and territories in Canada under which it is currently a reporting issuer (or equivalent) or take or cause to be taken such other measures as may be appropriate to ensure that the Company is not required to prepare and file continuous disclosure documents. Following the consummation of the Arrangement, the registration of the Common Shares under the U.S. Exchange Act will be terminated.

RISK FACTORS

The following risk factors should be carefully considered by Company Shareholders in evaluating the approval of the Arrangement Resolution. The following risk factors are not a definitive list of all risk factors associated with the Company or the Arrangement.

Risks Relating to Tricon

If the Arrangement is not completed, Tricon will continue to face the risks that it currently faces with respect to its affairs, business and operations and future prospects. Such risk factors are set forth and described in Tricon’s annual information form and annual report (Form 40-F) for the year ended December 31, 2022, the management’s discussion and analysis of financial condition and results of operations for the year ended December 31, 2022, as well as the management’s discussion and analysis of financial condition and results of operations for the three and nine months ended September 30, 2023, each of which have been filed on SEDAR+ at www.sedarplus.ca and/or on EDGAR under Tricon’s profile at www.sec.gov.

Risks Related to the Arrangement

Conditions Precedent and Required Approvals

There can be no certainty that all conditions precedent to the Arrangement will be satisfied or waived, nor can there be any certainty of the timing of their satisfaction or waiver. Failure to complete the Arrangement could materially negatively impact the trading price of the Common Shares.

The completion of the Arrangement is subject to a number of conditions precedent, some of which are outside the control of the Company and the Purchaser, including receipt of the Company Shareholder Approvals, receipt of the Required Regulatory Approvals, and the granting of the Final Order. In addition, the completion of the Arrangement by the Purchaser is conditional on, among other things, no Material Adverse Effect having occurred since the date of the Arrangement Agreement. There can be no certainty, nor can the Company or the Purchaser provide any assurance, that these conditions will be satisfied or waived or, if satisfied or waived, when they will be satisfied or waived. If any of the conditions precedent to the Arrangement are not met and the Purchaser, in its sole discretion, does not waive these conditions on or before the Outside Date, the Purchaser will not be obligated to complete the Arrangement and either the Company or the Purchaser may then terminate the Arrangement Agreement.

Moreover, a substantial delay in obtaining satisfactory approvals could result in the Arrangement not being completed. If the Arrangement is not completed for any reason, there are risks that the announcement of the Arrangement and the dedication of substantial resources of the Company to the completion thereof could have a negative impact on the Company’s current business relationships, including with future and prospective employees, customers, distributors, suppliers and partners, and could have a material adverse effect on the current and future operations, financial condition and prospects of the Company. In addition, failure to complete the Arrangement for any reason could have a material negative impact on the trading price of the Common Shares.

Termination in Certain Circumstances and Company Termination Fee

Each of the Company and the Purchaser has the right, in certain circumstances, to terminate the Arrangement Agreement. Accordingly, there can be no certainty, nor can the Company provide any assurance, that the Arrangement Agreement will not be terminated by either of the Company or the Purchaser prior to the completion of the Arrangement. Tricon’s business, financial condition or results of operations could also be subject to various material adverse consequences, including that the Company would remain liable for significant costs relating to the Arrangement including, among others, legal, accounting and printing expenses. Further, if the Arrangement Agreement is terminated under certain circumstances, the Company is required to pay to the Purchaser the Company Termination Fee.

Occurrence of a Material Adverse Effect

The completion of the Arrangement is subject to the condition that, among other things, on or after January 18, 2024 (the date on which the Arrangement Agreement was entered into), there shall not have occurred a Material Adverse Effect. Although a Material Adverse Effect excludes certain events, there can be no assurance that a Material Adverse Effect will not occur prior to the Effective Time. If such a Material Adverse Effect occurs and the Purchaser does not waive the same, the Arrangement would not proceed. See “Arrangement Agreement – Conditions to the Transaction”.

Uncertainty Surrounding the Arrangement

As the Arrangement is dependent upon satisfaction of a number of conditions precedent, its completion is uncertain. In response to this uncertainty, parties with whom the Company has or is seeking business relationships may delay or defer decisions concerning the Company. Any delay or deferral of those decisions could adversely affect the business and operations of the Company, regardless of whether the Arrangement is ultimately completed. Similarly, uncertainty may adversely affect the Company’s ability to attract or retain key personnel.

The Significant Resources Dedicated in Connection with the Arrangement, Restrictions from Taking Specified Actions while the Arrangement is Pending and Negative Impact of a Failure to Complete the Arrangement on the Company’s Business

The Arrangement Agreement restricts the Company from taking certain specified actions until the Arrangement is completed or the Arrangement Agreement is terminated, unless prior written consent of Blackstone is obtained, which may delay or prevent the Company from pursuing certain opportunities that may arise prior to the completion of the Arrangement. Among other restrictions, the Arrangement Agreement restricts the ability of the Company to raise equity.

If the Arrangement is not completed for any reason, the announcement of the Arrangement, the dedication of the Company’s resources to the completion thereof and the restrictions that were imposed on the Company under the Arrangement Agreement may have an adverse effect on the current future operations, financial condition and prospects of the Company. See “Arrangement Agreement – Conduct of Business Pending the Arrangement” and “Arrangement Agreement – Restriction on Solicitation of Acquisition Proposals”.

Impact on the Company’s Existing Business Relationships and Employees

The announcement and pendency of the transactions undertaken pursuant to the Arrangement Agreement and the Plan of Arrangement, the failure to complete those transactions, and/or actions that the Company may be required (or as may be permitted by Blackstone) to take pursuant to the Arrangement Agreement and the Plan of Arrangement could have an adverse impact on the Company’s existing and prospective business relationships with customers and other third parties and on the Company’s employees.

The Volatility of the Relative Trading Price of Shares Prior to the Effective Date

Market assessments of the benefits of the Arrangement and the likelihood that the Arrangement will be consummated may impact the volatility of the market price of the Common Shares prior to the consummation of the Arrangement.

The Possibility for the Company, the Purchaser and Blackstone to Become the Target of Securities Class Actions, Oppression Claims and Derivative Lawsuits Which Could Result in Costs and May Delay or Prevent the Arrangement from Being Completed

Securities class action lawsuits, oppression and derivative lawsuits may be brought against companies that have entered into an agreement to acquire a public company or to be acquired. Company Shareholders and third parties may also attempt to bring claims against the Company, the Purchaser or Blackstone seeking to restrain the Arrangement or seeking monetary compensation or other remedies. Even when the lawsuits are without merit, defending against these claims can result in costs and divert Management time and resources. Additionally, if an injunction prohibiting consummation of the Arrangement is obtained by a third party, such injunction may delay or prevent the Arrangement from being completed.

Rights of Former Company Shareholders after the Arrangement

Following the completion of the Arrangement, former Company Shareholders (other than BREIT Shareholder) will no longer have an interest in the Company, its assets, revenues or profits. In the event that the value of Company’s assets or business, prior, at or after the Effective Date, exceeds the implied value of the Company under the Arrangement, the former Company Shareholders (other than BREIT Shareholder) will not be entitled to additional consideration for their Common Shares.

The Absence of Verification by the Company of the Information Regarding the Purchaser and Blackstone Included in, or Which May Have Been Omitted From, this Circular

All information regarding the Purchaser and Blackstone contained in this Circular, including any such information under the heading “Special Factors – Background to the Arrangement”, has been provided by the Purchaser and Blackstone, unless otherwise indicated. Although the Company has no knowledge that any statement contained herein taken from, or based on, such information and records or information provided by the Purchaser or Blackstone is untrue or incomplete, the Company assumes no responsibility for the accuracy of the information contained in such documents, records or information or for any failure by the Purchaser or Blackstone to disclose events which may have occurred or may affect the significance or accuracy of any such information but which are unknown to the Company. Any inaccuracy or material omission in the information provided by the Purchaser or Blackstone for inclusion in this Circular could result in unanticipated liabilities or expenses, increase the cost of the Arrangement or adversely affect the current and future operations, financial condition and prospects of the Company.

The Diversion of the Attention of the Company’s Management

The pendency of the Arrangement could cause the attention of Management to be diverted from the day-to-day operations of the Company. These disruptions could be exacerbated by any delay in the completion of the Arrangement and could have an adverse effect on the business, operating results or prospects of the Company.

Interests of Certain Persons in the Arrangement

Certain directors and executive officers of the Company have interests in the Arrangement that are different from, or in addition to, the interests of Company Shareholders generally, including, but not limited to, those interests discussed under the heading “Certain Legal Matters – Interest of Certain Persons in the Arrangement; Benefits from the Arrangement”. In considering the recommendation of the Unconflicted Company Board to vote in favour of the Arrangement Resolution, Company Shareholders should consider these interests.

The Resulting Tax Payable by Most Company Shareholders

The Arrangement will be a taxable transaction for most Company Shareholders and, as a result, Taxes will generally be required to be paid by such Company Shareholders on any income and gains that result from receipt of the Consideration under the Arrangement. Company Shareholders are advised to carefully read the summaries of certain Canadian and U.S. federal income tax considerations under “Certain Canadian Federal Income Tax Considerations” and “Certain U.S. Federal Income Tax Considerations” and to consult with their own tax advisors to determine the tax consequences of the Arrangement to them. See also “Risk Factors – Risks Related to the Arrangement – The Tax Treatment of the Return of Capital Distribution is Not Free From Doubt”.

No Solicitation of Other Potential Buyers of the Company

Prior to entering into the Arrangement Agreement, the Company engaged in negotiations with Blackstone alone and did not solicit expressions of interest from other potential buyers of the Company. The Unconflicted Company Board concluded, after receiving advice from its independent financial and legal advisors, that the risks of soliciting expressions of interest from other potential buyers outweighed the benefits of doing so, particularly having regard to the financial and other terms of the Arrangement Agreement. However, there can be no assurance that, if the Company had solicited expressions of interest from other potential buyers, that one or more of such potential buyers would not have been willing to acquire the Company on more favourable terms than Blackstone.

Restrictions on the Company’s Ability to Solicit Acquisition Proposals from Other Potential Purchasers

While the terms of the Arrangement Agreement permit the Company to consider unsolicited Acquisition Proposals, the Arrangement Agreement restricts the Company from soliciting third parties to make an Acquisition Proposal. See “Arrangement Agreement – Restriction on Solicitation of Acquisition Proposals”.

The Company Termination Fee and the right to match may discourage other parties from making a Superior Proposal

Pursuant to the Arrangement Agreement, as a condition to the Company Board being able to make an Adverse Recommendation Change and terminate the Arrangement Agreement to enter into a definitive agreement providing for the implementation of a Superior Proposal, the Company is required to offer the Purchaser the right to match and the Company is required to pay the Purchaser the Company Termination Fee. The right to match and the Company Termination Fee may discourage other parties from making a Superior Proposal, even if they would otherwise have been willing to acquire the Company on more favourable terms than the Arrangement. See “Arrangement Agreement – Obligation of the Company Board with Respect to its Recommendation and Fiduciary Out”.

No right of specific performance

If the Purchaser fails, or threatens to fail, to satisfy its obligations under the Arrangement Agreement, the Company is not entitled to specifically enforce the Arrangement Agreement. The Company’s exclusive remedy will be limited to the right to receive the Purchaser Termination Fee in the circumstances in which it is payable (the payment of which is guaranteed by the Guarantors). See “Arrangement Agreement – Specific Performance”.

The Tax Treatment of the Return of Capital Distribution is Not Free From Doubt

The expected tax treatment of the Return of Capital Distribution, as described below under “Certain Canadian Federal Income Tax Considerations”, depends upon the conditions discussed below under “Certain Canadian Federal Income Tax Considerations – Assumptions Regarding the Return of Capital Distribution” being satisfied. Although the Company expects that these conditions should be satisfied, this determination is not free from doubt and no legal opinion or advance tax ruling has been sought or obtained in this regard. No assurances can be given that the CRA (or other applicable taxing authority) will not assert that these conditions are not satisfied or otherwise seek to challenge the tax treatment of the Return of Capital Distribution, including through the application of the GAAR, with the result that the Return of Capital Distribution, if any, is deemed to be a taxable dividend (or is otherwise included in the income of Company Shareholders who receive the distribution) for purposes of the Tax Act. In this respect, the tax results to Company Shareholders would be materially different, and likely materially adverse, compared to those discussed the summary below under “Certain Canadian Federal Income Tax Considerations”.

If Tax Proposals to the GAAR are enacted as currently proposed, Company Shareholders who realize a tax benefit (as determined for purposes of the Tax Act) in connection with the Arrangement that is successfully challenged under the GAAR could be assessed a penalty under the Tax Act generally equal to 25% of the tax benefit (as determined for purposes of the Tax Act), if any, that would have been realized by the Company Shareholder but for the application of the GAAR. If Tax Proposals to the GAAR are enacted as currently proposed, it may be possible for a Company Shareholder to avoid any such penalty by voluntarily reporting all transactions undertaken by such Company Shareholder in connection with the Arrangement and the corresponding tax benefits to the CRA in accordance with the provisions of the Tax Act. Holders are strongly encouraged to consult their own tax advisors in this regard having regard to their particular circumstances.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The following is a general summary, as of the date of this Circular, of the principal Canadian federal income tax considerations generally applicable to a beneficial owner of Common Shares who disposes of Common Shares under the Arrangement and who, for purposes of the Tax Act and at all relevant times, deals at arm’s length with each of the Company and the Purchaser, is not affiliated with the Company or the Purchaser and holds the Common Shares as capital property (a “Holder”). Generally, the Common Shares will be capital property to a Holder provided the Holder does not hold those Common Shares in the course of carrying on a business or as part of an adventure or concern in the nature of trade.

This summary does not apply to a holder that acquired Common Shares pursuant to a PSU, DSU, Stock Option, Restricted Share or other equity-based employment compensation plan or to the Purchaser, the BREIT Shareholder, Blackstone or any of their respective affiliated entities (as such term is defined for the purposes of the MI 61-101). Any such holder should consult their own tax advisors.

The summary is based on the facts set out in this Circular, the current provisions of the Tax Act and an understanding of the current administrative practices and assessing policies of the Canada Revenue Agency (the “CRA”) published in writing and publicly available prior to the date hereof, and takes into account all specific proposals to amend the Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Tax Proposals”). This summary assumes that the Tax Proposals will be enacted in the form proposed, but no assurance can be given that the Tax Proposals will be enacted in the form proposed, or at all. This summary does not take into account or anticipate any other changes in law, administrative practice or assessing policy, whether by judicial, governmental or legislative action or decision, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may differ from those discussed herein.

This summary of certain Canadian federal income tax considerations is of a general nature only and does not constitute legal or tax advice to any particular holder. This summary is not exhaustive of all Canadian federal income tax considerations that may be relevant to a particular holder. Consequently, Company Shareholders are strongly encouraged to consult their own tax advisors for advice regarding the specific Canadian federal, provincial and territorial, and any foreign, income tax consequences of the Arrangement having regard to their own personal circumstances.

This summary also does not discuss any tax consequences which could arise if the Return of Capital Distribution is not treated as a return of capital under the Tax Act by the CRA (or other applicable taxing authority). See the discussion under “Risk Factors – Risks Related to the Arrangement – The Tax Treatment of the Return of Capital Distribution is Not Free From Doubt” above.

Canadian Currency

Generally, for purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition or deemed disposition of a Common Share (including the Return of Capital Distribution, if the Purchaser elects to proceed therewith, and the Common Share Acquisition Price) must be expressed in Canadian dollars. Amounts denominated in another currency must be converted into Canadian dollars using the applicable rate of exchange (for purposes of the Tax Act) quoted by the Bank of Canada on the date such amounts arose, or such other rate of exchange as is acceptable to the CRA.

Assumptions Regarding the Return of Capital Distribution

Subsection 84(4.1) of the Tax Act applies, subject to certain exceptions, to deem an amount paid by a public corporation for purposes of the Tax Act (such as the Company) on the reduction of the PUC in respect of any class of its capital stock to be a taxable dividend. Subsection 84(4.1) does not apply to deem a distribution on the reduction of the PUC to be a taxable dividend, and such amount generally will be treated as a non-taxable return of capital to the extent of a recipient’s adjusted cost base of the shares on which the payment is made, where either (i): both (a) the amount paid may reasonably be considered to be derived from proceeds of disposition (for purposes of the Tax Act) realized by the corporation from a transaction that occurred outside the ordinary course of the business of the corporation and within the period that commenced 24 months before the payment; and (b) no amount that may reasonably be considered to be derived from those proceeds was paid by the corporation on a previous reduction of the PUC in respect of any class of shares of its capital stock; or (ii) the distribution is made on the winding-up, discontinuance or reorganization of the corporation’s business to which subsection 84(2) of the Tax Act applies.

The Return of Capital Distribution, if the Purchaser elects to proceed therewith, will be paid by the Company on the reduction of the PUC in respect of the Common Shares using the proceeds of disposition from the redemption of the Tricon Canco Special Preferred Shares. Such proceeds will be paid by the Company on the Effective Date (and, accordingly, within the 24 month period that commenced at the time that the Company realized the proceeds of disposition from the redemption of the Tricon Canco Special Preferred Shares), and no other amount derived from such proceeds will have been paid by the Company on a previous reduction of the PUC in respect of any class of shares of its capital stock. Further, the Return of Capital Amount, if any, is not expected to exceed the aggregate PUC of the Common Shares immediately prior to the Return of Capital Distribution, if any. Accordingly, the Company expects that the Return of Capital Distribution should satisfy the conditions described above, such that (i) subsection 84(4.1) should not deem the Return of Capital Distribution to be a taxable dividend for purposes of the Tax Act and (ii) a Company Shareholder’s respective share of the Return of Capital Distribution should be treated as a non-taxable return of capital to the extent of the adjusted cost base of a Company Shareholder’s Common Shares on which the distribution is made. The Return of Capital Distribution is also being made as part of a number of material changes to, and a restructuring of, the Company’s business, including those contemplated by the Arrangement and the Specified Pre-Closing Transactions. The tax treatment of the Return of Capital Distribution is not free from doubt and no legal opinion or advance tax ruling has been sought or obtained in this regard. No assurances can be given that the CRA (or other applicable taxing authority) will not assert that these conditions are not satisfied or otherwise seek to challenge the tax treatment of the Return of Capital Distribution, including through the application of the GAAR. If the Return of Capital Distribution, if any, is deemed to be a taxable dividend (or is otherwise included in the income of Holders for purposes of the Tax Act), the tax results to Holders would be materially different, and likely materially adverse, compared to those discussed in this summary. Such potentially different and adverse tax treatment is not discussed in this summary. Holders are strongly encouraged to consult their own tax advisors in this regard. See the discussion under “Risk Factors – Risks Related to the Arrangement – The Tax Treatment of the Return of Capital Distribution is Not Free From Doubt” above.

The remainder of the summary below assumes that a Company Shareholder’s respective share of the Return of Capital Distribution will be treated as a non-taxable return of capital to the extent of the adjusted cost base of a Company Shareholder’s Common Shares on which the distribution is made and will not be deemed to be a taxable dividend for purposes of the Tax Act.

Holders Resident in Canada

The following portion of the summary is generally applicable to a Holder who, for purposes of the Tax Act and any applicable income tax treaty or convention, and at all relevant times, is resident or deemed to be resident in Canada (a “Resident Holder”). Certain Resident Holders whose Common Shares might not otherwise qualify as capital property may be entitled to make an irrevocable election in accordance with subsection 39(4) of the Tax Act to have the Common Shares and any other “Canadian security” (as defined in the Tax Act) owned by such Resident Holder in the taxation year in which the election is made, and in all subsequent taxation years, deemed to be capital property. Resident Holders should consult with their own tax advisors if they contemplate making such an election.

The following portion of this summary is not applicable to a Resident Holder (i) that is a “financial institution” (as defined in the Tax Act for purposes of certain rules in the Tax Act, referred to as the “mark-to-market rules”), (ii) that is a “specified financial institution” (as defined in the Tax Act) or a partnership or trust of which a “specified financial institution” or a person related to a “specified financial institution” is a member or a beneficiary, (iii) that is a corporation to which subsection 112(2.2) or subsection 112(2.4) of the Tax Act would, if the corporation was a “taxable Canadian corporation” (as defined in the Tax Act), apply to deny the deduction of a dividend received on a Common Share or a partnership or trust of which such a corporation is a member or a beneficiary, (iv) an interest in which is a “tax shelter investment” (as defined in the Tax Act), (v) that reports its “Canadian tax results” (as defined in the Tax Act) in a currency other than Canadian currency, (vi) that is exempt from Tax under Part I of the Tax Act, or (vii) that has or will enter into a “derivative forward agreement” (as defined in the Tax Act) in respect of the Common Shares Any such Resident Holder should consult its own tax advisors with respect to the tax consequences of the Arrangement.

The Return of Capital Distribution

Pursuant to Section 2.3(f) of the Plan of Arrangement, if the Purchaser elects to proceed with the Return of Capital Transactions as specified in the Pre-Closing Notice, the Company shall make the Return of Capital Distribution to Company Shareholders prior to the transfer of all of the Common Shares. A Resident Holder’s respective share of the Return of Capital Distribution, if any, will be treated as a non-taxable return of capital to the extent of the adjusted cost base of the Resident Holder’s Common Shares on which the distribution is made and will reduce the adjusted cost base of the Resident Holder’s Common Shares immediately following the Return of Capital Distribution by an amount equal to the Resident Holder’s share of the Return of Capital Distribution. If the amount so required to be deducted from the adjusted cost base of the Common Shares to a particular Resident Holder exceeds the Resident Holder’s adjusted cost base of such Common Shares, the excess will be deemed to be a capital gain realized by such Resident Holder from a disposition of the Resident Holder’s Common Shares and the adjusted cost base of such Common Shares will be increased by the amount of such capital gain. See “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Capital Gains and Capital Losses” below.

Disposition of Common Shares under the Arrangement

Under the Arrangement, Resident Holders (other than Dissenting Resident Holders) will transfer their Common Shares to the Purchaser in consideration for a cash payment equal to the Common Share Acquisition Price, and will realize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition exceeds (or is less than) the aggregate of the adjusted cost base to the Resident Holder of such Common Shares immediately before the disposition (as determined having regard to the Return of Capital Distribution, if any) and any reasonable costs of disposition. The taxation of capital gains and capital losses is discussed below under “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Capital Gains and Capital Losses”.

Dissenting Resident Holders of Common Shares

A Resident Holder who is a holder of Common Shares and who validly exercises Dissent Rights under the Arrangement (a “Dissenting Resident Holder”) will be deemed to have transferred its Common Shares to the Purchaser and will be entitled to receive a payment from the Purchaser of an amount equal to the fair value of the Dissenting Resident Holder’s Common Shares (less the amount of their entitlement to a pro rata portion of the Return of Capital Distribution, if any).

In general, a Dissenting Resident Holder will realize a capital gain (or capital loss) to the extent that such payment (other than any portion thereof that is interest awarded by a court) exceeds (or is less than) the aggregate of the adjusted cost base of the Common Shares to the Dissenting Resident Holder immediately before their transfer to the Purchaser pursuant to the Arrangement (as determined having regard to the Return of Capital Distribution, if any) and any reasonable costs of the disposition. The taxation of capital gains and capital losses is discussed below under “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Capital Gains and Capital Losses”. A Dissenting Resident Holder will be required to include in computing its income any interest awarded by a court in connection with the Arrangement.

Capital Gains and Capital Losses

Generally, a Resident Holder is required to include in computing its income for a taxation year one-half of the amount of any capital gain (a “taxable capital gain”) realized in such taxation year. Subject to and in accordance with the provisions of the Tax Act, a Resident Holder is required to deduct one-half of the amount of any capital loss (an “allowable capital loss”) realized in a taxation year from taxable capital gains realized by the Resident Holder in the year. Allowable capital losses in excess of taxable capital gains may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such years to the extent and in the circumstances described in the Tax Act.

The amount of any capital loss realized by a Resident Holder that is a corporation may be reduced by the amount of any dividends received (or deemed to be received) by it in respect of a Common Share (and, in certain circumstances, a share exchanged for such share) to the extent and under the circumstances prescribed by the Tax Act. Similar rules may apply where a Common Share is owned by a partnership or trust of which a corporation, trust or partnership is a member or beneficiary. Resident Holders to whom these rules may apply are urged to consult their own tax advisors.

Minimum Tax

Capital gains realized by individuals and certain trusts may give rise to a liability for alternative minimum tax under the Tax Act. Resident Holders are urged to consult their own tax advisor with respect to the potential application of alternative minimum tax, including Tax Proposals in respect thereof.

Additional Refundable Tax

A Resident Holder, including a Dissenting Resident Holder, that is throughout the year a “Canadian-controlled private corporation” as defined in the Tax Act, or is at any time in the year a “substantive CCPC” (as defined in the Tax Proposals), may be liable to pay an additional refundable tax on its “aggregate investment income”, which is defined in the Tax Act to include interest and taxable capital gains.

Holders Not Resident in Canada

The following portion of this summary is generally applicable to a Holder who, for the purposes of the Tax Act and any applicable income tax treaty or convention, and at all relevant times, is not and has not been a resident or deemed to be a resident of Canada and does not use or hold, and is not deemed to use or hold, the Common Shares in a business carried on or deemed to be carried on in Canada (a “Non-Resident Holder”). Special rules contained in the Tax Act, which are not discussed in this summary, may apply to an “authorized foreign bank” (as defined in the Tax Act) or a non-resident person that is an insurer carrying on an insurance business in Canada and elsewhere.

The Return of Capital Distribution

Pursuant to Section 2.3(f) of the Plan of Arrangement, if the Purchaser elects to proceed with the Return of Capital Transactions as specified in the Pre-Closing Notice, the Company shall make the Return of Capital Distribution to Company Shareholders prior to the transfer of all of the Common Shares. A Non-Resident Holder’s respective share of the Return of Capital Distribution, if any, will be treated as a non-taxable return of capital to the extent of the adjusted cost base of the Non-Resident Holder’s Common Shares on which the distribution is made and will reduce the adjusted cost base of the Non-Resident Holder’s Common Shares immediately following the Return of Capital Distribution by an amount equal to the Non-Resident Holder’s share of Return of Capital Distribution. If the amount so required to be deducted from the adjusted cost base of the Common Shares to a particular Non-Resident Holder exceeds the Non-Resident Holder’s adjusted cost base of such Common Shares, the excess will be deemed to be a capital gain realized by such Non-Resident Holder from a disposition of their Common Shares and the adjusted cost base of such Common Shares will be increased by the amount of such capital gain. See “Certain Canadian Federal Income Tax Considerations – Holders Not Resident in Canada – Disposition of Common Shares under the Arrangement” below.

Disposition of Common Shares under the Arrangement

A Non-Resident Holder will not be subject to tax under the Tax Act on any capital gain, or entitled to deduct any capital loss under the Tax Act, realized on the disposition of Common Shares to the Purchaser under the Arrangement unless such Common Shares constitute “taxable Canadian property” to the Non-Resident Holder and do not constitute “treaty-protected property” of the Non-Resident Holder for purposes of the Tax Act. See the discussion below under “Certain Canadian Federal Income Tax Considerations – Holders Not Resident in Canada – Taxable Canadian Property”.

Taxable Canadian Property

Generally, the Common Shares will not be taxable Canadian property to a Non-Resident Holder at the time of disposition provided that the Common Shares are listed at that time on a designated stock exchange (which includes the TSX and the NYSE), unless at any particular time during the 60-month period that ends at that time (i) one or any combination of (a) the Non-Resident Holder, (b) persons with whom the Non-Resident Holder does not deal at arm’s length, and (c) partnerships in which the Non-Resident Holder or a person described in (ii) holds a membership interest directly or indirectly through on or more partnerships, has owned 25% or more of the issued shares of any class or series of the capital stock of the Company, and (ii) more than 50% of the fair market value of the Common Shares was derived directly or indirectly from one or any combination of: (a) real or immovable properties situated in Canada, (b) “Canadian resource properties” (as defined in the Tax Act), (c) “timber resource properties” (as defined in the Tax Act), and (d) options in respect of, or interests in, or for civil law rights in, property in any of the foregoing whether or not the property exists. Notwithstanding the foregoing, Common Shares may be deemed to be taxable Canadian property in certain circumstances specified in the Tax Act.

Even if the Common Shares are taxable Canadian property to a Non-Resident Holder, a taxable capital gain resulting from the disposition of Common Shares will not be included in computing the Non-Resident Holder’s taxable income earned in Canada for the purposes of the Tax Act if, at the time of the disposition, the Common Shares constitute “treaty-protected property” of the Non-Resident Holder for purposes of the Tax Act. Common Shares will generally be treaty-protected property of a Non-Resident Holder for purposes of the Tax Act at the time of the disposition if the gain from their disposition would, because of an applicable income tax treaty or convention between Canada and the country in which the Non-Resident Holder is resident for purposes of such treaty or convention, be exempt from tax under the Tax Act. In the event that Common Shares constitute taxable Canadian property but not treaty-protected property to a particular Non-Resident Holder, the tax consequences are as described above under “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Capital Gains and Capital Losses”.

Non-Resident Holders whose Common Shares are taxable Canadian property should consult their own tax advisors for advice having regard to their particular circumstances, including whether their Common Shares constitute treaty-protected property.

Dissenting Non-Resident Holders

A Non-Resident Holder who validly exercises Dissent Rights under the Arrangement (a “Dissenting Non-Resident Holder”) will be deemed to have transferred such Dissenting Non-Resident Holder’s Common Shares to the Purchaser and will be entitled to receive a payment from the Purchaser of an amount equal to the fair value of the Dissenting Non-Resident Holder’s Common Shares (less the amount of their entitlement to a pro rata portion of the Return of Capital Distribution, if any). Any interest awarded by a court in connection with the Arrangement and paid or deemed to be paid to a Dissenting Non-Resident Holder will not be subject to Canadian withholding tax, unless such interest constitutes “participating debt interest” for purposes of the Tax Act. Non-Resident Holders who intend to dissent from the Arrangement are urged to consult their own tax advisors.

Dissenting Non-Resident Holders will generally be subject to the same treatment described above under See “Certain Canadian Federal Income Tax Considerations – Holders Not Resident in Canada – Disposition of Common Shares under the Arrangement”.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following discussion summarizes certain material U.S. federal income tax considerations for U.S. Company Shareholders with respect to the disposition of Common Shares pursuant to the Arrangement. This summary does not address the U.S. federal income tax considerations with respect to Company Shareholders who are not U.S. Company Shareholders. This summary also does not address the U.S. federal income tax consequences to beneficial owners of any rights to acquire Common Shares, or any rights to share in the appreciation of Common Shares Except as specifically set forth below, this summary does not discuss applicable tax reporting requirements.

This discussion is not a complete analysis or listing of all of the possible U.S. federal income tax consequences of the disposition of Common Shares and does not address all U.S. federal income tax considerations that may be relevant to particular holders in light of their personal circumstances or to persons that are subject to special tax rules. In particular, the information set forth under “Certain U.S. Federal Income Tax Considerations” deals only with U.S. Company Shareholders that hold Common Shares as capital assets within the meaning of Section 1221 of the Code, and who have not at any time owned, nor were treated as owning, 10% or more of the total combined voting power of all classes of our stock entitled to vote or 10% or more of the total value of shares of all classes of our stock. Furthermore, it does not address any aspect of non-U.S., state, local or estate or gift taxation or the 3.8% Medicare tax imposed on certain net investment income. In addition, this discussion does not address the U.S. federal income tax considerations of the Arrangement to holders of DSUs, PSUs, Restricted Shares or Stock Options or to the Purchaser, the BREIT Shareholder, Blackstone or any of their respective affiliated entities.

In addition, this discussion of U.S. federal income tax consequences does not address the tax treatment of special classes of U.S. Company Shareholders, such as financial institutions, regulated investment companies, U.S. REITs, traders in securities who elect to mark-to-market their securities, tax-exempt entities, insurance companies, partnerships, persons holding Common Shares as part of a hedging, integrated or conversion transaction or as part of a “straddle,” U.S. expatriates, persons who acquired their Common Shares through the exercise or cancellation of employee stock options or otherwise as compensation for services, dealers in securities or currencies, persons subject to the “applicable financial statements” rules of Section 451 of the Code and holders whose “functional currency” is not the U.S. dollar.

As used herein, the term “U.S. Company Shareholder” means a beneficial owner of Common Shares that is for U.S. federal income tax purposes:

(a)	an individual citizen or resident of the United States;

(b)	a corporation created or organized under the laws of the United States or any state thereof and the District of Columbia;

(c)	an estate the income of which is subject to United States federal income taxation regardless of its source; or

(d)

a trust if (i) a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons as described in Section 7701 (a) (30) of the Code have authority to control all substantial decisions of the trust or (ii) the trust has a valid election in effect under applicable U.S. treasury regulations (the “Treasury Regulations”) to be treated as a U.S. person.

If a partnership or other flow-through entity holds Common Shares, the U.S. federal income tax treatment of a partner or other owner will generally depend upon the status of the partner or other owner and upon the activities of the partnership or other flow-through entity. If you are a partner or other owner of a partnership or other flow-through entity holding Common Shares, you should consult your tax advisor.

Company Shareholders of Common Shares who are not U.S. Company Shareholders (“Non-U.S. Company Shareholders”), should also consult their own tax advisors, particularly as to the applicability of any tax treaty.

The following discussion is based upon:

•	the Code;

•	U.S. judicial decisions;

•	administrative pronouncements;

•	existing and proposed Treasury Regulations; and

•	the Canada – U.S. Income Tax Treaty (the “Treaty”).

Any of the above is subject to change, possibly with retroactive effect, so as to result in U.S. federal income tax consequences different from those discussed below. We have not requested, and will not request, a ruling from the U.S. Internal Revenue Service (the “IRS”) with respect to any of the U.S. federal income tax consequences described below, and as a result, there can be no assurance that the IRS will not disagree with or challenge any of the conclusions we have reached and described here.

The following discussion is for general information only and is not intended to be, nor should it be construed to be, legal or tax advice to any Company Shareholder and no opinion or representation with respect to the U.S. federal income tax consequences to any Company Shareholder is made. Company Shareholders are strongly encouraged to consult their tax advisors as to the particular consequences to them under U.S. federal, state, local and applicable non-U.S. tax laws of the acquisition, ownership and disposition of Common Shares.

Return of Capital Distribution

Pursuant to Section 2.3(f) of the Plan of Arrangement, if the Purchaser elects to proceed with the Return of Capital Transactions as specified in the Pre-Closing Notice, the Company shall make the Return of Capital Distribution to U.S. Company Shareholders prior to the transfer of all of the Common Shares. Subject to the discussion under “Passive Foreign Investment Company,” the gross amount of the Return of Capital Distribution will generally be subject to U.S. federal income tax as dividend income, to the extent paid out of the Company’s current or accumulated earnings and profits, as determined under U.S. federal income tax principles, without reduction for any Canadian income tax the Company may be required to withhold from such distribution under Canadian law. Such amount will be includable in gross income by a U.S. Company Shareholder as ordinary income on the date that such U.S. Company Shareholder actually or constructively receives the Return of Capital Distribution in accordance with its regular method of accounting for U.S. federal income tax purposes.

To the extent that the Return of Capital Distribution exceeds the amount of the Company’s current and accumulated earnings and profits, as determined under the U.S. federal income tax principles, it will be treated first as a tax-free return of capital, causing a reduction in the adjusted U.S. federal income tax basis in the Common Shares held by a U.S. Company Shareholder (thereby increasing the amount of gain, or decreasing the amount of loss to be recognized by such U.S. Company Shareholder upon the subsequent disposition of the Common Shares), with any amount that exceeds its adjusted U.S. federal income tax basis being taxed as a capital gain recognized on a sale, exchange or other taxable disposition (as discussed below). However, the Company does not intend to maintain calculations of our earnings and profits in accordance with U.S. federal income tax principles, and a U.S. Company Shareholder should therefore assume that the Return of Capital Distribution will be treated in its entirety as a dividend for U.S. federal income tax purposes.

Dividends paid to a non-corporate U.S. Company Shareholder by a “qualified foreign corporation” may be subject to reduced rates of taxation if certain holding period and other requirements are met. A qualified foreign corporation generally includes a foreign corporation if (i) the stock with respect to which the dividends are paid is readily tradable on an established securities market in the United States or it is eligible for benefits under a comprehensive U.S. income tax treaty that includes an exchange of information provision and that the U.S. Treasury has determined is satisfactory for these purposes and (ii) it is not a PFIC for either the taxable year in which the dividend is paid or the preceding taxable year. The Common Shares are readily tradable on an established securities market, the NYSE. Accordingly, subject to the discussion under “Passive Foreign Investment Company,” we expect that a non-corporate U.S. Company Shareholder should qualify for the reduced tax rate on dividends so long as the applicable holding period requirements are met. Each U.S. Company Shareholder is urged to consult its own tax advisors regarding the availability of the reduced tax rate on dividends in light of their particular circumstances.

As discussed above under “Certain Canadian Federal Income Tax Considerations”, a Company Shareholder’s respective share of the Return of Capital Distribution, if any, is expected to be treated as a return of capital, and not be deemed to be a taxable dividend, for purposes of the Tax Act. This determination is not free from doubt and no legal opinion or advance tax ruling has been sought or obtained in this regard. No assurances can be given that the CRA (or other applicable taxing authority) will not assert otherwise. See the discussion above under “Risk Factors – Risks Related to the Arrangement – The Tax Treatment of the Return of Capital Distribution is Not Free From Doubt”. Each U.S. Company Shareholder is urged to consult its own tax advisor about its eligibility for reduction of Canadian withholding tax in these circumstances. A U.S. Company Shareholder may be able to claim a deduction or a foreign tax credit, subject to other applicable limitations, only for tax withheld at the appropriate rate or otherwise paid by the U.S. Company Shareholder. A U.S. Company Shareholder would not be allowed a foreign tax credit for any portion of the withholding tax, if any, that could have been avoided by claiming benefits under the Treaty. Any such dividends would be treated as having foreign source for U.S. foreign tax credit purposes. The rules governing the foreign tax credit are complex and involve the application of rules that depend upon a U.S. Company Shareholder’s particular circumstances. Accordingly, each U.S. Company Shareholder is urged to consult its tax advisor in this regard, including regarding the availability of the foreign tax credit, if applicable, under its particular circumstances.

Disposition of Common Shares under the Arrangement

A U.S. Company Shareholder’s initial U.S. federal income tax basis in the Common Shares will generally be their cost to the U.S. Company Shareholder. A U.S. Company Shareholder’s adjusted U.S. federal income tax basis in the Common Shares will generally be the same as their cost, but may differ for various reasons including the receipt by such U.S. Company Shareholder of a distribution that was not made up wholly of earnings and profits. Subject to the discussion of PFICs below, gain or loss realized by a U.S. Company Shareholder on the disposition of Common Shares under the Arrangement will be subject to U.S. federal income taxation as capital gain or loss in an amount equal to the difference (if any) between the U.S. Company Shareholder’s U.S. federal income tax basis (determined in U.S. dollars) in the Common Shares and the U.S. dollar value of the amount realized on the disposition of such Common Shares. Capital gains of non-corporate U.S. Company Shareholders, including individuals, derived with respect to the disposition of Shares held for more than one (1) year are subject to a maximum U.S. federal income tax rate of 20%. The deductibility of capital losses is subject to limitations.

Any gain realized will generally be treated as U.S. source gain, and loss realized by a U.S. Company Shareholder generally will also be treated as from sources within the United States.

Passive Foreign Investment Company

In general, we will be a PFIC with respect to a U.S. Company Shareholder if, for any taxable year in which the U.S. Company Shareholder held our Common Shares, either:

•	at least 75% of our gross income for the taxable year was passive income; or

•	at least 50% of the average value of our assets was attributable to assets that produce or are held for the production of passive income.

For this purpose, passive income includes, among other things, income such as:

•	dividends;

•	interest;

•	rents or royalties, other than certain rents or royalties derived from the active conduct of trade or business;

•	annuities; and

•	gains from assets that produce passive income.

If a non-U.S. corporation owns at least 25% by value of the stock of another corporation, the non-U.S. corporation is treated for purposes of the PFIC tests as owning its proportionate share of the assets of the other corporation and as receiving directly its proportionate share of the other corporation’s income.

Based on the nature of our income and the value and composition of our assets, we do not believe we were a PFIC during the taxable year ended December 31, 2023 and do not believe we are currently a PFIC for U.S. federal income tax purposes. Because PFIC status is determined on an annual basis and generally cannot be determined until the end of the taxable year, there can be no assurance that we will not be a PFIC for the current or future taxable years.

If we are treated as a PFIC, a U.S. Company Shareholder that did not make a qualified electing fund election, if available, or a mark-to-market election, would be subject to special rules with respect to any gain realized on the disposition of Common Shares under the Arrangement.

Under the PFIC rules, with respect to the disposition of shares pursuant to the Arrangement:

•	the gain would be allocated ratably over the U.S. Company Shareholder’s holding period for the Common Shares;

•	the amount allocated to the taxable year in which the gain is realized and to taxable years prior to the first year in which we were classified as a PFIC would be taxable as ordinary income; and

•

the amount allocated to each other prior year would be subject to tax as ordinary income at the highest tax rate in effect for that tax year, and the interest charge generally applicable to underpayments of tax would be imposed in respect of the tax attributable to each such year.

In addition, if we are treated as a PFIC, to the extent the amount of the Return of Capital Distribution constitutes an “excess distribution” (as defined below) received by a U.S. Company Shareholder, the amount of such excess distribution would be allocated ratably over the U.S. Company Shareholder’s holding period for the Common Shares. The amounts allocated to the taxable year of receipt of an excess distribution and to any year before the Company became a PFIC would be taxed as ordinary income and not eligible for the preferential tax rate for non-corporate U.S. shareholders for “qualified dividend income”. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed. For the purposes of these rules, an excess distribution is the amount by which any distribution received by a U.S. Company Shareholder on the Common Shares exceeds 125% of the average of the annual distributions on the Common Shares received during the preceding three taxable years or the U.S. Company Shareholder’s holding period, whichever is shorter.

The PFIC tax consequences described above generally would not apply to a U.S. Company Shareholder that had timely made a qualified electing fund election or a mark-to-market election with respect to such U.S. Company Shareholder’s Common Shares. We have not provided and do not intend to provide the information necessary for U.S. Company Shareholders to make qualified electing fund elections with respect to their Common Shares A U.S. Company Shareholder that has made a mark-to-market election is urged to consult its tax adviser regarding the U.S. federal income tax consequences of the Arrangement. If the Company was treated as a PFIC, a U.S. Company Shareholder generally would be required to file IRS Form 8621 disclosing certain information regarding its ownership of Common Shares, including information regarding distributions on the Common Shares and the amount of gain realized upon the disposition of Common Shares pursuant to the Arrangement. The application of the PFIC rules to the disposition of Common Shares is extremely complex. Each U.S. Company Shareholder is urged to consult its tax adviser regarding the potential application of the PFIC rules to the Arrangement.

United States Backup Withholding and Information Reporting

A U.S. Company Shareholder will generally be subject to information reporting, on IRS Form 1099, with respect to proceeds of the disposition of our Common Shares under the Arrangement that are paid within the United States or through some U.S.-related financial intermediaries to U.S. Company Shareholders, unless the U.S. Company Shareholder is a corporation or comes within certain other categories of exempt recipients. A U.S. Company Shareholder that is not an exempt recipient will generally be subject to backup withholding with respect to the proceeds from the disposition of the Common Shares unless the U.S. Company Shareholder timely provides a taxpayer identification number and complies with the other applicable requirements of the backup withholding rules. A U.S. Company Shareholder who fails to provide a correct taxpayer identification number may be subject to penalties imposed by the IRS.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund or credit against a holder’s U.S. federal income tax liability, provided that the required information is furnished to the IRS.

Consequences to Dissenting U.S. Company Shareholders

A U.S. Company Shareholder that exercises Dissent Rights and is paid cash in exchange for all of its Common Shares generally is expected to be subject to U.S. federal income tax consequences substantially similar to those described above (except that any amounts that are or are deemed to be interest for U.S. federal income tax purposes will be taxed as ordinary income). Each U.S. Company Shareholder considering the exercise of Dissent Rights is urged to consult its tax adviser regarding the tax consequences of exercising such rights in light of such U.S. Company Shareholder’s particular circumstances.

PROVISIONS FOR UNAFFILIATED SECURITY HOLDERS

No provision has been made to (i) grant the Company’s unaffiliated security holders access to corporate files of the Company or the Purchaser or any of their affiliates or (ii) obtain counsel or appraisal services at the expense of the Company or the Purchaser or any of their affiliates.

DISSENTING SHAREHOLDERS’ RIGHTS

Registered Company Shareholders as of the Record Date have been provided with the right to dissent in respect of the Arrangement Resolution in the manner provided in Section 185 of the OBCA, as modified by the Interim Order and the Plan of Arrangement (the “Dissent Rights”). The following summary is qualified in its entirety by the provisions of Section 185 of the OBCA, the Interim Order and the Plan of Arrangement.

Any registered Company Shareholder as of the Record Date who validly exercises Dissent Rights (a “Dissenting Shareholder”) may be entitled, in the event the Arrangement becomes effective, to be paid by the Purchaser the fair value of the Common Shares held by such Dissenting Shareholder (less the amount of their entitlement to a pro rata portion of the Return of Capital Distribution, if any), which fair value, notwithstanding anything to the contrary contained in Part XIV of the OBCA, shall be determined as of the close of business on the day before the Arrangement Resolution was adopted. A Dissenting Shareholder will not be entitled to any other payment or consideration, including any payment that would be payable under the Arrangement had such holders not exercised their Dissent Rights in respect of such Common Shares. Company Shareholders are cautioned that fair value could be determined to be less than the amount per Common Share payable pursuant to the terms of the Arrangement. Dissenting Shareholders will also be entitled to receive a pro rata portion of the Return of Capital Distribution, if any, pursuant to the Plan of Arrangement.

Section 185 of the OBCA provides that a Dissenting Shareholder may only make a claim under that section with respect to all of the Common Shares held by the Dissenting Shareholder on behalf of any one beneficial owner and registered in the Dissenting Shareholder’s name. One consequence of this provision is that a registered Company Shareholder may exercise Dissent Rights only in respect of Common Shares that are registered in that registered Company Shareholder’s name. In addition, any judicial determination of fair value will result in delay of receipt by a Dissenting Shareholder of consideration for such Dissenting Shareholder’s Dissenting Shares.

In many cases, Common Shares beneficially owned by a beneficial Company Shareholder are registered either: (i) in the name of an Intermediary; or (ii) in the name of a clearing agency (such as CDS or DTC) of which the Intermediary is a participant. Accordingly, a beneficial Company Shareholder will not be entitled to exercise its Dissent Rights directly (unless the Common Shares are re-registered in the beneficial Company Shareholder’s name). A beneficial Company Shareholder who wishes to exercise Dissent Rights should immediately contact the Intermediary with whom the beneficial Company Shareholder deals in respect of its Common Shares and either: (i) instruct the Intermediary to exercise Dissent Rights on the beneficial Company Shareholder’s behalf (which, if the Common Shares are registered in the name of CDS or DTC or other clearing agency, may require that such Common Shares first be re-registered in the name of the Intermediary), or (ii) instruct the Intermediary to re-register such Common Shares in the name of the beneficial Company Shareholder, in which case the beneficial Company Shareholder would be able to exercise Dissent Rights directly.

A registered Company Shareholder as of the Record Date wishing to exercise Dissent Rights with respect to the Arrangement must provide a written notice of dissent (a “Dissent Notice”) to the Company c/o David Veneziano, Executive Vice President and Chief Legal Officer, at 7 St. Thomas Street, Suite 801, Toronto, Ontario, M5S 2B7, Canada, with copies to each of:

i.	Goodmans LLP, Bay Adelaide Centre, 333 Bay Street, Suite 3400, Toronto, Ontario, Canada, M5H 2S7, Attention: John Connon, email: jconnon@goodmans.ca and Tara Hunt, email: thunt@goodmans.ca; and

ii.	Davies Ward Phillips & Vineberg LLP, 155 Wellington Street West, Toronto, ON M5V 3J7, Attention: Kevin Greenspoon, email: kgreenspoon@dwpv.com and Joseph DiPonio, email: jdiponio@dwpv.com.

by no later than 5:00 p.m. (Toronto time) on March 26, 2024 (or, if the Shareholder Meeting is adjourned or postponed, by no later than 5:00 p.m. on the second (2nd) Business Day, excluding Saturdays, Sundays and statutory holidays, prior to the commencement of the reconvened Shareholder Meeting), and must otherwise strictly comply with the dissent procedures described in this Circular, the Interim Order, the Plan of Arrangement and Section 185 of the OBCA, as modified by the Interim Order and/or the Plan of Arrangement. Failure to properly exercise Dissent Rights may result in the loss or unavailability of the Dissent Rights.

The filing of a Dissent Notice does not deprive a registered Company Shareholder of the right to vote at the Shareholder Meeting. However, no registered Company Shareholder who has voted FOR the Arrangement Resolution shall be entitled to exercise Dissent Rights with respect to its Common Shares. A vote against the Arrangement Resolution, an abstention from voting, or a proxy submitted instructing a proxyholder to vote against the Arrangement Resolution does not constitute a Dissent Notice, but a registered Company Shareholder need not vote its Common Shares against the Arrangement Resolution in order to dissent. Similarly, the revocation of a proxy conferring authority on the proxyholder to vote FOR the Arrangement Resolution does not constitute a Dissent Notice. However, any proxy granted by a registered Company Shareholder who intends to dissent, other than a proxy that instructs the proxyholder to vote against the Arrangement Resolution, should be validly revoked in order to prevent the proxyholder from voting such Shares FOR the Arrangement Resolution and thereby causing the registered Company Shareholder to forfeit his or her Dissent Rights.

Within ten (10) days after the Company Shareholders adopt the Arrangement Resolution, the Company is required to notify each Dissenting Shareholder that the Arrangement Resolution has been adopted. Such notice is not required to be sent to any Company Shareholder who voted FOR the Arrangement Resolution or who has withdrawn its Dissent Notice.

A Dissenting Shareholder who has not withdrawn its Dissent Notice prior to the Shareholder Meeting must then, within twenty (20) days after receipt of notice that the Arrangement Resolution has been adopted, or if a Dissenting Shareholder does not receive such notice, within twenty (20) days after learning that the Arrangement Resolution has been adopted, send to the Company a written notice containing his or her name and address, the number of Common Shares in respect of which he or she dissents (the “Dissenting Shares”), and a demand for payment of the fair value (less the amount of their entitlement to a pro rata portion of the Return of Capital Distribution, if any) of such Common Shares (the “Demand for Payment”). Within thirty (30) days after sending a Demand for Payment, a Dissenting Shareholder must send to the Company Share Certificates representing the Common Shares in respect of which he or she dissents. The Company will, or will cause its Transfer Agent to, endorse on the applicable Share Certificates received from a Dissenting Shareholder a notice that the holder is a Dissenting Shareholder and will forthwith return such Share Certificates to a Dissenting Shareholder. In addition, if applicable, the Company, or its Transfer Agent, will contact such Dissenting Shareholder to arrange for the payment from the Depositary of its pro rata portion of the Return of Capital Distribution, if any, pursuant to the Plan of Arrangement.

Failure to strictly comply with the requirements set forth in Section 185 of the OBCA, as modified by the Plan of Arrangement and Interim Order, may result in the loss of any right to dissent.

After sending a Demand for Payment, a Dissenting Shareholder ceases to have any rights as a Company Shareholder in respect of its Dissenting Shares other than the right to be paid the fair value of the Dissenting Shares held by such Dissenting Shareholder (less the amount of their entitlement to a pro rata portion of the Return of Capital Distribution, if any), except where: (i) a Dissenting Shareholder withdraws its Dissent Notice before the Purchaser makes an offer to pay (an “Offer to Pay”); or (ii) the Purchaser fails to make an Offer to Pay and a Dissenting Shareholder withdraws the Demand for Payment, in which case a Dissenting Shareholder’s rights as a Company Shareholder will be reinstated as of the date of the Demand for Payment. Dissenting Shareholders will also be entitled to receive a pro rata portion of the Return of Capital Distribution, if any.

Pursuant to the Plan of Arrangement, in no case shall the Purchaser, the Company or any other Person be required to recognize any Dissenting Shareholder as a Company Shareholder in respect of which Dissent Rights have been validly exercised after the time that is immediately prior to the Effective Time and the names of such Dissenting Shareholders shall be removed from the register of holders of Common Shares in respect of which Dissent Rights have been validly exercised at the Effective Time and the Purchaser shall be recorded as the registered holder of such Common Shares and shall be deemed to be the legal owner of such Common Shares.

In addition to any other restrictions under Section 185 of the OBCA, none of the following shall be entitled to exercise Dissent Rights: (i) holders of Incentive Securities (other than Restricted Shares); (ii) Company Shareholders who vote or have instructed a proxyholder to vote its Common Shares FOR the Arrangement Resolution (but only in respect of such Common Shares); and (iii) the Purchaser or its affiliates.

Pursuant to the Plan of Arrangement, Dissenting Shareholders who are ultimately determined not to be entitled, for any reason, to be paid fair value for their Dissenting Shares (less the amount of their entitlement to a pro rata portion share of the Return of Capital Distribution, if any), shall be deemed to have participated in the Arrangement in respect of those Common Shares, as of the Effective Time, on the same basis as any Company Shareholder (other than BREIT Shareholder) who is not a Dissenting Shareholder.

The Purchaser is required, not later than seven (7) days after the later of the Effective Date or the date on which a Demand for Payment is received from a Dissenting Shareholder, to send to each Dissenting Shareholder who has sent a Demand for Payment an Offer to Pay for its Dissenting Shares in an amount considered by the board of directors of the Purchaser to be the fair value of the Common Shares (less the amount of their entitlement to a pro rata portion of the Return of Capital Distribution, if any), accompanied by a statement showing the manner in which the fair value was determined. Every Offer to Pay for Shares of the same class must be on the same terms. The Purchaser must pay for the Dissenting Shares of a Dissenting Shareholder within ten (10) days after an Offer to Pay has been accepted by a Dissenting Shareholder, but any such offer lapses if the Purchaser does not receive an acceptance within thirty (30) days after the Offer to Pay has been made.

If the Purchaser fails to make an Offer to Pay for Dissenting Shares, or if a Dissenting Shareholder fails to accept an Offer to Pay that has been made, the Purchaser may, within fifty (50) days after the Effective Date or within such further period as a court may allow, apply to a court to fix a fair value for the Dissenting Shares. If the Purchaser fails to apply to a court, a Dissenting Shareholder may apply to a court for the same purpose within a further period of twenty (20) days or within such further period as a court may allow. A Dissenting Shareholder is not required to give security for costs in such an application.

Before the Purchaser makes an application to a court or not later than seven (7) days after a Dissenting Shareholder makes an application to a court, the Purchaser will be required to give notice to each Dissenting Shareholder of the date, place and consequences of the application and of its right to appear and be heard in person or by counsel. Upon an application to a court, all Dissenting Shareholders who have not accepted an Offer to Pay will be joined as parties and be bound by the decision of the court. Upon any such application to a court, the court may determine whether any Person is a Dissenting Shareholder who should be joined as a party, and the court will then fix a fair value for the Dissenting Shares of all Dissenting Shareholders. The final order of a court will be rendered against the Purchaser in favour of each Dissenting Shareholder for the amount of the fair value of its Dissenting Shares as fixed by the court. The court may, in its discretion, allow a reasonable rate of interest on the amount payable to each Dissenting Shareholder from the Effective Date until the date of payment.

The foregoing is only a summary of the provisions of the OBCA regarding the rights of Dissenting Shareholders (as modified by the Plan of Arrangement and the Interim Order), which are technical and complex. Company Shareholders are urged to review a complete copy of Section 185 of the OBCA, attached as Appendix “G” to this Circular, and those Company Shareholders who wish to exercise Dissent Rights are also advised to seek legal advice, as failure to comply strictly with the provisions of the OBCA, as modified by the Plan of Arrangement and the Interim Order, may result in the loss or unavailability of their Dissent Rights.

DEPOSITARY

TSX Trust will act as the depositary for the receipt of Share Certificates or DRS Advices representing Common Shares and related Letters of Transmittal and the payments to be made to the Company Shareholders pursuant to the Arrangement. The Depositary will receive reasonable and customary compensation for its services in connection with the Arrangement, will be reimbursed for certain out-of-pocket expenses and will be indemnified by the Company against certain liabilities under applicable Securities Laws and expenses in connection therewith.

No fee or commission is payable by any holder of Common Shares who transmits its Common Shares directly to the Depositary. Except as set forth above or elsewhere in this Circular, the Company will not pay any fees or commissions to any broker or dealer or any other person for soliciting deposits of Shares pursuant to the Arrangement.

QUESTIONS AND FURTHER ASSISTANCE

If you have any questions about the information contained in this Circular or require assistance in completing your form of proxy, please contact our solicitation agent, Laurel Hill, at 1-888-637-5786 (toll-free in North America), or by calling 1-416-304-0211 (outside of North America) or by email at assistance@laurelhill.com. Questions on how to complete the Letter of Transmittal should be directed to the Depositary, TSX Trust, at 1-866-600-5869 (toll-free within North America) or at 416-342-1091 (outside of North America) or by email at txstis@tmx.com.

APPROVAL BY THE DIRECTORS

The Company Board has approved the contents and delivery of this Circular.

(signed) David Berman

David Berman

Executive Chairman of the Board of Directors

GLOSSARY OF TERMS

“1% Exemption” has the meaning ascribed thereto under “Certain Legal Matters – Securities Law Matters – Minority Approval”.

“5% Exemption” has the meaning ascribed thereto under “Certain Legal Matters – Securities Law Matters – Minority Approval”.

“2021 Bought Deal” has the meaning ascribed thereto under “Special Factors – Scotia Capital Formal Valuation and Fairness Opinion”.

“Acquisition Proposal” means any inquiry, offer or proposal regarding any of the following (other than the Arrangement) involving any of the Company or any Company Subsidiary: (i) any arrangement, amalgamation, merger, consolidation, share exchange, recapitalization, dissolution, liquidation, business combination or other similar transaction involving the Company; (ii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition, directly or indirectly, by arrangement, amalgamation, merger, consolidation, sale of equity interests, share exchange, joint venture, business combination or otherwise, of 15% or more of the consolidated assets of the Company and the Company Subsidiaries, taken as a whole (as determined on a book-value basis (including Indebtedness secured solely by such assets)), in a single transaction or series of related transactions; (iii) any issue, sale or other disposition (including by way of arrangement, amalgamation, merger, consolidation, sale of equity interests, share exchange, joint venture, business combination or otherwise) of securities (or options, rights or warrants to purchase, or securities convertible into, such securities) representing 15% or more of the voting power (including any general partnership interests) of the Company or any Company Subsidiary constituting 15% or more of the consolidated assets of the Company and the Company Subsidiaries, taken as a whole (as determined on a book-value basis (including Indebtedness secured solely by such assets)); (iv) any take-over bid, securities exchange take-over bid, tender offer or exchange offer for 15% or more of any class of equity security (including any general partnership interests) of the Company or any Company Subsidiary; (v) any other transaction or series of related transactions pursuant to which any third party proposes to acquire control of assets of the Company and/or any other Company Subsidiary having a fair market value equal to or greater than 15% of the fair market value of all of the assets of the Company and the Company Subsidiaries, taken as a whole, immediately prior to such transaction; or (vi) any public announcement of a proposal, plan or intention to do any of the foregoing or any agreement to engage in any of the foregoing.

“Adverse Recommendation Change” has the meaning ascribed thereto under “Arrangement Agreement – Obligation of the Company Board with Respect to its Recommendation and Fiduciary Out”.

“Advisory Services” means investment management, investment advisory, investment sub-advisory or other similar services relating to securities or other financial instruments, commodities, real estate or any other type of asset.

“AFFO” has the meaning ascribed thereto under “Special Factors - Company Forecasts”.

“AIP Opportunity” means, with respect to a Continuing Employee, such Continuing Employee’s aggregate annual award opportunity under the Company’s fiscal year 2024 annual incentive plan or metrics-based cash incentive plan for which the Continuing Employee is otherwise eligible.

“allowable capital loss” has the meaning ascribed thereto under See “Certain Canadian Federal Income Tax Considerations – Holders Not Resident in Canada – Capital Gains and Capital Losses”.

“Alternative Acquisition Agreement” means a letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, arrangement agreement, merger agreement, share purchase agreement, asset purchase agreement, share exchange agreement, option agreement or other Contract (other than an acceptable confidentiality agreement entered into in accordance with the Arrangement Agreement) providing for or relating to an Acquisition Proposal or requiring the Company to abandon, terminate or fail to consummate the Arrangement.

“Application for Review” has the meaning ascribed thereto under “Certain Legal Matters – Required Regulatory Approvals – Investment Canada Act Approval”.

“ARC” has the meaning ascribed thereto under “Certain Legal Matters – Required Regulatory Approvals – Competition Act ”.

“Arrangement” means the arrangement of the Company under Section 182 of the OBCA on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations thereto made in accordance with the terms of the Arrangement Agreement or Section 5.1 the Plan of Arrangement or made at the direction of the Court in the Final Order with the prior written consent of the Company and the Purchaser, each acting reasonably.

“Arrangement Agreement” means the arrangement agreement dated as of January 18, 2024 between the Purchaser and the Company (including the schedules thereto) as it may be amended, modified, supplemented or restated from time to time in accordance with its terms.

“Arrangement Resolution” means the special resolution of the Company Shareholders approving the Plan of Arrangement to be considered at the Shareholder Meeting and as set forth in Appendix “A” to this Circular.

“Articles of Arrangement” means the articles of arrangement of the Company in respect of the Arrangement, required by Section 183(1) of the OBCA to be sent to the Director after the Final Order is made, which shall include the Plan of Arrangement and otherwise be in a form and content satisfactory to the Company and the Purchaser, each acting reasonably.

“Assumption Documents” means a written statement or documents (i) confirming (A) that, other than the Existing Loan Documents, there are no documents or agreements to which the Company or any of the Company Subsidiaries is currently bound in favour of such Existing Lender with respect to the Existing Indebtedness, (B) the amount of the Existing Indebtedness, (C) the date to which interest and principal has been paid, and (D) the amount of any escrows being held by such Existing Lender under the Existing Loan Documents; and (ii) consenting to (A) the assumption of the Existing Indebtedness, to the extent applicable, and the consummation of the Arrangement and the other transactions contemplated by this Agreement and (B) to the modifications of the Existing Loan Documents that the Purchaser may reasonably request after the date of the Arrangement Agreement.

“Blackstone” means, collectively, BREP X, BREIT and their respective affiliates, including the Purchaser.

“Blackstone Filing Parties” means the Purchaser, BREP X, BREIT, BREIT OP, BREIT Shareholder, Creedence Intermediate Holdings Inc. and Blackstone Real Estate Associates X L.P.

“BNS” has the meaning ascribed thereto under “Special Factors – Scotia Capital Formal Valuation and Fairness Opinion”.

“BREIT” means Blackstone Real Estate Income Trust, Inc.

“BREIT OP” means BREIT Operating Partnership L.P.

“BREIT Shareholder” means BCORE Preferred Holdco LLC.

“BREIT Transfer Agreement” means the share transfer agreement to be dated as of the Effective Date between BREIT Shareholder and Intermediate.

“BREP X” means Blackstone Real Estate Partners X L.P.

“Broadridge” means Broadridge Financial Solutions, Inc.

“Business Day” means a day other than Saturday, Sunday or any day on which banks located in Toronto, Ontario or in New York, New York are authorized or obligated by applicable Law to close.

“Canadian Securities Laws” means the Securities Act (Ontario), regulations and rules thereunder and similar Laws in the other provinces and territories of Canada.

“Capital Expenditure Budget” means the capital expenditure budget set forth in Section 2.14(d)(iii) of the Disclosure Letter.

“Capital Expenditures” means the budgeted amount of all allowances (including tenant allowances), expenditures and fundings other than those relating to the development projects which are shown on the Development Expenditure Budget by the Company or a Company Subsidiary, which remain to be funded through to the completion of the corresponding work or project, in each case with respect to each project or line item, in excess of $275,000.

“CARES Act” means the Coronavirus Aid, Relief, and Economic Security Act (Pub. L. 116-136) and any administrative or other guidance published with respect thereto by any Governmental Entity, or any other Law or executive order or executive memo (including the Memorandum on Deferring Payroll Tax Obligations in Light of the Ongoing COVID-19 Disaster, dated August 8, 2020) intended to address the consequences of COVID-19, including the Health and Economic Recovery Omnibus Emergency Solutions Act and the Health Economic Assistance, Liability and Schools Act and any other U.S., non-U.S., state or local stimulus fund or relief programs or Laws enacted by a Governmental Entity in connection with or in response to COVID-19.

“CDS” means The Canadian Depository for Securities Limited.

“Certificate of Arrangement” means the certificate to be issued by the Director pursuant to Subsection 183(2) of the OBCA giving effect to the Arrangement.

“Circular” means the notice of the Shareholder Meeting and this accompanying management information circular, including all schedules, appendices and exhibits to, and information incorporated by reference in, this management information circular, to be sent to Company Shareholders in connection with the Shareholder Meeting, as amended, supplemented or otherwise modified from time to time in accordance with the terms of the Arrangement Agreement.

“CIRO” has the meaning ascribed thereto under “Special Factors – Scotia Capital Formal Valuation and Fairness Opinion”.

“Closing” means the closing of the Arrangement in accordance with the Arrangement Agreement.

“Code” means the Internal Revenue Code of 1986, as amended.

“Co-Investment Vehicles” means Tricon Multi-Family Investor 21 LP, Tricon Lifestyle Rentals Investment LP, Tricon US Multi-Family Promote LP, SFR JV-2 Class B LLC, SFR JV-HD Class B LLC, THP JV-1C Promote LLC, THPAS JV-2C LP, and SFR JV-1 Class B LLC.

“Company” or “Tricon” means Tricon Residential Inc., a corporation incorporated under the OBCA.

“Company Board” means the board of directors of the Company as the same is constituted from time to time.

“Company Forecasts” means “Special Factors – Scotia Capital Formal Valuation and Fairness Opinion”.

“Company Organizational Documents” means, together: (i) the true and complete copy of the articles of incorporation of the Company as in effect on the date hereof and together with all amendments thereto; and (ii) the true and complete copy of the by-laws of the Company, as in effect on the date hereof and together with all amendments thereto.

“Company Shareholder Approvals” has the meaning ascribed thereto under “The Arrangement – Company Shareholder Approvals of the Arrangement”.

“Company Shareholders” means the registered and/or beneficial holders of Common Shares, as the context requires.

“Company Subsidiary” means any Subsidiary of the Company, excluding certain JV Entities.

“Company Subsidiary Partnership” means any Company Subsidiary that is a partnership for U.S. federal income tax purposes.

“Company Termination Fee” means an amount equal to $122,750,000, except that the Company Termination Fee shall be an amount equal to $61,250,000 in the event the Arrangement Agreement is terminated by the Company pursuant to Section 6.1(c)(i) of the Arrangement Agreement prior to 11:59 p.m. (New York City time) on March 3, 2024 in order to enter into a definitive agreement providing for the implementation of a Superior Proposal.

“Competition Challenge” has the meaning ascribed thereto under “Certain Legal Matters – Required Regulatory Approvals – Competition Act ”.

“Commissioner” has the meaning ascribed thereto under “Certain Legal Matters – Required Regulatory Approvals – Competition Act ”.

“Common Share Acquisition Price” means, in respect of each Common Share, (i) the Consideration, less (ii) the aggregate amount, if any, distributed in respect of such Common Share in connection with the Return of Capital Distribution.

“Common Shares” means the common shares in the capital of the Company.

“Competition Act” means the Competition Act (Canada) and includes the regulations promulgated thereunder.

“Competition Act Clearance” means, with respect to the transactions contemplated by the Arrangement Agreement, that either: (i) the Commissioner of Competition appointed under the Competition Act (or his designee) shall have issued (and not rescinded or amended) to the Purchaser an advance ruling certificate under subsection 102(1) of the Competition Act, or (ii) (x) the waiting period under Section 123 of the Competition Act shall have expired or been terminated, or the notification requirement shall have been waived pursuant to Section 113(c) of the Competition Act and (y) the Commissioner of Competition shall have issued (and not rescinded or amended) to the Purchaser a No-Action Letter.

“Confidentiality Agreement” has the meaning ascribed thereto under “Special Factors – Background to the Arrangement”.

“Conflicted Director” means Frank Cohen.

“Consideration” means $11.25 in cash per Common Share, without interest.

“Continuing Employee” means individuals who are employees of the Company or any Company Subsidiary immediately prior to the Effective Time and who continue employment with the Purchaser or any Subsidiary of the Purchaser following the Effective Time (including, upon their return to active employment, employees who are not actively at work on account of illness, disability, workers’ compensation or leave of absence).

“Contract” means any binding agreement, contract, lease (whether for real or personal property), commitment, note, bond, mortgage, indenture, deed of trust, loan or evidence of Indebtedness, to which a Person is a party or to which the properties or assets of such Person are subject, whether oral or written.

“Core FFO” has the meaning ascribed thereto under “Special Factors - Company Forecasts”.

“Court” means the Ontario Superior Court of Justice (Commercial List) or other competent court, as applicable.

“Covered Securities” means, in connection with the Support Agreement, the Common Shares and Preferred Units held by BREIT Shareholder, together with any additional Common Shares (or any securities convertible into or exercisable or exchangeable for Common Shares) in which BREIT Shareholder acquires record or beneficial ownership after the date of the Support Agreement and up to the date on which the Company Shareholder Approvals are obtained.

“COVID-19” means SARS-CoV-2 or COVID-19, and any evolutions, variants or mutations thereof or related or associated epidemics, pandemics or disease outbreaks.

“COVID-19 Measures” means any quarantine, “shelter in place”, “stay at home”, workforce reduction, social distancing, shut down, closure, sequester, safety or similar Law, guideline or recommendations by any Governmental Entity, including the Centers for Disease Control and Prevention and the World Health Organization, in each case, in connection with or in response to COVID-19 and any evolutions, variants or mutations thereof or related or associated epidemics, pandemics or disease outbreaks.

“CRA” has the meaning ascribed thereto under “Certain Canadian Federal Income Tax Considerations”.

“Credit Facility” has the meaning ascribed thereto under “Information Concerning the Purchaser and Blackstone – Agreements Involving the Company Securities”.

“Custodian” means the custodian appointed under the Restricted Share Plan to hold the Restricted Shares.

“Deferred Share Unit” or “DSU” means a deferred share unit of the Company issued pursuant to the DSU Plan.

“Demand for Payment” has the meaning ascribed thereto under “Dissenting Shareholders’ Rights”.

“Depositary” means TSX Trust Company.

“Development Expenditure Budget” means the development expenditure budget in Section 2.14(d)(ii) of the Disclosure Letter.

“Development Expenditures” means the budgeted amount of all expenditures and fundings (capital or otherwise) by the Company or a Company Subsidiary which remain to be funded through to the completion of the corresponding work or project, in connection with, developments, redevelopments and any projects that are in pre-development, on, relating to or adjacent to any Owned Real Property or Ground Leased Real Property, in each case, in excess of $275,000.

“Development Projects” means the Company’s developments, redevelopments and any projects that are in pre-development on, relating to or adjacent to any Owned Real Property or Ground Leased Real Property.

“Director” means the Director appointed pursuant to Section 278 of the OBCA.

“Disclosure Letter” means the disclosure letter delivered by the Company to the Purchaser setting out certain disclosure relating to the Company dated January 18, 2024, as it may be amended, modified, supplemented or restated from time to time.

“Dissent Notice” has the meaning ascribed thereto under “Dissenting Shareholders’ Rights”.

“Dissent Rights” has the meaning ascribed thereto under “Dissenting Shareholders’ Rights”.

“Dissenting Non-Resident Holder” has the meaning ascribed thereto under “Certain Canadian Federal Income Tax Considerations – Holders Not Resident in Canada – Dissenting Non-Resident Holders”.

“Dissenting Resident Holder” has the meaning ascribed thereto under “Certain Canadian Federal Income Tax Considerations – Holders Not Resident in Canada – Dissenting Resident Holders of Common Shares”.

“Dissenting Shareholder” means a registered Company Shareholder who has validly exercised its Dissent Rights in accordance with the Plan of Arrangement, and who has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights, but only in respect of the Common Shares in respect of which Dissent Rights are validly exercised by such registered Company Shareholder.

“Dissenting Shares” has the meaning ascribed thereto under “Dissenting Shareholders’ Rights”.

“Dividend Reinvestment Plan” means the dividend reinvestment plan of the Company adopted on November 15, 2012, as amended as of May 10, 2016 and approved by the TSX on June 8, 2016, pursuant to which eligible Company Shareholders may elect to reinvest their cash dividends and acquire additional Common Shares.

“DRS Advice” means a Direct Registration System (DRS) advice.

“DSU Plan” means the Third Amended and Restated Deferred Share Unit Plan of the Company, adopted as of December 7, 2021.

“DTC” means Depositary Trust & Clearing Corporation.

“D&O Insurance” means the Company’s officers’ and directors’ liability insurance policies in effect on the date of the Arrangement Agreement.

“Effective Date” means the date shown on the Certificate of Arrangement giving effect to the Arrangement.

“Effective Time” means 9:00 a.m. (Toronto time) on the Effective Date or such other time as agreed to by the Company and the Purchaser in writing before the filing of the Articles of Arrangement with the Director.

“Employee Benefit Plans” means each material employee benefit plans, programs, policies, agreements or other arrangements or payroll practices that apply to current or former Service Providers including bonus plan, fringe benefits, executive compensation, consulting or other compensation agreements, change in control agreements, incentive, equity or equity-based compensation, deferred compensation arrangements, stock purchase, stock option, carried interest, pension plans, retirement benefits, savings and profit-sharing plans, superannuation benefits, severance pay, sick leave, vacation pay, salary continuation, hospitalization, medical benefits, life insurance, other welfare benefits, cafeteria, scholarship programs, trustees’ and directors’ benefit, which the Company or any Company Subsidiary maintains, contributes to or has any obligation to contribute to or with respect to which the Company or any Company Subsidiary has any direct or indirect liability as set forth in Section 2.11(a) of the Disclosure Letter (each, whether or not identified on Section 2.11(a) of the Disclosure Letter, an “Employee Benefit Plan”, and collectively the “Employee Benefit Plans”); provided that “Employee Benefit Plan” shall not include statutory benefit plans that the Company or any Company Subsidiary is required to participate in, contribute to or comply with, including the Canada Pension Plan and plans administered pursuant to applicable health, tax, workplace safety insurance, parental insurance and employment insurance legislation.

“Employee Incentive Plans” means, collectively, (i) the DSU Plan, (ii) the Stock Option Plan, (iii) the PSU Plan, (iv) the Restricted Share Plan, and (v) any other plan pursuant to which the Company or any Company Subsidiary may provide or has provided equity or equity-linked incentives to employees, officers, directors or consultants, other than the LTIP, any Management Co-Investment Plan and any documentation evidencing entitlements in respect of Historic Investment Vehicles (as each such term is defined in the LTIP).

“Employee Share Plans” means, collectively, (i) the DSU Plan, (ii) the Stock Option Plan, (iii) the PSU Plan, (iv) the Restricted Share Plan, and (v) any other plan pursuant to which the Company or any Company Subsidiary may provide or has provided equity-based incentives to employees, officers, directors or consultants (but excluding Co-Investment Vehicles).

“Environmental Laws” means all Laws and agreements with Governmental Entities which (a) regulate or relate to (i) the protection or clean-up of the environment, (ii) occupational safety and health in respect of any harmful or deleterious materials, or (iii) the treatment, storage, transportation, handling, exposure to, disposal or Release of any harmful or deleterious materials or (b) impose liability (including for enforcement, investigatory costs, cleanup, removal or response costs, natural resource damages, contribution, injunctive relief, personal injury or property damage) with respect to any of the foregoing.

“Excess Distribution” has the meaning ascribed thereto under “Certain U.S. Federal Income Tax Considerations”.

“Exchange Price” means $8.50, the price at which the Preferred Units are exchangeable into Common Shares at any time at the option of the holder, subject to adjustment from time to time in accordance with the terms of the PIPE LLC Agreement.

“Excluded Shares” means, collectively, the 28,123,624 Common Shares beneficially owned or controlled, directly or indirectly, by BREIT, the 4,266,422 Common Shares and the 2,113,977 Common Shares beneficially owned or controlled, directly or indirectly, by David Berman and Gary Berman, respectively, and the Common Shares beneficially owned or controlled, directly or indirectly, by any other Company Shareholders required to be excluded under MI 61-101, in each case, as of the Record Date.

“Existing Indebtedness” means any Indebtedness for borrowed money in excess of $5,000,000 of the Company or any of the Company Subsidiaries.

“Existing Loan Documents” means any Contract exhibiting Existing Indebtedness.

“FFO” has the meaning ascribed thereto under “Special Factors - Company Forecasts”.

“Filings” means all documents required to be or that have been filed or furnished by the Company with any Securities Authority since January 1, 2021, and including those filed or furnished since the date of the Arrangement Agreement, if any, including any amendments, supplements or modifications thereto.

“Final Hearing” has the meaning ascribed thereto under “Certain Legal Matters – Court Approvals and Completion of the Arrangement – Final Order”.

“Final Order” means the final order of the Court pursuant to Section 182 of the OBCA approving the Arrangement, in form and substance acceptable to each of the Purchaser and the Company, acting reasonably, as such order may be amended, modified, supplemented or varied by the Court at any time prior to the Effective Date (provided that such amendment, modification, supplement or variance is acceptable to both the Company and the Purchaser, such acceptance not to be unreasonably withheld, conditioned or delayed) or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended on appeal (provided that such amendment is acceptable to both the Company and the Purchaser, such acceptance not to be unreasonably withheld, conditioned or delayed).

“Financial Statements” means the unaudited condensed interim consolidated financial statements and audited consolidated annual financial statements of the Company (including, in each case, any notes and schedules thereto) and the consolidated Company Subsidiaries included in or incorporated by reference into the Filings.

“Financing” has the meaning ascribed thereto under “Arrangement Agreement – Financing Cooperation”.

“GAAR” means the general anti-avoidance rule in section 245 of the Tax Act.

“Goodmans” has the meaning ascribed thereto under “Special Factors – Background to the Arrangement”.

“Governmental Entity” means (i) any international, multinational, national, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission (including any securities authority), board, bureau, ministry, minister, agency or instrumentality, domestic or foreign; (ii) any subdivision, agent or authority of any of the above; (iii) any quasi-governmental body, professional body or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing; or (iv) any stock exchange.

“Ground Lease” means any ground lease (or ground sublease) pursuant to which the Company or any Company Subsidiary is a lessee (or sublessee) as of a date no later than two (2) Business Days prior to the date hereof, including each amendment or guaranty or any other agreement related thereto.

“Ground Leased Real Property” means all real property in which the Company or a Company Subsidiary holds as lessee or sublessee a ground lease or ground sublease interest in any real property.

“Guarantors” means, collectively, BREIT OP and BREP X.

“Guaranty” means each guaranty entered into with the Company by each Guarantor.

“Holder” has the meaning ascribed thereto under “Certain Canadian Federal Income Tax Considerations”.

“HPA” has the meaning ascribed thereto under “Special Factors – Background to the Arrangement”.

“IASB” means International Accounting Standards Board.

“IFRS” means International Financial Reporting Standards.

“Implementation Documents” means the legal documentation require to effect the steps relating to the Return of Capital Transactions and the Rollover Transactions, as specified in the Pre-Closing Notice.

“Incentive Securities” means, collectively, the Deferred Share Units, Stock Options, Restricted Shares and Performance Share Units.

“Indebtedness” means, with respect to any Person, without duplication, (i) all obligations of such Person and its Subsidiaries for borrowed money, including obligations evidenced by notes, bonds, debentures or other similar instruments; (ii) all reimbursement obligations of such Person and its Subsidiaries under letters of credit to the extent such letters of credit have been drawn; (iii) obligations of such Person and its Subsidiaries in respect of interest rate, currency or other swaps, hedges or similar derivative arrangements; (iv) all capital lease obligations of such Person and its Subsidiaries; (v) all obligations of such Person and its Subsidiaries for guarantees of another Person in respect of any items set forth in clauses (i) through (iv); and (vi) all outstanding prepayment premium obligations of such Person and its Subsidiaries, if any, and accrued interest, fees and expenses related to any of the items set forth in clauses (i) through (ii). For the avoidance of doubt, “Indebtedness” shall not include any liability for Taxes and shall not include any Indebtedness from the Company to a wholly-owned Company Subsidiary (or vice versa) or between wholly-owned Company Subsidiaries.

“Indemnified Liabilities” means any expenses incurred by an Indemnified Party in connection with enforcing any rights with respect to such indemnification and/or advancement.

“Indemnified Party” means each current or former director or officer of the Company or any of the Company Subsidiaries and each fiduciary under benefit plans of the Company or any of the Company Subsidiaries (collectively, the “Indemnified Parties”)

“Inquiry” means an inquiry, discussion, offer or request that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal.

“Intellectual Property” means domestic and foreign: (i) patents, applications for patents and reissues, divisionals, continuations, renewals, extensions and continuations-in-part of patents or patent applications; (ii) proprietary and non-public business information, including trade secrets, confidential information and know-how; (iii) copyrights (including rights in IT Assets), copyright registrations and applications for copyright registration; and (iv) trade names, business names, corporate names, domain names, website names and world wide web addresses, common law trade-marks, trade-mark registrations, trade-mark applications, trade dress and logos, and the goodwill associated with any of the foregoing.

“Interested Parties” has the meaning ascribed thereto under “Special Factors – Scotia Capital Formal Valuation and Fairness Opinion”.

“Interim Order” means the interim order of the Court dated February 15, 2024 made in connection with the Arrangement, in form and substance acceptable to each of the Purchaser and the Company, acting reasonably, and providing for, among other things, the calling and holding of the Shareholder Meeting, as the same may be amended, modified, supplemented or varied by the Court (provided that such amendment, modification, supplement or variance is acceptable to both the Company and the Purchaser, such acceptance not to be unreasonably withheld, conditioned or delayed), a copy of which is attached as Appendix “E” to this Circular.

“Interim Period” means the period between January 18, 2024 and the earlier of (i) the Effective Date, or (ii) the termination of the Arrangement Agreement in accordance with its terms.

“Intermediary” has the meaning ascribed thereto in the Notice of Meeting.

“Intermediate” means Creedence Intermediate Holdings Inc., a corporation formed under the laws of the Province of British Columbia, or its permitted assignee under the Arrangement Agreement and their respective successors.

“Intermediate Note” means a promissory note issued by Intermediate to BREIT Shareholder on the Effective Date in a principal amount specified in the Pre-Closing Notice, in accordance with the BREIT Transfer Agreement.

“Intermediate Rollover Consideration” means the number of common shares of Intermediate specified in the Pre-Closing Notice and the issuance of the Intermediate Note by Intermediate having a principal amount set out in the Pre-Closing Notice.

“Investment Adviser” means Tricon Capital GP, Inc., and its relying adviser Tricon USA Inc., also doing business as Tricon Residential, Inc.

“Investment Advisory Arrangement” means a Contract under which the Company or any Company Subsidiaries performs Advisory Services for any Private Fund.

“Investment Canada Act” means the Investment Canada Act and includes the regulations promulgated thereunder.

“Investment Canada Act Approval” means that: (i) the Minister shall have sent a written notice pursuant to section 21(1) of the Investment Canada Act to the Purchaser stating that the Minister is satisfied that the transactions contemplated by the Arrangement Agreement are likely to be of net benefit to Canada, or alternatively, the time period provided for such notice under section 21(1) of the Investment Canada Act shall have expired such that the Minister shall be deemed, pursuant to section 21(2) of the Investment Canada Act, to be satisfied that the transactions contemplated by the Arrangement Agreement are of net benefit to Canada; and (ii) more than 45 days shall have elapsed from the time that the Minister has certified the application for review filed with the Minister in connection with the transactions contemplated by the Arrangement Agreement as complete and the Minister has not sent to the Purchaser a notice under section 25.2(1) of the Investment Canada Act and the Governor in Council has not made an order under section 25.3(1) of the Investment Canada Act in relation to the transactions contemplated by the Arrangement Agreement or, if such a notice has been sent or such an order has been made, the Purchaser has subsequently received: (A) a notice under section 25.2(4)(a) of the Investment Canada Act indicating that a review of the transactions contemplated by the Arrangement Agreement on the grounds of national security shall not be made, (B) a notice under section 25.3(6)(b) of the Investment Canada Act indicating that no further action will be taken, or (C) a copy of an order under section 25.4(1)(b) of the Investment Canada Act authorizing the transactions contemplated by the Arrangement Agreement provided that such order is on terms and conditions consistent with the Purchaser’s obligations under Section 4.3 of the Arrangement Agreement.

“Investor Rights Agreement” means the investor rights agreement between BREIT Shareholder and the Company dated September 3, 2020, as amended and restated on November 8, 2021.

“IRS” means the U.S. Internal Revenue Service.

“IT Assets” means all computers, websites, applications, databases, systems, networks, software, hardware, firmware, middleware, servers, workstations, routers, hubs, switches, data communications lines and all other information technology assets.

“January Blackstone Proposal” has the meaning ascribed thereto under “Special Factors – Background to the Arrangement”.

“Joint Venture Agreements” means the organizational and other governing documents of a vehicle which is owned directly or indirectly by the Company or any Company Subsidiary, on the one hand, and one or more Participation Parties or other third parties, on the other hand.

“JV Entities” means Persons, other than the Company Subsidiaries, in which the Company or any Company Subsidiary has an equity interest as of the date of the Arrangement Agreement and recorded on the Company’s most recent balance sheet in an amount in excess of $1,000,000.

“Laurel Hill” has the meaning ascribed thereto under “Cautionary Statements”.

“Law” means any applicable federal, provincial, state, local or foreign law (including common law), statute, code, directive, ordinance, rule, regulation, order, judgment, writ, stipulation, award, injunction or decree.

“Lease” means any lease or sublease of such real property pursuant to which the Company or a Company Subsidiary holds as a lessee or sublessee a leasehold or sublease interest, including each amendment, guaranty or any other agreement relating thereto.

“Letter of Transmittal” means the form of letter of transmittal accompanying this Circular sent to registered Company Shareholders in respect of the disposition of their Common Shares pursuant to the Arrangement.

“Liens” means any lien, mortgage, pledge, security instrument, title charges which are liens, claims against title, conditional or installment sale agreement, restriction on transfer, purchase option, right of first refusal or first offer, easement, security interest, charge, hypothec, encumbrance, deed of trust, right-of-way, encroachment or other encumbrance of any nature, whether voluntarily incurred or arising by operation of Law.

“LTIP” means the Fifth Amended and Restated Long-Term Incentive Plan of the Company, effective as of January 1, 2024.

“Management” means the senior management of the Company.

“Material Adverse Effect” means any change, event, state of facts or development that has had or would reasonably be expected to have a material adverse effect on (i) the business, financial condition, assets or continuing results of operations of the Company and the Company Subsidiaries, taken as a whole, or (ii) the ability of the Company to consummate the Arrangement before the Outside Date; provided, however, that in the case of clause (i), no change, event, state of facts or development resulting from any of the following shall be deemed to be or taken into account in determining whether there has been or will be, a “Material Adverse Effect”: (a) the entry into or the announcement, pendency or performance of the Arrangement Agreement or the transactions contemplated thereby or the consummation of any transactions contemplated thereby, including (i) the identity of the Purchaser and its affiliates, (ii) by reason of any communication by the Purchaser or any of its affiliates regarding the plans or intentions of the Purchaser with respect to the conduct of the business of the Company and the Company Subsidiaries following the Effective Time, (iii) the failure to obtain any third party consent in connection with the transactions contemplated hereby and (iv) the impact of any of the foregoing on any relationships with customers, suppliers, vendors, business partners, joint venturers, employees or any other Person, (b) any change, event or development in or affecting financial, economic, social or political conditions generally or the securities, credit or financial markets in general, including interest rates or exchange rates, inflation rates, or any changes therein, in Canada, the United States or other countries in which the Company or any of the Company Subsidiaries conduct operations or any change, event or development generally affecting the real estate industry, (c) any change in the market price or trading volume of the equity securities of the Company or of the equity or credit ratings or the ratings outlook for the Company or any of the Company Subsidiaries by any applicable rating agency; provided, however, that the exception in this clause (c) shall not prevent the underlying facts giving rise or contributing to such change, if not otherwise excluded from the definition of Material Adverse Effect, from being taken into account in determining whether a Material Adverse Effect has occurred, (d) the suspension of trading in securities generally on the TSX or NYSE, (e) any adoption, implementation, proposal or change after the date hereof in any applicable Law or IFRS or interpretation of any of the foregoing, (f) any action taken or not taken to which the Purchaser has consented in writing, (g) any action expressly required to be taken by the Arrangement Agreement or taken at the request of the Purchaser,

(h) the failure of the Company or any Company Subsidiary to meet any internal or public projections, budgets, forecasts or estimates of revenues, earnings or other financial results for any period ending on or after the date of the Arrangement Agreement; provided, however, that the exception in this clause (h) shall not prevent the underlying facts giving rise or contributing to such failure, if not otherwise excluded from the definition of Material Adverse Effect, from being taken into account in determining whether a Material Adverse Effect has occurred; and provided, further, that this clause (h) shall not be construed as implying that the Company is making any representation or warranty with respect to any internal or public projections, budgets, forecasts or estimates of revenues, earnings or other financial results for any period, (i) the commencement, occurrence, continuation or escalation of any war, armed hostilities or acts of terrorism, (j) any actions or claims made or brought by any of the current or former shareholders or equityholders of the Company or any Company Subsidiary (or on their behalf or on behalf of the Company or any Company Subsidiary, but in any event only in their capacities as current or former shareholders or equityholders) arising out of the Arrangement Agreement, the Arrangement, the Circular or the Schedule 13E-3 (including breach of fiduciary duty or disclosure claims), or (k) the existence, occurrence or continuation of any force majeure events, including any earthquakes, floods, hurricanes, tropical storms, fires or other natural disasters, any epidemic, pandemic or disease outbreak (including COVID-19 or other restrictions to the extent relating to, or arising out of, any outbreak of illness, epidemic, pandemic, or other public health event (including COVID-19) or any material worsening of any of the foregoing) or any national, international or regional calamity; provided, that (x) with respect to clauses (b), (e), (i), and (k), such changes, events, state of facts or developments may be taken into account to the extent they disproportionately adversely affect the Company and the Company Subsidiaries, taken as a whole, compared to other companies operating in the residential rental real estate industry in the United States or Canada (not taking into account any of the transactions contemplated by the Arrangement Agreement) and (y) clause (a) and clause (j) shall not apply to the use of Material Adverse Effect in Section 2.4 of the Arrangement Agreement (or Section 5.2(a) of the Arrangement Agreement as it relates to Section 2.4 of the Arrangement Agreement).

“Material Company Lease” means any lease, sublease or occupancy agreement of real property (other than Ground Leases) under which the Company or any Company Subsidiary is the tenant or subtenant or serves in a similar capacity, (i) providing for annual rentals of $25,000 or more or (ii) relating to real property comprising more than 5,000 square feet of space; provided that any such lease, sublease or occupancy agreement between the Company and any Company Subsidiary or between Company Subsidiaries (other than between the Company or a wholly-owned Company Subsidiary, on the one hand, and a non-wholly-owned Company Subsidiary, on the other hand) shall not constitute a Material Company Lease.

“Material Contract” means in respect of the Company or any Company Subsidiary, any Contract:

(a)	is a “material contract” as defined in National Instrument 51-102 – Continuous Disclosure Obligations of the Canadian Securities Administrators;

(b)

is a limited liability company agreement, shareholders agreement, partnership agreement or joint venture agreement or similar Contract (including Joint Venture Agreements and Participation Agreements);

(c)	is a Material Space Lease, Ground Lease or Material Company Lease;

(d)

contains covenants of the Company or any of the Company Subsidiaries (A) purporting to limit, in any material respect, either the type of business in which the Company or any of the Company Subsidiaries (or, after the Effective Time, the Purchaser or its affiliates) or any of their affiliates may engage or the geographic area in which any of them may so engage, or (B) imposing most-favored nation, exclusivity or non-compete provisions on the Company, the Company Subsidiaries or any of their affiliates, in each case of clauses (A) and (B) other than exclusive lease provisions and other similar leasing restrictions entered into by the Company in the Ordinary Course, contained in the Material Company Leases or contained in other recorded documents by which real property was conveyed by the Company to any user;

(e)	evidences Existing Indebtedness or relating to any interest rate caps, interest rate collars or hedging (including interest rates, currency, commodities or derivatives);

(f)

provides for (A) the pending purchase, sale, assignment, ground leasing or disposition of, or (B) except as set forth in the Material Space Leases, Leases, Ground Leases or Joint Venture Agreements, a Transfer Right to purchase, sell, dispose of, assign or ground lease, in each case, by amalgamation, merger, purchase or sale of assets or shares or otherwise, directly or indirectly, any real property (including any Real Property or any portion thereof) having a value in excess of $5,000,000;

(g)

except for any Joint Venture Agreements, requires the Company or any Company Subsidiary to make any investment in (in each case, in the form of a loan, capital contribution or similar transaction) any Company Subsidiary or other Person in excess of $1,000,000;

(h)

relates to the settlement (or proposed settlement) of any pending or threatened suit or proceeding, other than any settlement that provides solely for the payment of less than $1,000,000 in cash (net of any amount covered by insurance or indemnification that is reasonably expected to be received by the Company or any Company Subsidiary);

(i)

with any current executive officer or director of the Company or any of the Company Subsidiaries, or any Company Shareholder beneficially owning 5% or more of the outstanding Common Shares, or, to the knowledge of the Company, any member of the “immediate family” (as such term is defined in Item 404 of Regulation S-K promulgated under the U.S. Securities Act) of any of the foregoing;

(j)

for the acquisition or disposition (by merger, consolidation, acquisition of equity interests or assets or any other business combination) of any personal property or assets for instruments for aggregate consideration under such Contract of $3,000,000 or more;

(k)

other than Contracts for ordinary repair and maintenance, any Contract (other than solely among the Company and/or one or more Company Subsidiaries) relating to the development or construction of, or additions or expansions to, the Real Properties, under which the Company or any Company Subsidiary has, or expects to incur, an obligation under such Contract of individually, $1,000,000 or more;

(l)	the organizational documents of each Private Fund and any Investment Advisory Arrangement;

(m)	the organizational documents of each Co-Investment Vehicle; or

(n)

except to the extent such Contract is described in clauses (a) – (m) above, calls for or guarantees (A) aggregate payments by, or other consideration from, the Company and the Company Subsidiaries of more than $2,500,000 over the remaining term of such Contract or (B) annual aggregate payments by, or other consideration from, the Company and the Subsidiaries of more than $2,000,000.

“Material Space Lease” means any one or more leases, subleases, licenses or occupancy agreements of a particular real property (other than Ground Leases) to a single tenant or sub-tenant under which the Company or any Company Subsidiary is the landlord or sub-landlord or serves in a similar capacity, (i) providing for annual rentals of $750,000 or more or (ii) relating to an individual real property comprising more than 80,000 square feet of space.

“Maximum Amount” has the meaning ascribed thereto under “Arrangement Agreement – Insurance and Indemnification of Directors and Officers”.

“MI 61-101” means Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions.

“Minister” means the responsible Minister under the Investment Canada Act.

“Minority Approval” has the meaning ascribed thereto under “Summary of Arrangement – Purpose of the Shareholder Meeting”.

“Morgan Stanley” means Morgan Stanley & Co. LLC.

“Morgan Stanley Fairness Opinion” means the opinion of Morgan Stanley to the effect that, as of January 18, 2024, and subject to the assumptions, limitations and qualifications contained therein, the Consideration to be received by the Company Shareholders (excluding Blackstone) pursuant to the Arrangement is fair from a financial point of view to the Company Shareholders (excluding Blackstone), as further described under “Special Factors – Morgan Stanley Fairness Opinion”, and in the Morgan Stanley Fairness Opinion, a copy of which is attached as Appendix “D” to this Circular.

“Mr. Berman” has the meaning ascribed thereto under “Special Factors – Background to the Arrangement”.

“NAREIT” has the meaning ascribed thereto under “Special Factors - Company Forecasts”.

“Net Benefit Determination” has the meaning ascribed thereto under “Certain Legal Matters – Required Regulatory Approvals – Investment Canada Act Approval”.

“NI 54-101” means National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer Regulation.

“No-Action Letter” means a communication in writing from the Commissioner of Competition or his designee advising that he does not, at that time, intend to make an application to the Competition Tribunal under Section 92 of the Competition Act in respect of the transactions contemplated by the Arrangement Agreement.

“NOBO” has the meaning ascribed thereto under “Information Concerning the Shareholder Meeting and Voting – Non-Registered Company Shareholders”.

“NOI” has the meaning ascribed thereto under “Special Factors - Company Forecasts”.

“Non-Resident Holder” has the meaning ascribed thereto under “Certain Canadian Federal Income Tax Considerations – Holders Not Resident in Canada”.

“Non-U.S. Company Shareholder” has the meaning ascribed thereto under “Certain U.S. Federal Income Tax Considerations”.

“Notice of Application” means the Notice of Application for the Final Order, a copy of which is attached as Appendix “F” to this Circular.

“Notice of Change Period” has the meaning ascribed thereto under “Arrangement Agreement – Obligation of the Company Board with Respect to its Recommendation and Fiduciary Out”.

“Notice of Change of Recommendation” has the meaning ascribed thereto under “Arrangement Agreement – Obligation of the Company Board with Respect to its Recommendation and Fiduciary Out”.

“Notice of Meeting” means the notice of special meeting of Company Shareholders dated February 15, 2024 accompanying this Circular.

“Notifiable Transaction” has the meaning ascribed thereto under “Certain Legal Matters – Required Regulatory Approvals – Competition Act ”.

“Notification” has the meaning ascribed thereto under “Certain Legal Matters – Required Regulatory Approvals – Competition Act ”.

“NYSE” means the New York Stock Exchange.

“NYSE REIT” has the meaning ascribed thereto under “Special Factors – Background to the Arrangement”.

“OBCA” means the Business Corporations Act (Ontario).

“OBO” has the meaning ascribed thereto under “Information Concerning the Shareholder Meeting and Voting – Non-Registered Company Shareholders”.

“October Blackstone Proposal” has the meaning ascribed thereto under “Special Factors – Background to the Arrangement”.

“Offer to Pay” has the meaning ascribed thereto under “Dissenting Shareholders’ Rights”.

“Ordinary Course” means, with respect to an action taken by the Company or the Company Subsidiaries, that such action is taken in the ordinary course of the normal day-to-day operations of the business of the Company or such Company Subsidiary consistent with the past practices of the Company or such Company Subsidiary.

“Osler” has the meaning ascribed thereto under “Special Factors – Background to the Arrangement”.

“Outside Date” means July 18, 2024.

“Owned Real Property” means all real property owned by the Company or any Company Subsidiary in fee.

“Participation Agreements” means any contract or agreement entered into by the Company or any Company Subsidiary, with any Person other than the Company or a wholly-owned Company Subsidiary (the “Participation Party”) which provides for a right of such Participation Party to which provides for a right of such Participation Party to participate, invest, join, partner, have any material interest in (whether characterized as a contingent fee, profits interest, equity interest or otherwise) or have the right to any of the foregoing in any current, proposed or anticipated investment opportunity, joint venture, partnership or any other current or future transaction or property in which the Company or any Company Subsidiary has or will have a material interest, including those transactions or properties identified, sourced, produced or developed by such Participation Party (a “Participation Interest”)

“Parties” means the Company and the Purchaser, and “Party” means any one of them, as the context requires.

“Paul, Weiss” has the meaning ascribed thereto under “Special Factors – Background to the Arrangement”.

“Performance Fees” has the meaning ascribed thereto under “Certain Legal Matters – Interest of Certain Persons in the Arrangement; Benefits from the Arrangement – LTIP.”

“Performance Share Unit” or “PSU” means a performance share unit, governed by the PSU Plan.

“Permitted Liens” means (a) statutory Liens for Taxes, assessments or other charges by Governmental Entities not yet due and payable or the amount or validity of which are being contested in good faith and for which adequate reserves have been established on the Financial Statements in accordance with IFRS (to the extent required by IFRS), (b) mechanics’, workmen’s, repairmen’s, carriers’ or warehousemen’s Liens (i) arising in the usual, regular and ordinary course for amounts not yet due and payable or the amount or validity of which are being contested in good faith and for which adequate reserves have been established on the Financial Statements in accordance with IFRS (to the extent required by IFRS) or (ii) arising in connection with construction in progress for amounts not yet due and payable, (c) Liens for which title insurance coverage has been obtained pursuant to a title insurance policy in favour of the Company or a Company Subsidiary (as applicable) prior to the date hereof, (d) easements whether or not shown by the public records, overlaps, encroachments and any matters not of record that would be disclosed by an accurate survey or a personal inspection of the property (other than such matters that, individually or in the aggregate, materially adversely impair the current use, operation or value of the subject real property), (e) Liens securing mortgages and deeds of trust which secure the mortgage loans listed in Section 2.2(h) of the Disclosure Letter or Material Contracts (including Existing Loan Documents) or that the Company or a Company Subsidiary is permitted to enter into pursuant to the terms of Section 4.1 of the Arrangement Agreement, (f) (i) rights of tenants under Space Leases, as tenants only, and (ii) rights of other Parties in possession that do not materially and adversely impair the current use, operation or value of the subject real property and, in the case of (ii), without any right of first refusal, right of first offer or other option to purchase any Owned Real Property or Ground Leased Real Property (or any portion thereof), (g) title to any portion of any owned or leased real property lying within the boundary of any public or private road, easement or right of way, (h) Liens created, imposed or promulgated by Law or by any Governmental Entities, including zoning regulations, use restrictions and building codes,

(i) such other non-monetary Liens or imperfections of title, easements, covenants, rights of way, restrictions and other similar charges or encumbrances disclosed in title opinions or policies or commitments of title insurance that, individually or in the aggregate, do not, and would not reasonably be expected to, materially impair the existing use (or if such real property is vacant, the intended use), operation or value of, the property or asset affected by the applicable Lien, (j) Liens, rights or obligations created by or resulting from the acts or omissions of the Purchaser or any of its affiliates and their respective investors, lenders, employees, officers, directors, members, shareholders, partners, agents, representatives, contractors, invitees or licensees or any Person claiming by, through or under any of the foregoing, (k) reservations, limitations, provisos and conditions expressed in any original grant from the Crown or other grants of real estate or interests therein, (l) with respect to ground leasehold interests forming part of the Ground Leased Real Property, Liens on the underlying fee or leasehold interest of the applicable lessor or sublessor to the extent permitted without the consent of the applicable Ground Lease tenant, (m) the Joint Venture Agreements or Participation Agreements, (n) Liens imposed by any homeowners’ association or condominium corporation, including in connection with unpaid assessments or fines, or uncured violations of applicable homeowners’ association covenants, other than such Liens that would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (o) subdivision, development, servicing and site plan agreements, undertakings and agreements made pursuant to applicable planning and development legislation, entered into with or made in favour of any Governmental Entities relating to the development, construction and operation of any Real Property provided that they have been complied with in the Ordinary Course in connection with the Company’s build-to-rent business, and (p) any other non-monetary Liens that individually or in the aggregate, would not reasonably be expected to materially adversely impair the current use (or if such real property is vacant, the intended use), operation or value of the subject real property.

“Person” includes any individual, corporation, limited liability company, unlimited liability company, partnership, limited partnership, limited liability partnership, firm, joint venture, syndicate, capital venture fund, trust, association, body corporate, trustee, executor, administrator, legal representative, estate, government (including any Governmental Entity) and any other form of entity or organization, whether or not having legal status.

“PFIC” means a passive foreign investment company.

“PIPE LLC” means Tricon Pipe LLC, a limited liability company existing under the laws of the State of Delaware.

“PIPE LLC Agreement” means the amended and restated limited liability company agreement of PIPE LLC dated September 3, 2020, as amended on November 8, 2021 and on February 8, 2024, and as may be further amended or amended and restated from time to time.

“Plan of Arrangement” means the plan of arrangement, set forth in Appendix “B” to this Circular, and any amendments or variations thereto made in accordance with the Arrangement Agreement and the Plan of Arrangement or made at the direction of the Court in the Final Order with the prior written consent of the Company and the Purchaser, each acting reasonably.

“Pre-Closing Notice” means a notice to be delivered by the Purchaser to the Company three (3) Business Days prior to the Effective Date (or such shorter period that the Purchaser and the Company may agree, acting reasonably) specifying certain amounts and other actions and details as contemplated therein.

“Preferred Unit” means a Preferred Unit of PIPE LLC.

“Preferred Share Redemption Amount” means the aggregate redemption amount of the Tricon Canco Special Preferred Shares issued to the Company pursuant to Section 2.3(f)(ii) of the Plan of Arrangement, as set out in the Pre-Closing Notice.

“Private Funds” means TRI Continental Capital VII, L.P., Tricon Housing Partners US II A LP, Tricon Housing Partners US II B LP, Tricon Housing Partners US II B-2 LP, and Tricon Housing Partners US LP.

“Promote Units” has the meaning ascribed thereto under “Certain Legal Matters – Interest of Certain Persons in the Arrangement; Benefits from the Arrangement – LTIP.”

“PSU Plan” means the Second Amended and Restated Performance Share Unit Plan of the Company, adopted as of December 7, 2021.

“Public Disclosure” means all documents filed by or on behalf of the Company on SEDAR+ or filed or furnished by or on behalf of the Company on EDGAR, and, in each case, publicly available, prior to the date of the Arrangement Agreement.

“PUC” means “paid-up capital” for purposes of the Tax Act.

“Purchaser” means Creedence Acquisition ULC, an unlimited liability company organized under the laws of the Province of British Columbia.

“Purchaser Contribution Agreement” means the contribution agreement dated as of the Effective Date between the Purchaser and Intermediate.

“Purchaser Note” means a promissory note issued by the Purchaser to Intermediate on the Effective Date in a principal amount equal to the principal amount of the Intermediate Note, in accordance with the Purchaser Contribution Agreement.

“Purchaser Rollover Consideration” means the Purchaser Note and the number of common shares of the Purchaser specified in the Pre-Closing Notice.

“Purchaser Termination Fee” means an amount equal to five-hundred twenty-six million dollars ($526,000,000).

“RBC” has the meaning ascribed thereto under “Special Factors – Background to the Arrangement”.

“Real Property” means, collectively, the Owned Real Property, the Ground Leased Real Property and the Leases and, for purposes of Section 2.14(f) of the Arrangement Agreement, any fee, leasehold or sub-leasehold interest in real property which is owned or held, directly or indirectly, and whether in whole or in part, by the Company or any Company Subsidiary.

“Record Date” means February 13, 2024.

“Refinancing Transactions” means the transactions contemplated in Part B.2 and Part C of Schedule D of the Arrangement Agreement and the transactions contemplated by Section 2.3(f) of the Plan of Arrangement.

“Release” means any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping or disposing into the environment.

“Representative” means, with respect to any Person, such Person’s directors, partners, managers, officers, employees, consultants, advisors (including counsel, accountants, investment bankers, experts, consultants and financial advisors), agents and other representatives and, in the case of the Purchaser, its financing sources.

“Required Regulatory Approvals” means the Competition Act Clearance and the Investment Canada Act Approval.

“Resident Holder” has the meaning ascribed thereto under “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada”.

“Restricted Share Plan” means the Second Amended and Restated Restricted Share Plan of the Company, adopted as of December 7, 2021.

“Restricted Shares” means Common Shares of the Company subject to the Restricted Share Plan, including in particular the transfer restrictions provided for under the Restricted Share Plan.

“Restructuring Transaction” has the meaning ascribed thereto under “Arrangement Agreement – Pre-Closing Transactions”.

“Return of Capital Amount” means an amount equal to the Preferred Share Redemption Amount paid to the Company in accordance with Section 2.3(f)(iii) of the Plan of Arrangement.

“Return of Capital Distribution” means, if the Purchaser elects to proceed with the Return of Capital Transactions as specified in the Pre-Closing Notice, the distribution to Company Shareholders of record as of the Effective Time in an amount per Common Share equal to the Return of Capital Amount divided by the number of issued and outstanding Common Shares (including Restricted Shares and Common Shares held by Dissenting Shareholders) as of the Effective Time, rounded down to the nearest whole cent, paid in accordance with section 2.3(f)(iv) of the Plan of Arrangement, and paid in cash using the proceeds of disposition from the redemption of the Tricon Canco Special Preferred Shares.

“Return of Capital Transactions” means the steps in section 2.3(f) of the Plan of Arrangement, as specified in the Pre-Closing Notice.

“Reviewable Transaction” has the meaning ascribed thereto under “Certain Legal Matters– Required Regulatory Approvals – Investment Canada Act Approval”.

“Rollover Transactions” means the steps in Sections 2.3(j) and 2.3(k) of the Plan of Arrangement, as specified in the Pre-Closing Notice.

“Rights” has the meaning specified in the Shareholder Rights Plan.

“Rule 13e-3” has the meaning ascribed thereto under “Special Factors – Background to the Arrangement”.

“Schedule 13E-3” means a Schedule 13E-3 transaction statement under Section 13(e) of the U.S. Exchange Act and Rule 13e-3 thereunder, together with any amendments thereof or supplements thereto.

“Scotia Capital” means Scotia Capital Inc.

“Scotia Capital Engagement Agreement” means the engagement agreement dated October 10, 2023 pursuant to which the Special Committee engaged Scotia Capital as professional advisor to provide the Scotia Capital Formal Valuation and Fairness Opinion.

“Scotia Capital Formal Valuation and Fairness Opinion” means the formal valuation and fairness opinion of Scotia Capital, which states that, as of January 18, 2024, and based upon and subject to the analyses, assumptions, limitations and qualifications set out therein: (i) the fair market value of a Common Share is in the range of $9.80 to $12.90 per Common Share, and (ii) the Consideration to be received by the Company Shareholders (excluding Blackstone) pursuant to the Arrangement is fair, from a financial point of view, to the Company Shareholders (excluding Blackstone), as further described under “Special Factors – Scotia Capital Formal Valuation and Fairness Opinion”, and in the Scotia Capital Formal Valuation and Fairness Opinion, a copy of which is attached as Appendix “C” to this Circular.

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the Securities Act (Ontario) and the rules, regulations and published policies made thereunder.

“Securities Authority” means the U.S. Securities and Exchange Commission, the Ontario Securities Commission and any other applicable securities commissions or securities regulatory authority of a state, province or territory of the United States or Canada.

“Securities Laws” means the Canadian Securities Laws and the U.S. Securities Laws.

“SFR” has the meaning ascribed thereto under “Special Factors – Background to the Arrangement”.

“Share Certificate” means a certificate representing one or more Common Shares.

“Shareholder Meeting” means the special meeting of Company Shareholders, including any adjournment or postponement thereof in accordance with the terms of the Arrangement Agreement, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution.

“Shareholder Rights Plan” means the third amended and restated shareholder rights plan agreement dated May 10, 2022 between the Company and TSX Trust Company.

“Space Leases” means each lease, sublease, ground lease or any other occupancy agreement to which the Company or the Company Subsidiaries as party as landlord with respect to each of the applicable Real Property Ground Leased Real Property, together with all amendments, modifications, supplements, renewals, extensions, guarantees and other agreements related thereto.

“Special Committee” has the meaning ascribed thereto under “Special Factors – Background to the Arrangement”.

“Special Compensation” shall mean any transaction bonus awards, special or non-recurring incentive awards, retention awards, awards under the long-term incentive plans of the Company, any Company Subsidiary or any affiliate of the Company (including in respect of any Co-Investment Vehicle) and similar incentives. For the avoidance of doubt, the Purchaser’s obligations with respect to AIP Opportunity described in this section will take into account and be reduced by any payments made by the Company or any Company Subsidiary in connection with the Closing under the Company’s fiscal year 2024 annual incentive plan or metrics-based cash incentive plans, such that there is no duplication of benefits.

“Specified Pre-Closing Transactions” has the meaning ascribed thereto under “Arrangement Agreement – Pre-Closing Transactions”.

“Stock Option Plan” means the Fourth Amended and Restated Stock Option Plan of the Company, adopted as of December 7, 2021.

“Stock Options” means options to purchase Common Shares granted pursuant to the Stock Option Plan.

“Subsidiary” means, with respect to a Person, another Person at least 50% of the securities or ownership interests having by their terms ordinary voting power to elect a majority of the board of directors or other Persons performing similar functions is owned or controlled directly or indirectly by such first Person and/or by one or more of its Subsidiaries or of which such first Person and/or one of its Subsidiaries serves as a general partner (in the case of a partnership) or a manager or managing member (in the case of a limited liability entity) or similar function.

“Sun Belt” means the series of states in the southwestern and southern U.S. commonly known as the “Sun Belt”.

“Superior Proposal” means a bona fide written Acquisition Proposal (except that, for purposes of this definition, the references in the definition of “Acquisition Proposal” to “15%” shall be replaced by “50%”) made by a third party on terms that the Company Board determines in good faith, after consultation with the Company’s outside legal counsel and financial advisors, (A) would result, if consummated, in a transaction that is more favourable to the Company Shareholders (solely in their capacity as such) from a financial point of view than the Arrangement and (B) is reasonably likely to be consummated, after taking into account (x) the financial, legal, regulatory and any other aspects of such proposal, (y) the likelihood and timing of consummation (as compared to the Arrangement) and (z) any changes to the terms of this Agreement proposed by the Purchaser and any other information provided by the Purchaser (including pursuant to Section 4.4 of the Arrangement Agreement).

“Supplementary Information Request” has the meaning ascribed thereto under “Certain Legal Matters – Required Regulatory Approvals – Competition Act ”.

“Support Agreement” means the support agreement dated January 18, 2024 among BREIT Shareholder, the Purchaser and the Company, as it may be amended, modified, supplemented or restated from time to time in accordance with its terms.

“Tax” means (i) any and all taxes, duties, fees, excises, premiums, assessments, imposts, levies and other charges or assessments of any kind whatsoever imposed by any Governmental Entity, whether computed on a separate, consolidated, unitary, combined or other basis, including those levied on, or measured by, or described with respect to, income, gross receipts, profits, gains, windfalls, capital, capital stock, production, recapture, transfer, land transfer, license, gift, occupation, wealth, environment, net worth, indebtedness, surplus, sales, goods and services, harmonized sales, use, value-added, excise, special assessment, stamp, withholding, business, franchising, real or personal property, health, employee health, payroll, workers’ compensation, employment or unemployment, severance, social services, social security, education, utility, surtaxes, customs, and import or export; and (ii) all interest, penalties, fines, additions to tax or other similar additional amounts imposed by any Governmental Entity on or in respect of amounts of the type described in clause (i) above or this clause (ii).

“Tax Act” means the Income Tax Act (Canada) and includes the regulations promulgated thereunder.

“Tax Proposals” has the meaning ascribed thereto under “Certain Canadian Federal Income Tax Considerations”.

“Tax Protection Agreement” means any written agreement to which the Company or any Company Subsidiary is a party pursuant to which: (i) any liability to holders of limited partnership interests in a Company Subsidiary Partnership relating to Taxes may arise, whether or not as a result of the consummation of the transactions contemplated by this Agreement, and/or (ii) in connection with the deferral of income Taxes of a holder of limited partnership interests or limited liability company in a Company Subsidiary Partnership, the Company or the Company Subsidiaries have agreed to (A) maintain a minimum level of debt, continue a particular debt or provide rights to guarantee debt, (B) retain or not dispose of assets for a period of time that has not since expired, (C) make or refrain from making Tax elections and/or (D) only dispose of assets in a particular manner or require the payment of Tax indemnification or reimbursement

“Tax Return” means any and all returns, reports, declarations, elections, notices, forms, designations, filings, and statements or other documents (including estimated tax returns and reports, withholding tax returns and reports, and information returns and reports) filed or required to be filed in respect of Taxes (including any attachments or schedules thereto, and any amendments thereof)

“taxable capital gain” has the meaning ascribed thereto under “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Capital Gains and Capital Losses”.

“Transaction Litigation” means lawsuits or other legal proceedings against the Company or any of its affiliates relating to or challenging the Arrangement Agreement or the consummation of the Arrangement

“Transfer Right” means, with respect to the Company or any Company Subsidiary, a buy/sell, put option, call option, option to purchase, a marketing right, a forced sale, tag or drag right or a right of first offer, right of first refusal or right that is similar to any of the foregoing, pursuant to the terms of which the Company or any Company Subsidiary, on the one hand, or another Person, on the other hand, could be required to purchase or sell the applicable equity interests of any Person, any Owned Real Property, any Ground Leased Real Property or any other asset to which such right relates.

“Treasury Regulations” has the meaning ascribed thereto under “Certain U.S. Federal Income Tax Considerations”.

“Treaty” has the meaning ascribed thereto under “Certain U.S. Federal Income Tax Considerations”.

“Tricon Canco” means Tricon US Rental Canco Inc., a corporation incorporated under the OBCA that is Company Subsidiary.

“Tricon Canco Common Shares” means the common shares in the capital of Tricon Canco.

“Tricon Canco Multiple Voting Shares” means the multiple voting common shares in the capital of Tricon Canco.

“Tricon Canco Special Preferred Shares” means the special preferred shares in the capital of Tricon Canco.

“TSX” means the Toronto Stock Exchange.

“TSX Trust” means TSX Trust Company, the Company’s transfer agent.

“U.S. Company Shareholder” has the meaning ascribed thereto under “Certain U.S. Federal Income Tax Considerations”.

“U.S. Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended.

“U.S. IPO” has the meaning ascribed thereto under “Special Factors – Background to the Arrangement”.

“U.S. REIT” means a real estate investment trust within the meaning of section 856 of the Code.

“U.S. REIT Subsidiary” means a Company Subsidiary that is a U.S. REIT.

“U.S. Securities Act” means the U.S. Securities Act of 1933, as amended, and the rules and regulations of the SEC promulgated thereunder.

“U.S. Securities Laws” means the U.S. Exchange Act, the U.S. Securities Act, the Sarbanes-Oxley Act, and all other federal and state securities legislation of the United States and all rules, regulations and orders promulgated thereunder, as well as the rules, regulations, policies and orders of the NYSE.

“Unconflicted Company Board” means the Company Board excluding the Conflicted Director.

CONSENT OF SCOTIA CAPITAL INC.

To:   The Special Committee of the Board of Directors and the Board of Directors of Tricon Residential Inc.

We refer to the formal valuation and fairness opinion report of our firm dated January 18, 2024 (the “Scotia Capital Formal Valuation and Fairness Opinion”) attached as Appendix “C” to the management information circular dated February 15, 2024 (the “Circular”) of Tricon Residential Inc. (the “Company”) which we prepared for the Special Committee of the Board of Directors and the Board of Directors of the Company.

In connection with the Arrangement (as defined in the Circular), we hereby consent to the inclusion of the Scotia Capital Formal Valuation and Fairness Opinion as Appendix “C” to the Circular, to the filing of the Scotia Capital Formal Valuation and Fairness Opinion with the securities regulatory authorities in the provinces and territories of Canada and the U.S. Securities and Exchange Commission, and to the inclusion of the summary of the Scotia Capital Formal Valuation and Fairness Opinion, and the reference thereto, in the Circular.

(signed) Scotia Capital Inc.

Toronto, Ontario, Canada

February 15, 2024

CONSENT OF MORGAN STANLEY & CO. LLC.

To:   The Board of Directors of Tricon Residential Inc.

We refer to the fairness opinion report of our firm dated January 18, 2024 (the “Morgan Stanley Fairness Opinion”) attached as Appendix “D” to the management information circular dated February 15, 2024 (the “Circular”) of Tricon Residential Inc. (the “Company”) which we delivered to the Board of Directors of the Company.

We hereby consent to the inclusion of the Morgan Stanley Fairness Opinion as Appendix “D” to the Circular, to the filing of the Morgan Stanley Fairness Opinion with the securities regulatory authorities in the provinces and territories of Canada and the U.S. Securities and Exchange Commission, and to the inclusion of a summary of the Morgan Stanley Fairness Opinion, and the reference thereto, in the Circular.

(signed) Morgan Stanley & Co. LLC.

Toronto, Ontario, Canada

February 15, 2024

EXHIBIT “A”

RECONCILIATION OF CERTAIN NON-IFRS MEASURES

Reconciliation of Net Income to Adjusted EBITDAre

(in thousands of U.S. dollars)	Total proportionate results	IFRS reconciliation	Consolidated results/Total

For the three months ended September 30, 2023

Net income attributable to Tricon’s shareholders from continuing operations	$80,156	$–	$80,156

Interest expense	41,642	38,833	80,475

Current income tax recovery	(163)	–	(163)

Deferred income tax expense	9,806	–	9,806

Amortization and depreciation expense	4,359	–	4,359

Fair value gain on rental properties	(45,759)	(27,502)	(73,261)

Unrealized gain on derivative financial instruments	(26,719)	2,161	(24,558)

Look-through EBITDAre adjustments from non-consolidated affiliates	(2,398)	–	(2,398)

EBITDAre, consolidated	$60,924	$13,492	$74,416

Equity-based, non-cash and non-recurring compensation	4,802	–	4,802

Other adjustments(1)	12,131	(2,375)	9,756

Limited partners’ share of EBITDAre adjustments	–	(11,117)	(11,117)

Non-controlling interest’s share of EBITDAre adjustments	(149)	–	(149)

Adjusted EBITDAre	$77,708	$–	$77,708

Adjusted EBITDAre (annualized)			$310,832
(1) Includes the following adjustments: (in thousands of U.S. dollars)	Proportionate	IFRS reconciliation	Consolidated

Transaction costs	$7,551	$(2,375)	$5,176
Realized and unrealized foreign exchange loss	62	–	62
Lease payments on right-of-use assets	(1,496)	–	(1,496)
Gain on debt modification and extinguishment	(1,326)	–	(1,326)
Other EBITDAre adjustments*	7,340	–	7,340
Total other adjustments	$12,131	$(2,375)	$9,756

*Includes professional fees related to ERP system implementation, as well as SOX-related system implementation and consulting. These expenses are temporary in nature and are expected to subside in the coming months.

EXHIBIT “B”

DIRECTORS, EXECUTIVE OFFICERS AND CONTROL PERSONS OF THE BLACKSTONE FILING PARTIES

1.	Directors and Executive Officers.

Set forth below is certain information regarding directors and executive officers of the Blackstone Filing Parties. During the past five years, none of the following persons in this Section 1 of this Exhibit “B” has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to any judicial or administrative hearing (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws or a finding of any violation of federal or state securities laws.

Purchaser and Intermediate

The names and material occupations, positions, offices or employment during the past five years of each director and executive officer of Purchaser and Intermediate is listed below. The business address of each director and executive officer listed below is c/o Blackstone Inc., 345 Park Avenue, New York, NY 10154. Each is a U.S. citizen except for Mr. Ryan Ingle., who is a Canadian citizen.

Jacob Werner. Mr. Werner is a director of Purchaser and Intermediate. He joined Blackstone in 2005 and is currently a Senior Managing Director of Blackstone Real Estate, serves as Co-Head of Americas Acquisitions and is a member of Blackstone Real Estate’s Investment Committee.

Asim Hamid. Mr. Hamid is a director of Purchaser and Intermediate. He joined Blackstone in 2017 and is currently a Senior Managing Director of Blackstone Real Estate.

Ryan Ingle. Mr. Ingle is a director of Purchaser and Intermediate. He joined Blackstone in 2010 and is currently a Senior Managing Director of Blackstone Real Estate.

Scott McCallum. Mr. McCallum is a director of Purchaser and Intermediate. He joined Blackstone in 2017 and is currently a Principal of Blackstone Real Estate.

BREIT

The names and material occupations, positions, offices or employment during the past five years of each director and executive officer of BREIT is listed below. The business address of each director and executive officer listed below is c/o Blackstone Real Estate Income Trust, Inc., 345 Park Avenue, New York, NY 10154. Each is a U.S. citizen.

Frank Cohen. Mr. Cohen has been Chairperson of the Board and the Chief Executive Officer of BREIT since July 2016. He is a Senior Managing Director with Blackstone Real Estate, the Global Chairman of Blackstone Real Estate’s Global Core+ real estate business and a member of Blackstone Real Estate’s Investment Committee. Since joining Blackstone in 1996, Mr. Cohen has been involved in over $100 billion of real estate transactions. He has been involved with many of Blackstone’s notable investments, including EQ Office, CarrAmerica Realty, Trizec Properties and IndCor Properties. Mr. Cohen received a BA from Northwestern University, where he graduated from the Honors Program in Mathematical Methods in the Social Sciences, with a double major in political science. Mr. Cohen has served as a director of Tricon Residential Inc. (TSX: TCN) since September 2020. He serves as a director for several private Blackstone portfolio companies, including EQ Office, and served as a director for Hudson Pacific Properties (NYSE: HPP) from 2015 until 2017. He is also a Trustee of the Urban Land Institute and serves on the Advisory Board of Governors for the National Association of Real Estate Investment Trusts (“NAREIT”), on the Board of the Regional Plan Association and on the WCAS Board of Visitors at Northwestern University.

Rob Harper. Mr. Harper has served as a director and BREIT’s President since August 2023. Previously, Mr. Harper was the Head of Asset Management of BREIT from August 2016 to August 2023. He is a Senior Managing Director and the Head of Real Estate Asset Management Americas for Blackstone. Since joining Blackstone in 2002, Mr. Harper has been involved in analyzing Blackstone’s real estate equity and debt investments in all property types. Mr. Harper has previously worked for Blackstone in Los Angeles and London, where he served as Head of Europe for the Blackstone Real Estate Debt Strategies business. Mr. Harper currently serves as a board member for the Global Heritage Fund and the McIntire School of Commerce Foundation Board at the University of Virginia. Mr. Harper has served as a director of Invitation Homes, Inc. from January 2017 to May 2020, of ESH Hospitality, Inc. from September 2016 to May 2017, of Park Hotels & Resorts Inc. from January 2017 to December 2017 and of Extended Stay America, Inc. from September 2016 to May 2017. Prior to joining Blackstone, Mr. Harper worked for Morgan Stanley’s real estate private equity group in Los Angeles and San Francisco. Mr. Harper received a BS from the McIntire School of Commerce at the University of Virginia.

Wesley LePatner. Ms. LePatner has been a director and the Chief Operating Officer of BREIT since July 2016. She is a Senior Managing Director with Blackstone Real Estate and the Global Head of Blackstone Real Estate’s Core+ real estate business as well as a member of Blackstone Real Estate’s Investment Committee. Prior to joining Blackstone in 2014, Ms. LePatner spent over a decade at Goldman Sachs. Ms. LePatner received a BA in History from Yale University, summa cum laude and Phi Beta Kappa, and serves on the boards of The Hewitt School, The Mount Sinai Children’s Center Foundation and Yale University Library Council.

Brian Kim. Mr. Kim has been the Head of Acquisitions and Capital Markets of BREIT since January 2017 and a director of BREIT since January 2021. He is a Senior Managing Director with Blackstone Real Estate and the Global Chief Operating Officer of Blackstone’s Core+ real estate business. Since joining Blackstone in 2008, Mr. Kim has played a key role in a number of Blackstone’s investments including the take private and subsequent sale of Strategic Hotels & Resorts, the acquisition of Peter Cooper Village / Stuyvesant Town and the creation of BRE Select Hotels Corp., Blackstone’s select service hotel platform. Prior to joining Blackstone, Mr. Kim worked at Apollo Real Estate Advisors, Max Capital Management Corp. and Credit Suisse First Boston. Mr. Kim served as a board member of CorePoint Lodging Inc. (NYSE: CPLG) from November 2015 to March 2022. Mr. Kim received an AB in Biology from Harvard College where he graduated with honors.

Raymond J. Beier. Mr. Beier has been a director of BREIT since July 2016. He has served as a director to Blackstone Private Equity Strategies Fund L.P. since July 2022. He was a Partner in the financial services practice at PricewaterhouseCoopers LLP, having been with the firm from 1993 to 2016. Mr. Beier has extensive experience in financial reporting matters relating to mergers, acquisitions and corporate finance transactions. Mr. Beier served in a variety of roles at PricewaterhouseCoopers LLP, including as a member of the National Office leadership team responsible for its strategic policy and analysis group and as a Senior Partner in the transaction services group. Mr. Beier also served on various PricewaterhouseCoopers committees, including the Global Private Equity Committee and the Extended Leadership Committee. Mr. Beier received a BS in Accounting, summa cum laude, from the University of Minnesota—Duluth and an MBA from the University of Minnesota—Carlson School of Management. Mr. Beier also serves on the Chancellor’s Advisory Board at the University of Minnesota—Duluth.

Susan Carras. Ms. Carras has been a director of BREIT since January 2021. She is a Senior Managing Director in the Washington, DC office of JLL Capital Markets, America. Ms. Carras served as Co-Head of HFF’s Washington, DC office from 2011 to 2019 and she joined JLL as part of JLL’s 2019 acquisition of HFF. Prior to HFF, she was a Principal and Managing Director at Sonnenblick Goldman where she served on the operating committee and headed offices in Washington, DC and Tampa, FL. Earlier in her career, she was with the Real Estate Finance Division of Chase Manhattan Bank. Ms. Carras received a BA, magna cum laude with departmental honors, from Lafayette College and a Diploma in Real Estate Analysis and Appraisal from New York University. She is a trustee emerita of Lafayette College and previously chaired the Development and Alumni Relations Committee, served on the Executive Committee and was a member of the search committee for Lafayette’s 16th president. Together with a fellow trustee, Ms. Carras started the First Women of Lafayette Scholarship Fund. Ms. Carras is a past chair of the board of trustees of the McLean School of Maryland. She is active in the Urban Land Institute serving on the UDMUC Blue Council and on the Washington Full Member Engagement Committee. She is a past recipient of the Greater Washington Commercial Association of Realtors Top Financing Award and Top Sales Award for the Washington, DC Metro and has been recognized by Real Estate Forum as a Women of Influence, by Bisnow as a Women of Influence in Commercial Real Estate and by Connect Media’s Women in Real Estate.

2

Richard I. Gilchrist. Mr. Gilchrist has been a director of BREIT since July 2016. He served as Senior Advisor for acquisitions and investments at The Irvine Company, a privately-held real estate investment company, a position he held from July 2011 until July 2018, after having served as President of its Investment Properties Group from 2006 to 2011. He served as President and Co-Chief Executive Officer and on the board of directors of Maguire Properties, Inc., a publicly-held REIT, from 2002 to 2006. From 1997 to 2001, Mr. Gilchrist served as Chief Executive Officer, President and member of the board of directors of Commonwealth Atlantic Properties, a privately-held REIT. From 1995 to 1997, he served as the Co-Chairman and Managing Partner of CommonWealth Partners, a private real estate company he co-founded. He currently serves as Chairman of the Board and on the compensation committee of Spirit Realty Capital, Inc. (NYSE: SRC). He has previously served as a director of Ventas (NYSE: VTR) from 2011 to August 2021 and was a Chairman of both its Compensation and Investment committees. He has also previously served as a director of BioMed Realty Trust, Inc. (NYSE: BMR) from 2007 to 2014, Nationwide Health Properties, Inc. from 2008 to 2011, and TIER REIT, Inc. (NYSE: TIER) from 2013 to August 2019, and as Chairman from 2016 to August 2019 until TIER REIT, Inc. was acquired by Cousins Properties Inc. (NYSE: CUZ). Mr. Gilchrist is a member emeritus of the Whittier College Board of Trustees and served as its Chairman from 2003 to 2011 where he received his BA in 1968. He is also a member of the Advisory Board of the University of California, Los Angeles Law School, where he earned a JD in 1971.

Field Griffith. Mr. Griffith has been a director of BREIT since July 2016. He also currently serves as a non-executive director on the board of The Forest Company Limited and as a director for the Prime Property Fund LLC, positions he has held since March 2017 and February 2018, respectively. Mr. Griffith was most recently employed full time as the Director of Real Assets Investments for the Virginia Retirement System from 2004 to 2016 where he was responsible for managing all aspects of the System’s global real estate, infrastructure and natural resource portfolios. The global real estate portfolio consisted of publicly- and privately-traded equity and debt investments in the form of separate accounts, joint ventures, closed-end funds and open-end funds. Mr. Griffith was also a member of the management committee of the Virginia Retirement System. From 1999 to 2004, he was a senior executive at Gemini Rosemont Commercial Real Estate where he was engaged in real estate portfolio management activities. From 1985 to 1999, Mr. Griffith was employed in the real estate investment group for UNUM Life Insurance Company engaged in mortgage and equity underwriting, structuring, property acquisitions/dispositions and portfolio management of the commercial real estate equity group. From 1983 to 1985, he worked in the real estate investment group at Phoenix Home Life Insurance Company. Mr. Griffith is a Chartered Financial Analyst and received a BA from Beloit College and an MBA from the University of Washington. From 2007 to 2013, he served as a board member of the Pension Real Estate Association. From August 2017 to March 2021, he served on the board of directors of Tedford Housing, Inc., a non-profit organization focused on serving the regional homeless population.

Edward Lewis. Mr. Lewis has been a director of BREIT since July 2016. From 2000 until February 2017, he was Senior Advisor to Solera Capital, a private equity firm. In 1969, he co-founded Essence Communications Partners, a multimedia company targeting African-American women, serving as Chief Executive Officer, publisher and Chairman for 35 years. Previously, he served on the boards of Great Atlantic & Pacific Tea Company, Inc. (NYSE: GAP), the Apollo Theater Foundation, the Boys and Girls Clubs of America and the Economic Club of New York. He also served as chairman of the Magazine Publishers of America from 1997 to 1999, becoming the first African-American to hold this position in the 75-year history of the organization. Mr. Lewis received a BA and MA in Political Science and International Affairs from the University of New Mexico.

Anthony F. Maroney, Jr. Mr. Maroney has been Chief Financial Officer and Treasurer of BREIT since March 2021. He is a Managing Director of Blackstone and the Head of Real Estate Finance Americas. Mr. Marone also serves as the Chief Financial Officer of Blackstone Mortgage Trust (NYSE: BXMT). Prior to joining Blackstone in 2012, Mr. Marone was a Vice President and Controller at Capital Trust, Inc., the predecessor business to BXMT. Previously, Mr. Marone worked in the Real Estate Assurance practice of PricewaterhouseCoopers LLP. Mr. Marone received a BS and an MBA from Rutgers University and is a Certified Public Accountant and Chartered Global Management Accountant.

Leon Volchyok. Mr. Volchyok has been the Chief Legal Officer of BREIT since September 2017 and he has been the Secretary of BREIT since June 2016. Mr. Volchyok is the General Counsel for Blackstone’s Private Wealth Solutions business. Mr. Volchyok plays a key role in the structuring, launch and operations of the firm’s individual investor focused vehicles and serves as the Chief Legal Officer for Blackstone Mortgage Trust (NYSE: BXMT) and Blackstone European Property Income Fund (BEPIF). Mr. Volchyok is the prior chairman of the Board for the Institute for Portfolio Alternatives and on the Executive Committee of NAREIT’s Public Non-listed REIT Council. Mr. Volchyok received a BBA from Baruch College – Zicklin School of Business and a JD from Fordham Law School.

3

Paul Kolodziej. Mr. Kolodziej has been the Deputy Chief Financial Officer of BREIT since December 2023 and was BREIT’s Chief Accounting Officer from March 2019 to December 2023. He is also a Managing Director with Blackstone Real Estate and previously served as Controller of the Company from June 2016 to March 2019. Mr. Kolodziej has also served as the Head of Accounting for Blackstone Mortgage Trust Inc. (NYSE: BXMT) since February 2021. Prior to joining Blackstone in June 2016, Mr. Kolodziej was a Senior Manager at PricewaterhouseCoopers LLP, where he provided assurance services to financial service clients focused on REITs, private real estate funds and hedge funds. During his time at PricewaterhouseCoopers LLP, Mr. Kolodziej also completed a two year rotation in PricewaterhouseCoopers LLP’s SEC Services Group within their National Office, focusing on client consultations over a wide range of matters related to security registrations and on-going SEC filing requirements. Mr. Kolodziej received a BS in Accountancy from DePaul University and is a Certified Public Accountant.

Zaneta Koplewicz. Ms. Koplewicz has been the Head of Shareholder Relations of BREIT since December 2023. She is a Managing Director with Blackstone Real Estate. Since joining Blackstone in 2021, Ms. Koplewicz’s primary responsibility has been managing the Company’s interface with clients and other key stakeholders. Before joining Blackstone, Ms. Koplewicz spent 14 years at BlackRock where she was most recently a Managing Director responsible for developing and growing relationships with large, strategic clients in North America. Prior to that, she held several roles within BlackRock Alternative Investors including Global Head of Product Strategy for the Event Driven business, where she led client engagement and business strategy for the platform across institutional and private wealth clients. Ms. Koplewicz was also instrumental in BlackRock’s sustainability efforts, leading a global working group which served as a key catalyst for the establishment of BlackRock Sustainable and Transition Solutions. Ms. Koplewicz received a BA in Politics with a certificate in African American Studies from Princeton University.

2.	Controlling Persons

Set forth below is certain information regarding persons who may be deemed to be in control of the BREIT Filing Parties.

During the past five years, none of the following persons has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to any judicial or administrative hearing (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws or a finding of any violation of federal or state securities laws.

The principal business address of each of the persons and entities set forth below is c/o Blackstone Inc., 345 Park Avenue, New York, New York 10154 and the telephone number is +1 212-583-5000.

BREIT Debt Parent LLC is the sole member of BCORE Preferred Holdco LLC. The principal business of BREIT Debt Parent LLC is to directly or indirectly make investments in debt or preferred equity securities. BREIT Debt Parent LLC is a subsidiary of BREIT.

BX REIT Advisors L.L.C. is the external manager of BREIT. The principal business of BX REIT Advisors L.L.C. is performing the functions of, and serving as the external manager of, BREIT.

Blackstone Holdings I L.P. is the sole member of BX REIT Advisors L.L.C. The principal business of Blackstone Holdings I L.P. is performing the functions of, and serving as, a managing member (or similar position) of and member or equity holder in BX REIT Advisors L.L.C. and other affiliated Blackstone entities. The general partner of Blackstone Holdings I L.P. is Blackstone Holdings I/II GP L.L.C.

The general partner of Blackstone Real Estate Associates X L.P. is BREA X L.L.C., a Delaware limited liability company. The principal business of BREA X L.L.C. is performing the functions of, and serving as, the general partner of Blackstone Real Estate Associates X L.P. and other affiliated Blackstone entities. The managing member of BREA X L.L.C. is Blackstone Holdings II L.P. The general partner of Blackstone Holdings II L.P. is Blackstone Holdings I/II GP L.L.C.

4

The principal business of Blackstone Holdings I/II GP L.L.C. is performing the functions of, and serving as, the general partner (or similar position) of Blackstone Holdings I L.P., Blackstone Holdings II L.P. and other affiliated Blackstone entities. The sole member of Blackstone Holdings I/II GP L.L.C. is Blackstone Inc.

Blackstone Group Management L.L.C. is, and its principal business is performing the functions of and serving as, the sole holder of the Series II preferred stock of Blackstone Inc.

Blackstone Group Management L.L.C. is wholly-owned by Blackstone’s senior managing directors and controlled by its founder, Stephen A. Schwarzman.

The principal occupation of Mr. Schwarzman is serving as an executive of Blackstone and Blackstone Group Management L.L.C. Mr. Schwarzman has been involved in all phases of Blackstone’s development since its founding in 1985. Mr. Schwarzman is a United States citizen.

5

EXHIBIT “C”

DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

Name/Citizenship/ Business Address	Company	Address	Position Held	From	To

Kevin Baldridge United States 15771 Red Hill Avenue, Tustin, California	Tricon Residential Inc.	7 St. Thomas, Suite 801, Toronto, Ontario, Canada	EVP & Chief Operating Officer	May 2020	Present
	TAH Operations LLC	15771 Red Hill Avenue, Tustin, California, USA	President	May 2015	May 2020

David Berman Canada 7 St. Thomas Street, Suite 801, Toronto, Ontario	Tricon Residential Inc.	7 St. Thomas, Suite 801, Toronto, Ontario, Canada	Executive Chairman	June 1997	Present

Gary Berman Canada 7 St. Thomas Street, Suite 801, Toronto, Ontario	Tricon Residential Inc.	7 St. Thomas, Suite 801, Toronto, Ontario, Canada	President & CEO	March 2015	Present
	Tricon Residential Inc.	7 St. Thomas, Suite 801, Toronto, Ontario, Canada	Director	May 2014	Present

Frank Cohen United States 345 Park Avenue, New York, New York	Tricon Residential Inc.	7 St. Thomas, Suite 801, Toronto, Ontario, Canada	Director	September 2020	Present
	Blackstone Inc.	345 Park Avenue, New York, New York, USA	Senior Managing Director	October 1996	Present
	Blackstone Real Estate Income Trust, Inc.	345 Park Avenue, New York, New York, USA	Chairman and CEO	June 2016	Present

Camille Douglas United States 7 St. Thomas Street, Suite 801, Toronto, Ontario	Tricon Residential Inc.	7 St. Thomas, Suite 801, Toronto, Ontario, Canada	Director	August 2018	Present
	LeFrak	40 W 57th Street, New York, New York, USA	Senior Managing Director	January 2010	Present
	Starwood Properties Trust	591 West Putnam Avenue, Greenwich, Connecticut, USA	Director	January 2010	Present

Jonathan Ellenzweig Canada One Letterman Drive, Suite C3-800, San Francisco, California	Tricon Residential Inc.	7 St. Thomas, Suite 801, Toronto, Ontario, Canada	EVP & Chief Investment Officer	May 2020	Present
	Tricon Residential Inc.	7 St. Thomas, Suite 801, Toronto, Ontario, Canada	Managing Director	January 2014	May 2020

Wissam Francis Canada 7 St. Thomas Street, Suite 801, Toronto, Ontario	Tricon Residential Inc.	7 St. Thomas, Suite 801, Toronto, Ontario, Canada	EVP & Chief Financial Officer	May 2020	Present
	Tricon Residential Inc.	7 St. Thomas, Suite 801, Toronto, Ontario, Canada	EVP, Chief Financial Officer & Treasurer	August 2015	May 2020

Renée Glover United States 7 St. Thomas Street, Suite 801, Toronto, Ontario	Tricon Residential Inc.	7 St. Thomas, Suite 801, Toronto, Ontario, Canada	Director	July 2021	Present
	The Catalyst Group LLC	553 Auburn Avenue NE, Atlanta, Georgia, USA	Managing Member & CEO	January 2016	Present
	Fannie Mae	1100 15th Street NW, Washington, District of Columbia, USA	Director	January 2016	Present

Ira Gluskin Canada 7 St. Thomas Street, Suite 801, Toronto, Ontario	Tricon Residential Inc.	7 St. Thomas, Suite 801, Toronto, Ontario, Canada	Director	November 2016	Present
	Irager & Associates	22 St. Clair Ave East, Toronto, Ontario, Canada	Co-Founder	June 2016	Present

Name/Citizenship/ Business Address	Company	Address	Position Held	From	To

	First Capital REIT	85 Hanna Avenue, Toronto, Ontario, Canada	Trustee	February 2023	Present
	European Residential REIT	11 Church Street, Toronto, Ontario, Canada	Trustee	August 2017	Present

Michael Knowlton Canada 7 St. Thomas Street, Suite 801, Toronto, Ontario	Tricon Residential Inc.	7 St. Thomas, Suite 801, Toronto, Ontario, Canada	Director	June 2011	Present
	Crombie REIT	610 East River Road, New Glasgow, Nova Scotia, Canada	Trustee	May 2011 (Chair since May 2019)	Present
	Dream Industrial REIT	30 Adelaide Street East, Toronto Ontario, Canada	Trustee	June 2016	Present

Sian Matthews Canada 7 St. Thomas Street, Suite 801, Toronto, Ontario	Tricon Residential Inc.	7 St. Thomas, Suite 801, Toronto, Ontario, Canada	Director	May 2015	Present
	SMM Professional Corp.	7 Heaver Gate, Calgary, Alberta, Canada	Director/Owner	September 2011	December 2019

Geoff Matus Canada 7 St. Thomas Street, Suite 801, Toronto, Ontario	Tricon Residential Inc.	7 St. Thomas, Suite 801, Toronto, Ontario, Canada	Consultant and Director	June 1997	Present
	Mandukwe Inc.	60 Bloor Street West, Toronto, Ontario, Canada	President/Director	February 1986	Present

Peter Sacks Canada 7 St. Thomas Street, Suite 801, Toronto, Ontario	Tricon Residential Inc.	7 St. Thomas, Suite 801, Toronto, Ontario, Canada	Director	May 2014	Present

Sherrie Suski United States 15771 Red Hill Avenue, Tustin, California	Tricon Residential Inc.	7 St. Thomas, Suite 801, Toronto, Ontario, Canada	EVP & Chief People Officer	May 2020	Present
	TAH Operations LLC	15771 Red Hill Avenue, Tustin, California, USA	Senior Vice President, Human Resources	January 2017	May 2020

David Veneziano Canada 7 St. Thomas Street, Suite 801, Toronto, Ontario	Tricon Residential Inc.	7 St. Thomas, Suite 801, Toronto, Ontario, Canada	EVP & Chief Legal Officer	May 2020	Present
	Tricon Residential Inc.	7 St. Thomas, Suite 801, Toronto, Ontario, Canada	EVP & General Counsel	January 2018	May 2020

During the last five years, none of the Company or, to the knowledge of Company, any of the persons listed above has been (a) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (b) a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment or decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

2

APPENDIX “A”

ARRANGEMENT RESOLUTION

BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1.

The arrangement (the “Arrangement”) under Section 182 of the Business Corporations Act (Ontario) of Tricon Residential Inc. (the “Company”) pursuant to the arrangement agreement between Creedence Acquisition ULC (the “Purchaser”) and the Company dated January 18, 2024, as it may be modified, supplemented or amended from time to time in accordance with its terms (the “Arrangement Agreement”), as more particularly described and set forth in the management information circular of the Company dated February 15, 2024 (the “Circular”) accompanying the notice of this meeting, and all transactions contemplated thereby, are hereby authorized, approved and adopted.

2.

The plan of arrangement in respect of the Arrangement, as it has been or may be modified, supplemented or amended in accordance with the Arrangement Agreement and its terms (the “Plan of Arrangement”), the full text of which is set out as Appendix “B” to the Circular, is hereby authorized, approved and adopted.

3.

The: (i) Arrangement Agreement and all the transactions contemplated therein; (ii) actions of the directors of the Company in approving the Arrangement and the Arrangement Agreement; and (iii) actions of the directors and officers of the Company in executing and delivering the Arrangement Agreement and any modifications, supplements or amendments thereto, and causing the performance by the Company of its obligations thereunder, are hereby ratified and approved.

4.

Any officer or director of the Company is hereby authorized and directed, for and on behalf of the Company, to apply for a final order from the Ontario Superior Court of Justice (Commercial List) to approve the Arrangement on the terms set forth in the Arrangement Agreement and the Plan of Arrangement (as they may be, or may have been, modified, supplemented or amended).

5.

Notwithstanding that this resolution has been passed (and the Arrangement adopted) by the holders of shares of the Company (the “Company Shareholders”) entitled to vote thereon or that the Arrangement has been approved by the Court, the directors of the Company are hereby authorized and empowered, without further notice to or approval of the Company Shareholders: (i) to amend, modify or supplement the Arrangement Agreement or the Plan of Arrangement to the extent permitted by their terms; and (ii) subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement and any related transactions.

6.

Any officer or director of the Company is hereby authorized and directed, for and on behalf of the Company, to execute, under the corporate seal of the Company or otherwise, and to deliver or cause to be delivered, for filing with the Director under the OBCA, articles of arrangement and such other documents as are necessary or desirable to give effect to the Arrangement and the Plan of Arrangement in accordance with the Arrangement Agreement, such determination to be conclusively evidenced by the execution and delivery of such articles of arrangement and any such other documents.

7.

Any officer or director of the Company is hereby authorized and directed, for and on behalf of the Company, to execute or cause to be executed and to deliver or cause to be delivered, whether under the corporate seal of the Company or otherwise, all such other documents and instruments and to perform or cause to be performed all such other acts and things as, in such person’s opinion, may be necessary or desirable to give full force and effect to the foregoing resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of any such other document or instrument or the doing of any such other act or thing.

A-1

APPENDIX “B”

PLAN OF ARRANGEMENT UNDER SECTION 182 OF THE BUSINESS CORPORATIONS ACT (ONTARIO)

See attached.

Plan of Arrangement

PLAN OF ARRANGEMENT UNDER SECTION 182 OF THE

BUSINESS CORPORATIONS ACT (ONTARIO)

ARTICLE 1

DEFINITIONS AND INTERPRETATION

1.1	Definitions

In this Plan of Arrangement, unless there is something in the subject matter or context inconsistent therewith, terms used herein that are not defined have the meanings specified in the Arrangement Agreement and the following terms shall have the following meanings (and grammatical variations of such terms shall have corresponding meanings):

(a)

“Arrangement” means the arrangement under Section 182 of the OBCA on the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments or variations made in accordance with the terms of the Arrangement Agreement or Section 5.1 of this Plan of Arrangement or made at the direction of the Court in the Final Order with the prior written consent of the Company and the Purchaser, each acting reasonably;

(b)

“Arrangement Agreement” means the arrangement agreement dated as of January 18, 2024 between the Purchaser and the Company (including the schedules thereto) as it may be amended, modified, supplemented or restated from time to time in accordance with its terms;

(c)	“Arrangement Resolution” means the special resolution of Company Shareholders approving the Arrangement to be considered at the Shareholder Meeting;

(d)

“Articles of Arrangement” means the articles of arrangement of the Company in respect of the Arrangement, required by Section 183(1) of the OBCA to be sent to the Director after the Final Order is made, which shall include this Plan of Arrangement and otherwise be in a form and content satisfactory to the Company and the Purchaser, each acting reasonably;

(e)	“BREIT Shareholder” means BCORE Preferred Holdco LLC, a limited liability company existing under the laws of the State of Delaware, or its successors or permitted assigns;

(f)	“BREIT Transfer Agreement” means the share transfer agreement dated as of the Effective Date between BREIT Shareholder and Intermediate;

(g)	“Business Day” means a day other than Saturday, Sunday or any day on which banks located in Toronto, Ontario or in New York, New York are authorized or obligated by Law to close;

(h)

“Certificate of Arrangement” means the certificate of arrangement to be issued by the Director pursuant to Section 183(2) of the OBCA in respect of the Articles of Arrangement giving effect to the Arrangement;

(i)

“Circular” means the notice of the Shareholder Meeting and accompanying management information circular, including all schedules, appendices and exhibits to, and information incorporated by reference in, such management information circular, to be sent to Company Shareholders in connection with the Shareholder Meeting, as amended, supplemented or otherwise modified from time to time in accordance with the terms of the Arrangement Agreement;

(j)

“Common Share Acquisition Price” means, in respect of each Common Share, (i) the Consideration, less (ii) the aggregate amount distributed in respect of such Common Share in connection with the Return of Capital Distribution;

(k)	“Common Shares” means the common shares in the capital of the Company;

(l)	“Company” means Tricon Residential Inc., a corporation incorporated under the OBCA;

(m)	“Company Shareholders” means the registered or beneficial holders of Common Shares, as the context requires;

(n)	“Company Subsidiary” means any Subsidiary of the Company;

(o)	“Consideration” means $11.25 in cash per Common Share, without interest;

(p)	“Court” means the Ontario Superior Court of Justice (Commercial List);

(q)	“Custodian” means the custodian appointed under the Restricted Share Plan to hold the Restricted Shares;

(r)	“Deferred Share Units” means the deferred share units of the Company issued pursuant to the DSU Plan;

(s)

“Depositary” means TSX Trust Company, or such other Person that the Company and the Purchaser, each acting reasonably, may agree to in writing to act as depositary for Common Shares in relation to the Arrangement;

(t)	“Director” means the Director appointed pursuant to Section 278 of the OBCA;

(u)	“Dissent Rights” has the meaning specified in Section 3.1;

(v)

“Dissenting Shareholder” means a registered Company Shareholder who has validly exercised its Dissent Rights in accordance with Section 3.1, and who has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights, but only in respect of the Common Shares in respect of which Dissent Rights are validly exercised by such registered Company Shareholder;

(w)	“DSU Plan” means the Third Amended and Restated Deferred Share Unit Plan of the Company, adopted as of December 7, 2021;

(x)	“Effective Date” means the date shown on the Certificate of Arrangement giving effect to the Arrangement;

(y)

“Effective Time” means 9:00 a.m. (Toronto time) on the Effective Date or such other time as agreed to by the Company and the Purchaser in writing before the filing of the Articles of Arrangement with the Director;

(z)

“Employee Incentive Plans” means, collectively, (i) the DSU Plan, (ii) the Stock Option Plan, (iii) the PSU Plan, (iv) the Restricted Share Plan, and (v) any other plan pursuant to which the Company or any Company Subsidiary may provide or has provided equity or equity-linked incentives to employees, officers, directors or consultants, other than the LTIP, any Management Co-Investment Plan and any documentation evidencing entitlements in respect of Historic Investment Vehicles (as each such term is defined in the LTIP);

(aa)

“Final Order” means the final order of the Court pursuant to Section 182 of the OBCA approving the Arrangement, in form and substance acceptable to each of the Purchaser and the Company, acting reasonably, as such order may be amended, modified, supplemented or varied by the Court at any time prior to the Effective Date (provided that such amendment, modification, supplement or variance is acceptable to both the Company and the Purchaser, such acceptance not to be unreasonably withheld, conditioned or delayed) or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended on appeal (provided that such amendment is acceptable to both the Company and the Purchaser, such acceptance not to be unreasonably withheld, conditioned or delayed);

(bb)

“Governmental Entity” means (i) any international, multinational, national, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission (including any Securities Authority), board, bureau, ministry, minister, agency or instrumentality, domestic or foreign, (ii) any subdivision, agent or authority of any of the above, (iii) any quasi-governmental body, professional body or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing, or (iv) any stock exchange;

(cc)

“Implementation Documents” means the legal documentation required to effect the steps relating to the Return of Capital Transactions and the Rollover Transactions, as specified in the Pre-Closing Notice;

(dd)	“Incentive Securities” means, collectively, the Deferred Share Units, Stock Options, Restricted Shares and Performance Share Units;

(ee)

“Interim Order” means the interim order of the Court made in connection with the Arrangement, in form and substance acceptable to each of the Purchaser and the Company, acting reasonably, and providing for, among other things, the calling and holding of the Shareholder Meeting, as the same may be amended, modified, supplemented or varied by the Court (provided that such amendment, modification, supplement or variance is acceptable to both the Company and the Purchaser, such acceptance not to be unreasonably withheld, conditioned or delayed);

(ff)

“Intermediate” means Creedence Intermediate Holdings Inc., a corporation formed under the laws of the Province of British Columbia, or its permitted assignee under the Arrangement Agreement and their respective successors;

(gg)

“Intermediate Note” means a promissory note issued by Intermediate to BREIT Shareholder on the Effective Date in a principal amount specified in the Pre-Closing Notice, in accordance with the BREIT Transfer Agreement;

(hh)	“Intermediate Rollover Consideration” has the meaning ascribed thereto in Section 2.3(j);

(ii)

“Law” means any applicable federal, provincial, state, local or foreign law (including common law), statute, code, directive, ordinance, rule, regulation, order, judgment, writ, stipulation, award, injunction or decree;

(jj)

“Letter of Transmittal” means a letter of transmittal, on terms and conditions not inconsistent with the Arrangement Agreement and this Plan of Arrangement, to be delivered by the Company to Company Shareholders for use in connection with the Arrangement;

(kk)

“Lien” means any lien, mortgage, pledge, security instrument, title charges which are liens, claims against title, conditional or installment sale agreement, restriction on transfer, purchase option, right of first refusal or first offer, easement, security interest, charge, hypothec, encumbrance, deed of trust, right-of-way, encroachment or other encumbrance of any nature, whether voluntarily incurred or arising by operation of Law;

(ll)	“LTIP” means the Fifth Amended and Restated Long-Term Incentive Plan of the Company, effective as of January 1, 2024;

(mm)	“OBCA” means the Business Corporations Act (Ontario);

(nn)	“Performance Share Unit Plan” means the Second Amended and Restated Performance Share Unit Plan of the Company, adopted as of December 7, 2021;

(oo)	“Performance Share Units” means the performance share units of the Company issued pursuant to the PSU Plan;

(pp)

“Person” includes an individual, general partnership, limited partnership, corporation, company, limited liability company, body corporate, joint venture, unincorporated organization, other form of business organization, trust, estate, trustee, executor, administrator or other legal representative, government (including any Governmental Entity) or any other entity, whether or not having legal status;

(qq)

“Plan of Arrangement” means this plan of arrangement, subject to any amendments or variations to such plan made in accordance with the Arrangement Agreement or Section 5.1 or made at the direction of the Court in the Final Order with the prior written consent of the Company and the Purchaser, each acting reasonably;

(rr)

“Pre-Closing Notice” means a notice to be delivered by the Purchaser to the Company three Business Days prior to the Effective Date (or such shorter period that the Purchaser and the Company may agree, acting reasonably) specifying certain amounts and other actions and details as contemplated herein;

(ss)

“Preferred Share Redemption Amount” means the aggregate redemption amount of the Tricon Canco Special Preferred Shares issued to the Company pursuant to Section 2.3(f)(ii), as set out in the Pre-Closing Notice;

(tt)

“Purchaser” means Creedence Acquisition ULC, an unlimited liability company formed under the laws of the Province of British Columbia, or its permitted assignee under the Arrangement Agreement and their respective successors;

(uu)	“Purchaser Contribution Agreement” means the contribution agreement dated as of the Effective Date between the Purchaser and Intermediate;

(vv)

“Purchaser Note” means a promissory note issued by the Purchaser to Intermediate on the Effective Date in a principal amount equal to the principal amount of the Intermediate Note, in accordance with the Purchaser Contribution Agreement;

(ww)	“Purchaser Rollover Consideration” has the meaning ascribed thereto in Section 2.3(k);

(xx)	“Restricted Share Plan” means the Second Amended and Restated Restricted Share Plan of the Company, adopted as of December 7, 2021;

(yy)	“Restricted Shares” means Common Shares subject to the Restricted Share Plan, including in particular the transfer restrictions provided for under the Restricted Share Plan;

(zz)	“Return of Capital Amount” means an amount equal to the Preferred Share Redemption Amount paid to the Company in accordance with Section 2.3(f)(iii);

(aaa)

“Return of Capital Distribution” means, if applicable, the distribution to Company Shareholders of record as of the Effective Time in an amount per Common Share equal to the Return of Capital Amount divided by the number of issued and outstanding Common Shares (including Restricted Shares and Common Shares held by Dissenting Shareholders) as of the Effective Time, rounded down to the nearest whole cent, paid in accordance with Section 2.3(f)(iv);

(bbb)	“Return of Capital Transactions” means the steps in Section 2.3(f), as specified in the Pre-Closing Notice;

(ccc)	“Rights” has the meaning specified in the Shareholder Rights Plan;

(ddd)	“Rollover Consideration” means, collectively, the Intermediate Rollover Consideration and the Purchaser Rollover Consideration;

(eee)	“Rollover Transactions” means the steps in Sections 2.3(j) and 2.3(k), as specified in the Pre-Closing Notice;

(fff)

“Shareholder Meeting” means the special meeting of Company Shareholders, including any adjournment or postponement thereof in accordance with the terms of the Arrangement Agreement, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution;

(ggg)	“Shareholder Rights Plan” means the third amended and restated shareholder rights plan agreement dated May 10, 2022 between the Company and TSX Trust Company;

(hhh)	“Stock Option Plan” means the Fourth Amended and Restated Stock Option Plan of the Company, adopted as of December 7, 2021;

(iii)	“Stock Options” means options to purchase Common Shares granted pursuant to the Stock Option Plan;

(jjj)	“Structuring Steps” means the transactions specified in Schedule D of the Arrangement Agreement;

(kkk)	“Subsidiary” has the meaning ascribed thereto in the Arrangement Agreement;

(lll)	“Tricon Canco” means Tricon US Rental Canco Inc., a corporation incorporated under the OBCA that is Company Subsidiary;

(mmm)	“Tricon Canco Common Shares” means the common shares in the capital of Tricon Canco;

(nnn)	“Tricon Canco Multiple Voting Shares” means the multiple voting common shares in the capital of Tricon Canco having the terms and conditions specified in Appendix A;

(ooo)	“Tricon Canco Preferred Shares” means the preferred shares in the capital of Tricon Canco; and

(ppp)	“Tricon Canco Special Preferred Shares” means the special preferred shares in the capital of Tricon Canco having the terms and conditions specified in Appendix A.

1.2	Number and Gender

In this Plan of Arrangement, unless the context otherwise requires, words importing the singular number include the plural and vice versa, and words importing any gender include all genders.

1.3	Interpretation Not Affected by Headings, etc.

The division of this Plan of Arrangement into Articles, Sections and Subsections and the insertion of headings are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Plan of Arrangement. Unless the contrary intention appears, references in this Plan of Arrangement to an Article, Section or Subsection by number or letter or both refer to the Article, Section or Subsection, respectively, bearing that designation in this Plan of Arrangement.

1.4	Date For Any Action

In the event that any date on or by which any action is required or permitted to be taken hereunder is not a Business Day, such action shall be required to be taken on or by the next succeeding day which is a Business Day.

1.5	Time

All times expressed herein or in any Letters of Transmittal are local time in Toronto, Ontario, unless otherwise stipulated herein or therein.

1.6	Currency

Unless otherwise stated, all references in this Plan of Arrangement to sums of money are expressed in lawful money of the United States and “$” refers to United States dollars.

1.7	Statutory References

Unless otherwise expressly provided herein, any reference in this Plan of Arrangement to a statute includes all regulations made thereunder, all amendments to such statute or regulations in force from time to time, and any statute or regulation that supplements or supersedes such statute or regulations.

ARTICLE 2

THE ARRANGEMENT

2.1	Arrangement Agreement

This Plan of Arrangement is made pursuant to and subject to the provisions of, and forms part of, the Arrangement Agreement.

2.2	Binding Effect

This Plan of Arrangement and the Arrangement, upon the filing of the Articles of Arrangement and the issuance of the Certificate of Arrangement, will become effective and be binding upon: (i) the Company and the Company Subsidiaries; (ii) the Purchaser and its shareholder, Intermediate; (iii) all registered and beneficial Company Shareholders (including Dissenting Shareholders); (iv) all holders of Incentive Securities; (v) the registrar and transfer agent of the Company; (vi) the Depositary; (vii) the Custodian (as regards the Restricted Shares); (viii) TSX Trust Company (as regards the Shareholder Rights Plan) and (ix) all other Persons at and after the Effective Time without any further act or formality required on the part of the Court or any Person. No portion of this Plan of Arrangement will take effect with respect to any Person until the Effective Time, and without affecting the timing set out in Section 2.3, each transaction set out in Section 2.3 shall be mutually conditional such that, except as specified in the Pre-Closing Notice, no transaction set out in Section 2.3 may occur without all transactions set out therein occurring.

2.3	Arrangement

Commencing at the Effective Time, pursuant to and in accordance with the Implementation Documents where applicable, each of the following events shall occur and shall be deemed to occur sequentially in the order set out below, except where expressly stated otherwise below, without any further authorization, act or formality, in each case, except where expressly stated otherwise below, effective as at two minute intervals starting at the Effective Time, provided that all documentation to implement the following events will be in form and substance approved by the Purchaser:

(a)

Each of the directors on the board of the directors of the Company shall cease (and shall be deemed to have ceased) to be a director of the Company and the individuals specified by the Purchaser in the Pre-Closing Notice shall be appointed as directors of the Company effective as of the Effective Time.

(b)

All Rights issued pursuant to the Shareholder Rights Plan shall be cancelled without any payment in respect thereof, the Shareholder Rights Plan shall terminate with the result that it will no longer have any force or effect, and thereafter no Person will have any further liability or obligation to the former holders of Rights under such Shareholder Rights Plan and the former holders of Rights will permanently cease to have any Rights under such Shareholder Rights Plan.

(c)

Each Performance Share Unit credited to a holder’s PSU Account and reflected in such holder’s Adjusted PSU Number (as such terms are defined in the PSU Plan), whether vested or unvested, that is outstanding immediately prior to the Effective Time shall, notwithstanding the terms of the PSU Plan or any applicable grant agreement in relation thereto, automatically and without any further action by or on behalf of the holder thereof, be cancelled and terminated in exchange for a cash payment from the Company equal to the Consideration, less any amounts withheld and remitted in accordance with Section 4.5. As of the effective time of such cancellation and termination: (A) the holder thereof shall cease to be the holder of such Performance Share Unit, (B) the holder thereof shall cease to have any rights as a holder in respect of such Performance Share Unit, or under the PSU Plan, other than the right to receive the consideration to which such holder is entitled pursuant to this Section 2.3(c), (C) such holder’s name shall be removed from the applicable register, and (D) all agreements, grants and similar instruments relating thereto shall be cancelled. For the avoidance of doubt: (x) no additional Performance Share Units shall be credited to a holder’s PSU Account in connection with the Return of Capital Distribution; and (y) each Performance Share Unit that is not credited to a holder’s PSU Account and reflected in such holder’s Adjusted PSU Number shall terminate without consideration immediately prior to the Effective Time.

(d)

Each Deferred Share Unit, whether vested or unvested, that is outstanding immediately prior to the Effective Time, notwithstanding the terms of the DSU Plan or any applicable grant agreement in relation thereto, shall, automatically and without any further action by or on behalf of the holder thereof, be cancelled and terminated in exchange for a cash payment by the Company equal to the Consideration, less any amounts withheld and remitted in accordance with Section 4.5. As of the effective time of such cancellation and termination: (A) the holder thereof shall cease to be the holder of such Deferred Share Unit, (B) the holder thereof shall cease to have any rights as a holder in respect of such Deferred Share Unit or under the DSU Plan, as applicable, other than the right to receive the consideration to which such holder is entitled pursuant to this Section 2.3(d), (C) such holder’s name shall be removed from the applicable register, and (D) all agreements, grants and similar instruments relating thereto shall be cancelled. For the avoidance of doubt, no additional Deferred Share Units shall be credited to a holder’s account in connection with the Return of Capital Distribution.

(e)

Each Restricted Share, whether vested or unvested, that is outstanding immediately prior to the Effective Time, notwithstanding the terms of the Restricted Share Plan or any applicable grant agreement in relation thereto, shall, automatically and without any further action by or on behalf of the holder thereof, become immediately vested, and:

(i)	the Custodian shall be deemed to cease to be the holder of the Restricted Share,

(ii)	the holder shall be deemed to be the holder of a Common Share and shall be entered in the register of the Common Shares maintained by or on behalf of the Company.

(f)	If the Purchaser elects to proceed with the Return of Capital Transactions as specified in the Pre-Closing Notice:

(i)

the articles of Tricon Canco shall be amended, and deemed to be amended, to the extent necessary to facilitate the Arrangement and the implementation of the steps and transactions described herein, including the creation of an unlimited number of Tricon Canco Special Preferred Shares and Tricon Canco Multiple Voting Shares;

(ii)

immediately after the transactions in Section 2.3(f)(i), each then-issued and outstanding Tricon Canco Common Share held by the Company will be deemed to be exchanged (without any action on the part of the holder of such Tricon Canco Common Share) for one Tricon Canco Multiple Voting Share and one Tricon Canco Special Preferred Share and the Tricon Canco Common Shares so exchanged shall thereupon be cancelled, and:

(A)	an amount will be added to the stated capital account of the Tricon Canco Special Preferred Shares equal to the Preferred Share Redemption Amount;

(B)

an amount will be added to the stated capital account of the Tricon Canco Multiple Voting Shares equal to the amount by which the stated capital of the Tricon Canco Common Shares exchanged in accordance with Section 2.3(f)(ii) exceeds the Preferred Share Redemption Amount;

(iii)

immediately following the exchange contemplated by Section 2.3(f)(ii), the Tricon Canco Special Preferred Shares held by the Company shall be redeemed by Tricon Canco in consideration of the payment in cash by Tricon Canco to the Company of the Preferred Share Redemption Amount, which amount shall be deemed to have been paid to the Company if received by the Depositary in accordance with Section 4.2(a);

(iv)

immediately following the redemption of the Tricon Canco Special Preferred Shares pursuant to Section 2.3(f)(iii), the stated capital maintained for the Common Shares shall be reduced by an amount equal to the Preferred Share Redemption Amount received by the Company in accordance with Section 2.3(f)(iii), and the Company shall make the Return of Capital Distribution to the Company Shareholders (including Dissenting Shareholders) by way of a distribution equal to the amount of such reduction of stated capital and not as a dividend, and to be paid in cash using the proceeds of the Preferred Share Redemption Amount received by the Company in accordance with Section 2.3(f)(iii), such that each Company Shareholder (including a Dissenting Shareholder) will receive a pro rata portion of the Return of Capital Amount, less any amounts withheld and remitted in accordance with Section 4.5.

(g)

Each Stock Option, whether vested or unvested, that is outstanding immediately prior to the Effective Time, notwithstanding the terms of the Stock Option Plan or any applicable grant agreement in relation thereto, shall, automatically and without any further action by or on behalf of the holder thereof, be deemed to be surrendered by the holder thereof in exchange for a cash payment from the Company equal to the amount (if any) by which the Consideration exceeds the exercise price per Common Share of such Stock Option (provided that, in the case of a Stock Option with an exercise price denominated in Canadian dollars, such exercise price shall be converted into United States dollars using the Bank of Canada daily exchange rate in effect on the Business Day immediately preceding the Effective Date), multiplied by the number of Common Shares subject to such Stock Option, less any amounts withheld and remitted in accordance with Section 4.5, and each such Stock Option shall immediately be cancelled and terminated and, where such amount is zero or negative, for each such Stock Option, whether vested or unvested, such Stock Option shall be cancelled and terminated without any consideration and, with respect to each Stock Option that is cancelled and terminated pursuant to this Section 2.3(g) as of the effective time of such cancellation and termination: (A) the holder thereof shall cease to be the holder of such Stock Option, (B) the holder thereof shall cease to have any rights as a holder in respect of such Stock Option, other than the right to receive the consideration to which such holder is entitled pursuant to this Section 2.3(g), (C) such holder’s name shall be removed from the applicable register, and (D) all agreements, grants and similar instruments relating thereto shall be cancelled and terminated.

(h)

Each of the Common Shares (including, to the extent applicable, each Common Share described in Section 2.3(e)(ii) above) held by Dissenting Shareholders in respect of which Dissent Rights have been validly exercised shall be deemed to be transferred by the holder thereof, without any further act or formality on its part, free and clear of any Liens, to the Purchaser in consideration for a debt claim against the Purchaser for the amount determined in accordance with Section 3.1, and:

(i)

such Dissenting Shareholders shall cease to be the holders of such Common Shares and to have any rights as holders of such Common Shares other than (A) their respective entitlements to the Return of Capital Distribution, if any, in accordance with Section 2.3(f)(iv), and (B) the right to be paid fair value for such Common Shares (less the amount of their entitlement to the Return of Capital Distribution) as set out in Section 3.1;

(ii)	such Dissenting Shareholders shall be deemed to have executed and delivered all consents, releases, assignments and waivers, statutory or otherwise, required to transfer and assign such Common Shares;

(iii)	such Dissenting Shareholders’ names shall be removed as the holders of such Common Shares from the registers of Common Shares maintained by or on behalf of the Company; and

(iv)

the Purchaser shall be deemed to be the transferee of such Common Shares free and clear of all Liens, and shall be entered into the registers of Common Shares maintained by or on behalf of the Company.

(i)

Concurrently with the transactions in Section 2.3(h), each outstanding Common Share other than (A) the Common Shares that are held by Dissenting Shareholders who are ultimately entitled to be paid the fair value for such Common Shares, and (B) all of the Common Shares held by BREIT Shareholder, shall, without any further action by or on behalf of a holder of Common Shares, be deemed to be transferred and assigned by the holder thereof to the Purchaser (free and clear of any Liens) in exchange for a cash payment equal to the Common Share Acquisition Price, less any amounts withheld and remitted in accordance with Section 4.5, and:

(i)

the holders of such Common Shares shall cease to be the holders thereof and to have any rights as holders of such Common Shares other than the right to receive from the Depositary the Consideration per Common Share in accordance with this Plan of Arrangement;

(ii)	such holders’ names shall be removed from the register of the Common Shares maintained by or on behalf of the Company; and

(iii)

the Purchaser shall be deemed to be the transferee of such Common Shares (free and clear of all Liens) and shall be entered in the register of the Common Shares maintained by or on behalf of the Company.

(j)

Concurrently with the transactions in Section 2.3(i), each Common Share held by BREIT Shareholder shall be transferred by BREIT Shareholder to Intermediate in exchange for the number of common shares of Intermediate specified in the Pre-Closing Notice and the issuance of the Intermediate Note by Intermediate having a principal amount set out in the Pre-Closing Notice (the “Intermediate Rollover Consideration”), on such terms and conditions as are set out in the BREIT Transfer Agreement and an amount equal to the aggregate of the Common Share Acquisition Price per Common Share so transferred to Intermediate minus the principal amount of the Intermediate Note shall be added to the stated capital of the common shares of Intermediate so issued, and:

(i)

BREIT Shareholder shall cease to be the holder of such Common Shares and to have any rights as holders of such Common Shares other than (A) the right to receive from the Depositary the aggregate amount distributed in respect of such Common Shares in connection with the Return of Capital Distribution and (B) the right to receive from Intermediate the Intermediate Rollover Consideration, all in accordance with this Plan of Arrangement;

(ii)	BREIT Shareholder’s name shall be removed from the register of the Common Shares maintained by or on behalf of the Company; and

(iii)

Intermediate shall be deemed to be the transferee of such Common Shares (free and clear of all Liens) and shall be entered in the register of the Common Shares maintained by or on behalf of the Company.

(k)

Immediately following the transactions in Section 2.3(j), each Common Share held by Intermediate shall be transferred by Intermediate to the Purchaser in exchange for the Purchaser Note and the number of common shares of the Purchaser specified in the Pre-Closing Notice (the “Purchaser Rollover Consideration”), on such terms and conditions as are set out in the Purchaser Contribution Agreement and an amount equal to the fair market value of the Common Shares transferred to the Purchaser minus the principal amount of the Purchaser Note shall be added to the stated capital of the common shares of the Purchaser issued pursuant to this Section 2.3(j), and:

(i)

Intermediate shall cease to be the holder of such Common Shares and to have any rights as holders of such Common Shares other than the right to receive the Purchaser Rollover Consideration in accordance with this Plan of Arrangement;

(ii)	Intermediate’s name shall be removed from the register of the Common Shares maintained by or on behalf of the Company; and

(iii)

the Purchaser shall be deemed to be the transferee of such Common Shares (free and clear of all Liens) and shall be entered in the register of the Common Shares maintained by or on behalf of the Company.

(l)	The Employee Incentive Plans and all grant agreements thereunder shall be terminated and be of no further force and effect.

2.4	Adjustment to Consideration

If, on or after the date of the Arrangement Agreement, the Company sets a record date for any dividend or other distribution on the Common Shares (other than the Return of Capital Distribution) that is at or prior to the Effective Time or the Company pays or declares any dividend or other distribution on the Common Shares (other than the Return of Capital Distribution) at or prior to the Effective Time (including an amount that is paid after the Effective Time to the Company Shareholders of record at or prior to the Effective Time), then, and without limitation to any other rights of the Purchaser under the Arrangement Agreement or this Plan of Arrangement: (i) to the extent that the amount of such dividends or distributions per Common Share does not exceed the Consideration per Common Share, the Consideration per Common Share shall be reduced by the amount of such dividends or distributions; and (ii) to the extent that the amount of such dividends or distributions per Common Share exceeds the Consideration per Common Share, such excess amount shall be placed in escrow for the account of the Purchaser or another Person designated by the Purchaser. In the event that, subsequent to the date of the Arrangement Agreement but prior to the Effective Time, the Common Shares issued and outstanding shall, through a reorganization, recapitalization, reclassification, share distribution, share split, reverse share split or other similar change in the capitalization of the Company, increase or decrease in number or be changed into or exchanged for a different kind or number of securities, then an appropriate and proportionate adjustment shall be made to the Consideration, to provide the Company Shareholders the same economic effect as contemplated by the Arrangement Agreement prior to such event; provided, however, that nothing set forth in this Section 2.4 shall be construed to supersede or in any way limit the prohibitions set forth in Section 4.1 of the Arrangement Agreement. For greater certainty, any adjustments to the Consideration shall be treated as an adjustment to the Consideration for applicable income tax purposes.

ARTICLE 3

RIGHTS OF DISSENT

3.1	Rights of Dissent

Registered Company Shareholders may exercise dissent rights with respect to the Common Shares held by such holders (“Dissent Rights”) in connection with the Arrangement pursuant to and in the manner set forth in Section 185 of the OBCA as modified by the Interim Order, the Final Order and this Section 3.1 provided that, notwithstanding subsection 185(6) of the OBCA, the written objection to the Arrangement Resolution referred to in subsection 185(6) of the OBCA must be received by the Company not later than 5:00 p.m. (Toronto time) two Business Days immediately preceding the date of the Shareholder Meeting (as it may be adjourned or postponed from time to time). Dissenting Shareholders who duly exercise their Dissent Rights shall be deemed to have transferred the Common Shares held by them and in respect of which Dissent Rights have been validly exercised to the Purchaser free and clear of all Liens, as provided in Section 2.3(h), and if they:

(a)

are ultimately entitled to be paid fair value for such Common Shares, shall be deemed not to have participated in the transactions in Article 2 (other than Sections 2.3(f)(iv) and 2.3(h)) in respect of such Common Shares, will be entitled to be paid the fair value of such Common Shares by the Purchaser, which fair value, notwithstanding anything to the contrary contained in Part 14 of the OBCA, (x) shall be reduced by any amounts they are entitled to receive pursuant to the Return of Capital Distribution, and (y) shall be determined as of the close of business on the day before the Arrangement Resolution was adopted, and will not be entitled to any other payment or consideration, including any payment that would be payable under the Arrangement (other than pursuant to the Return of Capital Distribution) had such Company Shareholders not exercised their Dissent Rights in respect of such Common Shares; or

(b)

are ultimately not entitled, for any reason, to be paid fair value for such Common Shares, shall be deemed to have participated in the Arrangement in respect of those Common Shares, as of the Effective Time, on the same basis as a Company Shareholder (other than BREIT Shareholder) who has not exercised Dissent Rights.

For greater certainty, each Dissenting Shareholder shall be, and shall be deemed to be, a holder of Common Shares at the time of payment of the Return of Capital Distribution.

3.2	Recognition of Dissenting Holders

(a)  In no circumstances shall the Company, the Purchaser, (or any of their respective successors) or any other Person be required to recognize a Person exercising Dissent Rights, unless such Person is the registered holder of those Common Shares in respect of which such rights are sought to be exercised.

(b)  For greater certainty, in no case shall the Company, the Purchaser, (or any of their respective successors) or any other Person be required to recognize Dissenting Shareholders as holders of Common Shares (in respect of which Dissent Rights have been validly exercised) after the completion of the transfer under Section 2.3(h), and the names of such Dissenting Shareholders shall be removed from the registers of holders of the Common Shares (in respect of which Dissent Rights have been validly exercised) at the same time as the event described in Section 2.3(h) occurs.

(c)  In addition to any other restrictions under Section 185 of the OBCA and the Interim Order, none of the following shall be entitled to exercise Dissent Rights: (i) holders of Incentive Securities (other than Restricted Shares); (ii) Company Shareholders who vote or have instructed a proxyholder to vote such Common Shares in favour of the Arrangement Resolution (but only in respect of such Common Shares); and (iii) the Purchaser or its affiliates.

ARTICLE 4

PAYMENT OF CONSIDERATION

4.1	Letter of Transmittal

At the time of mailing the Circular or as soon as practicable thereafter, the Company shall forward to each Company Shareholder at the address of such person as it appears on the register maintained by or on behalf of the Company in respect of the Company Shareholders, a Letter of Transmittal.

4.2	Exchange of Certificates for Cash

(a)  Prior to the filing of the Articles of Arrangement, the Purchaser and, if the Return of Capital Transactions are to be completed, Tricon Canco, shall deliver in escrow to the Depositary by way of wire transfer, certified cheque or bank draft, an amount equal to the aggregate amount of Consideration that the Company Shareholders are entitled to receive in respect of their Common Shares under this Plan of Arrangement, provided that Tricon Canco shall only be responsible to deliver an amount equal to the Return of Capital Amount.

(b)  Upon surrender to the Depositary for cancellation of a certificate which immediately prior to the Effective Time represented outstanding Common Shares that were transferred pursuant to Sections 2.3(i), 2.3(j) or 2.3(k), together with a duly completed and executed Letter of Transmittal and such additional documents and instruments as the Depositary may reasonably require, the Company Shareholders represented by such surrendered certificate shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such Company Shareholder, as soon as practicable after the Effective Time, the cash which such Company Shareholder has the right to receive under the Arrangement in respect of such Common Shares, less any amounts withheld and remitted pursuant to Section 4.5, and in the case of (i) Section 2.3(j), Intermediate shall also deliver the Intermediate Rollover Consideration which BREIT Shareholder has the right to receive under this Plan of Arrangement and the BREIT Transfer Agreement, and any certificates so surrendered shall forthwith be cancelled, and (ii) Section 2.3(k), the Purchaser shall also deliver the Purchaser Rollover Consideration which Intermediate has the right to receive under this Plan of Arrangement and the Purchaser Contribution Agreement, and any certificates so surrendered shall forthwith be cancelled. The cash deposited with the Depositary shall be held in an interest-bearing account, and any interest earned on such funds shall be for the account of the Purchaser.

(c)  On or as soon as practicable after the Effective Date, the Company shall deliver, to each holder of Stock Options, the Deferred Share Units and the Performance Share Units as reflected on the register maintained by or on behalf of the Company in respect of Stock Options, the Deferred Share Units and the Performance Share Units outstanding immediately prior to the Effective Time, a cheque or cash payment (or process the payment through the Company’s payroll systems or such other means as the Company may elect or as otherwise directed by the Purchaser including with respect to the timing and manner or such delivery), if any, which such holder of Stock Options, the Deferred Share Units and the Performance Share Units has the right to receive under this Plan of Arrangement for such Stock Options, the Deferred Share Units and the Performance Share Units, less any amount withheld and remitted pursuant to Section 4.5. Notwithstanding that amounts under this Plan of Arrangement are calculated in United States dollars, the Company is entitled to make the payments contemplated in 4.2(c) in the applicable currency in respect of which the Company customarily makes payment to such holder using the Bank of Canada daily exchange rate in effect on the Business Day immediately preceding the Effective Date.

(d)  Until surrendered as contemplated by this Section 4.2, each certificate which immediately prior to the Effective Time represented any Common Shares shall be deemed after the Effective Time to represent only the right to receive upon such surrender the amounts (including, to the extent applicable, the Rollover Consideration) that the holder of such certificate is entitled to receive in accordance with Section 2.3 or Section 3.1, as applicable, less any amounts withheld and remitted pursuant to Section 4.5. Any such certificate formerly representing Common Shares not duly surrendered on or before the third anniversary of the Effective Date shall cease to represent a claim by or interest of any former Company Shareholder of any kind or nature against or in the Company or the Purchaser. On such anniversary date, all certificates representing Common Shares shall be deemed to have been surrendered to the Purchaser and all Consideration to which such former Shareholder was entitled, together with any entitlements to dividends, distributions and interest thereon, shall be deemed to have been surrendered to the Purchaser or any successor thereof for no consideration, and shall be paid over by the Depositary to the Purchaser or as directed by the Purchaser.

(e)  Any payment made by way of cheque by the Depositary (or, if applicable, the Company) pursuant to this Plan of Arrangement that has not been deposited or has been returned to the Depositary (or, if applicable, the Company) on or before the third anniversary of the Effective Date, or that otherwise remains unclaimed on the third anniversary of the Effective Date, as applicable, and any right or claim to payment hereunder that remains outstanding on the third anniversary of the Effective Date, shall cease to represent a right or claim of any kind or nature and the right of the former holder of Common Shares or Incentive Securities to receive the applicable consideration for such Common Shares or Incentive Securities pursuant to this Plan of Arrangement shall terminate and be deemed to be surrendered and forfeited to the Purchaser or the Company, as applicable, or any successor thereof for no consideration.

(f)  No holder of Common Shares or Incentive Securities shall be entitled to receive any consideration with respect to such Common Shares or such Incentive Securities other than any cash payment or other consideration to which such holder is entitled to receive in accordance with Section 2.3 and this Section 4.2 and, for greater certainty, no such holder will be entitled to receive any interest, dividends, premium or other payment or distribution in connection therewith.

4.3	Lost Certificates

In the event any certificate which immediately prior to the Effective Time represented one or more outstanding Common Shares that were transferred pursuant to Section 2.3 shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Company Shareholder claiming such certificate to be lost, stolen or destroyed, the Depositary will issue in exchange for such lost, stolen or destroyed certificate, the Consideration deliverable in accordance with Section 2.3 and such Company Shareholder’s Letter of Transmittal. When authorizing such payment in exchange for any lost, stolen or destroyed certificate, the Company Shareholder to whom the such Consideration is to be issued shall, as a condition precedent to the issuance thereof, give a bond satisfactory to the Purchaser (and its transfer agents) and the Depositary (acting reasonably) in such sum as the Purchaser may direct or otherwise indemnify the Purchaser and the Company in a manner satisfactory to the Purchaser and the Company, acting reasonably, against any claim that may be made against the Purchaser or the Company with respect to the certificate alleged to have been lost, stolen or destroyed.

4.4	Rounding of Cash

In any case where the aggregate cash consideration payable to a particular Person under the Arrangement would, but for this provision, include a fraction of a cent, the consideration payable shall be rounded down to the nearest whole cent.

4.5	Withholding Rights

The Purchaser, the Company, the Depositary, each of their affiliates, and any other Person making a payment hereunder, as applicable, shall be entitled to deduct and withhold from any amounts payable or otherwise deliverable to any Person under this Plan of Arrangement (including, without limitation, any amounts payable pursuant to Section 3.1) and from all dividends, distributions or other amounts otherwise payable to any Person such amounts as the Purchaser, the Company, the Depositary, their relevant affiliates, or such other Person, as applicable, are required, permitted, or reasonably believe to be required to deduct and withhold from such amounts under any provision of any Laws in respect of Taxes (in accordance with, to the extent applicable, Section 4.16 of the Arrangement Agreement in the case of Stock Options). Any such amounts so deducted or withheld from the amounts otherwise payable pursuant to this Plan of Arrangement shall be remitted to the appropriate Governmental Entity and shall be treated for all purposes under this Agreement as having been paid to the Person in respect of which such deduction and withholding was made; provided that such deducted or withheld amounts are actually remitted to the appropriate Governmental Entity.

4.6	No Liens

Any exchange or transfer of securities pursuant to this Plan of Arrangement shall be free and clear of any Liens or other claims of third parties of any kind.

4.7	Paramountcy

From and after the Effective Time: (i) this Plan of Arrangement shall take precedence and priority over any and all Common Shares and Incentive Securities issued or outstanding prior to the Effective Time; (ii) the rights and obligations of the Company Shareholders, the holders of Incentive Securities, and of the Company, the Purchaser, the Custodian, the Depositary and any transfer agent or other depositary therefor in relation thereto, shall be solely as provided for in this Plan of Arrangement and the Arrangement Agreement; and (iii) all actions, causes of action, claims or proceedings (actual or contingent and whether or not previously asserted) based on or in any way relating to any Common Shares, Incentive Securities or any right to acquire any Common Shares or securities convertible into Common Shares, shall be deemed to have been settled, compromised, released and determined without liability whatsoever except as set forth in this Plan of Arrangement.

ARTICLE 5

AMENDMENT

5.1	Amendment

(a)  The Purchaser and the Company may amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that any such amendment, modification or supplement must be: (i) agreed to in writing by each of the Company and the Purchaser, each acting reasonably, (ii) filed with the Court and, if made following the Shareholder Meeting, approved by the Court, and (iii) communicated to Company Shareholders if and as required by the Court.

(b)  Any amendment, modification and/or supplement to this Plan of Arrangement, if agreed to in writing by each of the Company and the Purchaser, each acting reasonably, may be proposed by the Company and the Purchaser at any time prior to or at the Shareholder Meeting, with or without any other prior notice or communication, and if so proposed and accepted by the Persons voting at the Shareholder Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

(c)  Any amendment, modification and/or supplement to this Plan of Arrangement that is approved or directed by the Court following the Shareholder Meeting will be effective only if it is agreed to in writing by each of the Company and the Purchaser, each acting reasonably, and if required by the Court, it is consented to by some or all of the Company Shareholders in the manner directed by the Court.

(d)  Any amendment, modification and/or supplement to this Plan of Arrangement may be made following the Effective Date unilaterally by the Purchaser provided that it concerns a matter which, in the reasonable opinion of the Purchaser, is of an administrative or ministerial nature or required to better give effect to the implementation of this Plan of Arrangement and is not materially adverse to the financial or economic interests of any of the former Company Shareholders or former holders of Incentive Securities.

(e)   Notwithstanding anything in this Plan of Arrangement or the Arrangement Agreement, the Company and the Purchaser shall be entitled at any time prior to or following the Shareholder Meeting (but prior to the Effective Time) to modify this Plan of Arrangement in connection with any Structuring Steps effected in accordance with the terms of the Arrangement Agreement without any prior notice or communication or approval of the Court or the Company Shareholders, provided such modifications are agreed to in writing by each of the Company and the Purchaser, each acting reasonably, and are not materially adverse to the financial or economic interests of any Company Shareholders.

(f)  This Plan of Arrangement may be withdrawn prior to the occurrence of the Effective Time in accordance with the terms of the Arrangement Agreement.

ARTICLE 6

FURTHER ASSURANCES

6.1	Further Assurances

Notwithstanding that the transactions and events set out in this Plan of Arrangement shall occur and shall be deemed to occur in the order set out in this Plan of Arrangement without any further authorization, act or formality, each of the Company and the Purchaser shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order to further document or evidence any of the transactions or events set out in this Plan of Arrangement.

APPENDIX A

SHARE TERMS – TRICON US RENTAL CANCO INC.

SPECIAL RIGHTS AND RESTRICTIONS

Reference is made to the plan of arrangement (the “Plan of Arrangement”) effective ∎, 2024 in respect of Tricon Residential Inc. (the “Company”) and which is binding on Tricon US Rental Canco Inc. (“Tricon Canco”). Capitalized words used but not defined herein shall have the meanings ascribed thereto in the Plan of Arrangement.

Special Rights and Restrictions Attached to the Tricon Canco Multiple Voting Shares

Voting

The holders of the Tricon Canco Multiple Voting Shares shall be entitled to receive notice of and to attend any meeting of the shareholders of Tricon Canco and shall be entitled to two votes in respect of each Tricon Canco Multiple Voting Share held at such meeting, except a meeting of holders of a particular class or series of shares, other than the Tricon Canco Multiple Voting Shares, who are entitled to vote separately as a class or series at such meeting.

Dividends

Subject to the rights of the holders of the Tricon Canco Special Preferred Shares, the Tricon Canco Preferred Shares and any other class of shares of Tricon Canco entitled to receive dividends in priority to or rateably with the holders of Tricon Canco Multiple Voting Shares, the holders of the Tricon Canco Multiple Voting Shares shall be entitled to receive dividends if, as and when declared by the directors of Tricon Canco out of the assets of Tricon Canco properly available for the payment of dividends of such amounts and payable in such manner as the directors may from time to time determine.

Liquidation, Dissolution or Winding-Up

In the event of the liquidation, dissolution or winding-up of Tricon Canco or any other distributions of the property or assets of Tricon Canco among its shareholders for the purpose of winding-up its affairs, the holders of the Tricon Canco Multiple Voting Shares, shall, subject always to the rights of the holders of the Tricon Canco Special Preferred Shares, the Tricon Canco Preferred Shares and any other class of shares of Tricon Canco entitled to receive the property or assets of Tricon Canco upon such distribution in priority to or rateably with the holders of the Tricon Canco Multiple Voting Shares, be entitled to (i) receive the remaining property and assets of Tricon Canco as are available for distribution and (ii) participate rateably with the Tricon Canco Common Shares in the distribution of any such remaining property and assets.

Special Rights and Restrictions Attached to the Tricon Canco Special Preferred Shares

Issuance

The Tricon Canco Special Preferred Shares shall only be issued to the Company, in exchange for its Tricon Canco Common Shares, pursuant to and in accordance with the terms of the Plan of Arrangement.

Redemption

Subject to the requirements of the Business Corporations Act (Ontario), Tricon Canco shall redeem all of the Tricon Canco Special Preferred Shares at the time (the “Time of Redemption”) that is immediately following the issuance thereof, without any further act or formality on the part of Tricon Canco, any holder of Tricon Canco Special Preferred Shares or any other Person, in accordance with the provisions of Section 2.3(f)(iii) of the Plan of Arrangement. Except as hereinafter provided, no notice of redemption or other act or formality on the part of Tricon Canco shall be required to call the Tricon Canco Special Preferred Shares for redemption.

From and after the Time of Redemption:

In satisfaction of the redemption of the Tricon Canco Special Preferred Shares, the Company shall be entitled to receive, in aggregate, the Preferred Share Redemption Amount deposited by Tricon Canco with the Depositary in accordance with Section 4.2(a) of the Plan of Arrangement.

The holders of Tricon Canco Special Preferred Shares shall not be entitled to exercise any of the rights of shareholders in respect thereof except to receive the Preferred Share Redemption Amount therefor, without interest, in accordance with the terms hereof.

At or before the Time of Redemption, Tricon Canco shall deliver, or cause or direct to be delivered, to the Depositary an aggregate amount in cash sufficient to pay the Preferred Share Redemption Amount payable on the redemption of all of the Tricon Canco Special Preferred Shares to be issued in accordance with the Plan of Arrangement. Delivery of the Preferred Share Redemption Amount in such a manner shall be a full and complete discharge of Tricon Canco’s obligation to deliver to the Company the Preferred Share Redemption Amount in respect of each Tricon Canco Special Preferred Share to be redeemed pursuant to the terms hereof. Any interest earned on the deposit of the Preferred Share Redemption Amount with the Depositary shall belong to Tricon Canco or as Tricon Canco may direct.

Priority

The Tricon Canco Common Shares, the Tricon Canco Multiple Voting Shares and the Tricon Canco Preferred Shares shall rank junior to the Tricon Canco Special Preferred Shares and shall be subject in all respects to the special rights and restrictions attaching to the Tricon Canco Special Preferred Shares.

Dividends

The holders of the Tricon Canco Special Preferred Shares shall be entitled to receive dividends if, as and when declared by the directors of Tricon Canco out of the assets of Tricon Canco properly available for the payment of dividends of such amounts and payable in such manner as the directors may from time to time determine.

Voting Rights

Except as otherwise provided in the Business Corporations Act (Ontario), the holders of the Tricon Canco Special Preferred Shares shall not be entitled to receive notice of, to attend or to vote at any meeting of the shareholders of Tricon Canco.

Liquidation, Dissolution or Winding-Up

In the event of the liquidation or winding-up of Tricon Canco or any other distribution of the property or assets of Tricon Canco among its shareholders for the purpose of winding-up its affairs, and subject to the extinguishment of the rights of holders of Tricon Canco Special Preferred Shares upon payment of the Preferred Share Redemption Amount in respect of the Tricon Canco Special Preferred Shares, the holders of Tricon Canco Special Preferred Shares shall be entitled to receive, and Tricon Canco shall pay to such holders, before any amount shall be paid or any property or assets of Tricon Canco shall be distributed to the holders of any class of shares ranking junior to the Tricon Canco Special Preferred Shares as to such entitlement, an amount equal to the Preferred Share Redemption Amount divided by the number of Tricon Canco Special Preferred Shares outstanding for each Tricon Canco Special Preferred Share held by them and no more. After payment to the holders of the Tricon Canco Special Preferred Shares of the amounts so payable to them as hereinbefore provided, they shall not be entitled to share in any further distribution of the property or assets of Tricon Canco.

APPENDIX “C”

FORMAL VALUATION AND FAIRNESS OPINION OF SCOTIA CAPITAL INC.

See attached.

Scotia Capital Inc.

Global Banking and Markets

40 Temperance Street, 6th Floor

Toronto, ON, Canada M5H 0B4

January 18, 2024

The Special Committee of the Board of Directors and the Board of Directors

Tricon Residential Inc.

7 St. Thomas Street, Suite 801

Toronto, Ontario M5S 2B7

To the Special Committee of the Board of Directors and the Board of Directors:

Scotia Capital Inc. (“Scotiabank”) understands that Tricon Residential Inc. (the “Company” or “Tricon”) is proposing to enter into an arrangement agreement to be dated the date hereof (the “Arrangement Agreement”) with Creedence Acquisition ULC (the “Purchaser”), an entity formed to effect the acquisition by Blackstone Real Estate Partners X L.P. (“BREP X”) and Blackstone Real Estate Income Trust, Inc. (“BREIT”, and collectively with BREP X and their respective affiliates, including the Purchaser, “Blackstone”), of all of the issued and outstanding common shares (the “Shares”) of the Company not already owned by Blackstone for cash consideration of $11.25 per Share (the “Consideration”) by way of a plan of arrangement (the “Arrangement”) under the Business Corporations Act (Ontario).

Scotiabank also understands that an affiliate of BREIT owns a voting interest of approximately 11%, on a fully-diluted basis, in the Company and that the proposed acquisition of the Shares would constitute a “business combination” for the purposes of Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”). The foregoing description is summary in nature. The terms and conditions relating to the Arrangement, including the terms and conditions of the Arrangement Agreement, will be described in a management information circular (the “Circular”) which will be prepared by the Company and mailed to the holders of Shares (the “Shareholders”) in connection with the special meeting of the Shareholders in connection with the Arrangement (the “Special Meeting”).

Scotiabank also understands that the Board of Directors of Tricon (the “Board”) has established a special committee of independent directors (the “Special Committee”) to consider the terms of the Arrangement and make recommendations to the Board. The Special Committee has retained Scotiabank to prepare and deliver to the Special Committee and the Board: (i) a formal valuation (the “Valuation”) of the Shares in accordance with MI 61-101; and (ii) an opinion (the “Opinion”) as to the fairness, from a financial point of view, of the Consideration to be received by the holders of Shares other than Blackstone (the “Public Shareholders”) pursuant to the Arrangement.

The Valuation and the Opinion have been prepared in accordance with the disclosure standards for formal valuations and fairness opinions of the Canadian Investment Regulatory Organization (“CIRO”), but CIRO has not been involved in the preparation or review of the Valuation or the Opinion.

All dollar amounts herein are expressed in United States dollars, unless stated otherwise.

Engagement of Scotiabank

Scotiabank was first contacted regarding a potential transaction on October 5, 2023 and was engaged by the Special Committee pursuant to an engagement letter dated October 10, 2023 (the “Engagement Letter”). The terms of the Engagement Letter provide that Scotiabank would receive a fixed fee upon delivery of Scotiabank’s preliminary valuation analysis of the Shares and a fixed fee upon delivery of the Valuation and Opinion. The fee payable to Scotiabank pursuant to the Engagement Letter is not contingent upon the conclusions reached by Scotiabank in the Valuation or the Opinion, or on the completion of the Arrangement. In addition, Scotiabank is to be reimbursed for its reasonable out-of-pocket expenses and to be indemnified by the Company in certain circumstances.

Credentials of Scotiabank

Scotiabank constitutes the global corporate and investment banking and capital markets business of The Bank of Nova Scotia (“BNS”), one of North America’s premier financial institutions. In Canada, Scotiabank is one of the country’s largest investment banking firms with operations in all facets of corporate and government finance, mergers and acquisitions, equity and fixed income sales and trading and investment research. Scotiabank has participated in a significant number of transactions involving private and public companies and has extensive experience in preparing formal valuations and fairness opinions, including in connection with transactions that are subject to the formal valuation requirements of MI 61-101.

The Valuation and the Opinion expressed herein represent the opinions of Scotiabank. The form and content of the Valuation and the Opinion have been approved for release by a committee of professionals of Scotiabank, each of whom is experienced in merger, acquisition, divestiture, opinion, valuation, and capital markets matters.

Independence of Scotiabank

Neither Scotiabank nor any of its affiliates (as such term is defined for the purposes of MI 61-101): (i) is an insider, associate or affiliate (as those terms are defined in the Securities Act (Ontario)) of the Company, Blackstone or any interested party (as defined in MI 61-101), or any of their respective associates or affiliates (collectively, the “Interested Parties”); (ii) is acting as financial advisor to an Interested Party in connection with the Arrangement (other than pursuant to the Engagement Letter); (iii) is a manager or co-manager of a soliciting dealer group formed in respect with the Arrangement; (iv) is a member of a soliciting dealer group formed in respect with the Arrangement performing services beyond the customary soliciting dealer’s function or receiving more than the per security holder fees payable to other members of the dealer group; (v) has a material financial incentive in respect of the conclusions reached in the Valuation and the Opinion; or (vi) has a material financial interest in the completion of the Arrangement.

Neither Scotiabank nor any of its affiliates has been engaged to provide any financial advisory services, nor has Scotiabank or any of its affiliates participated in any financing, involving the Interested Parties within the past two years, other than pursuant to the Engagement Letter and as described herein. As previously communicated to the Special Committee, Scotiabank determined there are no conflicts of interest or other factors that would preclude Scotiabank from executing the Engagement Letter or impair Scotiabank’s ability to provide the services outlined therein. In the past two years, other than pursuant to the Engagement Letter, Scotiabank or its affiliated entities provided the following financial services to the following Interested Parties: (i) in 2023, Scotiabank acted as a financial advisor to Blackstone in the acquisition of a portfolio of real estate assets unrelated to the Arrangement; (ii) in 2023, Scotiabank acted as a financial advisor to Blackstone in the sale of a real estate asset unrelated to the Arrangement; (iii) in 2022, Scotiabank acted as a financial advisor to Blackstone in the acquisition of a portfolio of real estate assets unrelated to the Arrangement; (iv) Scotiabank has provided financing as a participant in a consortium, or acted as sole lender to Blackstone in connection with transactions unrelated to the Arrangement, and (v) Scotiabank has provided debt financing as a participant in a consortium to the Company. The fees paid to Scotiabank or its affiliated entities, as applicable, in connection with the foregoing advisory activities from Blackstone totalled approximately $1,800,000, and, other than pursuant to the Engagement Letter, there were no fees paid to Scotiabank or its affiliated entities, as applicable, in connection with the foregoing advisory activities from the Company. The fees paid were customary and are not, in the aggregate, financially material to Scotiabank and its affiliated entities. There are no understandings, agreements or commitments between Scotiabank and the Interested Parties with respect to any future business dealings. Scotiabank may, in the future, in the ordinary course of its business, perform financial advisory or investment banking services for the Interested Parties.

In addition, BNS, of which Scotiabank is a wholly-owned subsidiary, or one or more affiliates of BNS, may provide banking or other financial services to one or more of the Interested Parties in the ordinary course of business. Scotiabank acts as a trader and dealer, both as principal and agent, in the financial markets in Canada, the United States and elsewhere and, as such, it and BNS may have had and may have positions in the securities of the Interested Parties from time to time and may have executed or may execute transactions on behalf of such companies or clients for which it may have received or may receive compensation. As an investment dealer, Scotiabank conducts research on securities and may, in the ordinary course of business, provide research reports and investment advice to its clients on investment matters, including with respect to the Interested Parties, or with respect to the Arrangement.

Scope of Review

In preparing the Valuation and the Opinion, Scotiabank has reviewed, considered and relied upon (without attempting to verify independently the completeness or accuracy of), among other things, the following:

1.	the terms of the proposed Arrangement reflected in a draft of the Arrangement Agreement, dated January 18, 2024;

2.

certain publicly available information concerning the Company, including its audited annual financial statements, annual management’s discussion and analysis and annual information forms for each of the years ended December 31, 2022, 2021 and 2020;

3.	quarterly financial statements and related management’s discussion and analysis of the Company for the nine-month and three-month period ended September 30, 2023;

4.	notice of meeting and management information circular for an annual general meeting of shareholders of the Company, dated May 9, 2023;

5.

forward-looking projections provided by the Company as approved by the Special Committee for Scotiabank’s use in connection with its financial analyses, a summary of the material portions of which (and the relevant underlying assumptions deemed material by the Company) is included in the Circular (the “Company Forecasts”);

6.

discussions with Company management and the Special Committee with respect to various risks and opportunities, long-term prospects and other issues and matters considered relevant and appropriate by Scotiabank for purposes of preparing the Valuation and the Opinion;

7.	discussions with representatives of Osler, Hoskin & Harcourt LLP, legal counsel to the Special Committee;

8.	in-person property tours of key markets and select assets;

9.

publicly available information relating to the business, operations, financial condition, and trading history of the Company, as well as other selected public companies that Scotiabank considered relevant and appropriate for purposes of preparing the Valuation and the Opinion;

10.	selected reports published by equity research analysts and industry sources that Scotiabank considered relevant and appropriate for purposes of preparing the Valuation and the Opinion;

11.	public information with respect to select precedent transactions that Scotiabank considered relevant and appropriate for purposes of preparing the Valuation and the Opinion;

12.	other financial studies, analyses, investigations and such other factors as Scotiabank deemed relevant and appropriate for purposes of preparing the Valuation and the Opinion;

13.	trading statistics of the Company and other public companies that Scotiabank deemed relevant and appropriate for purposes of preparing the Valuation and the Opinion; and

14.

representations contained in a certificate dated January 18, 2024 obtained by Scotiabank from Company’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) (and not in their personal capacities).

Scotiabank has not, to the best of its knowledge, been denied access by the Company to any information requested by Scotiabank.

Prior Valuations

The Company’s CEO and CFO have represented to Scotiabank that, to the best of their knowledge, there have been no prior valuations (as defined in MI 61-101) of the Company, its securities or its material assets prepared within the past twenty-four (24) months.

Assumptions and Limitations

With the Special Committee’s approval and as provided in the Engagement Letter, Scotiabank has relied upon the completeness, accuracy and fair presentation of all of the financial and other information, data, advice, documents, opinions, appraisals, valuations and representations obtained by it from public sources, or that was provided to Scotiabank by the Company, and its associates and affiliates and advisors (collectively, the “Information”). The Valuation and the Opinion are conditional upon the completeness, accuracy and fair presentation of the Information. Subject to the exercise of Scotiabank’s professional judgment, Scotiabank has not attempted to verify independently the completeness, accuracy or fair presentation of any of the Information.

Scotiabank is not a legal, regulatory, accounting or tax expert and has relied on the assessments made by the Company and its other professional advisors with respect to such matters. Scotiabank has assumed the accuracy and fair presentation of, and relied upon the Company’s audited financial statements and the reports of the auditors thereon. Scotiabank has assumed that, to the extent the Information included forecasts, projections, estimates, budgets and other future-oriented financial information, they were reasonably prepared on bases reflecting the best currently available estimates and judgments of management of the Company as to the matters covered thereby.

Tricon’s CEO and CFO represented to Scotiabank in a certificate delivered as at January 18, 2024, among other things, that (a) the Company has no information or knowledge of any facts public or otherwise not specifically provided to Scotiabank relating to the Company or any of its subsidiaries which would reasonably be expected to affect the Valuation and Opinion in any material respect; (b) with the exception of budgets, forecasts, projections or estimates referred to in (d), below, the Information supplied or otherwise made available to Scotiabank orally by or on behalf of, or in the presence of, an officer of the Company, or in writing by or on behalf of the Company or any of its subsidiaries, in connection with the Valuation is or, in the case of historical Information, was, at the date of preparation, true and accurate in all material respects, and no additional material, data or information would be required to make the Information not misleading in light of the circumstances in which it was prepared; (c) to the extent that any of the Information identified in (b), above, is historical, there have been no changes in material facts or new material facts since the date of such Information which have not been disclosed to Scotiabank or updated by more current Information or data disclosed; and (d) any portions of the Information provided to Scotiabank which constitute budgets, forecasts, projections or estimates were prepared using the assumptions identified therein, which, in the reasonable opinion of management of the Company, are (or were at the time of preparation and continue to be) reasonable in the circumstances and are not, in the reasonable belief of management of the Company, misleading in any material respect.

In preparing the Valuation and the Opinion, Scotiabank has made several assumptions, including that the final executed version of the Arrangement Agreement will be identical in all material respects to the most recent draft thereof reviewed by Scotiabank, that the Arrangement will be consummated substantially in accordance with the terms set forth in the Arrangement Agreement without any waiver or amendment of any material terms or conditions. In addition, Scotiabank has assumed that the conditions precedent to the completion of the Arrangement can be satisfied in due course, all required consents, permissions, exemptions or orders of relevant third parties or regulatory authorities will be obtained without materially adverse condition or qualification, and the procedures being followed to implement the Arrangement will comply with all applicable laws.

The Valuation and the Opinion are rendered on the basis of the securities markets and economic, financial and general business conditions prevailing as at the date hereof and the conditions and prospects, financial and otherwise, of the Company and its subsidiaries and affiliates, as they were reflected in the Information and as they have been represented to Scotiabank in discussions with management of the Company and its representatives. In its financial analyses and in preparing the Valuation and the Opinion, Scotiabank made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Scotiabank or any party involved in the Arrangement.

The Valuation and the Opinion has been provided for the use and benefit of the Special Committee and the Board in connection with, and for the purpose of, the Special Committee’s consideration of the Arrangement. Scotiabank’s Valuation and Opinion are not intended to be, and do not constitute, a recommendation to the Special Committee or the Board as to whether they should approve the Arrangement Agreement or recommend the Arrangement Resolution for approval by any Shareholder, or as to how any Shareholder should vote or act with respect to the Arrangement or any Shares. The Valuation and the Opinion are given as of the date hereof and, except as expressly required by MI 61-101, Scotiabank disclaims any undertaking or obligation to advise any person of any change in any fact of matter affecting the Valuation and the Opinion which may come or be brought to Scotiabank’s attention after the date hereof. Without limiting the foregoing, in the event that there is any material change in any fact or matter after the date hereof affecting the Valuation and the Opinion, Scotiabank reserves the right to, but has no obligation to, change, modify, amend, supplement or withdraw the Valuation and the Opinion. Scotiabank expresses no opinion herein concerning the future trading prices of the Shares and makes no recommendations to any Public Shareholder with respect to the Arrangement. The Valuation and the Opinion do not address the relative merits of the Arrangement as compared to other transactions or business strategies that might be available to the Company or the Company’s underlying business decision to effect the Arrangement. Except for the inclusion of the Valuation and the Opinion in their entirety and a summary thereof in a form acceptable to Scotiabank in the Circular, the Valuation and the Opinion are not to be reproduced, disseminated, quoted from or referred to (in whole or in part) without our prior written consent.

Scotiabank has based the Valuation and the Opinion upon a variety of factors. Scotiabank believes that its analyses must be considered as a whole and that selecting portions of its analyses and specific factors, without considering all factors and analyses together, could create a misleading view of the considerations underlying the Valuation and the Opinion. The preparation of formal valuations and opinions are complex processes and are not necessarily susceptible to partial analyses or summary description. Any attempt to do so could lead to undue emphasis on any particular factor or analysis.

OVERVIEW OF THE COMPANY

The information in this section reflects Scotiabank’s understanding of the Company, its business and its current investments.

Tricon is an owner, operator and developer of a growing portfolio of approximately 38,000 single-family rental (“SFR”) homes in the U.S. Sun Belt and multi-family apartments in Toronto, Canada. The Shares are publicly traded on both the Toronto Stock Exchange (“TSX”) and New York Stock Exchange (“NYSE”) under symbols “TSX:TCN” and “NYSE:TCN”, respectively.

In addition, Tricon invests in adjacent real estate businesses including multi-residential rental developments in Toronto and SFR developments in the U.S. With total third-party Assets Under Management (”AUM”) of $8,125 million, Tricon also manages capital on behalf of institutional investors earning management fees.

VALUATION OF THE SHARES

Definition of Fair Market Value

For purposes of the Valuation, fair market value is defined as the monetary consideration that, in an open and unrestricted market, a prudent and informed buyer would pay to a prudent and informed seller, each acting at arm’s length with the other and under no compulsion to act. In accordance with MI 61-101, Scotiabank has made no downward adjustment to the fair market value of the Shares to reflect the liquidity of the Shares, the effect of the Arrangement, or whether or not the Shares held by Public Shareholders form part of a controlling interest.

Approach to Value

In support of the Valuation and the Opinion, Scotiabank has performed certain value analyses on the Company based on the methodologies and assumptions that Scotiabank considered, in its professional judgment, appropriate in the circumstances for the purposes of providing the Valuation and the Opinion. Fair market value of the Shares was analyzed on a going concern basis, as Tricon is expected to continue as a going concern, and was expressed as an amount per Share.

As part of the analyses carried out in the preparation of the Valuation and the Opinion, Scotiabank reviewed, considered and relied upon the items outlined under “Scope of Review”. In the context of the Valuation and the Opinion, Scotiabank prepared a discounted cash flow (“DCF”) analysis and direct capitalization (“Direct Capitalization”) analysis to value the SFR portfolio (“SFR Portfolio”) as part of the net asset value (“NAV”) analysis approach. Additionally, Scotiabank also reviewed and considered the premiums / discounts to unaffected share price and consensus NAV from selected precedent transactions (“Precedent Transaction Analysis”). Furthermore, Scotiabank reviewed and considered forward trading multiples of funds from operations (“FFO”) and premiums / discounts to consensus NAV involving selected publicly listed companies (“Comparable Trading Analysis”). Lastly, as discussed in greater detail below, Scotiabank reviewed and considered valuation reference points informed by 52-week historical trading range and equity research analysts’ price targets, but did not rely on these analyses to arrive at its conclusion regarding the fair market value of the Shares.

Net Asset Value Analysis

The NAV approach ascribes a separate value for each asset and liability category, utilizing the methodology appropriate in each case. The sum of total assets less total liabilities equals NAV.

Scotiabank has considered a variety of valuation techniques and, in its professional judgement, believes the NAV approach is the most appropriate methodology for estimating the “en bloc” value of the Shares.

Net Asset Value Analysis Approach

For the purposes of determining the Company’s overall NAV, Scotiabank separated the NAV into the following components:

(i)	SFR Portfolio;

(ii)	Adjacent Residential Businesses;

(iii)	Strategic Capital Business;

(iv)	Debt;

(v)	Present Value of Deferred Taxes Liability;

(vi)	Capitalized Value of Corporate Overhead; and

(vii)	Corporate Net Other Assets / Liabilities.

SFR Portfolio

To value the SFR Portfolio, Scotiabank utilized a DCF approach and a Direct Capitalization approach.

DCF Approach

Scotiabank’s DCF analysis involved deriving a value range by discounting the projected unlevered free cash flows from the Company Forecasts (“UFCF”) to a present value, using an appropriate weighted average cost of capital (“WACC”) range of 9.0% – 10.0% as the discount rate. The WACC was calculated based on the Company’s cost of debt and cost of equity, weighted based upon an assumed optimal capital structure for Tricon. Tricon’s assumed optimal capital structure was determined based upon a review of the capital structures of comparable companies in the SFR sector, and the risks inherent in Tricon’s business and the real estate industry. The cost of debt was based on guidance from Company management to Scotiabank. The Capital Asset Pricing Model (“CAPM”) calculates the cost of equity based on the risk-free rate of return (the “Risk Free Rate”), the volatility of equity prices relative to a benchmark (“Beta”), and the equity risk premium (“Equity Risk Premium”). Scotiabank selected a range of unlevered Betas based on comparable companies that have risks similar to Tricon in the SFR sector. The selected unlevered Beta was levered using the assumed optimal capital structure and used to calculate the cost of equity.

The following is a summary of the assumptions and calculations used to estimate WACC for Tricon:

	Low	High

Cost of Equity

Levered Beta	0.73	1.08

Selected Equity Risk Premium(1)	6.0%

Risk Free Rate(2)	4.4%

Cost of Equity (excl. Size Premium)	8.8%	10.9%

Add: Size Premium(3)	1.0%

Cost of Equity	9.9%	11.9%

Cost of Debt	6.0%

WACC Calculation

Cost of Equity	9.9%	11.9%

Equity / Total Capitalization	75.0%	65.0%

Cost of Debt	6.0%

Debt / Total Capitalization	25.0%	35.0%

WACC	8.9%	9.9%

Selected WACC Range	9.0% - 10.0%

Notes:

(1)	Midpoint of selected Equity Risk Premium range of 5% – 7% based on review of estimates from Kroll, Damodaran and other sources considered relevant

(2)	20-year U.S. Treasury benchmark yield as of January 17, 2024

(3)	Based on Kroll’s Cost of Capital guide

As part of the DCF analysis, Scotiabank also capitalized subsequent projected results at the end of the cash flow period from the Company Forecasts utilizing a terminal year net operating income (“NOI”) value and applying a terminal capitalization rate ranging from 5.25% to 5.75% and discounted to a present value using the WACC. Scotiabank’s DCF analysis was performed based on Company Forecasts, which are presented on a proportionate ownership basis.

The value of the SFR Portfolio using the DCF approach ranged from $5,797 million to $6,519 million.

Direct Capitalization Approach

Scotiabank utilized a Direct Capitalization approach to value the SFR portfolio. The nominal capitalization rate range of 5.25% to 5.75% was selected based on, among other factors, review of comparable transactions and public companies, capitalization rates based on Tricon’s historical acquisitions, independent market sources, Company management guidance and Scotiabank’s knowledge of the current real estate market.

As part of the Direct Capitalization approach, Scotiabank utilized the Company’s stabilized NOI estimate of $334 million. The figure is based on in-place rents, stabilized occupancy, a stabilized margin as well as a normalized ancillary revenue profile for the SFR Portfolio. Scotiabank applied a one-year growth factor to arrive at a forward twelve-month estimate.

The value of the SFR portfolio using the Direct Capitalization approach ranged from $5,806 million to $6,359 million.

Adjacent Residential Businesses

In addition to the SFR Portfolio value, Scotiabank has assigned values to Tricon’s Adjacent Residential Businesses – Canadian development properties, Canadian multi-family rental properties and investments in U.S. residential properties. Scotiabank ascribed a value of $689 million based on their proportionate carrying value as per the Company’s financial statements, which are supported by third-party appraisals.

Strategic Capital Business

Tricon earns fees from managing third-party capital co-invested in its real estate assets. Activities of the aforementioned include providing asset management, property management and development management services.

Scotiabank valued the Strategic Capital Business by applying a percentage factor to the Company’s third-party AUM. In selecting an appropriate Enterprise Value (“EV”) / AUM percentage to apply to the Company’s third-party AUM, Scotiabank reviewed EV / AUM percentages of North American asset manager precedent transactions.

The value of the Strategic Capital Business using a 3% to 5% EV / AUM percentage based on the Company’s third-party AUM of $8,125 million, as per the Company’s financial statements as of September 30, 2023, ranged from $244 million to $406 million.

Debt

Tricon’s total debt was included in Scotiabank’s assessment based upon the outstanding principal amount and a mark-to-market adjustment. As per the Company’s financial statements, Tricon has total outstanding debt of $3,103 million with a weighted average interest rate of 4.5%. Based on prevailing U.S. Treasury yields and real estate lending spreads, the total fixed-rate debt recorded under IFRS in the Company’s financial statements is higher than fair market value. Scotiabank reviewed and utilized the Company’s mark-to-market adjustment associated with the Company’s fixed-rate debt. This adjustment resulted in a reduction of $110 million to the total outstanding debt, resulting in an indicative value of $2,993 million for the Company’s total debt.

Deferred Income Taxes Liability

Scotiabank utilized the December 31, 2028 net deferred income tax liability as per Company Forecasts to calculate a present value range of $286 million to $413 million. The calculation was based on a WACC range of 9.0% to 10.0% and a factor range applied to the December 31, 2028 net deferred income tax liability balance.

Capitalized Value of Corporate Overhead

Scotiabank utilized normalized total corporate overhead General & Administrative (“G&A”) expenses of $28 million, which reflect public company cost savings of $7 million, based on guidance from Company management to Scotiabank. For the purposes of the NAV calculation, a multiple range of 6.0x to 7.0x was applied to capitalize the corporate overhead G&A expenses, which resulted in a range of $167 million to $195 million.

Corporate Net Other Assets / Liabilities

For the purposes of the NAV calculation, the Company’s Net Other Assets / Liabilities, including net working capital, were valued at their carrying value as per the Company’s financial statements.

NAV Summary

The following table summarizes Scotiabank’s NAV analysis of the Company, applying the DCF approach and Direct Capitalization Approach to the SFR Portfolio:

	DCF		Direct Capitalization
	Approach		Approach
(US$ millions)	Low	High	Low	High
SFR Portfolio(1)	$5,797	$6,519	$5,806	$6,359
Adjacent Residential Businesses	$689	$689	$689	$689
Strategic Capital Business	$244	$406	$244	$406
Debt	($2,993)	($2,993)	($2,993)	($2,993)
Present Value of Deferred Taxes Liability(2)	($413)	($286)	($413)	($286)
Capitalized Value of Corporate Overhead	($167)	($195)	($167)	($195)
Corporate Net Other Assets / (Liabilities)(3)	($100)	($104)	($100)	($103)
Net Asset Value	$3,056	$4,036	$3,066	$3,877
Fully Diluted Shares Outstanding	311	312	311	312
Net Asset Value per Share	$9.82	$12.94	$9.85	$12.44

Notes:

(1)	Includes pro-rata gross proceeds from the sale of an interest in a portfolio of SFR expected to close in 2024 under the DCF approach; Company Forecasts reflect proportionate ownership

(2)	Includes present value range of taxes payable of $25 million to $28 million based on estimated taxes payable per Company Forecasts and WACC range of 9.0% to 10.0%

(3)	Includes cash settlement of performance share units based on implied Net Asset Value per Share

Based on the foregoing, by subtracting the sum of the Company’s total liabilities from the sum of its total assets, Scotiabank determined a range of $9.82 per Share to $12.94 per Share using the DCF Approach for the SFR Portfolio, and a range of $9.85 per Share to $12.44 per Share using the Direct Capitalization Approach for the SFR Portfolio.

NAV Sensitivity Analysis

In completing the NAV analysis, Scotiabank performed a variety of sensitivities. With respect to the DCF approach, terminal capitalization rate and WACC were sensitized. For the Direct Capitalization approach, stabilized NOI and direct capitalization rate were sensitized. A summary of the results are as follows:

(US$ per Share)		Impact on NAV per Share
Variable	Sensitivity	Negative	Positive
DCF Approach
Terminal Capitalization Rate	+/- 0.125%	($0.37)	$0.38
WACC	+/- 0.50%	($0.37)	$0.37
Direct Capitalization Approach
Stabilized NOI	-/+ 2.50%	($0.48)	$0.48
Direct Capitalization Rate	+/- 0.125%	($0.43)	$0.45

Precedent Transaction Analysis

In applying this valuation methodology to the Company, Scotiabank reviewed and considered public market all-cash M&A precedent transactions in the North American real estate sector that exhibited certain characteristics considered, in Scotiabank’s professional judgement, to be comparable to the Company. The following table illustrates the premiums / discounts to unaffected share price and consensus NAV at which selected transactions have been completed involving U.S. SFR, U.S. multi-family and TSX-listed public real estate entities in North America since 2015, based on information in public filings, press release and investor relations documents:

(US$ billions unless otherwise noted)				Premium Paid (%)
Date			Enterprise	Unaffected (1)	Consensus(2)
Announced	Target	Acquiror	Value	Price	NAV
U.S. SFR

Oct-2020	Front Yard Residential	Pretium & Ares	$2.4	63%	22%
Feb-2017	Silver Bay Realty Trust Corp	Tricon Capital Group	$1.4	19%	(11%)
Mean				41%	6%
U.S. Multi-Family

Feb-2022	Preferred Apartment Communities	Blackstone	$5.8	39%	26%
Dec-2021	Bluerock Residential	Blackstone	$3.6	57%	48%
Jul-2017	Monogram Residential Trust	Greystar Growth and Income Fund	$3.4	22%	3%
Jun-2015	Home Properties	Lone Star Global Acquisitions	$7.6	9%	6%
Apr-2015	Associated Estates Realty	Brookfield Asset Management	$2.5	65%	24%

Mean				39%	21%
TSX-Listed

Nov-2022	Summit Industrial Income REIT	GIC / Dream Industrial REIT	C$5.9	31%	20%
Oct-2021	Cominar REIT	Canderel-led Consortium	C$5.7	13%	(8%)
Aug-2021	WPT Industrial REIT	Blackstone REIT (BREIT)	$3.1	17%	32%
Feb-2020	Northview Apartment REIT	Starlight / KingSett	C$4.9	12%	25%
Sep-2019	Dream Global REIT	Blackstone	C$6.2	18%	2%
Jun-2019	Pure Multi-Family REIT	Cortland Partners	$1.2	15%	5%
Nov-2018	Agellan Commercial REIT	Elad Genesis (El-Ad)	C$0.7	5%	4%
Jan-2018	Pure Industrial Real Estate Trust	Blackstone Property Partners	C$3.8	21%	27%
Jan-2017	Milestone Apartments REIT	Starwood Capital Group	$2.9	9%	5%
May-2016	InnVest REIT	Bluesky Hotels and Resorts	C$2.1	33%	35%
Sep-2015	Amica Mature Lifestyles	BayBridge Seniors Housing	C$1.0	113%	90%
Jun-2015	Regal Lifestyle Communities	Health Care REIT / Revera	C$0.8	27%	29%

Mean				26%	22%
Mean (Excluding Amica)				18%	16%

Notes:

(1)	Based on unaffected share price of target the date prior to being affected by M&A related news, inclusive of activism campaigns and publicly-disclosed unsolicited offers
(2)	Per consensus analyst estimates

In selecting the appropriate premiums / discounts to the unaffected share price and consensus NAV to apply to the Company, Scotiabank considered the characteristics of the targets involved in the transactions above including, among other considerations, type, location, and quality of their assets. Based on the foregoing, Scotiabank selected the ranges outlined below. As of January 17, 2024, the consensus NAV, based on the average of the NAV published by research analysts, per Share was $11.71 and Share price was $8.72.

	Selected Premiums		Implied Value per Share
	Low	High	Low	High
Premium / (Discount) to Unaffected Price	10.0%	30.0%	$9.59	$11.34
Premium / (Discount) to Consensus NAV	(10.0%)	20.0%	$10.54	$14.05

Comparable Trading Analysis

In applying this valuation methodology to the Company, Scotiabank identified and reviewed publicly traded companies that exhibited certain characteristics considered, in Scotiabank’s professional judgement, to be comparable to the Company. The following table illustrates the premiums / discounts to consensus NAV and forward trading FFO multiples for U.S. SFR and multi-family peers based on their Sun Belt region exposure based on information in public filings, press releases and investor relations documents:

(US$ billions)	Market	Price /	Premium /
Comparable Company	Capitalization(1)	2024E FFO(2)	(Discount) to NAV(2)
U.S. SFR

Invitation Homes	$20.4	17.7x	(15.7%)
AMH	$14.6	20.1x	(9.2%)

U.S. Multi-Family

Camden Property Trust	$10.7	14.2x	(21.4%)
Mid-America Apartment Communities	$15.9	14.5x	(15.3%)
UDR, Inc.	$13.4	15.0x	(13.0%)
Independence Realty Trust Inc.	$3.4	12.9x	(2.4%)
Overall Minimum		12.9x	(21.4%)
Overall Maximum		20.1x	(2.4%)

Notes:

(1)	Closing share prices as of January 17, 2024
(2)	Per consensus analyst estimates

In selecting the appropriate premiums / discounts to consensus NAV and forward trading multiples of FFO to apply to the Company, Scotiabank considered, among other factors, operating characteristics, growth profile, size, type and location of assets, and exposure to the Sun Belt region. Based on the foregoing, Scotiabank selected the ranges outlined below. As of the date herein, the consensus NAV per Share was $11.71 and consensus 2024E FFO per Share was $0.60.

	Selected Range		Implied Value per Share
	Low	High	Low	High
Price to Consensus FFO Multiple	12.9x	20.1x	$7.79	$12.11
Premium / (Discount) to Consensus NAV	(21.4%)	(2.4%)	$9.20	$11.43

Valuation Reference Points

Scotiabank also reviewed and took into consideration the following valuation reference points but did not rely on this analysis to arrive at its conclusion regarding the fair market value of the Shares.

Historical Trading Analysis

Scotiabank reviewed historical trading prices of the Shares on the NYSE for the twelve months ended January 17, 2024. Over this twelve-month period, the Shares traded in a band achieving a twelve-month low of $6.53 and a twelve-month high of $9.56 per Share. As of January 17, 2024, the trading price and 20-day volume-weighted average trading price (“VWAP”) of the Shares on the NYSE were $8.72 and $9.02 per Share, respectively.

Research Analyst Target Prices

Scotiabank reviewed public market trading price targets for the Shares. Equity research analyst price targets reflect an analyst’s estimate of the one-year public market trading price of the Shares at the time the price target is established. As of January 17, 2024, the low and high of the latest publicly available one-year price targets of equity research analysts were $7.97 to $11.00 per Share, respectively.

Benefits to Blackstone of Acquiring the Shares Held by Public Shareholders

Based on discussions with Company management, Scotiabank reviewed and considered whether any distinctive material value would accrue to Blackstone as a result of the Arrangement. Based on these discussions, Scotiabank concluded that there would be synergies associated with a normalized corporate overhead profile of $28 million, reflective of public company cost savings, valued at 6.0x – 7.0x. No other synergies were captured in Scotiabank’s analysis.

Formal Valuation Summary

The following is a summary of the range of fair market values of the Shares resulting from the NAV Analysis, Precedent Transaction Analysis and Comparable Trading Analysis:

(US$ per Share)	Low	High
NAV Analysis - DCF Approach	$9.82	$12.94
NAV Analysis - Direct Capitalization Approach	$9.85	$12.44
Precedent Transactions Analysis - Premium / (Discount) to Consensus NAV	$10.54	$14.05
Precedent Transactions Analysis - Premium / (Discount) to Unaffected Trading Price	$9.59	$11.34
Comparable Trading Analysis - Premium / (Discount) to Consensus NAV	$9.20	$11.43
Comparable Trading Analysis - FFO Multiple	$7.79	$12.11

In arriving at its opinion as to the fair market value of the Shares, Scotiabank did not attribute any particular quantitative weighting to the individual valuation methodologies, but rather made qualitative judgments based upon its experience in rendering such opinions and on prevailing circumstances as to the significance and relevance of each valuation methodology.

Valuation Conclusion

Based upon and subject to the analyses, assumptions, and limitations set out herein, Scotiabank is of the opinion that, as of the date hereof, the fair market value of the Shares is in the range of $9.80 to $12.90 per Share.

FAIRNESS OPINION

In considering the fairness, from a financial point of view, of the Consideration to be received by the Public Shareholders pursuant to the Arrangement, Scotiabank observes the following:

(i)	The Consideration offered pursuant to the Arrangement is within the range of fair market values as determined in the Valuation;

(ii)	The Consideration offered implies a 29.0% and 42.1% premium to the closing price and 90-day VWAP on the NYSE as of January 17, 2024, respectively; and

(iii)	The Arrangement provides the Public Shareholders full liquidity and certainty of value.

Fairness Opinion Conclusion

Based upon and subject to the foregoing, Scotiabank is of the opinion that, as of the date hereof, the Consideration to be received by the Public Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Public Shareholders.

Yours very truly,

/s/ Scotia Capital Inc.

SCOTIA CAPITAL INC.

APPENDIX “D”

FAIRNESS OPINION OF MORGAN STANLEY & CO. LLC.

See attached.

January 18, 2024

Board of Directors

Tricon Residential Inc.

7 St. Thomas Street, Suite 801

Toronto, Ontario, Canada M5S 2B7

Members of the Board of Directors:

We understand that Tricon Residential Inc., a company existing under the laws of the Province of Ontario (the “Company”) and Creedence Acquisition ULC, an unlimited corporation existing under the laws of the Province of British Columbia (the “Purchaser”), propose to enter into an arrangement agreement, substantially in the form of the draft dated January 18, 2024 (the “Arrangement Agreement”), pursuant to which, among other things, the Purchaser will acquire all of the issued and outstanding common shares of the Company (the “Common Shares”), other than shares held by the Purchaser or any affiliates of the Purchaser (collectively, the “Excluded Shares”), and pursuant to which, holders of Common Shares will be entitled to receive $11.25 in cash per Common Share without interest (the “Consideration”) and all the other equity interests of the Company will be cancelled, in each case by way of a plan of arrangement under the provisions of the Business Corporations Act (Ontario) (the “Arrangement”). The terms and conditions of the Arrangement will be more fully described in a management information circular (the “Circular”), which will be mailed to holders Common Shares in connection with the Arrangement.

The Board of Directors of the Company (the “Board”) has retained Morgan Stanley to provide advice and assistance to the Board in evaluating the Arrangement, including the preparation and delivery to the Board of this opinion as to whether the Consideration to be received by the holders of Common Shares pursuant to the Arrangement Agreement (other than the holders of the Excluded Shares) is fair from a financial point of view to the holders of Common Shares.

Morgan Stanley was formally engaged through an engagement letter dated January 13, 2024 between the Company and Morgan Stanley (the “Engagement Letter”). The terms of the Engagement Letter provide that Morgan Stanley is to be paid a fee for its services as financial advisor, including fees that are contingent on the successful completion of the Arrangement, as well as a fixed fee with respect to rendering and delivering this opinion that is not contingent on the completion of the Arrangement. In addition, the Company has agreed to reimburse Morgan Stanley for its reasonable out-of-pocket expenses and to indemnify Morgan Stanley and its affiliates, their respective directors, officers, agents and employees and each person, if any, controlling Morgan Stanley or any of its affiliates against certain liabilities related to or arising out of Morgan Stanley’s engagement. In the two years prior to the date hereof, we have not provided financial advisory and financing services for the Company (excluding customary sales and trading and asset management services). In the two years prior to the date hereof, we have provided financial advisory and financing services for the Purchaser and its affiliates and have received fees in connection with such services. Morgan Stanley and its affiliates in the past have provided, currently are providing, and/or in the future may provide, certain investment banking and other financial services to the Purchaser and its affiliates and their portfolio companies and have received and/or in the future may receive compensation for the rendering of these services. Morgan Stanley may seek to provide financial advisory and financing services to any of the Company, Purchaser or their respective affiliates in the future and would expect to receive fees for the rendering of these services.

For purposes of the opinion set forth herein, we have:

1)	Reviewed certain publicly available financial statements and other business and financial information of the Company;

2)	Reviewed certain internal financial statements and other financial and operating data concerning the Company;

3)	Reviewed certain financial projections prepared by the management of the Company;

4)	Reviewed information relating to certain strategic, financial and operational benefits anticipated from the Arrangement, prepared by the management of the Company;

5)	Discussed the past and current operations and financial condition and the prospects of the Company with senior executives of the Company;

6)	Discussed the past and current operations and financial condition and the prospects of the Purchaser with senior executives of the Purchaser;

7)	Reviewed the reported prices and trading activity for the Common Shares;

8)

Compared the financial performance of the Company and the prices and trading activity of the Common Shares with that of certain other publicly-traded companies comparable with the Company and their securities;

9)	Reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

10)	Participated in certain discussions and negotiations among representatives of the Company and the Purchaser and their financial and legal advisors;

11)	Reviewed the Arrangement Agreement and certain related documents;

12)

Reviewed a certificate addressed to Morgan Stanley, dated as of the date hereof, signed by a senior officer of the Company as to the completeness, accuracy and fair presentation of the information provided to Morgan Stanley by the Company upon which this opinion is based; and

13)	Performed such other analyses, reviewed such other information and considered such other factors as we have deemed appropriate.

We have assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to us by the Company, and formed a substantial basis for this opinion. A senior officer of the Company has represented to Morgan Stanley, in a certificate delivered as at the date hereof, among other things, that the information, data, advice, opinions, representations and other materials (verbal or written) (collectively referred to as the “Information”) provided to Morgan Stanley on behalf of the Company and relating to the Company are complete and correct in all material respects as at the date the Information was provided to Morgan Stanley and that, since that date, there has been no material change, financial or otherwise, in the position of the Company, or in its assets, liabilities (contingent or otherwise), business or operations and there has been no change in any material fact or no new material fact which is of a nature as to render the Information or any part thereof untrue or misleading in any material respect or which could reasonably be expected to have a material effect on this opinion.

With respect to the financial projections, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the respective managements of the Company of the future financial performance of the Company. In addition, we have assumed that the Arrangement will be consummated in accordance with the terms set forth in the Arrangement Agreement without any waiver, amendment or delay of any terms or conditions, and that the definitive Arrangement Agreement will not differ in any material respect from the draft thereof furnished to us. Morgan Stanley has assumed that in connection with the receipt of all the necessary governmental, regulatory or other approvals and consents required for the proposed Arrangement, no delays, limitations, conditions or restrictions will be imposed that would have a material adverse effect on the contemplated benefits expected to be derived in the proposed Arrangement. We have relied upon, without independent verification, the assessments of the respective managements of the Company and the Purchaser of: (i) the strategic, financial and other benefits expected to result from the Arrangement, and (ii) the timing and risks associated with the integration of the Company and the Purchaser. We are not legal, tax or regulatory advisors. We are financial advisors only and have relied upon, without independent verification, the assessment of the Company and its legal, tax or regulatory advisors with respect to legal, tax or regulatory matters. We express no opinion with respect to the fairness of the amount or nature of the compensation to be received by any of the Company’s officers, directors or employees, or any class of such persons, relative to the Consideration to be paid to the holders Common Shares (other than the holders of the Excluded Shares) in the transaction. We have not made any independent valuation or appraisal of the assets or liabilities of the Company or the Purchaser, nor have we been furnished with any such valuations or appraisals. Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof may affect this opinion and the assumptions used in preparing it, and we do not assume any obligation to update, revise or reaffirm this opinion.

Please note that Morgan Stanley is a global financial services firm engaged in the securities, investment management and individual wealth management businesses. Our securities business is engaged in securities underwriting, trading and brokerage activities, foreign exchange, commodities and derivatives trading, prime brokerage, as well as providing investment banking, financing and financial advisory services. Morgan Stanley, its affiliates, directors and officers may at any time invest on a principal basis or manage funds that invest, hold long or short positions, finance positions, and may trade or otherwise structure and effect transactions, for their own account or the accounts of its customers, in debt or equity securities or loans of the Purchaser, the Company, or any other company, or any currency or commodity, that may be involved in this transaction, or any related derivative instrument.

Morgan Stanley has not, to the best of its knowledge, been denied access by the Company to any information requested by Morgan Stanley. We do not express any view on, and this opinion does not address, any term or aspect of the Arrangement Agreement or the transactions contemplated thereby or any term or aspect of any other agreement or instrument contemplated by the Arrangement Agreement or entered into or amended in connection therewith, other than the fairness, from a financial point of view, of the Consideration to holders of Common Shares (other than the holders of the Excluded Shares).

This opinion does not address the relative merits of the transactions contemplated by the Arrangement Agreement as compared to other business or financial strategies that might be available to the Company, nor does it address the underlying business decision of the Company to enter into the Arrangement Agreement or proceed with any other transaction contemplated by the Arrangement Agreement.

This opinion has been approved by a committee of Morgan Stanley investment banking and other professionals in accordance with our customary practice. This opinion is for the information of the Board of Directors of the Company and may not be used for any other purpose or disclosed without our prior written consent, except that a copy of this opinion may be included in its entirety in the Circular and in any filing pursuant to applicable securities laws. In addition, Morgan Stanley expresses no opinion or recommendation as to how any shareholders of the Company should act or vote at the shareholders’ meeting to be held or in connection with any of the transactions contemplated by the Arrangement Agreement. The Company has informed Morgan Stanley that no other fairness or valuation opinions, other than the fairness opinion and valuation report prepared by Scotia Capital Inc., have been prepared by parties other than Morgan Stanley with respect to the fairness, from a financial point of view, of the Arrangement.

Based on and subject to the foregoing, we are of the opinion on the date hereof that the Consideration to be received by the holders of Common Shares (other than the holders of the Excluded Shares) pursuant to the Arrangement Agreement is fair from a financial point of view to the holders of Common Shares.

[Signature Page Follows]

Very truly yours,

MORGAN STANLEY & CO. LLC

By:	/s/ Russ Lindberg

Russ Lindberg
Managing Director

APPENDIX “E”

INTERIM ORDER

See attached.

E-1

Electronically issued / Délivré par voie électronique : 15-Feb-2024 Toronto Superior Court of Justice / Cour supérieure de justice	Court File No./N° du dossier du greffe : CV-24-00714415-00CL

Court File No.: CV-24-00714415-00CL

ONTARIO

SUPERIOR COURT OF JUSTICE

(COMMERCIAL LIST)

THE HONOURABLE	)	THURSDAY, THE 15TH
)
JUSTICE CAVANAGH	)	DAY OF FEBRUARY, 2024

IN THE MATTER OF AN APPLICATION UNDER SECTION 182 OF THE BUSINESS CORPORATIONS ACT, R.S.O. 1990, c. B.16, AS AMENDED, AND RULES 14.05(2) AND 14.05(3) OF THE RULES OF CIVIL PROCEDURE

AND IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING TRICON RESIDENTIAL INC., ITS SHAREHOLDERS, OPTIONHOLDERS, PERFORMANCE SHARE UNITHOLDERS, DEFERRED SHARE UNITHOLDERS, AND CREEDENCE ACQUISITION ULC.

TRICON RESIDENTIAL INC.

Applicant

INTERIM ORDER

(February 15, 2024)

THIS MOTION made by the Applicant, Tricon Residential Inc. (“Tricon”), for an interim order for advice and directions pursuant to section 182 of the Business Corporations Act, R.S.O. 1990, c. B.16, as amended (the “OBCA”), was heard this day at 330 University Avenue, Toronto, Ontario via Zoom videoconference call.

ON READING the Notice of Motion, the Notice of Application issued on February 6, 2024 and the affidavit of David Veneziano, Executive Vice President, Chief Legal Officer and Chief Compliance Officer of Tricon, sworn February 12, 2024 (the “Veneziano Affidavit”), including the Plan of Arrangement, which is attached as Appendix “B” to the draft management information circular of Tricon (the “Circular”), which is itself attached as Exhibit “A” to the Veneziano Affidavit, and the Arrangement Agreement between Tricon and Creedence Acquisition ULC (the “Purchaser”) made as of January 18, 2024 (the “Arrangement Agreement”), which is attached as Exhibit “B” to the Veneziano Affidavit, and on hearing the submissions of counsel for Tricon and counsel for the Purchaser.

Electronically issued / Délivré par voie électronique : 15-Feb-2024 Toronto Superior Court of Justice / Cour supérieure de justice	Court File No./N° du dossier du greffe : CV-24-00714415-00CL

Definitions

1.	THIS COURT ORDERS that all definitions used in this Interim Order shall have the meaning ascribed thereto in the Circular or otherwise as specifically defined herein.

The Meeting

2.

THIS COURT ORDERS that Tricon is permitted to call, hold and conduct a special meeting (the “Meeting”) of holders (the “Shareholders”) of common shares in the capital of Tricon, including for the avoidance of confusion, common shares in the capital of Tricon that are subject to Tricon’s Second Amended and Restated Restricted Share Plan, adopted as of December 7, 2021 (collectively, the “Common Shares”), to be held in virtually-only format via live audio webcast on Thursday, March 28, 2024 at 10:00 a.m. (Toronto time) in order for the Shareholders to, among other things, consider and, if determined advisable, pass a special resolution authorizing, adopting and approving, with or without variation, the Arrangement and the Plan of Arrangement (the “Arrangement Resolution”).

3.

THIS COURT ORDERS that the Meeting shall be called, held and conducted in accordance with the OBCA, the notice of special meeting of Shareholders, which accompanies the Circular (the “Notice of Meeting”), and the articles and by-laws of Tricon, subject to what may be provided hereafter and subject to further order of this Honourable Court.

Electronically issued / Délivré par voie électronique : 15-Feb-2024 Toronto Superior Court of Justice / Cour supérieure de justice	Court File No./N° du dossier du greffe : CV-24-00714415-00CL

4.

THIS COURT ORDERS that the record date (the “Record Date”) for determination of the Shareholders entitled to notice of, and to vote at, the Meeting shall be as at the close of business, being 5:00 p.m. (Toronto time), on February 13, 2024.

5.	THIS COURT ORDERS that the only persons entitled to attend or speak at the Meeting shall be:

a)	the Shareholders of record as of the Record Date or their respective proxyholders;

b)	the officers, directors, auditors and advisors of Tricon;

c)	representatives and advisors of the Purchaser; and

d)	other persons who may receive the permission of the Chair of the Meeting.

6.	THIS COURT ORDERS that Tricon may transact such other business at the Meeting as is contemplated in the Circular, or as may otherwise be properly before the Meeting.

Quorum

7.

THIS COURT ORDERS that the Chair of the Meeting shall be determined by Tricon and that the quorum at the Meeting shall be the holders of not less than 25% of the Common Shares entitled to vote at the Meeting, present or represented by proxy.

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Amendments to the Arrangement and Plan of Arrangement

8.

THIS COURT ORDERS that Tricon is authorized to make, subject to the terms of the Arrangement Agreement, and paragraph 9, below, such amendments, modifications or supplements to the Arrangement and the Plan of Arrangement as it may determine without any additional notice to the Shareholders, or others entitled to receive notice under paragraphs 12 and 13 hereof and the Arrangement and Plan of Arrangement, as so amended, modified or supplemented shall be the Arrangement and Plan of Arrangement to be submitted to the Shareholders at the Meeting and shall be the subject of the Arrangement Resolution. Amendments, modifications or supplements may be made following the Meeting, but shall be subject to review and, if appropriate, further direction by this Honourable Court at the hearing for the final approval of the Arrangement.

9.

THIS COURT ORDERS that, if any amendments, modifications or supplements to the Arrangement or Plan of Arrangement as referred to in paragraph 8, above, would, if disclosed, reasonably be expected to affect a Shareholder’s decision to vote for or against the Arrangement Resolution, notice of such amendment, modification or supplement shall be distributed, subject to further order of this Honourable Court, by press release, newspaper advertisement, prepaid ordinary mail, or by the method most reasonably practicable in the circumstances, as Tricon may determine.

Amendments to the Circular

10.

THIS COURT ORDERS that Tricon is authorized to make such amendments, revisions and/or supplements to the draft Circular as it may determine and the Circular, as so amended, revised and/or supplemented, shall be the Circular to be distributed in accordance with paragraphs 12 and 13 hereof.

Electronically issued / Délivré par voie électronique : 15-Feb-2024 Toronto Superior Court of Justice / Cour supérieure de justice	Court File No./N° du dossier du greffe : CV-24-00714415-00CL

Adjournments and Postponements

11.

THIS COURT ORDERS that Tricon, if it deems advisable and subject to the terms of the Arrangement Agreement, is specifically authorized to adjourn or postpone the Meeting on one or more occasions, without the necessity of first convening the Meeting or first obtaining any vote of the Shareholders respecting the adjournment or postponement, and notice of any such adjournment or postponement shall be given by such method as Tricon may determine is appropriate in the circumstances. The Record Date will not change as a result of any adjournments or postponements of the Meeting. This provision shall not limit the authority of the Chair of the Meeting in respect of adjournments and postponements.

Notice of Meeting

12.

THIS COURT ORDERS that, in order to effect notice of the Meeting, Tricon shall send the Circular (including the Notice of Application and this Interim Order), the Notice of Meeting, the form of proxy and the letter of transmittal (for registered Shareholders) and voting instruction form (for non-registered Shareholders), along with such amendments or additional documents as Tricon may determine are necessary or desirable and are not inconsistent with the terms of this Interim Order (collectively, the “Meeting Materials”), to the following:

a)

the registered Shareholders as at the close of business, being 5:00 p.m. (Toronto time), on the Record Date, at least twenty-one (21) days prior to the date of the Meeting, excluding the date of sending and the date of the Meeting, by one or more of the following methods:

i)

by pre-paid ordinary or first class mail at the addresses of the registered Shareholders as they appear on the books and records of Tricon, or its registrar and transfer agent, as at the close of business, being 5:00 p.m. (Toronto time), on the Record Date and if no address is shown therein then the last address of the person known to the Corporate Secretary of Tricon;

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ii)	by delivery, in person or by recognized courier service or inter-office mail, to the address specified in (i) above; or

iii)	by email or other form of electronic transmission to any registered Shareholder, who is identified to the satisfaction of Tricon and consents to such transmission in writing;

b)

non-registered Shareholders by providing sufficient copies of the Meeting Materials to intermediaries and registered nominees in a timely manner, in accordance with National Instrument 54-101 — Communication with Beneficial Owners of Securities of a Reporting Issuer of the Canadian Securities Administrators; and

c)

the directors and auditors of Tricon by delivery in person, by recognized courier service, by pre-paid ordinary or first class mail or by email or other form of electronic transmission, at least twenty-one (21) days prior to the date of the Meeting, excluding the date of sending and the date of the Meeting;

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and that compliance with this paragraph shall constitute sufficient notice of the Meeting.

13.

THIS COURT ORDERS that, in the event that Tricon elects to distribute the Meeting Materials, Tricon is hereby directed to distribute the Circular (including the Notice of Application and this Interim Order), and any other communications or documents determined by Tricon to be necessary or desirable (collectively, the “Court Materials”) to:

i)	the holders of outstanding options (“Stock Options”) to purchase Common Shares awarded under Tricon’s Fourth Amended and Restated Stock Option Plan, adopted as of December 7, 2021;

ii)	the holders of outstanding performance share units of Tricon (“PSUs”) awarded under Tricon’s Second Amended and Restated Performance Share Unit Plan, adopted as of December 7, 2021; and

iii)	the holders of outstanding deferred share units of Tricon (“DSUs”) awarded under Tricon’s Third Amended and Restated Deferred Share Unit Plan, adopted as of December 7, 2021;

by any method permitted for notice to Shareholders as set forth in paragraphs 12(a) or 12(b), above, including by email, concurrently with the distribution described in paragraph 12 of this Interim Order. Distribution to such persons receiving the Court Materials shall be to their addresses as they appear on the books and records of Tricon or its registrar and transfer agent as at the close of business, being 5:00 p.m. (Toronto time), on the Record Date.

Electronically issued / Délivré par voie électronique : 15-Feb-2024 Toronto Superior Court of Justice / Cour supérieure de justice	Court File No./N° du dossier du greffe : CV-24-00714415-00CL

14.

THIS COURT ORDERS that accidental failure or omission by Tricon to give notice of the Meeting or to distribute the Meeting Materials or Court Materials to any person entitled by this Interim Order to receive notice, or any failure or omission to give such notice as a result of events beyond the reasonable control of Tricon, or the non-receipt of such notice shall, subject to further order of this Honourable Court, not constitute a breach of this Interim Order nor shall it invalidate any resolution passed or proceedings taken at the Meeting. If any such failure or omission is brought to the attention of Tricon, it shall use its best efforts to rectify it by the method and in the time most reasonably practicable in the circumstances.

15.

THIS COURT ORDERS that Tricon is hereby authorized to make such amendments, revisions or supplements to the Meeting Materials and Court Materials (including, for greater certainty, the Circular) as Tricon may determine in accordance with the terms of the Arrangement Agreement (“Additional Information”), and that notice of such Additional Information may, subject to paragraph 9, above, be distributed by press release, newspaper advertisement, pre-paid ordinary mail, or by the method most reasonably practicable in the circumstances, as Tricon may determine.

16.

THIS COURT ORDERS that distribution of the Meeting Materials and Court Materials pursuant to paragraphs 12 and 13 of this Interim Order shall constitute notice of the Meeting and good and sufficient service of the within Application upon the persons described in paragraphs 12 and 13 and that those persons are bound by any orders made on the within Application. Further, no other form of service of the Meeting Materials or the Court Materials or any portion thereof need be made, or notice given or other material served in respect of these proceedings and/or the Meeting to such persons or to any other persons, except to the extent required by paragraph 9, above.

Electronically issued / Délivré par voie électronique : 15-Feb-2024 Toronto Superior Court of Justice / Cour supérieure de justice	Court File No./N° du dossier du greffe : CV-24-00714415-00CL

Solicitation and Revocation of Proxies

17.

THIS COURT ORDERS that Tricon is authorized to use the letter of transmittal and proxies substantially in the form of the drafts accompanying the Circular, with such amendments and additional information as Tricon may determine are necessary or desirable, subject to the terms of the Arrangement Agreement. Tricon is authorized to solicit proxies, directly or through its officers, directors or employees, and through such agents or representatives as it may retain for that purpose, and by mail or such other forms of personal or electronic communication as it may determine. Tricon may waive generally, in its discretion, the time limits set out in the Circular for the deposit or revocation of proxies by Shareholders, if Tricon deems it advisable to do so.

18.

THIS COURT ORDERS that Shareholders shall be entitled to revoke their proxies in accordance with section 110(4) of the OBCA (except as the procedures of that section are varied by this paragraph) provided that any instruments in writing delivered pursuant to section 110(4)(a) of the OBCA: (a) may be deposited at the registered office of Tricon or with the transfer agent of Tricon or with the Chair of the Meeting as set out in the Circular; and (b) any such instruments must be received by (i) Tricon or its transfer agent not later than 10:00 a.m. (Toronto time) on the Business Day that is two (2) Business Days immediately preceding the Meeting (or any adjournment or

Electronically issued / Délivré par voie électronique : 15-Feb-2024 Toronto Superior Court of Justice / Cour supérieure de justice	Court File No./N° du dossier du greffe : CV-24-00714415-00CL postponement thereof) or (ii) by the Chair of the Meeting at the Meeting prior to the commencement of voting. Shareholders may also revoke any previously submitted proxies in any other manner described in the Circular, including (in the case of registered Shareholders as at the close of business, being 5:00 p.m. (Toronto time), on the Record Date) by attending and validly voting at the Meeting.

Voting

19.

THIS COURT ORDERS that the only persons entitled to vote personally or by proxy on the Arrangement Resolution, or such other business as may be properly brought before the Meeting, shall be those Shareholders of record as at the close of business, being 5:00 p.m. (Toronto time), on the Record Date. Illegible votes, spoiled votes, defective votes and abstentions shall be deemed to be votes not cast. Proxies that are properly signed and dated but which do not contain voting instructions shall be voted in favour of the Arrangement Resolution.

20.

THIS COURT ORDERS that votes shall be taken at the Meeting on the basis of one vote per Common Share and that in order for the Plan of Arrangement to be implemented, subject to further Order of this Honourable Court, the Arrangement Resolution must be passed, with or without variation, at the Meeting by:

a)

an affirmative vote of at least two-thirds (66 2/3%) of the votes cast in respect of the Arrangement Resolution at the Meeting by Shareholders present or represented by proxy and entitled to vote at the Meeting; and

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b)

a simple majority of the votes cast in respect of the Arrangement Resolution at the Meeting by Shareholders present or represented by proxy and entitled to vote at the Meeting, other than by Common Shares beneficially owned or controlled, directly or indirectly, by (i) Blackstone, (ii) David Berman, (iii) Gary Berman, and (iv) any other Shareholder required to be excluded in accordance with Multilateral Instrument 61-101 — Protection of Minority Security Holders in Special Transactions.

Such votes shall be sufficient to authorize Tricon to do all such acts and things as may be necessary or desirable to give effect to the Arrangement and the Plan of Arrangement on a basis consistent with what is provided for in the Circular without the necessity of any further approval by the Shareholders, subject only to final approval of the Arrangement by this Honourable Court.

21.

THIS COURT ORDERS that in respect of matters properly brought before the Meeting pertaining to items of business affecting Tricon (other than in respect of the Arrangement Resolution), each Shareholder is entitled to one vote for each Common Share held.

Dissent Rights

22.

THIS COURT ORDERS that each registered Shareholder as of the Record Date shall be entitled to exercise Dissent Rights in connection with the Arrangement Resolution in accordance with section 185 of the OBCA (except as the procedures of that section are varied by this Interim Order and the Plan of Arrangement) provided that, notwithstanding subsection 185(6) of the OBCA, any Shareholder who wishes to dissent must, as a condition precedent thereto, provide written objection to the Arrangement Resolution to Tricon in the form required by section 185 of the OBCA

Electronically issued / Délivré par voie électronique : 15-Feb-2024 Toronto Superior Court of Justice / Cour supérieure de justice	Court File No./N° du dossier du greffe : CV-24-00714415-00CL and the Arrangement Agreement, which written objection must be received by Tricon not later than 5:00 p.m. (Toronto time) on the Business Day that is two (2) Business Days immediately preceding the Meeting (or any adjournment or postponement thereof), and must otherwise strictly comply with the requirements of the OBCA. For purposes of these proceedings, the “court” referred to in section 185 of the OBCA means this Honourable Court.

23.

THIS COURT ORDERS that, notwithstanding section 185(4) of the OBCA, the Purchaser, not Tricon, shall be required to offer to pay fair value, as of the close of business on the day prior to approval of the Arrangement Resolution at the Meeting, for Common Shares held by registered Shareholders who duly exercise Dissent Rights (which fair value shall be reduced by any amounts such Shareholders are entitled to receive in respect of the Return of Capital Distribution, if any, pursuant to the Plan of Arrangement), and to pay such amount to which such Shareholders may be entitled pursuant to the terms of the Plan of Arrangement. In accordance with the Plan of Arrangement and the Circular, all references to the “corporation” in subsections 185(4) and 185(14) to 185(30), inclusive, of the OBCA (except for the second reference to the “corporation” in subsection 185(15)) shall be deemed to refer to “Creedence Acquisition ULC” in place of the “corporation”, and the Purchaser shall have all of the rights, duties and obligations of the “corporation” under subsections 185(14) to 185(30), inclusive, of the OBCA.

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24.	THIS COURT ORDERS that any registered Shareholder who duly exercises such Dissent Rights set out in paragraph 22 above and who:

i)

is ultimately determined by this Honourable Court to be entitled to be paid fair value for his, her or its Common Shares, shall be deemed to have transferred those Common Shares as of the time set forth in Section 2.3(h) of the Plan of Arrangement, without any further act or formality and free and clear of all liens, claims, encumbrances, charges, adverse interests or security interests to the Purchaser for cancellation in consideration for a payment of cash from the Purchaser equal to such fair value (which fair value shall be reduced by any amounts such Shareholder is entitled to receive in respect of the Return of Capital Distribution, if any, pursuant to the Plan of Arrangement); or

ii)

is for any reason ultimately determined by this Honourable Court not to be entitled to be paid fair value for his, her or its Common Shares pursuant to the exercise of the Dissent Right, shall be deemed to have participated in the Arrangement on the same basis and at the same time as any non-dissenting Shareholder (other than BREIT Shareholder);

but in no case shall Tricon, the Purchaser or any other person be required to recognize such Shareholders as holders of Common Shares at or after the date upon which the Arrangement becomes effective and the names of such Shareholders shall be deleted from Tricon’s register of holders of Common Shares at that time.

Hearing of Application for Approval of the Arrangement

25.

THIS COURT ORDERS that upon approval by the Shareholders of the Plan of Arrangement in the manner set forth in this Interim Order, Tricon may apply to this Honourable Court for final approval of the Arrangement.

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26.

THIS COURT ORDERS that distribution of the Notice of Application and the Interim Order, when sent in accordance with paragraphs 12 and 13 hereof, shall constitute good and sufficient service of the Notice of Application and this Interim Order and no other form of service need be effected and no other material need be served unless a Notice of Appearance is served in accordance with paragraph 27 hereof.

27.

THIS COURT ORDERS that any Notice of Appearance served in response to the Notice of Application shall be served on the solicitors for Tricon and the Purchaser as soon as reasonably practicable, and, in any event, no less than three (3) days before the hearing of this Application at the following addresses:

GOODMANS LLP

Barristers & Solicitors

333 Bay Street, Suite 3400

Toronto, Ontario M5H 2S7

Peter Kolla / Jerred Kiss

Tel: (416) 597-6279

Fax: (416) 979-1234

Email: pkolla@goodmans.ca / jkiss@goodmans.ca

Lawyers for the Applicant

DAVIES WARD PHILLIPS & VINEBERG LLP

Barristers & Solicitors

155 Wellington Street West

Toronto, Ontario M5V 3J7

Derek Ricci / Alisa McMaster

Tel: (416) 367-7471

Fax: (416) 863-0871

Email: dricci@dwpv.com / amcmaster@dwpv.com

Lawyers for the Purchaser

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28.	THIS COURT ORDERS that, subject to further order of this Honourable Court, the only persons entitled to appear and be heard at the hearing of the within application shall be:

i)	Tricon;

ii)	the Purchaser;

iii)	the Director appointed under the OBCA; and

iv)	any person who has filed a Notice of Appearance herein in accordance with the Notice of Application, this Interim Order and the Rules of Civil Procedure.

29.

THIS COURT ORDERS that any materials to be filed by Tricon in support of the within Application for final approval of the Arrangement may be filed up to one day prior to the hearing of the Application without further order of this Honourable Court.

30.

THIS COURT ORDERS that in the event the within Application for final approval does not proceed on the date set forth in the Notice of Application, and is adjourned, only those persons who served and filed a Notice of Appearance in accordance with paragraph 27 hereof shall be entitled to be given notice of the adjourned date.

Service and Notice

31.

THIS COURT ORDERS that Tricon and its counsel are at liberty to serve or distribute this Order, any other materials and orders as may be reasonably required in these proceedings, including any notices, or other correspondence, by forwarding true copies thereof by electronic message to the Shareholders, creditors or other interested parties and their advisors. For greater certainty, any such distribution or service shall be deemed to be in satisfaction of a legal or juridical obligation, and notice requirements within the meaning of clause 3(c) of the Electronic Commerce Protection Regulations, Reg. 81000-2-175 (SOR/DORS).

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Precedence

32.

THIS COURT ORDERS that, to the extent of any inconsistency or discrepancy between this Interim Order and the terms of any instrument creating, governing or collateral to the Common Shares, Stock Options, PSUs or DSUs or the articles or by-laws of Tricon, this Interim Order shall govern.

Extra-Territorial Assistance

33.

THIS COURT seeks and requests the aid and recognition of any court or any judicial, regulatory or administrative body in any province of Canada and any judicial, regulatory or administrative tribunal or other court constituted pursuant to the Parliament of Canada or the legislature of any province and any court or any judicial, regulatory or administrative body of the United States or other country to act in aid of and to assist this Honourable Court in carrying out the terms of this Interim Order.

Variance

34.	THIS COURT ORDERS that Tricon shall be entitled to seek leave to vary this Interim Order upon such terms and upon the giving of such notice as this Honourable Court may direct.

/s/ The Honourable Justice Peter J. Cavanagh

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IN THE MATTER OF AN APPLICATION UNDER SECTION 182, BUSINESS CORPORATIONS ACT, R.S.O. 1990, c. B.16, AS AMENDED	Court File No.: CV-24-00714415-00CL

TRICON RESIDENTIAL INC.
Applicant

ONTARIO
SUPERIOR COURT OF JUSTICE
(COMMERCIAL LIST)

Proceeding commenced at Toronto

INTERIM ORDER
(February 15, 2024)

GOODMANS LLP
Barristers & Solicitors
333 Bay Street, Suite 3400
Toronto, Ontario M5H 2S7

Peter Kolla LSO#: 54608K
pkolla@goodmans.ca
Tel: (416) 597-6279
Jerred Kiss LSO#: 84365O
jkiss@goodmans.ca
Tel: (416) 849-6893

Lawyers for the Applicant,
Tricon Residential Inc.

APPENDIX “F”

NOTICE OF APPLICATION

Electronically issued / Délivré par voie électronique : 06-Feb-2024 Toronto Superior Court of Justice / Cour supérieure de justice	Court File No./No du dossier du greffe : CV-24-00714415-00CL

ONTARIO SUPERIOR COURT OF JUSTICE (COMMERCIAL LIST)	Court File No.:

IN THE MATTER OF AN APPLICATION UNDER SECTION 182 OF THE BUSINESS CORPORATIONS ACT, R.S.O. 1990, c. B.16, AS AMENDED, AND RULES 14.05(2) AND 14.05(3) OF THE RULES OF CIVIL PROCEDURE

AND IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING TRICON RESIDENTIAL INC., ITS SHAREHOLDERS, OPTIONHOLDERS, PERFORMANCE SHARE UNITHOLDERS, DEFERRED SHARE UNITHOLDERS, AND CREEDENCE ACQUISITION ULC.

TRICON RESIDENTIAL INC.

Applicant

NOTICE OF APPLICATION

TO THE RESPONDENTS:

A LEGAL PROCEEDING HAS BEEN COMMENCED by the Applicant. The claim made by the Applicant appears on the following page.

THIS APPLICATION will come on for a hearing before a judge presiding over the Commercial List on Friday, April 5, 2024 at 10:00 a.m., or as soon after that time as the application may be heard, at 330 University Avenue, Toronto, Ontario.

IF YOU WISH TO OPPOSE THIS APPLICATION, to receive notice of any step in the application or to be served with any documents in the application, you or an Ontario lawyer acting for you must forthwith prepare a notice of appearance in Form 38A prescribed by the Rules of Civil Procedure, serve it on the Applicant’s lawyer or, where the Applicant does not have a lawyer, serve it on the Applicant, and file it, with proof of service, in this court office, and you or your lawyer must appear at the hearing.

IF YOU WISH TO PRESENT AFFIDAVIT OR OTHER DOCUMENTARY EVIDENCE TO THE COURT OR TO EXAMINE OR CROSS-EXAMINE WITNESSES ON THE APPLICATION, you or your lawyer must, in addition to serving your notice of appearance, serve a copy of the evidence on the Applicant’s lawyer or, where the Applicant does not have a lawyer, serve it on the Applicant, and file it, with proof of service, in the court office where the application is to be heard as soon as possible, but at least four days before the hearing.

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IF YOU FAIL TO APPEAR AT THE HEARING, JUDGMENT MAY BE GIVEN IN YOUR ABSENCE AND WITHOUT FURTHER NOTICE TO YOU. IF YOU WISH TO OPPOSE THIS APPLICATION BUT ARE UNABLE TO PAY LEGAL FEES, LEGAL AID MAY BE AVAILABLE TO YOU BY CONTACTING A LOCAL LEGAL AID OFFICE.

Date February 6, 2024

Issued by
Local registrar

Address of	330 University Avenue, 9th floor
court office	Toronto, Ontario M5G 1R7

TO:	ALL HOLDERS OF COMMON SHARES OF TRICON RESIDENTIAL
INC., AS AT FEBRUARY 13, 2024

AND TO:	ALL HOLDERS OF OPTIONS TO PURCHASE COMMON SHARES OF
TRICON RESIDENTIAL INC., AS AT FEBRUARY 13, 2024

AND TO:	ALL HOLDERS OF PERFORMANCE SHARE UNITS OF TRICON
RESIDENTIAL INC., AS AT FEBRUARY 13, 2024

AND TO:	ALL HOLDERS OF DEFERRED SHARE UNITS OF TRICON
RESIDENTIAL INC., AS AT FEBRUARY 13, 2024

AND TO:	PRICEWATERHOUSECOOPERS LLP

PwC Tower, 18 York Street, Suite 2600
Toronto, Ontario M5J 0B2
Attn: Lee-Anne M. Kovacs

Auditors for Tricon Residential Inc.

AND TO:	DAVIES WARD PHILLIPS & VINEBERG LLP

155 Wellington Street West
Toronto, Ontario M5V 3J7
Attn: Derek Ricci LSO#: 52366N

Lawyers for Creedence Acquisition ULC

Electronically issued / Délivré par voie électronique : 06-Feb-2024 Toronto Superior Court of Justice / Cour supérieure de justice	Court File No./No du dossier du greffe : CV-24-00714415-00CL

APPLICATION

1.	THE APPLICANT MAKES APPLICATION FOR:

a)

an Interim Order for advice and directions pursuant to section 182(5) of the Business Corporations Act, R.S.O. 1990, c. B.16, as amended (the “OBCA”) with respect to a proposed arrangement (the “Arrangement”) involving Tricon Residential Inc. (“Tricon”), its shareholders, optionholders, performance share unitholders, deferred share unitholders, and Credeence Acquisition ULC (the “Purchaser”), an entity formed to effect the acquisition of Tricon by Blackstone Real Estate Partners X L.P. (“BREP X”) and Blackstone Real Estate Income Trust Inc. (“BREIT” and, collectively with BREP X and their respective affiliates, including the Purchaser, “Blackstone”);

b)	a Final Order approving the Arrangement pursuant to section 182(3) of the OBCA;

c)	to the extent necessary, an Order abridging the time for service and filing, or dispensing with or validating service, of this Application and materials related thereto; and

d)	such further and other relief as this Honourable Court may deem just.

2.	THE GROUNDS FOR THE APPLICATION ARE:

a)

Tricon is a corporation incorporated under the laws of the Province of Ontario. Its head and registered office is located in Toronto, Ontario. It is an owner and operator of a growing portfolio of approximately 38,000 single-family rental homes in the U.S. Sun Belt and investments in adjacent residential businesses, including multi-family rental properties and residential development assets in the U.S. and Toronto, Canada. The common shares in the capital of Tricon (the “Common Shares”) are listed on the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange (“NYSE”) under the symbol “TCN”.

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b)	The Purchaser was formed by BREP X for the purposes of effecting the acquisition of Tricon by BREP X and BREIT.

c)	BREP X is a Delaware limited partnership and a global real estate fund sponsored by Blackstone Inc. (NYSE: BX), a global leader in real estate investing.

d)

BREIT is a Maryland corporation and a perpetual-life, institutional quality real estate investment platform that brings private real estate to income focused investors. BREIT is externally managed by a subsidiary of Blackstone Inc.

e)

Blackstone is the largest owner of commercial real estate globally, owning and operating assets across every major geography and sector, including logistics, multifamily and single-family housing, office, hospitality and retail.

f)	On January 18, 2024, Tricon and the Purchaser entered into an arrangement agreement pursuant to which, subject to the terms and conditions set out therein, they agreed to implement the Arrangement.

g)	Pursuant to the Arrangement, among other things:

i)	the Purchaser will acquire all of the issued and outstanding Common Shares;

ii)

holders of Common Shares (other than registered holders of Common Shares who have properly dissented in respect of the Arrangement Resolution (“Dissenting Shareholders”) and Blackstone ) will receive US$11.25 in cash for each Common Share held, subject to applicable withholdings, which represents a 30% premium to the closing price of the Common Shares on the NYSE as of January 18, 2024, the last trading day prior to the public announcement of the Arrangement and a premium of approximately 42% to the volume weighted average share price on the NYSE over the 90-day period ended January 18, 2024;

Electronically issued / Délivré par voie électronique : 06-Feb-2024 Toronto Superior Court of Justice / Cour supérieure de justice	Court File No./No du dossier du greffe : CV-24-00714415-00CL

iii)

each holder of options to purchase Common Shares (“Stock Options”) (whether vested or unvested) will receive a cash payment per Stock Option equal to the amount (if any) by which US$11.25 exceeds the exercise price of such Stock Option (or the United States-dollar equivalent thereof), subject to applicable withholdings;

iv)

each Common Share that is subject to Tricon’s Second Amended and Restated Restricted Share Plan, adopted as of December 7, 2021 (“Restricted Shares”), (whether vested or unvested) will become immediately vested and each holder of a Restricted Share shall be deemed to be the holder of a Common Share for purposes of the Arrangement and will receive US$11.25 in cash for each such Common Share held, subject to applicable withholdings;

v)

each holder of performance share units of Tricon (“PSUs”) (whether vested or unvested) that is subject to the Second Amended and Restated Preferred Share Unit Plan, adopted as of December 7, 2021, will receive a cash payment of US$11.25 per PSU, subject to applicable withholdings; and

vi)

each holder of deferred share units of Tricon (“DSUs”) (whether vested or unvested) that is subject to the Third Amended and Restated Deferred Share Unit Plan, adopted as of December 7, 2021, will receive a cash payment of US$11.25 per DSU, subject to applicable withholdings.

h)

Upon completion of the Arrangement, Tricon will become a privately held company and an indirect wholly owned subsidiary of Blackstone and it is expected that the Common Shares will no longer publicly trade and will be de-listed from both the TSX and NYSE.

i)	The Arrangement is an “arrangement” within the meaning of subsection 182(1) of the OBCA.

Electronically issued / Délivré par voie électronique : 06-Feb-2024 Toronto Superior Court of Justice / Cour supérieure de justice	Court File No./No du dossier du greffe : CV-24-00714415-00CL

j)	All statutory requirements under the OBCA and any Interim Order have been or will be satisfied by the return date of this Application.

k)

The directions set out and the approvals required pursuant to any Interim Order this Honourable Court may grant have been followed and obtained, or will be followed and obtained by the return date of this Application.

l)	The Arrangement is in the best interests of Tricon and is fair to the holders of Common Shares and is put forward in good faith.

m)	The Arrangement is procedurally and substantively fair and reasonable.

n)	Section 182 of the OBCA.

o)	National Instrument 54-101 – Communication with Beneficial Owners of the Securities of a Reporting Issuer of the Canadian Securities Administrators.

p)

Certain holders of Common Shares (including Restricted Shares), Stock Options, PSUs and/or DSUs are resident outside of Ontario and will be served at their addresses as they appear on the books and records of Tricon as at February 13, 2024, being the record date set by Tricon, pursuant to rule 17.02(n) of the Rules of Civil Procedure and the terms of any Interim Order for advice and directions granted by this Honourable Court.

q)	Rules 1.04, 1.05, 2.03, 3.02(1), 14.05(2), 14.05(3), 16.04(1), 16.08, 17.02, 37, 38 and 39 of the Rules of Civil Procedure.

r)	Such further and other grounds as counsel may advise and this Honourable Court may permit.

3. THE FOLLOWING DOCUMENTARY EVIDENCE WILL BE USED AT THE HEARING OF THE APPLICATION:

a)	such Interim Order as may be granted by this Honourable Court;

Electronically issued / Délivré par voie électronique : 06-Feb-2024 Toronto Superior Court of Justice / Cour supérieure de justice	Court File No./No du dossier du greffe : CV-24-00714415-00CL

b)	an Affidavit to be sworn on behalf of Tricon, describing the Arrangement and outlining the basis for an Interim Order for advice and directions, with exhibits thereto;

c)

a further Affidavit(s) to be sworn on behalf of Tricon, reporting as to compliance with any Interim Order and the results of any meeting conducted pursuant to such Interim Order, with exhibits thereto; and

d)	such further and other material as counsel may advise and this Honourable Court may permit.

February 6, 2024	GOODMANS LLP
Barristers & Solicitors
333 Bay Street, Suite 3400
Toronto, Ontario M5H 2S7

Peter Kolla LSO#: 54608K
pkolla@goodmans.ca
Tel: (416) 597-6279

Jerred Kiss LSO#: 84365O
jkiss@goodmans.ca
Tel: (416) 849-6893

Lawyers for the Applicant,
Tricon Residential Inc.

Electronically issued / Délivré par voie électronique : 06-Feb-2024 Toronto Superior Court of Justice / Cour supérieure de justice	Court File No./No du dossier du greffe : CV-24-00714415-00CL

IN THE MATTER OF AN APPLICATION UNDER SECTION 182, BUSINESS CORPORATIONS ACT, R.S.O. 1990, c. B.16, AS AMENDED	Court File No.:

Tricon Residential Inc.
Applicant

ONTARIO
SUPERIOR COURT OF JUSTICE
(COMMERCIAL LIST)

Proceeding commenced at Toronto
NOTICE OF APPLICATION
(returnable April 5, 2024)

GOODMANS LLP
Barristers & Solicitors
333 Bay Street, Suite 3400
Toronto, Ontario M5H 2S7

Peter Kolla LSO#: 54608K
pkolla@goodmans.ca
Tel: (416) 597-6279
Jerred Kiss LSO#: 84365O
jkiss@goodmans.ca
Tel: (416) 849-6893

Lawyers for the Applicant,
Tricon Residential Inc.

APPENDIX “G”

SECTION 185 OF THE BUSINESS CORPORATIONS ACT (ONTARIO)

Rights of dissenting shareholders

185 (1) Subject to subsection (3) and to sections 186 and 248, if a corporation resolves to,

(a)	amend its articles under section 168 to add, remove or change restrictions on the issue, transfer or ownership of shares of a class or series of the shares of the corporation;

(b)	amend its articles under section 168 to add, remove or change any restriction upon the business or businesses that the corporation may carry on or upon the powers that the corporation may exercise;

(c)	amalgamate with another corporation under sections 175 and 176;

(d)	be continued under the laws of another jurisdiction under section 181;

(d.1)	be continued under the Co-operative Corporations Act under section 181.1;

(d.2)	be continued under the Not-for-Profit Corporations Act, 2010 under section 181.2; or

(e)	sell, lease or exchange all or substantially all its property under subsection 184 (3), a holder of shares of any class or series entitled to vote on the resolution may dissent.

Idem

(2)  If a corporation resolves to amend its articles in a manner referred to in subsection 170 (1), a holder of shares of any class or series entitled to vote on the amendment under section 168 or 170 may dissent, except in respect of an amendment referred to in,

(a)	clause 170 (1) (a), (b) or (e) where the articles provide that the holders of shares of such class or series are not entitled to dissent; or

(b)	subsection 170 (5) or (6).

One class of shares

(2.1)  The right to dissent described in subsection (2) applies even if there is only one class of shares.

Exception

(3)  A shareholder of a corporation incorporated before the 29th day of July, 1983 is not entitled to dissent under this section in respect of an amendment of the articles of the corporation to the extent that the amendment,

(a)	amends the express terms of any provision of the articles of the corporation to conform to the terms of the provision as deemed to be amended by section 277; or

(b)	deletes from the articles of the corporation all of the objects of the corporation set out in its articles, provided that the deletion is made by the 29th day of July, 1986.

Shareholder’s right to be paid fair value

(4)  In addition to any other right the shareholder may have, but subject to subsection (30), a shareholder who complies with this section is entitled, when the action approved by the resolution from which the shareholder dissents becomes effective, to be paid by the corporation the fair value of the shares held by the shareholder in respect of which the shareholder dissents, determined as of the close of business on the day before the resolution was adopted.

No partial dissent

(5)  A dissenting shareholder may only claim under this section with respect to all the shares of a class held by the dissenting shareholder on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.

Objection

(6)   A dissenting shareholder shall send to the corporation, at or before any meeting of shareholders at which a resolution referred to in subsection (1) or (2) is to be voted on, a written objection to the resolution, unless the corporation did not give notice to the shareholder of the purpose of the meeting or of the shareholder’s right to dissent.

Idem

(7)  The execution or exercise of a proxy does not constitute a written objection for purposes of subsection (6).

Notice of adoption of resolution

(8)  The corporation shall, within ten days after the shareholders adopt the resolution, send to each shareholder who has filed the objection referred to in subsection (6) notice that the resolution has been adopted, but such notice is not required to be sent to any shareholder who voted for the resolution or who has withdrawn the objection.

Idem

(9)  A notice sent under subsection (8) shall set out the rights of the dissenting shareholder and the procedures to be followed to exercise those rights.

Demand for payment of fair value

(10)  A dissenting shareholder entitled to receive notice under subsection (8) shall, within twenty days after receiving such notice, or, if the shareholder does not receive such notice, within twenty days after learning that the resolution has been adopted, send to the corporation a written notice containing,

(a)	the shareholder’s name and address;

(b)	the number and class of shares in respect of which the shareholder dissents; and

(c)	a demand for payment of the fair value of such shares.

Certificates to be sent in

(11)  Not later than the thirtieth day after the sending of a notice under subsection (10), a dissenting shareholder shall send the certificates, if any, representing the shares in respect of which the shareholder dissents to the corporation or its transfer agent.

Idem

(12)  A dissenting shareholder who fails to comply with subsections (6), (10) and (11) has no right to make a claim under this section.

Endorsement on certificate

(13)  A corporation or its transfer agent shall endorse on any share certificate received under subsection (11) a notice that the holder is a dissenting shareholder under this section and shall return forthwith the share certificates to the dissenting shareholder.

Rights of dissenting shareholder

(14)  On sending a notice under subsection (10), a dissenting shareholder ceases to have any rights as a shareholder other than the right to be paid the fair value of the shares as determined under this section except where,

(a)	the dissenting shareholder withdraws notice before the corporation makes an offer under subsection (15);

(b)	the corporation fails to make an offer in accordance with subsection (15) and the dissenting shareholder withdraws notice; or

(c)

the directors revoke a resolution to amend the articles under subsection 168 (3), terminate an amalgamation agreement under subsection 176 (5) or an application for continuance under subsection 181 (5), or abandon a sale, lease or exchange under subsection 184 (8), in which case the dissenting shareholder’s rights are reinstated as of the date the dissenting shareholder sent the notice referred to in subsection (10).

Same

(14.1)  A dissenting shareholder whose rights are reinstated under subsection (14) is entitled, upon presentation and surrender to the corporation or its transfer agent of any share certificate that has been endorsed in accordance with subsection (13),

(a)	to be issued, without payment of any fee, a new certificate representing the same number, class and series of shares as the certificate so surrendered; or

(b)	if a resolution is passed by the directors under subsection 54 (2) with respect to that class and series of shares,

(i)	to be issued the same number, class and series of uncertificated shares as represented by the certificate so surrendered, and

(ii)	to be sent the notice referred to in subsection 54 (3).

Same

(14.2)  A dissenting shareholder whose rights are reinstated under subsection (14) and who held uncertificated shares at the time of sending a notice to the corporation under subsection (10) is entitled,

(a)	to be issued the same number, class and series of uncertificated shares as those held by the dissenting shareholder at the time of sending the notice under subsection (10); and

(b)	to be sent the notice referred to in subsection 54 (3).

Offer to pay

(15)  A corporation shall, not later than seven days after the later of the day on which the action approved by the resolution is effective or the day the corporation received the notice referred to in subsection (10), send to each dissenting shareholder who has sent such notice,

(a)

a written offer to pay for the dissenting shareholder’s shares in an amount considered by the directors of the corporation to be the fair value thereof, accompanied by a statement showing how the fair value was determined; or

(b)	if subsection (30) applies, a notification that it is unable lawfully to pay dissenting shareholders for their shares.

Idem

(16)  Every offer made under subsection (15) for shares of the same class or series shall be on the same terms.

Idem

(17)  Subject to subsection (30), a corporation shall pay for the shares of a dissenting shareholder within ten days after an offer made under subsection (15) has been accepted, but any such offer lapses if the corporation does not receive an acceptance thereof within thirty days after the offer has been made.

Application to court to fix fair value

(18)  Where a corporation fails to make an offer under subsection (15) or if a dissenting shareholder fails to accept an offer, the corporation may, within fifty days after the action approved by the resolution is effective or within such further period as the court may allow, apply to the court to fix a fair value for the shares of any dissenting shareholder.

Idem

(19)  If a corporation fails to apply to the court under subsection (18), a dissenting shareholder may apply to the court for the same purpose within a further period of twenty days or within such further period as the court may allow.

Idem

(20)  A dissenting shareholder is not required to give security for costs in an application made under subsection (18) or (19).

Costs

(21)  If a corporation fails to comply with subsection (15), then the costs of a shareholder application under subsection (19) are to be borne by the corporation unless the court otherwise orders.

Notice to shareholders

(22)  Before making application to the court under subsection (18) or not later than seven days after receiving notice of an application to the court under subsection (19), as the case may be, a corporation shall give notice to each dissenting shareholder who, at the date upon which the notice is given,

(a)	has sent to the corporation the notice referred to in subsection (10); and

(b)	has not accepted an offer made by the corporation under subsection (15), if such an offer was made,

of the date, place and consequences of the application and of the dissenting shareholder’s right to appear and be heard in person or by counsel, and a similar notice shall be given to each dissenting shareholder who, after the date of such first mentioned notice and before termination of the proceedings commenced by the application, satisfies the conditions set out in clauses (a) and (b) within three days after the dissenting shareholder satisfies such conditions.

Parties joined

(23)  All dissenting shareholders who satisfy the conditions set out in clauses (22)(a) and (b) shall be deemed to be joined as parties to an application under subsection (18) or (19) on the later of the date upon which the application is brought and the date upon which they satisfy the conditions, and shall be bound by the decision rendered by the court in the proceedings commenced by the application.

Idem

(24)  Upon an application to the court under subsection (18) or (19), the court may determine whether any other person is a dissenting shareholder who should be joined as a party, and the court shall fix a fair value for the shares of all dissenting shareholders.

Appraisers

(25)  The court may in its discretion appoint one or more appraisers to assist the court to fix a fair value for the shares of the dissenting shareholders.

Final order

(26)  The final order of the court in the proceedings commenced by an application under subsection (18) or (19) shall be rendered against the corporation and in favour of each dissenting shareholder who, whether before or after the date of the order, complies with the conditions set out in clauses (22)(a) and (b).

Interest

(27)  The court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder from the date the action approved by the resolution is effective until the date of payment.

Where corporation unable to pay

(28)  Where subsection (30) applies, the corporation shall, within ten days after the pronouncement of an order under subsection (26), notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.

Idem

(29)   Where subsection (30) applies, a dissenting shareholder, by written notice sent to the corporation within thirty days after receiving a notice under subsection (28), may,

(a)	withdraw a notice of dissent, in which case the corporation is deemed to consent to the withdrawal and the shareholder’s full rights are reinstated; or

(b)

retain a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.

Idem

(30)  A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that,

(a)	the corporation is or, after the payment, would be unable to pay its liabilities as they become due; or

(b)	the realizable value of the corporation’s assets would thereby be less than the aggregate of its liabilities.

Court order

(31)  Upon application by a corporation that proposes to take any of the actions referred to in subsection (1) or (2), the court may, if satisfied that the proposed action is not in all the circumstances one that should give rise to the rights arising under subsection (4), by order declare that those rights will not arise upon the taking of the proposed action, and the order may be subject to compliance upon such terms and conditions as the court thinks fit and, if the corporation is an offering corporation, notice of any such application and a copy of any order made by the court upon such application shall be served upon the Commission.

Commission may appear

(32)  The Commission may appoint counsel to assist the court upon the hearing of an application under subsection (31), if the corporation is an offering corporation.

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